Form 20-F
period 2023-12-31
MicroAlgo Inc.
filed 2024-04-11
CIK 1800392

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ________

For the transition period from ________ to ________

Commission file number 001-40024

MicroAlgo Inc.

(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Unit 507, Building C, Taoyuan Street,

Long Jing High and New Technology Jingu Pioneer Park,

Nanshan District, Shenzhen, People’s Republic of China,518052

(Address of principal executive offices)

Min Shu, Chief Executive Officer

ir@viyialgo.com

Unit 507, Building C, Taoyuan Street,

Long Jing High and New Technology Jingu Pioneer Park,

Nanshan District, Shenzhen, People’s Republic of China

Tel: (86)0755-88600589

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Ordinary share, $0.001 par value (US$0.01 if retroactively adjusted to reflect the 10-to-1 share consolidation effected on March 22, 2024)	MLGO	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2023, there were 51,606,706 ordinary shares issued and outstanding, par value US$0.001 per share. (5,160,671 ordinary shares, par value US$0.01 per share, if retroactively adjusted to reflect the 10-to-1 ordinary share consolidation effected on March 22, 2024).

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement Item the registrant has elected to follow. ☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes   ☐ No

i

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategies and financial needs. These forward-looking statements include, but are not limited to, statements about:

●	our growth strategies;

●	our future business development, financial condition and results of operations;

●	our ability to retain, grow and engage our user base and expand our product offering;

●	expected changes in our revenues, content-related costs and operating margins;

●	our ability to retain key personnel and attract new talent;

●	competition landscape in China’s central processing algorithms industry;

●	general economic, political, demographic and business conditions in China and globally; and

●	the regulatory environment in which we operate.

We would like to caution you not to place undue reliance on these forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3. Key Information — 3.D. Risk Factors.” Other sections of this annual report include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law. You should read this annual report and the documents that we reference in this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ii

INTRODUCTORY NOTE

Except where the context otherwise indicates and for the purpose of this annual report only:

●	“China” or “PRC” are to the People’s Republic of China;

●	“CPM” are to cost per mille, a term used in traditional online advertising and marketing related to web traffic that measures the cost or expense incurred for every thousand potential customers who view the advertisement;

●	“GAAP” are to the generally accepted accounting principles in the United States;

●	“Hong Kong” or “HK” are to the Hong Kong Special Administrative Region of the PRC;

●	“HK$”, “HKD” or “Hong Kong dollars” are to the legal currency of the Hong Kong SAR;

●	“ordinary shares” are to our ordinary shares, par value US$0.001 per share (US$0.01 if retroactively adjusted to reflect the 10-to-1 share consolidation effected on March 22, 2024);

●	“RMB ” or “Renminbi” are to the legal currency of the People’s Republic of China;

●	“US$”, “dollars”, “USD” or “U.S. dollars” are to the legal currency of the United States;

●	“SAFE” are to the State Administration for Foreign Exchange;

●	“MOFCOM” are to the Ministry of Commerce of the People’s Republic of China;

●	“View” are to the number of times an advertisement is fetched (each time an advertisement is fetched, it is counted as one impression or one view or one impression); and

●	“MLGO”, “we”, “us”, “our company”, “the company”, “our”, or similar terms used in this annual report are to MicroAlgo Inc., a Cayman Islands exempted company, including its wholly-owned and majority-owned subsidiaries and, in the context of describing our operations and consolidated financial information.;

Our reporting currency is the Renminbi. This annual report on Form 20-F also contains translations of Renminbi amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at the rate of RMB 7.0827 to USD 1.00, representing the mid-point reference rate set by People’s Bank of China on December 29, 2023, the last business day for the year ended December 31, 2023. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

iii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Our Holding Company Structure

MicroAlgo Inc. (“MicroAlgo” or the “Company”) (f/k/a Venus Acquisition Corporation (“Venus”)), a Cayman Islands exempted company, entered into the Merger Agreement dated June 10, 2021 (as amended on January 24, 2022, August 2, 2022, August 3, 2022 and August 10, 2022, the “Merger Agreement”), by and among WiMi Hologram Cloud Inc. (“WiMi” or the “Majority Shareholder”), Venus, Venus Merger Sub Corporation (“Venus Merger Sub”), a Cayman Islands exempted company incorporated for the purpose of effectuating the Business Combination (as defined herein), and VIYI Algorithm Inc. (“VIYI”), a Cayman Islands exempted company.

Pursuant to the terms of the Merger Agreement, the Company effected a business combination with VIYI through the merger of Merger Sub with and into VIYI, with VIYI surviving as the surviving company and as our wholly-owned subsidiary. On December 12, 2022, the closing of the Business Combination (the “Closing”) occurred. Upon the closing of the Business Combination, the Company changed its name to MicroAlgo Inc.

Our ordinary shares and Public Warrants are listed on the Nasdaq Stock Market LLC (“NASDAQ”) and Over-The-Counter Market (“OTC”) under the trading symbols “MLGO” and “VENAF” respectively.

MicroAlgo is not an operating company, but a holding company incorporated in the Cayman Islands. MicroAlgo operates its business through its subsidiaries in the PRC in which it owns equity interests.

The following diagram illustrates our corporate structure, including our principal subsidiaries, as of the date of this annual report.

MicroAlgo Inc.
(Cayman Company)
VIYI Algorithm Inc.
(Cayman Company)
VIYI Technology Limited
(HK Company)
CDDI CAPITAL LTD
(BVI Company)
55%
VIWO Technology Inc.
(Cayman Company)
VIWO Technology (HK) Co., Limited
(HK Company)
Viwo Technology Limited
(HK Company)
Offshore
Onshore
Shenzhen Weiyixin Technology Co., Ltd
(WFOE)
Beijing Viwotong Technology Co., Ltd.
(WFOE)
Shenzhen Viwotong Technology Co., Ltd.
(WFOE)
58%
Shenzhen Yitian Internet Technology Co., Ltd
Shanghai Weimu Technology Co., Ltd.
Weidong Technology Co., Ltd.
Guangzhou Tapuyu Internet Technology Co., Ltd.
Beijing Younike Information Technology Co., Ltd.
99%
Shenzhen Qianhai Wangxin Technology Co., Ltd.
Shenzhen Yiyou Online Technology Co., Ltd.
Shanghai Guoyu Information Technology Co., Ltd.
1%
Shenzhen Weidong Technology Co., Ltd.
Korgas Weidong Technology Co., Ltd

*All unspecified proportions are 100%

The Holding Foreign Companies Accountable Act

Our ordinary shares may be prohibited from trading on a national exchange or over-the-counter under the Holding Foreign Companies Accountable Act (“HFCA Act”) if the Public Company Accounting Oversight Board (United States) (the “PCAOB”) is unable to inspect our auditor for two consecutive years. Our current auditor, Onestop Assurance PAC (“Onestop”), and our prior auditor for 2021 annual reports, Marcum LLP, the independent registered public accounting firms that issue the financial reports included elsewhere in this report or our most recent annual report on Form 10-K, are registered with the PCAOB. The PCAOB conducts regular inspections to assess their compliance with the applicable professional standards. Onestop and Marcum LLP are headquartered in Singapore and New York, respectively.

On December 16, 2021, the PCAOB issued a report notifying the SEC of its determinations (the “PCAOB Determinations”) that they are unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong. The report sets forth lists identifying the registered public accounting firms headquartered in mainland China and Hong Kong, respectively, that the PCAOB is unable to inspect or investigate completely, and as of the date of this report, Onestop and Marcum LLP are not included in the list of PCAOB Identified Firms in the PCAOB Determinations issued on December 16, 2021. On August 26, 2022, the China Securities Regulatory Commission (the “CSRC”), the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”), governing inspections and investigations of audit firms based in China and Hong Kong. Pursuant to the Protocol, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the U.S. Securities and Exchange Commission. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations issued in December 2021. On December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act was enacted, which amended the Holding Foreign Companies Accountable Act, by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

As such, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCA Act for the fiscal year ended December 31, 2023. Notwithstanding the foregoing, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, then such lack of inspection could cause our securities to be delisted from Nasdaq Stock Market. In addition, whether the PCAOB will continue be able to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. The PCAOB is required under the HFCA Act to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. See “Risk Factors—Risks Related to Doing Business in China—If the PCAOB is unable to inspect our auditors as required under the Holding Foreign Companies Accountable Act, the SEC will prohibit the trading of our shares. A trading prohibition for our shares, or the threat of a trading prohibition, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors, if any, would deprive our investors of the benefits of such inspections.”

Permission Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our consolidated affiliated Chinese entities have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, our subsidiaries in China. However, given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by government authorities, we cannot assure you that we have obtained all the permits or licenses required for conducting our business in China. We may be required to obtain additional licenses, permits, filings or approvals for our functions and services in the future. For more detailed information, see “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industry — We may be materially and adversely affected by the complexity, uncertainties and changes in PRC regulation of the Internet industry and companies.”

In connection with our previous issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we, our PRC subsidiaries, (i) are not required to obtain permissions from the CSRC, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not received or were denied such requisite permissions by any PRC authority.

However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, or, collectively, the Trial Measures, which came into effect on March 31, 2023. According to the Trial Measures, domestic companies in the Chinese mainland that directly or indirectly offer or list their securities in an overseas market are required to file with the CSRC. In addition, an overseas-listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within a specific time frame requested under the Trial Measures. Therefore, we will be required to file with the CSRC for our overseas offering of equity and equity linked securities in the future within the applicable scope of the Trial Measures. For more detailed information, see “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — We are subject to extensive and evolving legal system in the PRC, non-compliance with which, or changes in which, may materially and adversely affect our business and prospects, and may result in a material change in our operations and/or the value of our securities or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.”

Cash and Asset Flows through Our Organization

The Company is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries in China. As a result, the Company’s ability to pay dividends depends upon dividends paid by our subsidiaries in China. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

We are permitted under PRC laws and regulations as an offshore holding company to provide fundings to our wholly foreign-owned subsidiary in China only through loans or capital contributions, subject to the record-filing and registration with government authorities and limit on the amount of loans. Subject to satisfaction of the applicable government registration requirements, we may extend inter-company loans to our wholly foreign-owned subsidiaries in China or make additional capital contributions to the wholly foreign-owned subsidiaries to fund their capital expenditures or working capital. If we provide fundings to our wholly foreign-owned subsidiaries through loans, the total amount of such loans may not exceed the difference between the entity’s total investment as registered with the foreign investment authorities and our registered capital. Such loans must also be registered with SAFE (as defined herein) or their local branches. For more detailed information and risks associated with a transfer of funds by the Company to our PRC subsidiaries in the form of a loan or capital injection, please see “Item 3.D.Risk Factors — Risk Factors Relating to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds we receive from offshore financing activities to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand business.”

A.	[Reserved]

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

Summary of Risk Factors

Investment in our ordinary shares involves significant risks. Below is a summary of material risks we face, organized under relevant headings. These risks are discussed more fully in “Item 3. Key Information—D. Risk Factors.”

Risk Factors Relating to our Business and Industry

●	We operate in a relatively new and rapidly evolving market.

●	Our competitive position and results of operations could be harmed if we do not compete effectively.

●	We have a limited operating history, and it may not be able to sustain rapid growth, effectively manage growth or implement business strategies.

●	Recent acquisitions could prove difficult to integrate, disrupt the business, dilute shareholder value and strain the resources.

●	Failure to maintain adequate financial, information technology and management processes and controls could result in material weaknesses which could lead to errors in our financial reporting, which could adversely affect our business.

●	If we fail to keep up with industry trends or technological developments, or develop, acquire, market and offer new products and services, our business, results of operations and financial condition may be materially and adversely affected.

●	Our results of operations could materially suffer in the event of insufficient pricing to enable us to meet profitability expectations.

●	We make significant investments in research and development of new products and services that may not achieve expected returns.

●	We require a significant amount of capital to fund our research and development investments. If we cannot obtain sufficient capital on favorable terms or at all, our business, financial condition and prospects may be materially and adversely affected.

●	Our success depends on our ability to attract, hire, retain and motivate key management personnel and highly skilled employees.

●	Our business depends substantially on the market recognition of our brand and negative media coverage could adversely affect our business.

●	Our failure to protect intellectual property rights may undermine our competitive position.

●	Our services or solutions could infringe upon the intellectual property rights of others, or we might lose our ability to utilize the intellectual property of others.

●	We may not be able to protect our source code from copying if there is an unauthorized disclosure.

●	Third parties may register trademarks or domain names or purchase internet search engine keywords that are similar to our trademarks, brand or websites, or misappropriate our data and copy our platform, all of which could cause confusion to our users, divert online customers away from our products and services or harm our reputation.

●	Our business is highly dependent on the proper functioning and improvement of our information technology systems and infrastructure. Our business and operating results may be harmed by service disruptions, or by our failure to timely and effectively scale up and adjust our existing technology and infrastructure.

●	Our operations depend on the performance of the Internet infrastructure and fixed telecommunications networks in China, which may experience unexpected system failure, interruption, inadequacy or security breaches.

●	We use third-party services and technologies in connection with our business, and any disruption to the provision of these services and technologies to us could result in adverse publicity and a slowdown in the growth of our users, which could materially and adversely affect our business, financial condition and results of operations.

●	Our insurance policies may not provide adequate coverage for all claims associate with our business operations.

●	We may be subject to claims, disputes or legal proceedings in the ordinary course of our business. If the outcome of these proceedings is unfavorable to us, then our business, results of operations and financial condition could be adversely affected.

●	We may need additional capital to support or expand our business, and we may be unable to obtain such capital in a timely manner or on acceptable terms, if at all.

●	We are a “controlled company” within the meaning of the applicable Nasdaq listing rules and, as a result, will qualify for exemptions from certain corporate governance requirements. If we rely on these exemptions, you will not have the same protections afforded to shareholders of companies that are subjected to such requirements.

●	Our business may be materially and adversely affected by the effects of natural disasters, health epidemics or similar situation.

●	We may be materially and adversely affected by the complexity, uncertainties and changes in PRC regulation of the Internet industry and companies.

●	Our business generates and processes a large amount of data, and we are required to comply with PRC laws and regulations relating to cyber security. These laws and regulations could create unexpected costs, subject us to enforcement actions for compliance failures, or restrict portions of our business or cause us to change our data practices or business model.

●	We may be liable for improper use or appropriation of personal information provided directly or indirectly by our customers or end users.

●	We and our subsidiaries have a limited customer base and depend on a small number of customers for a significant portion of revenues which may result in heightened concentration risk.

●	We and our subsidiaries depend on a limited number of vendors for a significant portion of our purchase which may result in heightened concentration risk.

Risk Factors Relating to Doing Business in China

●	Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

●	If the chops of our PRC subsidiaries and their respective subsidiaries, are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

●	The PRC government exerts substantial influence over the manner in which we, our subsidiaries must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S. exchanges, however, if we are required to obtain approval in the future and was denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors.

●	We are or may be required to obtain certain permissions from Chinese authorities to issue securities to foreign investors.

●	Adverse changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, financial condition and results of operations.

●	A severe or prolonged downturn in the PRC or global economy and political tensions between the United States and China could materially and adversely affect our business and our financial condition.

●	The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies, including companies based in China, upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB.

●	Uncertainties in the promulgation, interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

●	We are subject to extensive and evolving legal system in the PRC, non-compliance with which, or changes in which, may materially and adversely affect our business and prospects, and may result in a material change in our operations and/or the value of our ordinary shares or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

●	Under the PRC enterprise income tax law, we may be classified as a “PRC resident enterprise”, which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.

●	We may not be able to obtain certain benefits under relevant tax treaties on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiaries.

●	We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

●	Certain judgments obtained against us by our shareholders may not be enforceable.

●	The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and results of operations.

●	The M&A Rules and certain other PRC regulations may make it more difficult for us to pursue growth through acquisitions.

●	PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us to liability and penalties under PRC law.

●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds we receive from offshore financing activities to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand business.

●	Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy liquidity requirements, conduct business and pay dividends to holders of our ordinary shares.

●	Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

●	Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

●	Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the PRC plan participants or we to fines and other legal or administrative sanctions.

●	Our leased property interests may be defective and our right to lease the properties affected by such defects may be challenged, which could adversely affect our business.

●	If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders

Risk Factors Relating to an Investment in our Ordinary Shares

●	Certain judgments obtained against us by our shareholders may not be enforceable.

●	The market price for our ordinary shares have fluctuated and may be volatile.

●	Our Key Projected Financial Metrics are subject to significant risks, assumptions, estimates and uncertainties, including assumptions regarding future market and changes in regulations. As a result, our projected revenues, market share, expenses and profitability may differ materially from our expectations.

●	We may be unable to obtain additional financing to fund our operations or growth.

●	Our share price may be volatile and could decline substantially.

●	We do not intend to pay cash dividends for the foreseeable future.

●	We may be subject to securities litigation, which is expensive and could divert management attention.

●	The sale or availability for sale of substantial amounts of our ordinary shares could adversely affect their market price.

●	If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about us or our business, our ordinary shares price and trading volume could decline.

●	We may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.

●	If we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of Nasdaq, our securities may not be listed or may be delisted, which could negatively impact the price of our securities and your ability to sell them.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the report based on foreign laws.

●	Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect our business, investments and results of operations.

●	Future changes to tax laws could adversely affect us.

●	We are an emerging growth company within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

●	We became a PFIC, which could result in adverse U.S. federal income tax consequences to U.S. Holders.

Risk Factors Relating to our Business and Industry

We operate in a relatively new and rapidly evolving market.

We provide customers with comprehensive solutions integrating central processing algorithms with software or hardware to streamline their digital services to end users, thereby helping our customers to improve end user satisfaction, achieve direct cost savings, and reduce power consumption. Our services include algorithm optimization, accelerating computing power without the need for hardware upgrades, lightweight data processing and data intelligence services. Our business and prospects mainly depend on the continuous development and growth of the central processing algorithm service industry in the PRC. The development of this industry is affected by numerous factors, including but not limited to technological innovation, user experience, the development of the Internet and Internet-based services, regulatory environment, and macro-economic environment. The markets for our products and services are relatively new and rapidly developing and are subject to significant challenges. In addition, our continued growth depends, in part, on our ability to respond to changes in the central processing algorithm service industry, including rapid technological evolution, continued shifts in customer demands, introductions of new products and services and emergence of new industry standards and practices. Developing and integrating new solutions, products, services or infrastructure could be expensive and time-consuming, and these efforts may not yield the benefits we expect to achieve.

In addition, as the central processing algorithm service industry in China is relatively young, there are few proven methods of projecting customer demand or available industry standards on which we can rely. Some of our current monetization methods are also in a relatively preliminary stage. We cannot assure you that our attempts to monetize current applications will continue to be successful, profitable or accepted, and therefore the profit potential of our business is difficult to gauge. Our growth prospects should be considered in light of the risks and uncertainties that fast-growing early-stage companies with limited operating history in an evolving industry may encounter, including, among others, risks and uncertainties regarding our ability to:

●	continue to develop new software and related solutions that are appealing to customers;

●	maintain stable relationships with other key participants in the value chain;

●	expand products and services into more scenarios and customer bases; and

●	expand into new geographic markets with high growth potential.

Addressing these risks and uncertainties will require significant capital expenditures and allocation of valuable management and employee resources. We cannot assure you that it will succeed in any of these aspects or that the central processing algorithm service industry in the PRC will continue to grow at a rapid pace. If we fail to successfully address any of the above risks and uncertainties, then the size of our customer base, our revenue and profits may decline.

Our competitive position and results of operations could be harmed if we do not compete effectively.

The markets for our products and services are characterized by intense competition, new industry standards, limited barriers to entry, disruptive technology developments, short product life cycles, customer price sensitivity and frequent product introductions (including alternatives with limited functionality available at lower costs or free of charge). Any of these factors could create downward pressure on pricing and profitability and could adversely affect our ability to retain current customers or attract new customers. Our future success will depend on a continued ability to enhance and integrate our existing products and services, introduce new products and services in a timely and cost-effective manner, meet changing customer expectations and needs, extend our core technology into new applications, and anticipate emerging standards, business models, software delivery methods and other technological developments. Furthermore, some of our current and potential competitors enjoy competitive advantages such as greater financial, technical, sales, marketing and other resources, broader brand awareness, and access to larger customer bases. As a result of these advantages, potential and current customers might select the products and services of our competitors, causing a loss of market share to us.

We have a limited operating history, and it may not be able to sustain rapid growth, effectively manage growth or implement business strategies.

We have a limited operating history. Although we have experienced significant growth since launching our business, our historical performance results and growth rate may not be indicative of our future performance. We may not be able to achieve similar results or grow at the same rate as it has in the past. To keep pace with the development of the central processing algorithm service industry in the PRC, we may need to adjust and upgrade our product and service offerings or modify our business model. These adjustments may not achieve expected results and may have a material and adverse impact on our financial conditions and results of operations.

In addition, our rapid growth and expansion have placed, and is expected to continue to place, a significant strain on our management and resources. There is no assurance that the future growth of us will be sustained at a similar rate or at all. We believe that our revenue, expenses and operating results may vary from period to period in response to a variety of factors beyond our control, which primarily include general economic conditions, emergencies and changes in policies, laws and regulations that may affect our business operations and our ability to monitor costs. In addition, our ability to develop new sources of revenues, diversify monetization methods, attract and retain customers, continue developing innovative technologies, increase brand awareness, expand into new market segments, and adjust to the rapidly changing regulatory environment in the PRC, will also affect our future growth to a great extent. Therefore, you should not rely on our historical results in predict our future financial performance.

Recent acquisitions could prove difficult to integrate, disrupt the business, dilute shareholder value and strain the resources.

Integrating the operations of acquired businesses successfully or otherwise realizing any of the anticipated benefits of acquisitions, including anticipated cost savings and additional revenue opportunities, involves a number of potential challenges. The failure to meet these integration challenges could seriously harm the financial condition and results of operations of us. Realizing the benefits of acquisitions depends in part on the integration of operations and personnel. These integration activities are complex and time-consuming, and we may encounter unexpected difficulties or incur unexpected costs, including:

●	the inability to achieve the operating synergies anticipated in the acquisitions;

●	diversion of management attention from ongoing business concerns to integration matters;

●	consolidating and rationalizing information technology platforms and administrative infrastructures;

●	complexities associated with managing the geographic separation of the combined businesses and consolidating multiple physical locations;

●	retaining professionals and other key employees and achieving minimal unplanned attrition;

●	integrating personnel from different corporate cultures while maintaining focus on providing consistent and high quality service;

●	demonstrating to the clients and to clients of acquired businesses that the acquisition will not result in adverse changes in client service standards or business focus;

●	possible cash flow interruption or loss of revenue as a result of transitional matters; and

●	inability to generate sufficient revenue to offset acquisition costs.

Acquired businesses may have liabilities or adverse operating issues that we failed to discover through due diligence prior to the acquisition. In particular, to the extent that prior owners of any acquired businesses or properties failed to comply with or otherwise violated applicable laws or regulations, or failed to fulfill their contractual obligations to clients, us, as the successor owner, may be financially responsible for these violations and failures and may suffer financial or reputational harm or otherwise be adversely affected. Similarly, the acquisition targets may not have as robust internal controls over financial reporting as would be expected of a public company. Acquisitions also frequently result in the recording of goodwill and other intangible assets which are subject to potential impairment in the future that could harm our financial results. We may also become subject to new regulations as a result of an acquisition, including if we acquire a business serving clients in a regulated industry or acquires a business with clients or operations in a country in which we do not already operate. In addition, if we finance acquisitions by issuing equity securities, the interests of existing shareholders may be diluted, which could affect the market price of the shares of us. As a result, if we fail to evaluate properly acquisitions or investments, we may not achieve the anticipated benefits of any such acquisitions, and we may incur costs in excess of what we anticipate. Acquisitions frequently involve benefits related to the integration of operations of the acquired business. The failure to successfully integrate the operations or otherwise to realize any of the anticipated benefits of the acquisition could seriously harm the results of operations of us.

We may be required to record a significant charge to earnings when we reassess our goodwill or amortizable intangible assets.

We are required under U.S. GAAP to test for goodwill impairment annually or when an event occurs or circumstances change in a manner that could indicate that the goodwill might be impaired. We are also required to review our amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Factors that may be considered a change in circumstances indicating that the carrying value of our amortizable intangible assets may not be recoverable include a decline in stock price and market capitalization and slower or declining growth rates in our industry, or a divestment from prior acquisitions of asset. We may be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or amortizable intangible assets is determined. See “Note 11 - Goodwill” of the Notes to Consolidated Financial Statements included in this annual report.

Failure to maintain adequate financial, information technology and management processes and controls could result in material weaknesses which could lead to errors in our financial reporting, which could adversely affect our business.

As a subsidiary of WiMi, a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and of the rules and regulations of the Nasdaq Global Market. However, failure to maintain adequate financial, information technology and management processes and controls of us could result in material weaknesses which could lead to errors in our financial reporting, which could adversely affect our business. Similarly, as an “emerging growth company,” we would be exempted from the SEC’s internal control reporting requirements. We may lose our emerging growth company status and become subject to the SEC’s internal control over financial reporting management and auditor attestation requirements in the year in which it is deemed to be a large accelerated filer, which would occur once the market value of our ordinary share held by non-affiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter. In addition, our current controls and any new controls that it develops may become inadequate because of poor design and changes in our business. Any failure to implement and maintain effective internal controls over financial reporting could adversely affect the results of assessments by our independent registered public accounting firm and their attestation reports.

If we are unable to certify the effectiveness of our internal controls, or if our internal controls have material weaknesses, we may not detect errors timely, our consolidated financial statements could be misstated, it could be subject to regulatory scrutiny and a loss of confidence by our shareholders, which could harm our reputation and business and adversely affect the market price of our securities.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules adopted, and to be adopted, by the SEC and the applicable stock exchange. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives and may not effectively or efficiently manage our transition into a public company. Moreover, we expect these rules and regulations to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for it to obtain directors and officers liability insurance, and we may be forced to accept reduced policy limits or incur substantially higher costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs it may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers.

If we fail to keep up with industry trends or technological developments, or develop, acquire, market and offer new products and services, our business, results of operations and financial condition may be materially and adversely affected.

The central processing algorithm service industry is rapidly evolving and is subject to continuous technological changes. Our success depends on our ability to continue to develop and implement services and solutions that anticipate and respond to rapid and continuing changes in technology and industry developments and offerings to serve the evolving needs of our customers. Our growth strategy is focused on responding to these types of developments by driving innovation that will enable us to expand business into new growth domains. Our competitive advantage could be adversely affected if we do not invest enough in new technologies and industrial developments, or if we make the incorrect strategical investment to respond to these developments and to drive innovation. If we do not sufficiently invest in new technology and industry developments, or evolve and expand our business at sufficient speed and scale, or if we do not make the right strategic investments to respond to these developments and successfully drive innovation, then our services and solutions, results of operations, and ability to develop and maintain a competitive advantage and continue to grow could be negatively affected.

In addition, we operate in a quickly evolving environment, in which there currently are, and we expect will continue to be, new technology developments. New services or technologies offered by competitors or new entrants may make our offerings less differentiated or less competitive when compared to other alternatives, which may adversely affect our results of operations. Technological innovations may also require substantial capital expenditures in product development as well as in modification of products, services or infrastructure. In order to maintain and improve competitiveness and continue to expand our business, we need to introduce constantly new solutions and products and services to satisfy customers’ needs, in order for us to attract new customers and retain existing customers. Researching and developing new technologies and solutions require significant investment of human resources and capital. We cannot assure you that any research and development efforts will be successful, or that we will be able to obtain financing to cover such expenditure. Failure to adapt our products and services to such changes in an effective and timely manner could materially and adversely affect our business, financial condition and results of operations.

Our results of operations could materially suffer in the event of insufficient pricing to enable us to meet profitability expectations.

If we are not able to obtain sufficient pricing for our services and solutions, our revenues and profitability could materially suffer. The rates we are able to charge for services and solutions are affected by a number of factors, including:

●	general economic and political conditions;

●	the competitive environment in our industry;

●	market price of our service and products provided;

●	our bargaining power when entering into contract with customers;

●	our customers’ preferences and desire to reduce their costs; and

●	our ability to accurately estimate, monitor and manage our contract revenues, costs of sales, profit margins and cash flows over the full contract period.

In addition, our profitability with respect to services and solutions for new technologies may be different when compared to the profitability of our current business, due to factors such as the use of alternative pricing, the mix of work and the number of service providers, among others.

The competitive environment the central processing algorithm services industry in the PRC affects our ability to obtain favorable pricing in a number of ways, any of which could have a material negative impact on our results of operations. The less we are able to differentiate and/or clearly convey the value of our services and solutions, the more risk we face in terms of our services and solutions will be seen as commodities, and price will become the driving factor in selecting a service provider. In addition, the introduction of new services or products by competitors could reduce our ability to obtain favorable pricing for the services or products that we offer. Competitors may be willing, at times, to price contracts lower than us in an effort to enter new markets or increase market share. Further, if competitors develop and implement methodologies that yield greater efficiency and productivity, they may be better positioned to offer similar services at lower prices. As such, failure to adopt a sufficient pricing policy or adjust our pricing policy in a timely and effective manner could adversely and materially affect our competitive position in the industry, which could adversely and materially affect our operations and financial conditions.

We make significant investments in research and development of new products and services that may not achieve expected returns.

We have made and will continue to make significant investments in research, development, and marketing for existing products, services, and technologies, as well as new technology or new applications of existing technology. Investments in new technology are speculative. Commercial success depends on many factors, including but not limited to, innovativeness, developer support, and effective distribution and marketing. There is no assurance that we will be rewarded from our investments in developing new services and products. If our customers do not perceive our latest offerings as providing significant new functionality or other value, they may reduce their purchases of services or products, thus unfavorably affecting revenue and profits. We may not achieve significant revenue from new products and services, or new applications of existing products and services, for several years, if at all. New products and services may not be profitable, and even if they are profitable, operating margins for some new products, services and businesses may not be as high as the margins we have experienced historically. Furthermore, developing new technologies is complex and unpredictable, which can require long development and testing periods. Significant delays in new releases or significant problems in creating new products or offering new services could adversely affect our revenue and profits.

We require a significant amount of capital to fund our research and development investments. If we cannot obtain sufficient capital on favorable terms or at all, our business, financial condition and prospects may be materially and adversely affected.

Operating our business requires significant, continuous investment in acquiring, maintaining and upgrading contents, services, and technologies. Historically, we have financed our operations primarily with net cash generated from operating activities, financial support from shareholders and equity financing and loans from third-parties. As part of our growth strategy, we plan to continue investing substantial capital in research and development activities in the future, which may require us to obtain additional equity or debt financing. Our ability to obtain additional financing in the future is subject to a number of uncertainties, including but not limited to those relating to:

●	our future business development, financial condition and results of operations;

●	general market conditions for financing activities; and

●	macro-economic and other conditions in China and elsewhere.

Although we expect to rely on net cash provided by operating activities and financing through capital markets for liquidity needs as our business continues to grow, and after it becomes a public company, there can be no assurances that we will be successful in our efforts to diversify sources of liquidity. If we raise additional funds through future issuance of equity or convertible debt securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our ordinary shares. Any debt financing that we secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, including the ability to pay dividends. This may make it more difficult for us to obtain additional capital to fund our research and development, and pursue business opportunities, including potential acquisitions. If we are unable to obtain sufficient capital to meet capital needs, then it may not be able to implement growth strategies, which may cause our business, financial condition and general prospects to be materially and adversely affected.

Our success depends on our ability to attract, hire, retain and motivate key management personnel and highly skilled employees.

Our success is largely attributable to the continued commitment and contribution of our directors and key senior management personnel. Their extensive knowledge and experience in the central processing algorithm service industry as well as their established relationships with our customers, are vital to our business. There are no assurances that we will be able to retain these key personnel, and the loss any of them without suitable and timely replacements, or the inability to attract and retain qualified personnel may adversely affect our business, results of operations, financial position and general prospects.

As of December 31, 2023, we have a total number of 86 employees. We believe that our future success depends on our continued ability to attract, hire, retain and motivate qualified and skilled employees, as they are critical in improving our infrastructure and technologies and optimizing our operations. Competition for recruitment of highly skilled professionals is intense, which could also increase costs to attract and retain talented employees. We may not be able to hire and retain skilled employees at compensation levels consistent with our existing compensation level and structure. Some of the companies with which we compete for experienced employees may have greater resources than us do and may be able to offer more attractive terms of employment. In addition, we invest significant time and resources in training employees to ensure their competitiveness, which increases these employees’ value to competitors who may seek to recruit them. If we fail to retain these employees, we could incur significant expenses in hiring and training new employees, and our ability to provide services consistently could diminish, resulting in a material adverse effect on our business and ability to sustain profitability. Moreover, if any member of our management team or any of our other key personnel joins a competitor or forms a competing business, our trade secrets and know-hows may leak which could have a material adverse effect on our business.

Our business depends substantially on the market recognition of our brand and negative media coverage could adversely affect our business.

We believe that enhancing our brand and extending our customer base are cornerstones to sustaining our competitive advantages. Negative publicity about us and our business, shareholders, affiliates, directors, officers, and other employees, as well as the industry in which we operate, could be devastating and could materially and adversely affect the public perception of our brand, and in turn, reduce the sales of our products and services. Negative publicity concerning could be related to a wide variety of matters, including:

●	alleged misconduct or other improper activities committed by our shareholders, affiliates, directors, officers and other employees;

●	false or malicious allegations or rumors about us or our shareholders, affiliates, directors, officers, and other employees;

●	user complaints about the quality of our products and services;

●	copyright or patent infringements involving us and contents offered on our platforms; and

●	governmental and regulatory investigations or penalties resulting from our failure to comply with applicable laws and regulations.

In addition to traditional media, there has been an increasing use of social media platforms and similar devices in China, including instant messaging applications, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of users and other interested people. The availability of information on instant messaging applications and social media platforms is virtually immediate as our impact without affording us an opportunity for redress or correction. The opportunity for dissemination of information, including inaccurate information, is seemingly limitless and readily available. Information concerning us, shareholders, directors, officers and employees may be posted on such platforms at any time. The risks associated with any such negative publicity or incorrect information cannot be eliminated entirely or mitigated and may materially harm our reputation, business, financial condition and results of operations.

Our failure to protect intellectual property rights may undermine our competitive position.

We believe that our patents, copyrights, trademarks and other intellectual property are essential to the success of us. We depend to a large extent on the ability to develop and maintain the intellectual property rights relating to our central processing algorithm solutions and products. We have devoted considerable time and energy to the development and improvement of software, middleware, websites, and intellectual property.

We rely primarily on a combination of patents, copyrights, trademarks and trade secrets laws, and contractual restrictions for the protection of the intellectual property used in our business. Nevertheless, these provide only limited protection and the actions we take to protect intellectual property rights may not be adequate. Our trade secrets may become known or be independently discovered by competitors. We may have no rights or limited rights to stop others’ use of our information, including intellectual property. Moreover, to the extent that our employees or third parties with whom we do business use intellectual property owned by others in their work for us, disputes may arise as to the rights to such intellectual property. Furthermore, it is often difficult to maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement, and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Contractual restrictions may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect intellectual property rights or to enforce our contractual rights in China. Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of company intellectual property. In the event that we resort to litigation to enforce intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We cannot provide assurance that we will prevail in such litigation. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

Our services or solutions could infringe upon the intellectual property rights of others, or we might lose our ability to utilize the intellectual property of others.

We cannot be sure that our services and solutions do not infringe on the intellectual property rights of third parties, and these third parties could claim that we or our clients are infringing upon their intellectual property rights. These claims could harm our reputation, cause us to incur substantial costs or prevent it from offering some services or solutions in the future. Any related proceedings could require us to expend significant resources over an extended period. Any claims or litigation in this area could be time-consuming and costly, damage our reputation and/or require it to incur additional costs to obtain the right to continue to offer a service or solution to our customers. If we cannot secure this right at all or on reasonable terms, or if it cannot substitute alternative technology, then our results of operations could be materially adversely affected. The risk of infringement claims against us may increase as we expand upon our industry software solutions.

Additionally, in recent years, individuals and firms have purchased intellectual property assets in order to assert claims of infringement against technology providers and customers that use such technology. Any such action naming we or our clients could be costly to defend or lead to an expensive settlement or judgment against us. Moreover, such an action could result in an injunction being ordered against our client or our services or operations, causing further damages.

In addition, we rely on third-party software in providing some of our services and solutions. If we lose our ability to continue using such software for any reason, including in the event that the software is found to infringe the rights of others, we will need to obtain substitute software or seek alternative means of obtaining the technology necessary to continue to provide such services and solutions. Our inability to replace such software, or to replace such software in a timely or cost-effective manner, could materially adversely affect our results of operations. In addition, the application and interpretation of intellectual property right laws as well as the procedures and standards for granting trademarks, patents, copyrights, know-how and other intellectual property rights are constantly evolving and may be uncertain, so we cannot assure you that the courts or regulatory authorities will agree with our legal analysis. If we are ruled to have violated the intellectual property rights of a third party, we may be liable for infringement activities, or may be prohibited from using the intellectual property rights, and we may incur licensing fees or be forced to develop alternatives. In this case, our business and financial condition may be materially and adversely affected.

We may not be able to protect our source code from copying if there is an unauthorized disclosure.

Source code, the detailed program commands for our middleware and software programs and solutions, is critical to our business. Although we license portions of our application and operating system source code to several licensees, we take significant measures to protect the secrecy of large portions of our source code. If our source code leaks, we might lose future trade secret protection for that code. It may then become easier for third parties to compete with our products by copying functionality, which could adversely affect our revenue and operating margins.

Third parties may register trademarks or domain names or purchase internet search engine keywords that are similar to our trademarks, brand or websites, or misappropriate our data and copy our platform, all of which could cause confusion to our users, divert online customers away from our products and services or harm our reputation.

To divert potential customers from us to such competitors’ or third parties’ websites or platforms, competitors and other third parties may purchase (i) trademarks that are similar to our trademarks and (ii) keywords that are confusingly similar to our brand or websites in the internet search engine advertising programs and in the header and text of the resulting sponsored links or advertisements in order to divert potential customers from us to such competitors’ or third parties’ websites or platforms. Preventing such unauthorized use is inherently difficult. If we are unable to prevent such unauthorized use, competitors and other third parties may continue to drive potential customers away from our platform to competing, irrelevant or potentially offensive platform, which could harm our reputation and cause us to lose revenue.

Our business is highly dependent on the proper functioning and improvement of our information technology systems and infrastructure. Our business and operating results may be harmed by service disruptions, or by our failure to timely and effectively scale up and adjust our existing technology and infrastructure.

Our business depends on the continuous and reliable operation of our information technology (“IT”) systems. Our IT systems are vulnerable to damage or interruption as a result of fires, floods, earthquakes, power losses, telecommunications failures, undetected errors in software, computer viruses, hacking and other attempts to harm our IT systems. Disruptions, failures, unscheduled service interruptions or a decrease in connection speeds could damage our reputation and cause our customers and end-users to migrate to our competitors’ platforms. If we experience frequent or constant service disruptions, whether caused by failures of our own IT systems or those of third-party service providers, then our user experience may be negatively affected, which in turn may have a material and adverse effect on our reputation and business. We may not be successful in minimizing the frequency or duration of service interruptions. As the number of our end-users increases and more user data are generated on our platform, it may be required to expand and adjust technology and infrastructure to continue to reliably store and process content.

Our operations depend on the performance of the Internet infrastructure and fixed telecommunications networks in China, which may experience unexpected system failure, interruption, inadequacy or security breaches.

Almost all access to the Internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology, or the MIIT. Moreover, we primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunication’s lines and Internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s Internet infrastructure or the fixed telecommunication networks provided by telecommunication service providers. Network flow in China has experienced significant growth during the past few years. Effective bandwidth and server storage at Internet data centers in large cities such as Beijing and Shenzhen are scarce. With the expansion of our business, it may be required to upgrade technology and infrastructure to keep up with the increasing traffic on our platform. We cannot assure you that the Internet infrastructure and the fixed telecommunication networks in China will be able to support the demands associated with the continued growth in the Internet usage. If we cannot increase our capacity to deliver online services, then it may not be able to expand our customer base, and the adoption of our services may be hindered, which could adversely impact our business and profitability.

In addition, we have no control over the costs of the services provided by telecommunication service providers. If the prices we pay for telecommunications and Internet services rise significantly, our results of operations may be materially and adversely affected. Furthermore, if the Internet access fees or other charges to Internet users increase, some users may be prevented from accessing the mobile Internet and thus cause the growth of mobile Internet users to decelerate. Such deceleration may adversely affect our ability to continue to expand our user base.

We use third-party services and technologies in connection with our business, and any disruption to the provision of these services and technologies to us could result in adverse publicity and a slowdown in the growth of our users, which could materially and adversely affect our business, financial condition and results of operations.

Our business partially depends on services provided by, and relationships with, various third parties. Some third-party software we use in our operations is currently publicly available and free of charge. If the owner of any such software decides to charge users or no longer makes the software publicly available, then we may need to incur significant costs to obtain licensing, find replacement software or develop it on our own. If we are unable to obtain licensing, find or develop replacement software at a reasonable cost, or at all, our business and operations may be adversely affected.

We exercise no control over the third parties with whom we have business arrangements. If such third parties increase their prices, fail to provide their services effectively, terminate their service or agreements or discontinue their relationships with us, then we could suffer service interruptions, reduced revenues or increased costs, any of which may have a material adverse effect on our business, financial condition and results of operations.

Our insurance policies may not provide adequate coverage for all claims associate with our business operations.

We maintain various insurance policies, such as group personal accident insurance and corporate employee benefits insurance. However, our insurance coverage is still limited in terms of amount, scope and benefit. Insurance companies in China offer limited business insurance products. We do not have any business liability or disruption insurance coverage for our operations in China. Any business disruption may result in our incurring substantial costs and the diversion of our resources. Any uninsured business disruption, litigation or legal proceedings or natural disasters, such as epidemics, pandemics or earthquakes, or other events beyond our control could result in substantial costs and the diversion of our management’s attention. If we are to be held liable for uninsured losses or amounts and claims for insured losses exceeding the limits of our insurance coverage, then our business, financial condition, and results of operations may be materially and adversely affected as a result.

We may be subject to claims, disputes or legal proceedings in the ordinary course of our business. If the outcome of these proceedings is unfavorable to us, then our business, results of operations and financial condition could be adversely affected.

We may be subject to claims, disputes, or legal proceedings in the ordinary course of our business from time to time, which could adversely affect our business, results of operations and financial condition. We may receive formal and informal inquiries from governmental authorities and regulators regarding our compliance with applicable laws and regulations, many of which are evolving and subject to interpretation. Claims arising out of actual or alleged violations of laws could be asserted against us by our employees, customers, media partners, competitors, governmental entities in civil or criminal investigations and proceedings or other third parties. These claims could be asserted under a variety of laws, including but not limited to advertising laws, Internet information services laws, intellectual property laws, unfair competition laws, data protection and privacy laws, labor and employment laws, securities laws, real estate laws, tort laws, contract laws, property laws and employee benefit laws. We may also be subject to lawsuits due to actions by our media partners or advertising customers.

There can be no guarantee that we will be successful in defending ourselves in legal and arbitration actions or in asserting our rights under various laws. If the outcome of these proceedings is unfavorable to us, then our business, results of operations and financial conditions could be adversely affected. Even if we are successful in our attempt to defend ourselves in legal and arbitration actions or to assert our rights under various laws, enforcing our rights against the various parties involved may be expensive, time-consuming and ultimately futile. These actions may expose us to negative publicity, substantial monetary damages and legal defense costs, injunctive relief, and criminal and civil fines and penalties, including but not limited to suspension or revocation of our licenses to conduct business.

We may need additional capital to support or expand our business, and we may be unable to obtain such capital in a timely manner or on acceptable terms, if at all.

Although we believe that our anticipated cash flows from operating activities, together with cash on hand, will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next twelve months, we cannot assure you this will be the case. We may also need additional cash resources in the future if it pursues opportunities for investments, acquisitions or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholding. The incurrence of indebtedness would result in increased fixed obligations and could result in operational and financial covenants that would restrict our operations. We have historically used bank borrowings to partially finance operations. We cannot assure you that additional financing will be available in amounts sufficient or on terms acceptable to us, if at all.

We are a “controlled company” within the meaning of the applicable Nasdaq listing rules and, as a result, will qualify for exemptions from certain corporate governance requirements. If we rely on these exemptions, you will not have the same protections afforded to shareholders of companies that are subjected to such requirements.

WiMi controls 56% of the voting power of our outstanding ordinary shares as of December 31, 2023. As a result, we are a “controlled company” within the meaning of applicable Nasdaq Stock Market Rules. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company.” For so long as we remain a controlled company under that definition, it is permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors or that we must establish a nominating committee and a compensation committee composed entirely of independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subjected to these corporate governance requirements.

Our business may be materially and adversely affected by the effects of natural disasters, health epidemics or similar situation.

Our business could be materially and adversely affected by natural disasters, such as earthquakes, floods, blizzards, typhoons or fire accidents, epidemics such as avian flu, swine flu, Severe Acute Respiratory Syndrome (or SARS), Ebola, Zika, COVID-19, or other events, such as acts of war, terrorism, environmental accidents, power shortages or communication interruptions.

We may be materially and adversely affected by the complexity, uncertainties and changes in PRC regulation of the Internet industry and companies.

Our subsidiaries in the PRC currently have obtained the necessary permits and licenses to operate our business in China. However, the PRC government extensively regulates the Internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the Internet industry. These Internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violations of applicable laws and regulations. Issues, risks and uncertainties relating to PRC regulations of the Internet business include, but are not limited to, the following:

●	There are uncertainties relating to the regulation of the Internet business in China, including evolving licensing practices and the requirement for real-name registrations. Permits, licenses or operations at some of our subsidiaries and PRC variable interest entity levels may be subject to challenge, we may not be able to timely obtain or maintain all the required licenses or approvals, permits, or to complete filing, registration or other formalities necessary for our present or future operations, and we may not be able to renew certain permits or licenses or renew certain filing or registration or other formalities.

●	The evolving PRC regulatory system for the Internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the State Internet Information Office. The primary role of this new agency is to facilitate the policy-making and legislative development in this field to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the Internet industry. We are unable to determine what policies this new agency or any new agencies to be established in the future may have or how they may interpret existing laws, regulations and policies and how they may affect us. Further, new laws, regulations or policies may be promulgated or announced that will regulate Internet activities, including online video and online advertising businesses. If these new laws, regulations or policies are promulgated, additional licenses may be required for our operations. If our operations do not comply with these new regulations after they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties, and our business could be disrupted.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the Internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, Internet businesses in China, including our business. There are also risks that we may be found to violate the existing or future laws and regulations given the uncertainty and complexity of China’s regulation of Internet business.

Our business generates and processes a large amount of data, and we are required to comply with PRC laws and regulations relating to cyber security. These laws and regulations could create unexpected costs, subject us to enforcement actions for compliance failures, or restrict portions of our business or cause us to change our data practices or business model.

Our business generates and processes a large quantity of data. We face risks inherent in handling and protecting large volume of data. In particular, we face a number of challenges relating to data we collect through our game distribution platform, including:

●	protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees;

●	addressing concerns related to privacy and sharing, safety, security and other factors; and

●	complying with applicable laws, rules and regulations relating to the collection, use, storage, transfer, disclosure and security of personal information, including any requests from regulatory and government authorities relating to this data.

Governments around the world, including the PRC government, have enacted or are considering legislation related to online businesses. There may be an increase in legislation and regulation related to the collection and use of anonymous internet user data and unique device identifiers, such as IP address or mobile unique device identifiers, and other data protection and privacy regulation. The PRC regulatory and enforcement regime with regard to data security and data protection is evolving. We may be required by Chinese governmental authorities to share personal information and data that we collect to comply with PRC laws relating to cybersecurity. All these laws and regulations may result in additional expenses to us, and any non-compliance may subject us to negative publicity which could harm our reputation and negatively affect the trading price of our ordinary shares. There are also uncertainties with respect to how these laws will be implemented in practice. PRC regulators have been increasingly focused on regulation in the areas of data security and data protection. We expect that these areas will receive greater attention and focus from regulators, as well as attract continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject it to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, we could become subject to penalties, fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected. In addition, regulatory authorities around the world have recently adopted or are considering a number of legislative and regulatory proposals concerning data protection. These legislative and regulatory proposals, if adopted, and the uncertain interpretations and application thereof could, in addition to the possibility of fines, result in an order requiring that we change our data practices, which could have an adverse effect on our business and results of operations.

We may be liable for improper use or appropriation of personal information provided directly or indirectly by our customers or end users.

We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. These laws and regulations are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly with respect to foreign laws. In particular, there are numerous laws and regulations regarding privacy and the collection, sharing, use, processing, disclosure, and protection of personal information and other user data. Such laws and regulations often vary in scope, may be subject to differing interpretations, and may be inconsistent among different jurisdictions.

We expect to obtain information about various aspects of our operations as well as regarding our employees and third parties. We also maintain information about various aspects of our operations as well as regarding our employees. The integrity and protection of our customer, employee and company data is critical to our business. Our customers, end users and employees expect that we will adequately protect their personal information. We are required by applicable laws to keep strictly confidential the personal information that it collects, and to take adequate security measures to safeguard such information.

The PRC Criminal Law, as amended by its Amendment 7 (effective on February 28, 2009) and Amendment 9 (effective on November 1, 2015), prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a citizen’s personal information obtained during the course of performing duties or providing services or obtaining such information through theft or other illegal ways. On November 7, 2016, the Standing Committee of the PRC National People’s Congress issued the Cyber Security Law of the PRC, or Cyber Security Law, which became effective on June 1, 2017.

Pursuant to the Cyber Security Law, network operators must not, without users’ consent, collect their personal information, and may only collect users’ personal information necessary to provide their services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations.

The Civil Code of the PRC (issued by the PRC National People’s Congress on May 28, 2020, and effective from January 1, 2021) provides main legal basis for privacy and personal information infringement claims under the Chinese civil laws. PRC regulators, including the Cyberspace Administration of China, MIIT, and the Ministry of Public Security have been increasingly focused on regulation in the areas of data security and data protection.

The PRC regulatory requirements regarding cybersecurity are constantly evolving. For instance, various regulatory bodies in China, including the Cyberspace Administration of China, the Ministry of Public Security and the SAMR, have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. In April 2020, the Chinese government promulgated Cybersecurity Review Measures, which came into effect on June 1, 2020. According to the Cybersecurity Review Measures, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security.

In November 2016, the Standing Committee of China’s National People’s Congress passed China’s first Cybersecurity Law (“CSL”), which became effective in June 2017. The CSL is the first PRC law that systematically lays out the regulatory requirements on cybersecurity and data protection, subjecting many previously under-regulated or unregulated activities in cyberspace to government scrutiny. The legal consequences of violation of the CSL include penalties of warning, confiscation of illegal income, suspension of related business, winding up for rectification, shutting down the websites, and revocation of business license or relevant permits. In April 2020, the Cyberspace Administration of China and certain other PRC regulatory authorities promulgated the Cybersecurity Review Measures, which became effective in June 2020. Pursuant to the Cybersecurity Review Measures, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security. On July 10, 2021, the Cyberspace Administration of China issued a revised draft of the Measures for Cybersecurity Review for public comments (“Draft Measures”), which required that, in addition to “operator of critical information infrastructure,” any “data processor” carrying out data processing activities that affect or may affect national security should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and

(ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. The Cyberspace Administration of China has said that under the proposed rules companies holding data on more than 1,000,000 users must now apply for cybersecurity approval when seeking listings in other nations because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.” The cybersecurity review will also investigate the potential national security risks from overseas IPOs.

On December 28, 2021, the Cyberspace Administration of China jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022, and replaced the former Measures for Cybersecurity Review (2020). Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services, and online platform operator (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country. Since we are not an operator, it does not control the personal information of more than one million users and does not collect data that affects or could affect national security. In the foreseeable future, we will not collect personal information of more than one million users or collect data that affects or may affect national security, and we will not be required to apply for a cybersecurity review under the Cybersecurity Review Measures (2021). As of the date of this report, we have not received any notification from any PRC government agency regarding any requirement by us to go through a cybersecurity review. Further, if the enacted version of the Measures for Cybersecurity Review mandates clearance of cybersecurity review and other specific actions to be completed by companies like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

Since the Cybersecurity Review Measures are relativity new, the implementation and interpretation are not yet clear. There are uncertainties about how such regulations will affect us and our listing on Nasdaq. In the event that the Cyberspace Administration of China determines that we are subject to these regulations, we may be required to be delisted from Nasdaq and we may be subject to fines and penalties.

On June 10, 2021, the Standing Committee of the NPC promulgated the PRC Data Security Law, which will take effect on September 1, 2021. The Data Security Law also sets forth the data security protection obligations for entities and individuals handling personal data, including that no entity or individual may acquire such data by stealing or other illegal means, and the collection and use of such data should not exceed the necessary limits The costs of compliance with, and other burdens imposed by, CSL and any other cybersecurity and related laws may limit the use and adoption of our products and services and could have an adverse impact on our business.

On August 20, 2021, the Standing Committee of the NPC approved the Personal Information Protection Law (“PIPL”), which will become effective on November 1, 2021. The PIPL regulates collection of personal identifiable information and seeks to address the issue of algorithmic discrimination. Companies in violation of the PIPL may be subject to warnings and admonishments, forced corrections, confiscation of corresponding income, suspension of related services, and fines.

To implement the security assessment mechanisms for cross-border transfers out of China of data under the Cyber Security Law, the Data Security Law, and the PIPL, the CAC promulgated the Security Assessment Measures, which took effect on September 1, 2022, and published the Security Assessment Guide on August 31, 2022. Under the Security Assessment Measures, a mandatory security assessment is required for data transfers out of mainland China under any of the following circumstances: (i) transfer of important data by data processors; (ii) transfer of personal information by critical information infrastructure operators and data processors that process personal information of more than one million individuals; (iii) transfer of personal information by data processors that have transferred either personal information of over 100,000 individuals or sensitive personal information of over 10,000 individuals abroad since January 1 of the preceding year; and (iv) other situations as determined by the CAC. We understand that the Security Assessment Measures cover (1) overseas transmission and storage by data processors of data generated during PRC domestic operations, and (2) access to or use of the data collected and generated by data processors and stored in the PRC by overseas institutions, organizations, or individuals. The Security Assessment Measures have retroactive effect for relevant cross-border data transfers out of mainland China conducted prior to September 1, 2022, and data processors have until February 28, 2023, to undergo mandatory security assessment for such prior relevant cross-border data transfers.

To implement the standard contract mechanism for cross-border transfers out of China of personal information under the PIPL, on February 22, 2023, the CAC published the Measures for the Standard Contract for Outbound Cross-Border Transfer of Personal Information, along with the final version of the PRC Standard Contract, which will be effective on June 1, 2023. Going forward, personal information processors may conclude a PRC Standard Contract with overseas recipients of personal information to comply with PIPL requirements for cross-border transfers out of mainland China of personal information that do not need to undergo a security assessment.

To implement the personal information protection certification mechanism for cross-border transfers out of China of personal information under the PIPL, on November 4, 2022, the CAC and SAMR jointly issued the Notification on the Implementation of Personal Information Protection Certification. In parallel, on December 16, 2022, the National Information Security Standardization Technical Committee released an updated version of the Certification Specification which provides the general principles and detailed requirements for personal information processors engaging in the cross-border transfer out of mainland China of personal information to meet in order to obtain a personal information protection certification from qualified certification institutions for cross-border transfers out of China of personal information governed by the PIPL. However, the list of qualified certification institutions has not been released to date.

We are not subject to the cybersecurity review by the CAC, given that: (i) our products and services are offered not directly to individual users but through our business customers; (ii) we do not possess a large amount of personal information in our business operations; and (iii) data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities. However, there remains uncertainty as to how the PIPL and the measures promulgated thereunder will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the PIPL. If any such new laws, regulations, rules, or implementation and interpretation comes into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. We offer our central processing algorithm services mainly to corporate clients and has limited interactions with individual end-users, which means our potential access or exposure to end-users’ personal identifiable information is limited. However, in the event us inadvertently accesses or becomes exposed to end-users’ personal identifiable information, through our corporate clients’ end-user-facing applications which access or store end users’ personal identifiable information, then we may face heightened exposure to the PIPL.

We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws. In the event that we are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we face uncertainty as to whether any clearance or other required actions can be timely completed, or at all. Given such uncertainty, we may be further required to suspend our relevant business, shut down our website, or face other penalties, which could materially and adversely affect our business, financial condition, and results of operations.

As of the date of this report, our Hong Kong subsidiaries have not collected, stored, or managed any personal information in Hong Kong. Therefore, we have concluded that currently it does not expect that laws and regulations in Mainland China on data security, data protection, or cybersecurity to be applied to our Hong Kong subsidiaries or that the oversight of the Cyberspace Administration of China will be extended to our operations outside of Mainland China. In Hong Kong, the Personal Data (Privacy) Ordinance (Cap. 486) of Hong Kong), or the PDPO, applies to data users, which control the collection, holding, processing or use of personal data in Hong Kong. Our Hong Kong subsidiaries are subject to the general requirements under PDPO including the need to obtain the prescribed consent of the data subject and to take all practicable steps to protect the personal data held by data users against unauthorized or accidental access, loss or use. Breaches of the PDPO may lead to a variety of civil and criminal sanctions including fines and imprisonment. In addition, data subjects have a right to bring proceedings in court to seek compensation for damage. We cannot guarantee that we are, or will be, in compliance with all applicable international regulations as they are enforced now or as they evolve.

We and our subsidiaries have a limited customer base and depend on a small number of customers for a significant portion of revenues which may result in heightened concentration risk.

Due to the nature of our business and our limited operating history, we and our subsidiaries have a limited customer base and have depended on a small number of customers for a significant portion of revenues. For the years ended December 31, 2022 and 2023, we had 173 and 205 customers who engaged us to provide central processing algorithm services and intelligent chips and services business, respectively. For the years ended December 31, 2022 and 2023, we derived 18.5% and 9.3% of our total revenues from one largest customer, respectively. In terms of accounts receivable for the years ended December 31, 2022 and 2023, we derived 57.8% and 54.1% of our accounts receivable from 2 and 3 customers, respectively.

Our ability to maintain close relationships with our top customers is essential to the growth and profitability of our business. If we fail to retain these top customers in any particular period, or if a large customer enters into fewer engagements with us, or fail to enter into any engagements with us, or if we fail to develop additional major customers, or if we fail to develop additional major customers, then our revenue could decline, which may adversely affect our results of operations.

We and our subsidiaries depend on a limited number of vendors for a significant portion of our purchase which may result in heightened concentration risk.

We and our subsidiaries, also conduct business with a limited number of vendors. For the years ended December 31, 2022 and 2023, 11.3% and 11.4% of our total purchases were from one largest vendor, respectively. In terms of accounts payable for the years ended December 31, 2022 and 2023, 82.4% and 90.3% of our accounts payable were from 3 and 5 vendors, respectively.

Our financial results could be materially and adversely affected if any one supplier fails to fulfill our contractual obligations, or if we are unable to find other suppliers to provide the same level of supplies. In addition, we cannot assure you that performance by third-party vendors will be satisfactory, and if they under-perform, it will have a material adverse effect on the cash flows or profitability of our business.

Risk Factors Relating to Doing Business in China

Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

In March 2019, the Standing Committee of the National People’s Congress of the PRC passed the Foreign Investment Law of the People’s Republic of China (“Foreign Investment Law”). Among other things, the Foreign Investment Law defines the “foreign investment” as the investment activities in China conducted by foreign individuals, enterprises and other organizations (collectively, the “Foreign Investors”) in a direct or indirectly manner, including any of the following circumstances: (1) the foreign investor establishes a foreign-invested enterprise within the territory of China, independently or jointly with any other investor; (2) the foreign investor acquires shares, equities, property shares or any other similar rights and interests of an enterprise within the territory of China; (3) the foreign investor makes investment to initiate a new project within the territory of China, independently or jointly with any other investor; and (4) the foreign investor makes investment in any other way stipulated by laws, administrative regulations or provisions of the State Council. The Foreign Investment Law leaves uncertainty with respect to whether Foreign Investors control PRC onshore variable interest entities via contractual arrangements will be recognized as “foreign investment.” PRC governmental authorities will administrate foreign investment by applying the principal of pre-entry national treatment together with a “negative list” (the “Negative List”, which shall be promulgated by or promulgated with approval by the State Counsel), to be specific, Foreign Investors are prohibited from making any investments in the fields which are catalogued into prohibited industries for foreign investment based on the Negative List, while Foreign Investors are allowed to make investments in the restricted industries provided that all the requirements and conditions as set forth in the Negative List have been satisfied; when Foreign Investors make investments in the fields other than those included in the Negative List, the national treatment principle shall apply. Besides, certain approval and/or filing requirements shall be fulfilled in accordance with applicable foreign investment laws and regulations.

The business that we conduct through our subsidiaries is not subject to Special Management Measures for the Market Entry of Foreign Investment (Negative List) (2021 Version) (the “2021 Negative List”) issued by MOFCOM and the National Development and Reform Commission, but it is unclear whether any new “negative list” to be issued under the Foreign Investment Law will be different from the 2021 Negative List.

If the chops of our PRC subsidiaries and their respective subsidiaries, are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our PRC subsidiaries are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. In addition, if the chops are misused by unauthorized persons, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations.

The PRC government exerts substantial influence over the manner in which we, our subsidiaries must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S. exchanges, however, if we are required to obtain approval in the future and was denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors.

The PRC government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in our laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central data security, anti-monopoly policies or local PRC governments may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in the PRC or particular regions thereof, and could require us to divest itself of any interest it then hold in Chinese properties.

Additionally, on July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down on Illegal Securities Activities, or the Opinions, which emphasized the need to strengthen administration over illegal securities activities and supervision of overseas listings by China-based companies. The Opinions proposed promoting regulatory systems to deal with risks facing China-based overseas-listed companies, and provided that the State Council will revise provisions regarding the overseas issuance and listing of shares by companies limited by shares and will clarify the duties of domestic regulatory authorities. However, the Opinions did not provide detailed rules and regulations. As a result, uncertainties remain regarding the interpretation and implementation of the Opinions.

As such, our business segments may be subject to various government and regulatory interference in the provinces in which they operate. We could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. We may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.

Furthermore, it is uncertain when and whether we will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. Although we are currently not required to obtain permission from any of the PRC federal or local government to obtain such permission and has not received any denial to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry.

We are or may be required to obtain certain permissions from Chinese authorities to issue securities to foreign investors.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, effective March 31, 2023. According to these measures, mainland China companies that directly or indirectly offer or list their securities in an overseas market are required to file with the CSRC. An overseas listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within a specific time frame requested under these measures. An overseas listed company is also required to report material events to the CSRC within three working days after the occurrence and announcement of certain events, including, among other things, the change of control, investigation or penalties imposed by relevant authorities, the conversion of listing status or the transfer of listing board. Failure to comply with these filing or reporting requirements may result in fines and other penalties on the companies, the controlling shareholder and other responsible persons. For more details, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on Overseas Listings.”

On February 17, 2023, the CSRC held a press conference for the release of the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which clarifies that the domestic companies that have already been listed overseas before March 31, 2023 shall be deemed as the existing applicants who are not required to complete the filing procedures immediately but shall be required to file with the CSRC when subsequent matters such as refinancing are involved.

If we fail to file with the CSRC in a timely manner or at all, for any future offering (including, among others, follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities) pursuant to these measures, our ability to raise or utilize funds could be materially and adversely affected. There remain substantial uncertainties as to the interpretation, application, and enforcement of these measures and how they will affect our operations and our future financing.

Adverse changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, financial condition and results of operations.

Substantially all of our revenues are generally sourced from China. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in China. Economic reforms begun in the late 1970s have resulted in significant economic growth. However, any economic reform policies or measures in China may from time to time be modified or revised. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, and control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth in the past 30 years, growth has been uneven across different regions and among different economic sectors. The Chinese government has implemented measures to encourage economic growth and guide the allocation of the resources. Some of these measures may benefit the overall Chinese economy but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations.

Although the PRC economy has grown significantly in the past decade, that growth may not continue, as evidenced by the slowing of the growth of the PRC economy since 2012. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position.

A severe or prolonged downturn in the PRC or global economy and political tensions between the United States and China could materially and adversely affect our business and our financial condition.

The global macroeconomic environment is facing challenges, including the end of quantitative easing by the U.S. Federal Reserve, the economic slowdown in the Eurozone since 2014 and uncertainties over the impact of Brexit. The Chinese economy has shown slower growth compared to the previous decade since 2012 and the trend may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in market volatility.

If we plan to expand our business internationally and do business cross-border in the future, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact our competitive position, or prevent us from being able to conduct business in certain countries. If any new tariffs, legislation, or regulations are implemented, or if existing trade agreements are renegotiated, such changes could adversely affect our business, financial condition, and results of operations. In particular, there have been heightened tensions in international economic relations between the United States and China. The U.S. government has recently imposed, and has recently proposed to impose additional, new, or higher tariffs on certain products imported from China to penalize China for what the U.S. government characterizes as unfair trade practices. China has responded by imposing, and proposing to impose additional, new, or higher tariffs on certain products imported from the United States. Following mutual retaliatory actions for months, on January 15, 2020, the United States and China entered into the Economic and Trade Agreement Between the United States of America and the People’s Republic of China as a phase one trade deal, effective on February 14, 2020. Although the direct impact of the current international trade tension, and any escalation of such tension, on the AR industry in China is uncertain, the negative impact on general, economic, political and social conditions may adversely impact our business, financial condition and results of operations.

Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy and the political tensions between the United States and China may materially and adversely affect our business, financial condition, results of operations and prospects.

The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies, including companies based in China, upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB.

Our auditor is registered with the PCAOB and is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor, Onestop Assurance PAC, is headquartered in Singapore. Therefore, our auditor is subject to the Determination announced by the PCAOB on December 16, 2021. Moreover, since the PCAOB Determination on December 15, 2022, the PCAOB currently has access to inspect the audit workpapers of our PRC subsidiaries or any PRC-based subsidiary. Notwithstanding the foregoing, in the future, if there is any regulatory change or steps taken by the PRC regulators that do not permit Onestop Assurance PAC to provide audit documentation located in China or Hong Kong to the PCAOB for inspection or investigation, or the PCAOB expands the scope of the Determination so that we are subject to the HFCA Act, as the same may be amended, you may be deprived of the benefits of such inspection which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities, including trading on the national exchange and trading on “over-the-counter” markets, may be prohibited under the HFCA Act. However, in the event the PRC authorities would further strengthen regulations over auditing work of Chinese companies listed on the U.S. stock exchanges, which would prohibit our current auditor to perform work in China, then we would need to change our auditor and the audit workpapers prepared by our new auditor may not be inspected by the PCAOB without the approval of the PRC authorities, in which case the PCAOB may not be able to fully evaluate the audit or the auditors’ quality control procedures. Furthermore, due to the recent developments in connection with the implementation of the Holding Foreign Companies Accountable Act, we cannot assure you whether the SEC, Nasdaq or other regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. The requirement in the HFCA Act that the PCAOB be permitted to inspect the issuer’s public accounting firm, may result in the delisting of us in the future if the PCAOB is unable to inspect our accounting firm at such future time.

If the PCAOB is unable to inspect our auditors as required under the Holding Foreign Companies Accountable Act, the SEC will prohibit the trading of our shares. A trading prohibition for our shares, or the threat of a trading prohibition, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors, if any, would deprive our investors of the benefits of such inspections.

Uncertainties in the promulgation, interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the promulgation of new rules and explanations and interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties. For example, the enforcement of laws and rules and regulations in China can change quickly with little advance notice and there are risks that the Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our ordinary shares.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Specifically, rules and regulations in China can change quickly with little advance notice.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

We are subject to extensive and evolving legal system in the PRC, non-compliance with which, or changes in which, may materially and adversely affect our business and prospects, and may result in a material change in our operations and/or the value of our ordinary shares or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

PRC companies are subject to various PRC laws, regulations and government policies and the relevant laws, regulations and policies continue to evolve. Recently, the PRC government is enhancing supervision over companies seeking listings overseas and some specific business or activities such as the use of variable interest entities and data security or anti-monopoly. The PRC government may adopt new measures that may affect our operations, or may exert more oversight and control over offerings conducted outside of China and foreign investment in China-based companies, and we may be subject to challenges brought by these new laws, regulations and policies. However, since these laws, regulations and policies are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties. Furthermore, as we may be subject to additional, yet undetermined, laws and regulations, compliance may require us to obtain additional permits and licenses, complete or update registrations with relevant regulatory authorities, adjust our business operations, as well as allocate additional resources to monitor developments in the relevant regulatory environment. However, under the stringent regulatory environment, it may take much more time for the relevant regulatory authorities to approve new applications for permits and licenses, and complete or update registrations and we cannot assure you that we will be able to comply with these laws and regulations promptly or at all. The failure to comply with these laws and regulations may delay, or possibly prevent us to conduct business, accept foreign investments, or be listed overseas.

The occurrence of any of these events may materially and adversely affect our business and prospects and may result in a material change in our operations and/or the value of our ordinary shares or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors.

Under the PRC enterprise income tax law, we may be classified as a “PRC resident enterprise”, which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.

Under the PRC enterprise income tax law that became effective on January 1, 2008, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on our worldwide income. On April 22, 2009, the State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Further to SAT Circular 82, on August 3, 2011, the SAT issued the Administrative Measures of Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45, which became effective on September 1, 2011, to provide more guidance on the implementation of SAT Circular 82.

According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be considered a PRC tax resident enterprise by virtue of having our “de facto management body” in China and will be subject to PRC enterprise income tax on our worldwide income only if all of the following conditions are met: (a) the senior management and core management departments in charge of our daily operations function have their presence mainly in the PRC; (b) our financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) our major assets, accounting books, company seals, and minutes and files of our board and shareholders’ meetings are located or kept in the PRC; and (d) not less than half of the enterprise’s directors or senior management with voting rights habitually reside in the PRC. SAT Bulletin 45 further clarifies the resident status determination, post-determination administration as well as competent tax authorities.

Although SAT Circular 82 and SAT Bulletin 45 only apply to offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise group instead of those controlled by PRC individuals or foreigners, the determination criteria set forth therein may reflect SAT’s general position on how the term “de facto management body” could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.

We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes even if the standards for “de facto management body” prescribed in the SAT Circular 82 are applicable to us. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that the company or any of our subsidiaries outside of China is a PRC resident enterprise for enterprise income tax purposes, we may be subject to PRC enterprise income on our worldwide income at the rate of 25%, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations.

Although dividends paid by one PRC tax resident to another PRC tax resident should qualify as “tax-exempt income” under the enterprise income tax law, we cannot assure you that dividends by our PRC subsidiaries to our Cayman Islands holding company will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax on dividends, and the PRC tax authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes.

Non-PRC resident holders of our ordinary shares may also be subject to PRC withholding tax on dividends paid by us and PRC tax on gains realized on the sale or other disposition of ordinary shares, if such income is sourced from within the PRC. The tax would be imposed at the rate of 10% in the case of non-PRC resident enterprise holders and 20% in the case of non-PRC resident individual holders. In the case of dividends, we would be required to withhold the tax at source. Any PRC tax liability may be reduced under applicable tax treaties or similar arrangements. Although our holding company is incorporated in the Cayman Islands, it remains unclear whether dividends received and gains realized by our non-PRC resident holders of our ordinary shares will be regarded as income from sources within the PRC if we are classified as a PRC resident enterprise. Any such tax will reduce the returns on your investment in our ordinary shares.

We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing and withholding or tax payment obligations with respect to any internal restructuring, and our PRC subsidiaries may be requested to assist in the filing. Any PRC tax imposed on a transfer of our shares not through a public stock exchange, or any adjustment of such gains would cause us to incur additional costs and may have a negative impact on the value of your investment in the company.

We may not be able to obtain certain benefits under relevant tax treaties on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiaries.

We are an exempted company with limited liability, used as holding company, incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries, as paid to us through our Hong Kong subsidiaries, to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, and Circular 81 issued by the State Administration of Taxation, such withholding tax rate may be lowered to 5% if the PRC enterprise is at least 25% held by a Hong Kong enterprise throughout the 12 months prior to distribution of the dividends and is determined by the relevant PRC tax authority to have satisfied other requirements. Furthermore, under the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, which became effective in August 2015, the non-resident enterprises shall determine whether they are qualified for preferential tax treatment under the tax treaties and file relevant reports and materials with the tax authorities. There are also other conditions for benefiting from the reduced withholding tax rate according to other relevant tax rules and regulations. We cannot assure you that our determination regarding our Hong Kong subsidiaries’ qualification to benefit from the preferential tax treatment will not be challenged by the relevant PRC tax authority or that we will be able to complete the necessary filings with the relevant PRC tax authority and benefit from the preferential withholding tax rate of 5% under the Double Taxation Avoidance Arrangement with respect to dividends to be paid by our PRC subsidiaries to our Hong Kong subsidiaries.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in us by non-resident investors. In February 2015, the SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Bulletin 7, as amended in 2017. Pursuant to this bulletin, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to SAT Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immovable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consist of direct or indirect investment in China or if our income mainly derives from China; whether the offshore enterprise and our subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immovable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. SAT Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

There is uncertainty as to the application of SAT Bulletin 7. We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. We may be subject to filing obligations or taxed if we are transferor in such transactions, and may be subject to withholding obligations if we are transferee in such transactions under SAT Bulletin 7. For transfer of shares in us by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Bulletin 7. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that we should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our current operations are conducted in China. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and results of operations.

Pursuant to the labor contract law that took effect in January 2008, our implementation rules that took effect in September 2008 and our amendment that took effect in July 2013, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. Due to lack of detailed interpretative rules and uniform implementation practices and broad discretion of the local competent authorities, it is uncertain as to how the labor contract law and our implementation rules will affect our current employment policies and practices. Our employment policies and practices may violate the labor contract law or our implementation rules, and we may thus be subject to related penalties, fines or legal fees. Compliance with the labor contract law and our implementation rules may increase our operating expenses, in particular our personnel expenses. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the labor contract law and our implementation rules may also limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. According to the Social Insurance Law and the Regulations on the Management of Housing Fund, employees must participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance and maternity insurance and housing funds, and the employers must, together with their employees or separately, pay the social insurance premiums and housing funds for such employees.

As the interpretation and implementation of these laws and regulations are still evolving, we cannot assure you that our employment practice will at all times be deemed in full compliance with labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be materially and adversely affected.

Further, labor disputes, work stoppages or slowdowns at our operations or any of our third-party service providers could significantly disrupt daily operation or our expansion plans and have a material adverse effect on our business.

The M&A Rules and certain other PRC regulations may make it more difficult for us to pursue growth through acquisitions.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established complex procedures and requirements for acquisition of Chinese companies by foreign investors, including requirements in some instances that the Ministry of Commerce of the PRC be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress, which became effective in 2008, requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the Ministry of Commerce before they can be completed. In addition, the security review rules issued by the Ministry of Commerce and became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement.

In the future, we may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of the above-mentioned regulations and other rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. Furthermore, according to the M&A Rules, if a PRC entity or individual plans to merger or acquire our related PRC entity through an overseas company legitimately incorporated or controlled by such entity or individual, such a merger and acquisition will be subject to examination and approval by the Ministry of Commerce. The application and interpretations of M&A Rules are still uncertain, and there is possibility that the PRC regulators may promulgate new rules or explanations requiring that we obtain approval of the Ministry of Commerce for our completed or ongoing mergers and acquisitions. There is no assurance that we can obtain such approval from the Ministry of Commerce for our mergers and acquisitions, and if we fail to obtain those approvals, we may be required to suspend our acquisition and be subject to penalties. Any uncertainties regarding such approval requirements could have a material adverse effect on our business, results of operations and corporate structure.

Furthermore, the M&A Rules, among other things, purport to require that an offshore special purpose vehicle controlled directly or indirectly by PRC domestic companies or individuals and formed for purposes of overseas listing through acquisition of PRC domestic interests obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The CSRC has not issued any definitive rules or interpretations concerning whether offerings such as this offering are subject to the CSRC approval procedures under the M&A Rules. In the opinion of our PRC counsel, we are not required to obtain approvals from the CSRC under the M&A Rules for listing and trading of the securities, because (i) the CSRC currently has not issued any definitive rules or interpretations concerning whether offerings are subject to the CSRC approval procedures under the M&A Rules, (ii) we established a WFOE utilizing foreign direct investment that is not through a merger or acquisition of the equity or asset of a “PRC domestic company” as defined under the M&A Rules;. However, uncertainties still exist as to how the M&A Rules will be interpreted and implemented and the opinion stated above is subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us to liability and penalties under PRC law.

The State Administration of Foreign Exchange (“SAFE”) promulgated the Circular on Relevant Issues Relating to PRC Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or our local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC residents or entities, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions.

SAFE Circular 37 is issued to replace the Circular on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments through Overseas Special Purpose Vehicles. If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest of us, nor can we compel our shareholders to comply with the requirements of SAFE Circular 37. As a result, we cannot assure you that all of our shareholders who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE Circular 37. Failure by such shareholders to comply with SAFE Circular 37, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds we receive from offshore financing activities to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand business.

Any transfer of funds by us to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, is subject to approval by or registration or filing with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to our PRC subsidiaries are subject to the approval of or filing with the Ministry of Commerce in our local branches and registration with a local bank authorized by SAFE. In addition, (i) any foreign loan procured by our PRC subsidiaries is required to be registered with SAFE or our local branches or filed with SAFE in our information system; and (ii) our PRC subsidiaries may not procure loans which exceed the difference between their total investment amount and registered capital or, as an alternative, only procure loans subject to the calculation approach and limitation as provided in the People’s Bank of China Notice No. 9 (“PBOC Notice No. 9”). Any medium- or long-term loan to be provided by us to the PRC subsidiaries must be registered with the National Development and Reform Commission and SAFE or our local branches. We may not be able to obtain these government approvals or complete such registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to receive such approvals or complete such registration or filing, our ability to use the proceeds it receives from our offshore financing activities and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and ability to fund and expand our business. There is, in effect, no statutory limit on the amount of capital contribution that we can make to our PRC subsidiaries. This is because there is no statutory limit on the amount of registered capital for our PRC subsidiaries, and we are allowed to make capital contributions to our PRC subsidiaries by subscribing for their initial registered capital and increased registered capital, provided that the PRC subsidiaries complete the relevant filing and registration procedures.

With respect to loans to our PRC subsidiaries by us, (i) if the PRC subsidiaries adopt the traditional foreign exchange administration mechanism, or the Current Foreign Debt Mechanism, the outstanding amount of the loans shall not exceed the difference between the total investment and the registered capital of the PRC subsidiaries; and (ii) if the PRC subsidiaries adopt the foreign exchange administration mechanism as provided in Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or the PBOC Notice No. 9, the risk-weighted outstanding amount of the loans, which shall be calculated based on the formula provided in PBOC Notice No. 9, shall not exceed 200% of the net asset of the PRC subsidiaries. According to the PBOC Notice No. 9, after a transition period of one year since the promulgation of PBOC Notice No. 9, the PBOC and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of PBOC Notice No. 9. As of the date hereof, neither the PBOC nor SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. It is uncertain which mechanism will be adopted by the PBOC and SAFE in the future and what statutory limits will be imposed on us when providing loans to our PRC subsidiaries. Currently, our PRC subsidiaries have the flexibility to choose between the Current Foreign Debt Mechanism and the Notice No. 9 Foreign Debt Mechanism. However, if a more stringent foreign debt mechanism becomes mandatory, our ability to provide loans to our PRC subsidiaries or our consolidated affiliated entities may be significantly limited, which may adversely affect our business, financial condition and results of operations.

The Circular on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-Invested Enterprises, or SAFE Circular 19, effective as of June 1, 2015, as amended by Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement under the Capital Account, or SAFE Circular 16, effective on June 9, 2016, allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capitals for expenditure beyond their business scopes, and also prohibit FIEs from using such Renminbi fund to provide loans to persons other than affiliates unless otherwise permitted under our business scope. As a result, we are required to apply Renminbi funds converted from the net proceeds us received from our offshore financing activities within the business scopes of our PRC subsidiaries. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to use Renminbi converted from the net proceeds from our offshore financing activities to fund the establishment of new entities in China by their subsidiaries, to invest in or acquire any other PRC companies through our PRC subsidiaries, which may adversely affect our business, financial condition and results of operations.

Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy liquidity requirements, conduct business and pay dividends to holders of our ordinary shares.

We are a holding company incorporated in the Cayman Islands. We rely on dividends from our PRC subsidiaries for our cash and financing requirements, such as the funds necessary to pay dividends and other cash distributions to our shareholders, including holders of our ordinary shares, and service any debt us may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory condition and procedures, if any, determined under Chinese accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of their accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of our registered capital. Furthermore, if our PRC subsidiaries incur debt on their behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us, which may restrict our ability to satisfy our liquidity requirements.

In addition, the Enterprise Income Tax Law of the PRC, or the PRC EIT Law, and our implementation rules provide that withholding tax rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and China’s foreign exchange policies, among other things. In 2005, the PRC government changed our decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive most of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to us. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and consolidated affiliated entities to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

In light of the flood of capital outflows of China in 2016 due to the weakening Renminbi, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement including overseas direct investment. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. If any of our shareholders regulated by such policies fail to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the relevant PRC authorities. The PRC government may at our discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the PRC plan participants or we to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly listed companies may submit applications to SAFE or our local branches for the foreign exchange registration with respect to offshore special purpose companies. In the meantime, our directors, executive officers and other employees who are PRC citizens or who are non-PRC residents residing in the PRC for a continuous period of not less than one year, subject to limited exceptions, and who have been granted incentive share awards by us, may follow the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, or 2012 SAFE notices, promulgated by the SAFE in 2012. Pursuant to the 2012 SAFE notices, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. Our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options are subject to these regulations. Failure to complete the SAFE registrations may subject them to fines, and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law.

The SAT has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities.

Our leased property interests may be defective and our right to lease the properties affected by such defects may be challenged, which could adversely affect our business.

According to the PRC Land Administration Law, land in urban districts is owned by the state. The owner of a property built on state-owned land must possess the proper land and property title certificate to demonstrate that it is the owner of the premises and that it has the right to enter into lease contracts with the tenants or to authorize a third party to sublease the premises. Some of the landlords of our leasing center locations have failed to provide the title certificates to us. Our right to lease the premises may be interrupted or adversely affected if our landlords are not the property owners and the actual property owners should appear.

In addition, the title certificate usually records the approved use of the state-owned land by the government and the property owner is obligated to follow the approved use requirement when making use of the property. In the case of failure to utilize the property in accordance with the approved use, the land administration authorities may order the tenant to cease utilizing the premises or even invalidate the contract between the landlord and the tenant. If our use of the leased premises is not in full compliance with the approved use of the land, we may be unable to continue to use the property, which may cause disruption to our business.

If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law and our implementation rules, an enterprise established outside of the PRC with our “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on our global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation, or SAT, issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular applies only to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the

“de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having our “de facto management body” in China, and will be subject to PRC enterprise income tax on our global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe we are not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we would be subject to PRC enterprise income tax on our worldwide income at the rate of 25%. Furthermore, we would be required to withhold a 10% tax from dividends us pays to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to PRC tax on gains realized on the sale or other disposition of ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders and any gain realized on the transfer of the ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of us would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ordinary shares.

Risk Factors Relating to an Investment in our Ordinary Shares

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a company incorporated under the laws of the Cayman Islands. We conduct most of our operations in China and substantially all of our operations outside of the United States. Most of our assets are located in China, and substantially all of our assets are located outside of the United States. In addition, most of our senior executive officers reside within China for a significant portion of the time and most are PRC nationals. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

The market price for our Ordinary Shares have fluctuated and may be volatile.

The trading price of our Ordinary Shares have fluctuated since we first listed our Ordinary Shares on NASDAQ. The trading price of our Ordinary Shares could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our Ordinary Shares may be highly volatile for factors specific to our own operations, including the following:

●	variations in our revenues, earnings, cash flow and data related to our user base or user engagement;

●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

●	announcements of new product and service offerings, solutions and expansions by us or our competitors;

●	changes in financial estimates by securities analysts;

●	detrimental adverse publicity about us, our products and services or our industry;

●	additions or departures of key personnel;

●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

●	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our Ordinary Shares will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we are involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Our Key Projected Financial Metrics are subject to significant risks, assumptions, estimates and uncertainties, including assumptions regarding future market and changes in regulations. As a result, our projected revenues, market share, expenses and profitability may differ materially from our expectations.

The Key Projected Financial Metrics are subject to significant risks, assumptions, estimates and uncertainties, including assumptions regarding future market and changes in regulations. As a result, our projected revenues, market share, expenses and profitability may differ materially from our expectations.

We operate in a rapidly evolving and highly competitive industry and our Key Projected Financial Metrics are subject to the risks and assumptions made by management with respect to this industry. Operating results are difficult to forecast because they generally depend on our assessment of factors that are inherently beyond our control and impossible to predict with certainty, such as the development and commercialization of new business.

Additionally, our business is dependent on, among other things, attracting new customers, developing and marketing new products, brand protection and employee retention, many of which may be difficult to predict. This may result in decreased projected revenue levels, and we may be unable to adopt timely measures to compensate for any shortcomings in revenue and/or operating profitability. This inability could cause our operating results in a given period to be higher or lower than budgeted.

We may be unable to obtain additional financing to fund our operations or growth.

We may require additional financing to fund our operations or growth. The failure to secure additional financing could have a material adverse effect on the continued development or growth of us.

Our share price may be volatile and could decline substantially.

The market price of our ordinary shares may be volatile, both because of actual and perceived changes in the company’s financial results and prospects, and because of general volatility in the stock market. The factors that could cause fluctuations in our share price may include, among other factors discussed in this section, the following:

●	actual or anticipated variations in the financial results and prospects of the company or other companies in the retail business;

●	changes in financial estimates by research analysts;

●	changes in the market valuations of other companies we compete with;

●	announcements by us or our competitors of new services and solutions, expansions, investments, acquisitions, strategic partnerships or joint ventures;

●	mergers or other business combinations involving us;

●	additions and departures of key personnel and senior management;

●	changes in accounting principles;

●	the passage of legislation or other developments affecting us or our industry;

●	the trading volume of our ordinary shares in the public market;

●	the release of lockup, escrow or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

●	potential litigation or regulatory investigations;

●	changes in economic conditions, including fluctuations in global and Chinese economies;

●	financial market conditions;

●	natural disasters, terrorist acts, acts of war or periods of civil unrest; and

●	the realization of some or all of the risks described in this section.

In addition, the stock markets have experienced significant price and trading volume fluctuations from time to time, and the market prices of the equity securities of retailers have been extremely volatile and are sometimes subject to sharp price and trading volume changes. These broad market fluctuations may materially and adversely affect the market price of our ordinary shares.

We do not intend to pay cash dividends for the foreseeable future.

We currently intend to retain future earnings, if any, to finance the further development and expansion of our business and does not intend to pay cash dividends in the foreseeable future. Any future determinations to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in future agreements and financing instruments, business prospects and such other factors as our board of directors deems relevant.

We may be subject to securities litigation, which is expensive and could divert management attention.

The market price of our ordinary shares may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert management’s attention from other business concerns, which could seriously harm our business.

The sale or availability for sale of substantial amounts of our ordinary shares could adversely affect their market price.

Sales of substantial amounts of our ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the market price of our ordinary shares and could materially impair our ability to raise capital through equity offerings in the future. As of December 31, 2023, we have 5,160,671 ordinary shares outstanding. The ordinary shares sold in our public offerings are freely tradable without restriction or further registration under the Securities Act. We have 3,315,567 ordinary shares1 are unavailable for sale, subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and applicable lock-up agreements. To the extent that these ordinary shares are sold into the market, the market price of our ordinary shares could decline.

Certain holders of our ordinary shares have the right to cause us to register under the Securities Act the sale of their shares. Registration of these shares under the Securities Act would result in ordinary shares representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ordinary shares in the public market could cause the price of our ordinary shares to decline.

[1]	Number of shares has been retrospectively adjusted for the share consolidation effective March 22, 2024.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about us or our business, our ordinary shares price and trading volume could decline.

The trading market for our ordinary shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on us. If no securities or industry analysts commence coverage of us, the trading price for our ordinary shares would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our securities or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us, demand for our ordinary shares could decrease, which might cause our ordinary share price and trading volume to decline.

We may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.

We will have the ability to redeem outstanding public warrants at any time after they become exercisable and prior to their expiration. If and when the warrants become redeemable by us, we may exercise the redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding warrants could force holders to (i) exercise the warrants and pay the exercise price therefor at a time when it may be disadvantageous to do so, (ii) sell the warrants at the then-current market price when the holder might otherwise wish to hold onto such warrants or (iii) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of the warrants. None of the private placement warrants will be redeemable by us so long as they are held by their initial purchasers or their permitted transferees.

In addition, we may redeem your warrants after they become exercisable for a number of shares of our ordinary shares determined based on the redemption date and the fair market value of our ordinary shares. Any such redemption may have similar consequences to a cash redemption described above. In addition, such redemption may occur at a time when the warrants are “out-of-the- money,” in which case you would lose any potential embedded value from a subsequent increase in the value of our ordinary shares had your warrants remained outstanding.

If we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of Nasdaq, our securities may not be listed or may be delisted, which could negatively impact the price of our securities and your ability to sell them.

In order to maintain our listing on Nasdaq, we will be required to comply with certain rules of Nasdaq, including those regarding minimum shareholders’ equity, minimum share price, minimum market value of publicly held shares, 300 round lot shareholders and various additional requirements. Even if we initially meet the listing requirements and other applicable rules of Nasdaq, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy Nasdaq criteria for maintaining our listing, our securities could be subject to delisting.

If Nasdaq does not list our securities, or subsequently delists our securities from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our ordinary shares is a “penny stock,” which will require brokers trading in our ordinary shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our ordinary shares;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standings to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (save for our memorandum and articles of association, register of mortgages and charges and any special resolutions of our shareholders) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, users of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the report based on foreign laws.

We are a company incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations in China, and substantially all of our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of the time and most are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

Shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States have not been efficient in the absence of mutual and practical cooperation mechanism.

According to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. See also “Risk Factors Relating to an Investment in our Ordinary Shares— You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.”

Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect our business, investments and results of operations.

We are subject to laws, regulations and rules enacted by national, regional and local governments and the Nasdaq. In particular, we are required to comply with certain SEC, Nasdaq and other legal or regulatory requirements. Compliance with, and monitoring of, applicable laws, regulations and rules may be difficult, time consuming and costly. Those laws, regulations and rules and their interpretation and application may also change from time to time and those changes could have a material adverse effect on our business, investments and results of operations. In addition, a failure to comply with applicable laws, regulations and rules, as interpreted and applied, could have a material adverse effect on our business and results of operations.

Future changes to tax laws could adversely affect us.

Government agencies in jurisdictions where we and our affiliates will do business have had an extended focus on issues related to the taxation of multinational corporations. One example is in the area of “base erosion and profit shifting,” including situations where payments are made between affiliates from a jurisdiction with high tax rates to a jurisdiction with lower tax rates. As a result, the tax laws in the countries in which we and our affiliates do business could change on a prospective or retroactive basis, and any such changes could adversely affect us and our affiliates.

We are an emerging growth company within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

We are an emerging growth company within the meaning of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As a result, our shareholders may not have access to certain information they may deem important. We could remain an emerging growth company for up to five years from the date of our IPO, although circumstances could cause us to lose that status earlier, including if the market value of our ordinary shares held by non-affiliates exceeds $700,000,000 as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict whether investors will find our securities less attractive because we will rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.

Further, Section 102(b) (1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, us, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.

We may be or become a PFIC, which could result in adverse U.S. federal income tax consequences to U.S. Holders.

If we are deemed a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. holder of our ordinary shares, rights or warrants, the U.S. holder may be subject to adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. Our PFIC status for our current and subsequent taxable years may depend on whether we qualify for the PFIC start-up exception. Depending on the particular circumstances the application of the start-up exception may be subject to uncertainty, and there cannot be any assurance that we will qualify for the start-up exception. Accordingly, there can be no assurances with respect to our status as a PFIC for our current taxable year or any subsequent taxable year. Our actual PFIC status for any taxable year, however, will not be determinable until after the end of such taxable year. Moreover, if we determine that it is a PFIC for any taxable year, we will endeavor to provide to a U.S. holder such information as the Internal Revenue Service (“IRS”) may require, including a PFIC annual information statement, in order to enable the U.S. holder to make and maintain a “qualified electing fund” election, but there can be no assurance that we will timely provide such required information, and such election would be unavailable with respect to our warrants in all cases. U.S. holders are urged to consult their own tax advisors regarding the possible application of the PFIC rules to holders of our ordinary shares, rights and warrants. For a more detailed explanation of the tax consequences of PFIC classification to U.S. holders, see the section of this report captioned “Item 10. Additional Information—E. TAXATION——Material U.S. Federal Income Tax — Passive Foreign Investment Company.”

ITEM 4.	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF OUR COMPANY

Corporate History

MicroAlgo Inc. (“MicroAlgo” or the “Company”) (f/k/a Venus Acquisition Corporation (“Venus”)), a Cayman Islands exempted company incorporated on May 14, 2018, entered into the Merger Agreement dated June 10, 2021 (as amended on January 24, 2022, August 2, 2022, August 3, 2022 and August 10, 2022, the “Merger Agreement”), by and among WiMi Hologram Cloud Inc. (“WiMi” or the “Majority Shareholder”), Venus, Venus Merger Sub Corporation (“Venus Merger Sub”), a Cayman Islands exempted company incorporated for the purpose of effectuating the Business Combination, and VIYI Algorithm Inc. (“VIYI”), a Cayman Islands exempted company.

On December 9, 2022, in accordance with the Merger Agreement, the closing of the business combination (the “Closing”) occurred, pursuant to which Venus issued 3,960,396 ordinary shares1 to VIYI shareholders. As a result of the consummation of the business combination, VIYI is now a wholly-owned subsidiary of the Company, which has changed its name to MicroAlgo Inc.

VIYI Algorithm Inc. (“VIYI”), is a company incorporated on September 24, 2020 under the laws of the Cayman Islands. WiMi Hologram Cloud Inc. (“WiMi Inc.” or the “Parent”) is VIYI’s parent company. VIYI, its consolidated subsidiaries, its former variable interest entity (“VIE”) and VIE’s subsidiaries is primarily engaged in providing central processing algorithm services.

On March 27, 2023, Weidong established a fully owned subsidiary Shenzhen Weidong Technology Co., Ltd. (“SZ Weidong”) in Shenzhen.

On May 17, 2023, YY Online transferred 1% equity of Shanghai Guoyu to SZ Weidong.

On June 5, 2023, VIYI Technology Ltd established a fully owned subsidiary CDDI Capital Ltd (“CDDI”) in British Virgin Islands.

On June 27, 2023, CDDI formed a 55% owned subsidiary VIWO Technology Inc.(“VIWO Cayman”) in Cayman.

On July 31, 2023, VIYI Technology Ltd transferred its equity of Viwo Technology to VIWO Cayman. VIWO Cayman holds 100% equity in Viwo Technology.

On December 20, 2023, VIWO Cayman established a fully owned subsidiary VIWO Technology (HK) Co., Limited (“VIWO HK”) in Hong Kong.

On January 23, 2024, VIWO Technology (HK) Co., Limited established a wholly-owned subsidiary, Beijing Viwotong Technology Co., Ltd. (“Beijing Viwotong”).

On February 2024, Shenzhen Viwotong transferred 100% equity of Tapuyu and Younike to Beijing Viwotong.

[1]	Number of shares has been retrospectively adjusted for the share consolidation effective March 22, 2024.

Our principal executive office is located at Unit 507, Building C, Taoyuan Street, Long Jing High and New Technology Jingu Pioneer Park, Nanshan District, Shenzhen, People’s Republic of China. Our registered office address in the Cayman Islands is located at 215-245 N Church St., 2nd Floor White Hall House, Grand Cayman, Cayman Islands. Our agent for service of process in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711.

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed with the SEC, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. SEC maintains a website (http://www.sec.gov), which contains reports, proxy and information statements, and other information regarding us that are filed electronically with the SEC.

B.	BUSINESS OVERVIEW

We are dedicated to the development and application of bespoke central processing algorithms. We provide comprehensive solutions to customers by integrating central processing algorithms with software or hardware, or both, thereby helping them increase the number of customers, improve end-user satisfaction, achieve direct cost savings, reduce power consumption, and achieve technical goals. The range of our services include algorithm optimization, accelerating computing power without the need for hardware upgrades, lightweight data processing, and data intelligence services. Our ability to efficiently deliver software and hardware optimization to customers through bespoke central processing algorithms serves as a driving force for our long-term development.

Central processing algorithms refer to a range of computing algorithms, including analytical algorithms, recommendation algorithms, and acceleration algorithms. The businesses engaged in internet advertisement, game development, intelligent chip design, finance, retail, and logistics depend on the ability to efficiently process and analyze data with optimized computing software and hardware capable of handling the data workload. Bespoke central processing algorithms suitable to each customer’s distinct needs help them achieve this purpose.

In the mid-to-long term, we will continue to adhere to our strategic mindset. By improving upon each iteration of our one-stop intelligent data management solutions made possible by our proprietary central processing algorithm services, we can help customers to enhance their service efficiency and make model innovations in business, and actively enhance the industry value of the central processing algorithm services in the general field of data intelligent processing industry.

Competitive Strengths

We stand out as compared with our competitors in the following ways:

Leading bespoke central processing algorithm service provider in China enjoying first-mover advantages and rapid revenue growth

We are one of China’s leading central processing service provider and one of the earliest service providers to enter this field. In recent years, our business has grown rapidly and the growth rate of revenue has been increasing.

Customized central processing algorithm solutions in a diverse range of scenarios, serving customers in a diverse and growing range of industry verticals

Our customers are engaged in a diverse range of industries, which is evidence that our central processing algorithm technology is highly versatile, which allows us to ensure a constant stream of revenue from various sources. We primarily provide central processing algorithm solutions to enterprise customers in three industry verticals: internet advertisement, gaming, and intelligent chips, which translate to a range of customers including advertisement integration agencies, game developers and distributors, electronics manufacturers, internet information infrastructure service providers, and intelligent chip designers and integrators. Having the capability to service customers from a range of industries works to our advantage because we can derive business from multiple industry sources to ensure a stream of revenue even when one industry faces downturns.

Generally, the central processing algorithm services of our achieves computing power acceleration, digital lightweight processing, and intelligent data management and processing. These improvements help our customers grow and enhance their businesses’ operational quality and overall efficiency. Currently, our central processing algorithm solutions have the following applications to our existing core customers:

●	For customers in the internet advertisement industry, our proprietary central processing algorithms allow them to effectively optimize advertisement content, match internet traffic, and deliver targeted advertisements to increase conversion rate;

●	For customers in the gaming industry, we provide a platform for distributing games augmented by cloud-based software and hardware optimization and acceleration, dynamic games marketing based on gamer preference, and lightweight data processing solutions to increase our customers’ revenue;

●	For customers in the intelligent chip industry, we provide value-added data processing solutions and optimized hardware for more efficient data services, promoting our customers’ efficiency in developing new technologies.

For more information on how we provide services to our customers, please see “Business—Our Business Model.”

In addition, due to the versatility of our central processing algorithm solutions and our proven commitment to research and development, we are well-positioned to continue growing our customer base to reach customers from a broader range of industries that are reforming the way they do business as a result of the rapidly developing information technology, prevalence of smartphones and 5G connectivity, AI, big data, IoT and cloud computing. The industry verticals such as government, finance, healthcare, manufacturing, education, and cultural media demand better data processing and management capabilities from an internet advertisement perspective. We believe that our highly versatile central processing algorithm solutions will be ideally suited to meet those demands. For more information on our expansion plans, please also see “Business—Our Strategies—We plan to expand our central processing algorithm solutions to cover more applications and different industries.”

Long-term and stable strategic cooperation relationships

We enjoy stable and long-term strategic alliances with many of our customers in the internet advertisement, gaming, and intelligent chip design and development. Our customers are internet advertising integration agencies, online game developers and distributors, electronics manufacturers, and internet information infrastructure service providers who have entered into a master agreement with us and used our services according to such agreement during the relevant contact period. Our customers typically enter into a master agreement with us for a fixed term, which means we are constantly communicating with our customers to help them explore needs or applications which may be optimized. Once that need is identified, our customers send in a separate request for service engagements or products, or both. Our involvement in our customers’ process of identifying needs means they count on us as trusted advisors to introduce them to industry trends and our latest technological developments. This close collaboration creates a synergistic effect between us and our customers, which results in high customer loyalty.

Market leader in cutting edge technology protected by intellectual property rights

We are the market leader in terms of the quantity of intellectual property. As of December 31, 2023, we own 564 proprietary intellectual property rights, which include 414 copyrights of which 409 are software copyrights, 91 patents, 33 registered trademarks, 20 exclusive rights for the layout design of integrated circuit, and 6 domain names. The large quantity of intellectual property at our disposal as compared to our competitors exemplifies our commitment to research and development and long-term development.

We leverage our fixation on staying in the forefront of technological development to help customers explore solutions and needs that are yet to be identified. We then provide proprietary central processing algorithm solutions to meet those needs.

To maintain our market leader position, we are seizing opportunities arising from the increasing global application of emerging technologies such as cloud computing, AI, and 5G, by focusing on applications stemming from these technologies that are ripe for optimization via central processing algorithms. In the year ended December 31, 2023, we expended RMB 161.2 million (USD 22.8 million) in research and development; we intend to commit more investments in the future to improve upon our research and development platform, retain talented individuals in the field of central processing algorithm technology, and strengthen the research and development for core technologies and products. Our efforts for research and development have, and will continue to secure our market leader position through technical barriers, which has allowed us to stay afront and be the first choice of our customers.

Visionary and experienced management team in the central processing algorithm industry and exceptional research and development team

We believe that our success is attributable in part to our experienced and visionary senior management team with extensive experience in China’s information technology industry. Our management team, led by Min Shu, our CEO and executive director, has delivered proven financial results since the company’s inception. Mr. Shu has accumulated over 23 years of experience in the information technology industry since he began his career as a software development engineer. Since entering the industry, he has also developed leadership and management skills in various management roles prior to joining us in 2018 as the deputy general manager of technology. Mr. Shu is supported by our senior management team, including our Chairman of the Board, Jie Zhao, Chief Financial Officer, Li He.

Our goal to stay at the forefront of technological development and fixation on research and development has driven us to build an exceptional research and development team staffed by 52 full-time research and development team members. Our research and development team is well versed in early-stage technological development to implement central processing algorithm solutions in a range of use cases. Our core technical staff have an average of 5 to 10 years of working experience in computer, software, computer graphic processing, data algorithm and neural networks. Our talented technical staff are responsible for the design and development of central processing algorithm solutions in, for example, algorithm design and development, digital graphic lightweight processing, image synthesis and data intelligence.

Excellent corporate culture and values attracting talents

Our management principals are best described as efficient and quick, open and innovative, and customer-dedicated:

●	Efficient and Quick—We pursues an efficient management model and follows the “craftsman’s spirit” to provide the most suitable solutions for our customers. In the face of the ever-changing internet industry, we are capable of responding quickly to industry changes.

●	Open and Innovative—We maintains an open mind receptive to new business ideas. We value inclusion, embraces change, and pursues innovation and reform. Our team members enjoy their working environment and feel a sense of belonging.

●	Customer-Dedicated—We are customer-dedicated. This means we aligns the interests of our customers with our own; thus, we are driven to meet the changing needs of our customers with quality services and products.

Driven by our management principles, we have kept both of our team members and customers happy and satisfied, which has attributed to our success to date.

Our Strategies

To achieve our mission and further grow our market position, we plan to implement the following strategies:

We will continue to strengthen our central processing algorithm solutions for our core customers in internet advertisement, gaming, and intelligent chip businesses to ensure a steady revenue stream.

Our core customers in internet advertisement, gaming, and intelligent chip businesses represent industries experiencing significant growth in recent years and are expected to continue growing. We will continue to strengthen and market our central processing algorithm solutions applicable to our core industry customers to deliver measurable results and ensure a constant stream of revenue.

In terms of the digital marketing industry, we understand our customers are increasingly focusing on measurable advertising results, with performance-based advertising solutions experiencing rapid growth. Our scalable central processing algorithm solutions are well suited to meet this increasing demand and customers’ need for measurable results, i. e., measurable conversion rate. For details of our range of services for internet advertisement customers, please see “Business—Our Business Model—Application of our central processing algorithm service in internet advertisement.”

In terms of the gaming industry, our game distribution platform coupled with the capability to provide central processing algorithm solutions to upstream developers and gamers alike is uniquely positioned to capture this growing market opportunity. For details of our range of services for gaming industry customers, please see “Business—our Business Model—Application of our central processing algorithm service in internet gaming entertainment industry.”

In terms of the intelligent chip industry, technologies that are critical to the intelligent chip industry have become increasingly mature since the beginning of the 21st century. Intelligent chips have also been entering into consumers’ daily lives at an increasing rate as components to mobile phones, personal computers, and smart TVs. The development of AI will be a significant driving force behind the monetization market for central processing algorithm solutions intended to optimize intelligent chip performance.

From the perspective of applications of our central processing algorithms in relation to intelligent chips, we understand that AI—from cloud to edge or down to terminals—is inseparable from the ability for intelligent chips to efficiently execute “training” and “inference” computing tasks, which cannot occur unless the baseline software and hardware are optimized correctly. Moreover, industrial applications of intelligent chips are wide-ranging and include information infrastructure services, electronic products manufacturing, image recognition, voice recognition, machine translation, smart IoT, and other smart applications. These demands create a distinct market for our central processing algorithms solutions, while giving off better energy efficiency ratios during such data processing exercises.

We will continue to strengthen our research and development capabilities in central processing algorithms to establish more technical barriers to enhance our competitiveness.

Technological innovation coupled with research and development sets the foundation for us to maintain competitiveness. We endeavor to increase investments in research and development to improve upon our research and development platform, retain talented individuals in the field of central processing algorithm technology, and strengthen the research and development for core technologies and products, intelligent chips algorithms and AI algorithms. In so doing, we aim to seize first-mover opportunities created by an increasing global application of emerging technologies such as cloud computing, artificial intelligence, and 5G, and focus on the development of central processing algorithm services capable of enhancing the research and development capabilities for these emerging technologies.

Meanwhile, we are continuously working on expanding our range of intellectual property, including software copyright and utility model patents. Currently, we have utility model patents also under application, including “overheating detection device of central processing unit” and “fault and power failure device of central processing unit.”

Through research and development, we will continue to improve the applications and platform upon which we provide our central processing algorithm service. By taking advantage of cloud computing, we plan on integrating AI chip technology, big data management, analytics, and other emerging technologies to provide a comprehensive service platform that combines both hardware and software to explore all potential value of data by way of data intelligence analysis. Our ultimate goal is to integrate central processing algorithm technology, big data, and artificial intelligence via the cloud infrastructure and provide even more versatile software and hardware integration service for smart application for industrial purposes, creating an ecosystem where individuals, enterprises and various applications are interconnected, so as to enable our customers and other industry participants to accelerate the process of digital transformation in alignment with our mission.

We plan to expand our central processing algorithm solutions to cover more applications and increase marketing efforts aimed at different industries.

We plan to expand the range of our central processing algorithms’ application for use in mobile internet, finance, government, manufacturing, and other industries where there is an increasing demand for data management and processing efficiency. While focusing on our customers in internet advertisement, gaming, and intelligent chips to generate revenue, we intend to branch out in accordance with market trends and continue to expand the application and platform of our central processing algorithm solutions consistently with this development strategy. In so doing, we intend to expand our integrated services built upon our proprietary central processing algorithms to penetrate industries including:

●	Government cloud computing;

●	Manufacturing industry;

●	Financial technology;

●	Medical cloud computing;

●	Smart transportation;

●	PaaS 3D; and

●	Central processing algorithm cloud service for enterprise (SAAS) marketing.

Below is a brief industry overview for each of these industries and our value-added:

Government cloud central processing algorithm services

The government is committed to breaking down data silos and sharing urban resources to provide better civil services and security to the general population, which means the “market” for the government’s services is by far the largest in any industry. In the process of a government’s self-transformation, it would be required to undertake massive data management and analysis, massive data connectivity and massive city terminal perception exercises.

In general, the government cloud is a platform that serves as the “engine room,” coordinating the technological hardware and software resources used by the government. The cloud provides the government with a platform to engage in comprehensive services such as infrastructure, supporting software, application system, information resources, operation guarantee, and information security. By using cloud technology, the government significantly reduces IT costs, promotes the sharing of information between departments, and improves the speed of launching applications and service quality. The government is also able to accelerate the establishment of smart cities and satisfy the high threshold of data sharing by efficiently processing and managing data.

The government cloud algorithm solutions we intend to provide enable the government to improve the efficiency and quality of service of the government cloud platform’s operational efficiency and quality of service, and have exhibited strong market potential.

Central processing algorithm services for the manufacturing industry

As information technology is ever-increasing intertwined with traditional manufacturing industries, the industrial internet is constantly required to upgrade ICT infrastructure platform, which is a platform for unified communications, to support the application digitalization, networking, and intelligent upgrading of the manufacturing industry and the entire real economy. The integration of information technology and manufacturing also gave rise to new business models such as network collaboration, personalized customization, and service-oriented manufacturing. A variety of machines, devices, and equipment must be embedded with a large number of energy-efficient chips and connected to the network through sensors, embedded controllers, and application systems to form a new complex architecture based on “terminal-cloud” collaboration.

With the integration of AI, these new business models promote the centralization and intelligent development of the manufacturing industry. As a result of network inter connectivity between machines, raw materials, control systems, information systems, products, and people, efficient business decisions can be made through the combination of comprehensive and in-depth perception of data and big data analysis to achieve intelligent control, operation optimization and production organization reform, effectively unleashing the potential of machines and enhancing productivity. As a transit station for data localization and transmission, central processing algorithms serve a crucial role in the overall development of the industrial internet.

Financial technology central processing algorithm services

Financial technology is reshaping the way the financial industry work. The transformation of channel and real-time trading scenarios from a centralized system to a fully distributed system demands higher computing power and better energy efficiency ratios. In the next few years, operation analysis scenario will complete the switch from all-in-one to an open architecture, requiring high distributed concurrency. The new smart finance business is the fastest-growing scenario in the future, which requires high concurrency and mobile collaboration. The traditional business scenario is transforming to the cloud, which requires low energy consumption and costs to improve the price-performance ratio of big data comprehensive analysis.

Big data finance focuses on the acquisition, storage, processing analysis, and visualization of financial big data. In general, the core technologies of financial big data include the infrastructure layer, the data storage and management layer, the computing processing layer, the data analysis and visualization layer. The data analysis and visualization layer are mainly responsible for simple data analysis, advanced data analysis, and visualization of the relevant analysis results. Big data finance is also committed to the research and development of new financial business models of financing, payment, investment, and information intermediary services by adopting internet technology and information and communications technology. The application scenarios above would benefit from bespoke centralized processing algorithms to improve business efficiency and reduce costs.

Medical cloud central processing algorithm services

Big data and AI technologies will drive the way consumers access health care. Applications include intelligent healthcare such as disease prediction, personalized precision healthcare, personalized medicine, and medical graph and image analysis. Distinct features of the medical cloud include data diversity (such as voice, text, and medical images) and massive data volume (such as high-quality data training). Our central processing algorithms solutions can meet the diversified computing needs for green and low power consumption and intensive computing power.

The medical cloud essentially serves as the holder of electronic health records. With the development of the medical cloud, functions such as remote consultation, remote medical treatment, and information sharing are becoming a reality. Moreover, medical cloud will promote public health and achieve cross-system and cross-department business information sharing, allowing medical and health service institutions to share medical resources and carry out remote diagnosis and treatment services to individuals or families to reduce repeated examination expenditures. It will also make patient transfers between hospitals more efficient, and patients can enjoy higher quality services through remote medical treatment and establish an information-sharing platform.

Intelligent transportation central processing algorithm services

Terminal-edge-cloud is crucial to the future of how people travel. On the terminal side, it is necessary to have a comprehensive view of the surrounding situation and detailed information and to make changes in a timely manner. On the edge side, it is essential to timely provide intelligent and accurate information on decision-making for efficient deployment. On the cloud side, a sustainable and iterative “brain” is needed to empower the edge and terminal sides. Collection of traffic information through efficient technologies enables transportation industry players to engage in more efficient traffic management, public travel, and the industry vertical pertaining to transportation construction management. Through the terminal-edge-cloud, and interconnected transportation system can efficiently perceive, analyze, predict and control regional traffic to ensure safety and efficiency.

To achieve such a level of interconnectivity, terminal-edge cloud servers and data centers perform intensive arithmetic processing for large amounts of raw data, which demands excellent computing capacity, speed, data storage, and bandwidth of basic hardware such as chips. As traditional data centers face various development bottlenecks such as high energy consumption and low computing efficiency, terminal-edge cloud servers will prove to be the answer to the industry’s current problem.

With the continuous popularization of these new technologies, the realization of an intelligent society must first undergo comprehensive digitalization, and the central processing algorithm application field is the core driver of such digitalization.

PaaS 3D central processing algorithm cloud services

Based on the 3DPaaS vertical cloud service platform, we provide internet industry applications with support in areas including scenario intelligence, scenario visualization, and lightweight processing for 3D interactive procedures. One of our goals is to construct the best intelligent 3D data platform in China to provide more efficient and intelligent information services for people’s work and life.

Through the implementation of hybrid cloud deployment solutions, 3D computing system architecture, and interactive stream transmission, we have solved many industry pain points, such as excessive data usage on 3D Internet online applications and cross-platform deployment. Our self-developed 3D acceleration algorithm, intelligent interaction, and stream transmission technologies are the first in the PRC and have already achieved commercialization.

We provide enterprises with a one-stop lightweight launching cloud platform for 3D applications, which is featured with scenario-based intelligent interaction. We will charge fees on a project-by-project basis (B2B) or based on various factors such as space usage and traffic volume, annual fees, and technology licensing to cater to different industries such as VR, AR, games, 3D interactive programs, and scenario-based e-commerce. We will facilitate the promotion and application of central processing algorithm technology in the future.

Central processing algorithm cloud service for enterprise (SAAS) marketing

Leveraging our technologies on 3D online display, VR tours, data algorithm analysis, and precise traffic algorithm matching, we will provide enterprise owners with a one-stop product display system, real-time VR product tour and interactive communication, VR live professional broadcast promotion, and sales platform, decision-making system for customer acquisition and data optimization, and consumer analysis and accurate user matching algorithm system.

This technology provides a new form of display and interactive communication for products and integrates the functions, features, and highlights of product introduction. Through intuitive interaction, customers can quickly switch and select different materials and colors of the same product.

●	SAAS marketing helps customers to craft a compelling story about products with professional sales presentations and flexible operation and interaction methods.

●	Helping customers to understand the advantages of the products in the shortest time immediately establishes efficient communication between customers and corporate personnel, improves consumer decision-making efficiency, and enhances user acquisition efficiency by increasing the scope of live streaming.

●	Data optimization algorithms can help customers to accurately match consumers and traffic users, and thereby increasing the conversion rate of product sales; and

●	Efficient transactions can be achieved by attracting and stimulating consumers’ desire with highly innovative presentation and integrated algorithms.

Leveraging the current development of the central processing algorithm technology and our technical reserve capability, the platform is ready for use under the existing environment. We will receive relevant service fees from content production, annual fees for the SAAS system, algorithm technology service fees, and streaming platform licensing fees. We are currently liaising with some small and medium-sized brand owners in relation to the provision of our competitive product (SAAS) marketing cloud services. Our next step is to provide global online product (SAAS) marketing cloud services both domestically and internationally to export companies and factories.

We will selectively seek strategic acquisitions to enhance market position, integrate industrial chain resources, and maximize capital efficiency.

We intend to pursue investment opportunities or acquire businesses that complement or enhance our existing businesses that are strategically beneficial to our long-term goals. We aim to target companies that have competitive strengths in algorithm development and research, and AI capabilities to enhance our research and development abilities.

In addition, we plan to pursue business collaborations to enhance our operational efficiency by collaborating with resource-based partners that generate significant user traffic. Our ideal partners are internet traffic wholesalers, game developers, and advertisement integration agencies.

We will continue our focus on brand building to enhance our brand value.

Concurrent to improving our innovative technologies, we are attaching ever greater importance to brand building and strategic positioning, especially in view of becoming a public company. We carry out brand value communication through multiple channels, including through media and investor relations. We believe that building a good reputation in the industry is essential to building up brand value. We strive to maximize brand value by providing customers with high-quality products and services, operates our business with integrity, and builds an excellent corporate image through good value output.

Our Business Model

We provide central processing algorithm solutions primarily to the internet advertisement, gaming, and intelligent chip industry. Our customers are internet advertising integration agencies, online game developers and distributors, electronics manufacturers, and internet information infrastructure service providers who have entered into contracts with us and used our services pursuant to such contracts during the relevant period. Customers typically enter into a master agreement with us for a fixed term and submit separate requests for each service engagement or product, or for both. For more information on how We enter into business arrangements with our customers, please see “Business—Our Strengths—Long-term and stable strategic cooperation relationships.”

Application of our central processing algorithm service in internet advertisement

Generally, for customers in the field of internet advertisement, like internet advertising integration agencies, our central processing algorithm solutions helps them engage in more efficient data processing and management, which culminates in more effective programmed advertising and dynamic content optimization with the goal to improve consumer conversion rate, which means the rate at which individuals who have seen an advertisement turn into a user or purchaser of the service or items contemplated by the advertisement.

Our proprietary central processing algorithm solutions improve upon the processes by which our customers are able to make one of their most crucial business decisions—the effective placement of advertisements. In sum, our customers provide advertisement materials in the form of 3D models or images, which we process in our back servers into more detailed data such as color key and fusion image; we then purchas advertisement placement opportunities from ad traffic wholesalers and begins analyzing multimedia sources hosted on such traffic wholesalers with our image recognition software to extract scenario data from such videos to determine data points such as the location, time, space and other useful information. At the same time, we are also processing internet users’ data to achieve effective and precise placement of advertisements.

The diagram below illustrates the key steps of providing solutions to our digital marketing customers:

Application of central processing algorithm service in internet multi-media advertising

Adertising core business system
Advertising program
Advertising unit
Targeting settings
Monitoring and reporting
Traffic core business system
Delivery channel management
Advertising inventories management
Delivery seettings
Monitoring and management
ETL/Data warehouse service
MySQL distributed processing
Spark computing engine
MPP-SQL
Machine learning service
Click-through rate prediction service
Product selection service
Anti-fraud service
Crowd database SCS
Object storage
AD space database RDS
AD space database RDS
Providers
Traffic source
AD EXHANGE
SSP
DSP
Load Balance
DSP3
DSP2
DSP1
Ads connector
Pixel connector
Core functions
Traffic filtering
Product selection
Custom trgger
Click through rate predicition
Pixel processing module
On-click processing
Display processing
ID matching
Logging module
ADX3
ADX2
ADX1
Ads connector
Pixel connector
Core functions
Traffic filtering
Product selection
Click through rate predicition
Click through rate predicition
Pixel processing module
On-click processing
Display processing
ID matching
Logging module
SSP3
SSP2
SSP1
Ads connector
Pixel connector
Core functions
Mofule management
Distribution strategy
QPS control
Filling optimization
Pixel processing module
On-click processing
Display processing
ID matching
Logging Mdule

We first obtain advertisement placement opportunities from internet traffic wholesalers. We then use our image recognition software to perform scenario-based classification of such videos to determine their location, time, space, and other relevant information to identify the most appropriate places to insert our customers’ advertisements. With such data, we establish dynamic information databases in relation to these multimedia sources with technology such as Relational Database Service (RDS) to be further processed at our disposal. At the same time, our back servers are communicating with these traffic wholesaler’s servers to collect user data, which we then processes with our crowd-based socio-cognitive systems (SCS) for the purpose of effectively placing our customer’s advertisement through a process of dynamic content optimization (DCO), with the aim of improving our customers’ consumer conversion rate.

In sum, we provide effective advertising solutions for digital marketers by optimizing advertising content and precisely matching content with suitable consumers by processing a massive amount of data through efficient automation. Eligible consumers are selected in accordance with their demographics and personal preferences, which our central processing algorithm service is able to analyze for the purpose of maximizing the internet advertisement effect.

We ensure high-quality engineering architecture for our proprietary central processing algorithms, which means our services are being provided at low latencies while being highly scalable. We are capable of powerful real-time transcoding with stable, smooth, and low latency, which provides our customers valuable insights into consumer behavior.

Application of our central processing algorithm service in the internet gaming entertainment industry

With respect to customers in the gaming and entertainment industry, we provide game developers with lightweight data processing solutions through customized central processing algorithms. We also maintain a proprietary game distribution platform hosted “on the cloud,” where we interact with gamers directly, publishes our customers’ games and provides software and hardware performance acceleration and optimization through customized central processing algorithms. Our game distribution platform also uses accurate traffic targeting algorithms to match gamers with suitable games. Our upstream solutions aim to help our customers in the gaming industry to improve the gamer experience and increase conversion rate since our solutions tend to reduce the initial cost for buying such games, which tends to increase the willingness for gamers to pay for in-game items or subscriptions.

Our games distribution platform uses an architecture design that is part terminal and part cloud— “terminal+cloud” —this helps our customers to obtain lightweight terminals and low-latency, high-response results. Through the central processing algorithm service, we optimize algorithms (computing process performed on computers) and computing power (computing capacity of computers) of software algorithms so that end-users game files are small, and the game content is gradually loaded as it is being used, as opposed to loading a large chunk of data at the beginning to maintain smooth operation. Combining with hardware algorithm optimization, we accelerate the computing power and the loading of games at the gamer’s end to improve user experience. We also engage in practical data collection exercises with our proprietary algorithms through the game distribution platform; we then analyze such data for the benefit of our customers to improve conversion rates and achieve cost reduction. All of this can be acquired and scaled with our bespoke centralized processing algorithms.

Our platform also provides payment services for gamers to access high-quality and diversified game content. From payment patterns, our centralized processing algorithms engage in machine learning to increase the accuracy and efficiency of our central processing algorithm service, which results in referrals and more customers while increasing our revenue. Our games distribution platform is essentially a self-sufficient ecosystem providing support to both our upstream customers to downstream gamers.

Notably, our online application acceleration solutions made possible by our central processing algorithms can continuously monitor and optimize the data transmission path of the whole network. These solutions reduce latency and packet loss and provide high-quality real-time participation for millions of concurrent users, which is a solution for not only our customers engaged in the games industry but also those in social and online education industries.

Our gaming platform powered by our proprietary central processing algorithm improves the marketing conversion rate of games by 20% through personalized recommendation, acceleration, and convenient distribution, it also significantly improves gamer experience, reduces the cost to our customers and improves the retention rate and payment rate of gamers.

From an industry demand perspective, game developers, their corporate customers, and marketing agents have been demanding more effective online game licensing solutions in recent years.

We have mature technology and customer resources in the field of entertainment and game central processing algorithms. With the development of the market, we will continue to grow on the basis of existing customers and strive for a larger market share.

Application of our central processing algorithm service in intelligent chip optimization solutions business

Our intelligent chip industry customers depend on us to provide them with solutions for data processing and optimizing hardware. Our centralized processing algorithm solution manifests in the form of reducing our customer’s energy efficiency ratio through more efficient data services under optimization of algorithm software as well as through equipping instruction chip CPU with intelligent chips such as GPU, FPGA, and ASIC that have incredible computing power. Different CPU and intelligent chip combinations are fitted in accordance with the diverse requirements of data processing and various data type of other industries. We also provide CPUs coupled with integrated smart application solutions. By delivering our products directly to customers, we act as the bridge between upstream and downstream businesses in the CPU industry chain.

Currently, the chips applied in the AI field are primarily designed for specific applications and are unable to adapt to the needs of multiple scenarios flexibly. In order to achieve progress in the field of artificial intelligence, an intelligent chip must adapt to the requirements of various algorithms in different scenarios, provide powerful computing power support, and meet the application of terminal scenarios with high energy consumption ratios.

We apply central processing algorithm to intelligent chip optimization. Our central processing algorithm service has mature technology in chip performance improvement and software application, providing chip products based on solution services and technology development services for customers. Usually, we provide customers with online technical services and support, and we also provide customers with on-site technical solution implementation and technical support. Intelligent chips must be able to change the function dynamically in real-time to meet the changing needs of the software. Software defines hardware, hardware feedback software. Through the central processing algorithm to explore the specific architecture of machine learning, architecture feedback to the central processing algorithm to optimize, to achieve two-way optimization. If a chip is to be deemed practical, it must have robust scalability so that it can be used in more scenarios. The central processing algorithm can make more efficient use of the chip architecture, guide the design of the chip architecture, and transform the computing power into intelligence.

We use the central processing algorithm, the instruction chip CPU is equipped with GPU, FPGA, ASIC, and other intelligent chips with more outstanding computing power. In order to improve the overall energy efficiency ratio of data service, according to the different data of different industries and their various data processing methods, we use the CPU to carry different combinations of intelligent chips to realize more efficient data service under the optimization of algorithm software.

By using our powerful central processing algorithm technology, we can provide chip optimization solutions for customers’ personalized needs. We provide our customers with the application scheme of the combination of CPU and central processing algorithm. Through more effective use of central processing algorithms, artificial intelligence, cloud computing, and other technologies for chip resources and data scheduling, we can meet the diversified needs of customers. We use the central processing algorithm service to realize the computing acceleration, data lightweight, and efficiency in the cloud computing application field.

Leveraging our central processing algorithm services, we have achieved accelerated computing in cloud computing applications, data lightweight efficiency enhancement, and traffic monetization. Our strength in intelligent chip optimization solutions business in satisfying the development requirements of mobile and data business has accelerated the transformation of the computing architecture of cloud service providers from a single to a diversified one. Under the multiplier effect generated by the combination of 5G and central processing algorithm service technologies, we will facilitate the effective collaboration of and build an ecosystem for the “terminal-edge-cloud” application scenarios of our customers.

Benefiting from the development of IoT, cloud computing technology, and the increasing government investment, China’s artificial intelligence market size is in the process of speedy expansion, the development of the artificial intelligence market will drive the growth of the central processing algorithm intelligent chip optimization solution industry.

In the future, IoT will provide more data collection terminals, which dramatically enhances the data volume. Big data provides information sources for AI, cloud computing offers a physical carrier for AI, and 5G reduces the delay of data transmission and processing. 5G, IoT, cloud computing all put forward higher data processing, analysis, and other needs and requirements. The central processing algorithm intelligent chip solutions combined with hardware performance optimization, software algorithm optimization, and other vital technologies will make breakthrough progress in the future under the background of the increasingly mature emerging technologies such as 5G, IoT, cloud computing, and big data.

Our Ecosystem and our Participants

We have effectively established an ecosystem centered around internet advertisement, games, and intelligent chip optimization. We connect with market participants representing every stage in these core industry verticals. They include advertisers, internet advertising integration agencies, internet traffic wholesalers, online platforms, online game developers and distributors, cloud service providers, electronics manufacturers, internet information infrastructure service providers, and internet users, as illustrated in the diagram below:

Eco-Map

Demands
Solutions
Scenes
Industry Customers
Internet advertising agent
Multimedia advertising integrator
Online game developers
Game operators
Internet information infrastructure service provider
electronic product manufacturer
Demanding
Key technologies: cloud computing, artificial intelligence, big data
Software algorithm optimizatio
VIYI Central Processing Algorithm Service
Hardware performance tuning
Comprehensive solution
Intelligent data processing
lightweight data processing
Application acceleration
Dynamic resources allocation
Dynamic optimization
Accurate matching
outputting
Internet traffic wholesalers
Internet platform
Platform A
Platform B
Platform C
233 Game distribution platform
...
End targeted users
supporting
Infrastructure service providers
Cloud service provider
Internet service provider
Data service
Communication service provider

Our revenue from digital marketing is derived based on the effectiveness of our ad placement. Our one-stop-shop service solutions enable internet advertising integration agencies to complete cost-effective advertising placements, which allows them to acquire, transform and retain advertisers efficiently.

As cost outlays, we purchase advertisement placement opportunities from internet traffic wholesalers. We also pay corresponding fees to internet traffic wholesalers based on the CPM charging model.

To ensure a continuous stream of revenue, we are constantly updating the inventory of advertisements ready for placement to internet traffic wholesalers with whom our partners. They include short video platforms, video platforms for drama series and films, as well as news and information platforms. We are constantly updating internet traffic wholesalers’ advertisement inventories in real-time for maximum effectiveness. The central processing algorithm services we provide are able to meet these real-time requirements. Therefore, we believe that our services are critical to helping our customers to achieve high conversion rates.

Our revenue from the gaming industry is mainly derived from sales commissions. We collaborated with numerous online game developers and game distributors in operating online games, which are made available on our online game platform. We provide online game developers and game distributors with value-added services through customized central processing algorithm processing services, including lightweight data processing, computing power, and algorithm optimizations as well as game acceleration.

We also use cloud services to ensure that our central processing algorithm services are maintained in a safe and reliable environment.

Our revenue from the intelligent chip industry is derived from service fees and sales revenue. Electronics manufacturers and internet information infrastructure service providers rely on our intelligent chip optimization solutions; We provide them with hardware and software integrated intelligent chip optimization solution services that combine chip hardware and smart application software.

Sales and Marketing

For the years ended December 31, 2022, and 2023, we had 173 and 205 customers who engaged us to provide central processing algorithm services and intelligent chips and services business, respectively. We focus our efforts to deepen our relationships with existing customers, develop relationships with new and potential customers, and on exploring untapped business opportunities. Our company has mature business development capabilities and oftentimes rely on customer referrals. As such, we do not require intensive investments in sales modeling. This results in direct cost savings in terms of project travel, public relations, and business entertainment.

In addition, while optimizing the service of central processing algorithm, we are also adjusting our sales strategy with the change of market environment, taking advantage of good service, seeking potential clients in the industry so as to increase our revenue and market share rapidly. We have built deep relationships with our major customers from whom we generate a significant amount of our revenue.

Research and Development

As of December 31, 2023, our research and development team consisted of 52 full-time staff. The professional background of our team members include computer, software, computer graphic processing, data algorithm, and neural networks. Our research and development team has extensive experience, averaging 5 – 10 years of working experience, and is responsible for the design and development of solutions for our central processing algorithms services such as digital graphic lightweight, algorithm, data intelligence, and image synthesis.

We are committed to continuously strengthening and updating our information technology infrastructure and other technologies according to our annual development plan and based on our assessment of market demand. The process of our self-development research and development is as follows: (1) research and development personnel raises new ideas for research and development based on the market situation and customers’ needs to complete the investigation report and decision analysis; (2) project approval and formulate product research and development plan; (3) development of product technology; (4) product testing and review; (5) launching of new product; (6) promotion and application of the new product.

Intellectual Property

Intellectual property rights are critical to our success and competitiveness. We rely on a combination of trademarks, patents, domain names, copyrights, and employee confidentiality agreements to protect our intellectual property rights. As of December 31, 2023, we owned:

●	Trademarks: 33 registered trademarks in the PRC;

●	Patents: 91 patents in the PRC;

●	Layout design of integrated circuit: 20 items in the PRC;

●	Domain names: 6 domain names in the PRC;

●	Copyrights: 5 works of copyrights in the PRC;

●	Software copyrights: 409 works of software copyrights in the PRC;

All of which are material to our business.

Competition

There are other companies addressing various aspects/verticals of the central processing algorithm service market in the PRC. The central processing algorithm service market is highly fragmented and evolving. With respect to our central processing algorithm services, we compete against other companies engaged in similar services like us.

We believe the principal competitive factors in our market are:

●	service and products feature and functionality;

●	capability for customization, configurability, integration, security, scalability, and reliability;

●	quality of technologies and research and development capabilities;

●	ability to innovate and rapidly respond to customer needs;

●	the breadth of use cases supported;

●	diversified customer base;

●	relationships with key participants in our customers’ industry verticals;

●	sufficient capital support;

●	platform extensibility and ability to integrate with emerging technologies such as AI and cloud computing; and

●	brand awareness and reputation.

We believe we compete favorably on the basis of the above factors; however, we expect competition to intensify in the future. Our ability to remain competitive will largely depend on the quality of our applications, the effectiveness of our sales and marketing efforts, the quality of our customer service, and our ability to acquire or develop complementary technologies, products, and businesses to enhance the features and functionality of our applications.

Employees

We had 86 full-time employees as of December 31, 2023, all of our employees are based in China. The following table sets forth the number of our employees:

Function	full-time employees
Research and Development	52
Business and Marketing	21
Administrative, Human Resources and Finance	13
Total	86

Under PRC law, we participate in various employee social security plans that are organized by municipal and provincial governments for our PRC-based full-time employees, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance, and housing fund. We are required under PRC law to make contributions monthly to employee benefit plans for our PRC-based full-time employees at specified percentages of the salaries, bonuses, and certain allowances of such employees, up to a maximum amount determined by the local governments in China.

We enter into labor contracts and standard confidentiality and non-compete agreements with our key employees. We believe that we maintain a good working relationship with our employees, and we have not experienced any labor disputes. None of our employees are represented by labor unions.

Facilities

Our headquarter is located in Shenzhen, China, we currently lease approximately 630 square meters of office space in the aggregate, our maintain office in Unit 507, Building C, Taoyuan Street, Long Jing High and New Technology Jingu Pioneer Park, Nanshan District, Shenzhen, 518052. We believe that our existing facilities are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future needs.

Insurance

We do not maintain insurance policies covering damages to our Information Technology systems. We also do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain product liability insurance or key-man insurance. We consider our insurance coverage to be in line with that of other companies in the same industry of similar size in China.

Regulations

We are subject to a variety of PRC laws, rules and regulations across a number of aspects of our business. The following is a summary of the principal PRC laws and regulations relating to our business and operations within the territory of the PRC.

Regulation on Foreign Investment Restrictions

Investment activities in the PRC by foreign investors are principally governed by the Catalog of Industries for Encouraging Foreign Investment, or the Encouraging Catalog, and the Special Administrative Measures (Negative List) for Foreign Investment Access, or the Negative List, which were promulgated and are amended from time to time by Ministry of Commerce, or MOFCOM, and National Development and Reform Commission, or NDRC, and together with the Foreign Investment Law and its respective implementation rules and ancillary regulations. The Encouraging Catalog and the Negative List lay out the basic framework for foreign investments in China, classifying businesses into three categories with regard to foreign investments: “encouraged”, “restricted” and “prohibited”. Industries not listed in the Encouraging Catalog or the Negative List are generally deemed as falling into a fourth category “permitted” unless specifically restricted by other PRC laws.

The MOFCOM and NDRC, promulgated the Special Administrative Measures for the Access of Foreign Investment (Negative List) (2021 Version) (the “2021 Negative List”) on December 27, 2021, which became effective on January 1, 2022. The 2021 Negative List replaced the Special Administrative Measures for the Access of Foreign Investment (2020 Version) and serves as the main basis for management and guidance for the MOFCOM to manage and supervise foreign investments.

On March 15, 2019, the Foreign Investment Law was formally issued, and become effective on January 1, 2020, on which Regulation for the Implementation of Foreign Investment Law of the People’s Republic of China and Measures for Reporting of Information on Foreign Investment become effective. The Foreign Investment Law and its implementation regulation mainly focuses on the foreign investment promotion, foreign investment protection and foreign investment management. Comparing with the draft Foreign Investment Law (2015), the Foreign Investment Law does not mention concepts such as “De facto control” and “controlling PRC companies by contracts or trusts”, nor did it specify the regulation requirements on controlling through contractual arrangements. Pursuant to Measures for Reporting of Information on Foreign Investment, a foreign investor or foreign-invested enterprise shall, through the enterprise registration system and the enterprise credit information disclosure system, report investment information to the competent departments in charge of commerce. The foreign investment information reports include the initial report, report of changes, report of deregistration, and annual report.

Regulations on Infringement upon Intellectual Property Rights via Internet

The Civil Code of the People’s Republic of China, which was adopted by the National People’s Congress on May 28, 2020 and became effective on January 1, 2021, provides that (i) network users and network service providers shall assume tort liability if they infringe upon another person’s civil rights and interests through the network. Where it is otherwise prescribed in law, such provisions shall prevail; (ii) where a network user commits any tortious act through network services, the right holder shall have the right to notify the network service provider to take necessary action such as deletion, block or disconnection. The notice shall include preliminary evidence of the infringement and the real identity information of the right holder. After receiving the notice, the network service provider shall promptly forward the notice to the relevant network user and take necessary measures in light of the preliminary evidence of infringement and the type of service; if the network service provider fails to take necessary action after being notified, it shall assume joint and several liability with the network user with regard to the aggravated part of the damage. If the network user or network service provider is damaged due to wrong notice, the right holder shall assume tort liability. Where it is otherwise prescribed in law, such provisions shall prevail; (iii) Where a network service provider knows or should have known that a network user is infringing upon another person’s civil rights and interests through its network service but fails to take necessary action, it shall assume joint and several liability with the network user.

Regulation on Intellectual Property Rights

The PRC has adopted comprehensive legislation governing intellectual property rights, including patents, trademarks, copyrights and domain names.

Patents

According to the Patent Law of the PRC promulgated by the Standing Committee of the National People’s Congress on March 12, 1984, and most recently amended on October 17, 2020 and became effective on June 1, 2021, the patents are divided into three types. According to the Patent Law of the PRC and the Interim Measures on the Handling of Examination Operations in relation to the Implementation of the Amended Patent Law issued by the China National Intellectual Property Administration on May 24, 2021, invention patents are valid for 20 years, utility model patents are valid for 10 years and design patents filed no later than May 31, 2021 are valid for 10 years while design patents filed on or after June 1, 2021 are valid for 15 years, from the date of application.

On June 15, 2001, the State Council promulgated the Implementation Rules for the Patent Law of the PRC, which was last amended on December 11, 2023 and became effective from January 20, 2024. According to the Patent Law of the PRC and its implementing regulations, the State Intellectual Property Office of the PRC is primarily responsible for administering patents in the PRC. The patent administration departments of provincial or autonomous regions or municipal governments are responsible for administering patents within their respective jurisdictions. The Chinese patent system adopts a “first come, first file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first. To be patentable, invention or utility models must meet three criteria: novelty, inventiveness and practicability. A third-party player must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of the patent rights.

Patent Enforcement

Unauthorized use of patents without consent from owners of patents, forgery of the patents belonging to other persons, or engagement in other patent infringement acts, will subject the infringers to infringement liability. Serious offences such as forgery of patents may be subject to criminal penalties. When a dispute arises out of infringement of the patent owner’s patent right, Chinese law requires that the parties first attempt to settle the dispute through mutual consultation. However, if the dispute cannot be settled through mutual consultation, the patent owner, or an interested party who believes the patent is being infringed, may either file a civil legal suit or file an administrative complaint with the relevant patent administration authority. A Chinese court may issue a preliminary injunction upon the patent owner’s or an interested party’s request before instituting any legal proceedings or during the proceedings. Damages for infringement are calculated as the loss suffered by the patent holder arising from the infringement, and if the loss suffered by the patent holder arising from the infringement cannot be determined, the damages for infringement shall be calculated as the benefit gained by the infringer from the infringement. If it is difficult to ascertain damages in this manner, damages may be determined by using a reasonable multiple of the license fee under a contractual license. Statutory damages may be awarded in the circumstances where the damages cannot be determined by the above mentioned calculation standards. The damage calculation methods shall be applied in the aforementioned order. Generally, the patent owner has the burden of proving that the patent is being infringed. However, if the owner of an invention patent for manufacturing process of a new product alleges infringement of its patent, the alleged infringer has the burden of proof.

Trademark Law

Trademarks are protected by the Trademark Law of the PRC, which was promulgated by the Standing Committee of the National People’s Congress on August 23, 1982, last amended on April 23, 2019, and took effect on November 1, 2019, as well as the Implementation Regulation of the PRC Trademark Law, adopted by the State Council on August 3, 2002, and revised on April 29, 2014. In the PRC, registered trademarks include commodity trademarks, service trademarks, collective marks and certification marks. The Trademark Office of National Intellectual Property Administration handles trademark registrations and grants a term of 10 years to registered trademarks commencing from the date of registration and the registered trademarks can be renewable every 10 years where a registered trademark needs to be used after the expiration of its validity term. On January 13, 2023, the State Intellectual Property Office issued a notice of public consultation on the Draft Revision of the Trademark Law of the PRC (Draft for Comments). As of the date of this annual report, such draft has not been formally adopted.

Software Copyright Law

The Copyright Law of the PRC, which was promulgated by the Standing Committee of the National People’s Congress on September 7, 1990, last amended on February 26, 2010, became effective as of April 1, 2010, further amended on November 11, 2020, and took effect on June 1, 2021. Under the currently effective Copyright Law, Chinese citizens, legal persons, or other organizations shall, whether published or not, enjoy copyright in their works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software.

The Computer Software Copyright Registration Measures or the Software Copyright Measures promulgated by the National Copyright Administration on April 6, 1992, which was amended on February 20, 2002, regulate registrations of software copyright, exclusive licensing contracts for software copyright and transfer contracts. The National Copyright Administration of China shall be the competent authority for the nationwide administration of software copyright registration and the Copyright Protection Centre of China (the “CPCC”), is designated as the software registration authority. The CPCC shall grant registration certificates to the Computer Software Copyrights applicants which conforms to the provisions of both the Software Copyright Measures and the Computer Software Protection Regulations (Revised in 2013).

Regulation on Domain Name

The domain names are protected under the Administrative Measures for Internet Domain Names promulgated by MIIT on August 24, 2017, the effective date of which was November 1, 2017. MIIT is the major regulatory body responsible for the administration of the PRC Internet domain names, under supervision of which China Internet Network Information Center, or CNNIC, is responsible for the daily administration of CN domain names and Chinese domain names. On September 25, 2002, CNNIC promulgated the Implementation Rules of Registration of Domain Name, or the CNNIC Rules, which was renewed on June 5, 2009 and May 29, 2012, respectively. Pursuant to the Administrative Measures on the Internet Domain Names and the CNNIC Rules, the registration of domain names adopts the “first to file” principle and the registrant shall complete the registration via the domain name registration service institutions. In the event of a domain name dispute, the disputed parties may lodge a complaint to the designated domain name dispute resolution institution to trigger the domain name dispute resolution procedure in accordance with the CNNIC Measures on Resolution of the Top Level Domains Disputes, file a suit to the People’s Court or initiate an arbitration procedure.

Regulations Relating to Internet Advertisement

The PRC Advertisement Law, which was promulgated by the Standing Committee of the National People’s Congress on October 27, 1994 and last amended on April 29, 2021, requires advertisers to ensure that the contents of the advertisements are true. The content of advertisements cannot contain prohibited information, including but not limited to: (i) information that harms the dignity or interests of the nation or divulges state secret, (ii) information that contains wordings such as “national level,” “highest level,” and “best,” and (iii) information that contains ethnic, racial, religious, or sexual discrimination. Advertisements posted or published through the internet cannot affect normal usage of network by users. Advertisements published in the form of pop-up window on the internet must display the close button clearly to make sure that the viewers can close the advertisement by one-click.

On July 4, 2016, the PRC State Administration for Industry and Commerce, promulgated the Internet Advertisement Measures, which became effective on September 1, 2016. The Internet Advertisement Measures regulates any advertisement published on the internet, including but not limited to, those on websites, webpage, and Apps, those in the forms of word, picture, audio and video. According to the Internet Advertisement Measures, internet information service providers must stop any person from using their information services to publish illegal advertisements if they are aware of, or should reasonably be aware of, such illegal advertisements even though the internet information service provider merely provides information services and is not involved in the internet advertisement businesses. The following activities are prohibited under the Internet Advertisement Measures: (i) providing or using applications and hardware to block, filter, skip over, tamper with, or cover up lawful advertisements provided by others; (ii) using network access, network equipment, and applications to disrupt the normal transmission of lawful advertisements provided by others or adding or uploading advertisements without permission; or (iii) harming the interests of others by using false statistics or traffic data.

On February 25, 2023, the SAMR promulgated the Measures for the Administration of Internet Advertisement, effective from May 1, 2023. These measures are applicable to the usage of internet media such as websites, web pages, and internet applications, whether directly or indirectly, to promote commercial advertisement activities for products or services via text, images, videos or other forms, in the territory of PRC. Under the new measures, when publishing internet advertisements in the form of pop-ups or other forms, the advertiser or the publisher should prominently mark a close button to ensure that the advertisement can be closed with one click. Furthermore, operators of live broadcasting rooms who are commissioned to provide advertisement design, production, agency and publishing services shall assume legal responsibility and obligations as the advertisement operator and advertiser.

Regulations on Information Security and Privacy Protection

Internet content in the PRC is regulated and restricted from a state security standpoint. The Standing Committee of the National People’s Congress (the “SCNPC”) enacted the Decisions on the Maintenance of Internet Security, which took effect on December 28, 2000 and was last amended on August 27, 2009, to subject persons to criminal liabilities in the PRC for any attempt to (i) gain improper entry to a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The Administration Measures on the Security Protection of Computer Information Network with International Connections, which took effect on December 30, 1997 and was last amended on January 8, 2011, prohibit using the internet in ways which, among others, result in a leakage of state secrets or a spread of socially destabilizing content. The Provisions on the Technical Measures for the Protection of the Security of the Internet, which was promulgated by the MPS and took effect on March 1, 2006, require internet service providers to take proper measures including anti-virus, data back-up and other related measures, to keep records of certain information about its users (including users registration information, log-in and log-out time, IP address, content and time of posts by users) for at least 60 days, and to detect illegal information, stop transmission of such information, and keep relevant records. If an internet information service provider violates these measures, the MPS and the local security bureaus may revoke its operating license and shut down its website. In accordance with the Circular of the Ministry of Public Security, the State Secrecy Bureau, the State Cipher Code Administration and The Information Office of the State Council on Printing and Distributing the Administrative Measures for the Graded Protection of Information Security which took effect on June 22, 2007, the security protection grade of an information system may be classified into the five grades. To newly build an information system of Grade II or above, its operator or user shall, within 30 days after it is put into operation, handle the record-filing procedures at the local public security organ at the level of municipality divided into districts or above of its locality.

On December 28, 2012, the SCNPC promulgated the Decision on Strengthening Network Information Protection to enhance the legal protection of information security and privacy on the internet. On July 16, 2013, the MIIT promulgated the Provisions on Protection of Personal Information of Telecommunication and Internet Users, which took effect on September 1, 2013, to regulate the collection and use of users’ personal information in the provision of telecommunication services and internet information services in PRC and the personal information includes a user’s name, birth date, identification card number, address, phone number, account number, password and other information that can be used for identifying a user and time and place the user uses the aforementioned service. Telecommunication business operators and internet service providers are required to establish its own rules for collecting and use of user’s information and cannot collect or use users’ information without users’ consent. Telecommunication business operators and internet service providers are prohibited from disclosing, tampering with, damaging, selling or illegally providing others with, collected personal information. Several Provisions on Regulation of the Market Order of Internet Information Service, which took effect on March 15, 2012, stipulate that without the consent of users, internet information service providers shall not collect information relevant to the users that can lead to the recognition of the identity of the users independently or in combination with other information, nor shall they provide personal information of users to others, unless otherwise provided by laws and administrative regulations.

In accordance with the Cyber Security Law of the PRC, which took effect on June 1, 2017, network operators shall comply with relevant laws and regulations and fulfill their obligations to safeguard security of the network when conducting business and providing services. Those who provide services through networks shall take technical measures and other necessary measures pursuant to laws, regulations and compulsory national requirements to safeguard the safe and stable operation of the networks, respond to network security incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data, and the network operator shall not collect the personal information irrelevant to the services it provides or collect or use the personal information in violation of the provisions of laws or agreements between both parties, and network operators of key information infrastructure shall store within the territory of the PRC all the personal information and important data collected and produced within the territory of the PRC. The purchase of network products and services that may affect national security shall be subject to national cyber security review. The Measures for Cybersecurity Review, which took effect on June 1, 2020, provide for more detailed rules regarding cyber security review requirements. Pursuant to the Cybersecurity Review Measures, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security. On July 10, 2021, the Cyberspace Administration of China issued a revised draft of the Measures for Cybersecurity Review for public comments (“Draft Measures”), which required that, in addition to “operator of critical information infrastructure,” any “data processor” carrying out data processing activities that affect or may affect national security should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. The Cyberspace Administration of China has said that under the proposed rules companies holding data on more than 1,000,000 users must now apply for cybersecurity approval when seeking listings in other nations because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.” The cybersecurity review will also investigate the potential national security risks from overseas IPOs.

On May 8, 2017, the Supreme People’s Court and the Supreme People’s Procuratorate released the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens’ Personal Information (the “Interpretations”), which took effect on June 1, 2017. The Interpretations clarify several concepts regarding the crime of “infringement of citizens’ personal information” stipulated by Article 253A of the Criminal Law of the People’s Republic of China, including “citizen’s personal information”, “provision”, and “unlawful acquisition”. Also, the Interpretations specify the standards for determining “serious circumstances” and “particularly serious circumstances” of this crime.

On June 10, 2021, the Standing Committee of the NPC promulgated the PRC Data Security Law, which will take effect on September 1, 2021. The Data Security Law also sets forth the data security protection obligations for entities and individuals handling personal data, including that no entity or individual may acquire such data by stealing or other illegal means, and the collection and use of such data should not exceed the necessary limits.

On August 20, 2021, the SCNPC promulgated the PRC Personal Information Protection Law, which became effective on November 1, 2021. The PRC Personal Information Protection Law specifically specifies the rules for handling sensitive personal information, i.e., personal information that, once leaked or illegally used, may easily cause harm to the dignity of natural persons or grave harm to personal or property security, including information on biometric characteristics, financial accounts, individual location tracking, etc., as well as the personal information of minors under the age of 14. Personal information handlers shall bear responsibility for their personal information handling activities and adopt the necessary measures to safeguard the security of the personal information they handle. Otherwise, the personal information handlers will be ordered to correct or suspend or terminate the provision of services, confiscation of illegal income, fines or other penalties.

On September 17, 2021, the CAC, together with eight other government authorities, jointly issued the Guidelines on Strengthening the Comprehensive Regulation of Algorithms for Internet Information Services. The guidelines provide that daily monitoring of data use, application scenarios, and effects of algorithms must be carried out by the relevant regulators, and relevant regulators should conduct security assessments of algorithms. The guidelines also provide that an algorithm filing system should be established, and classified security management of algorithms should be promoted.

On December 31, 2021, the CAC, the MIIT, the Ministry of Public Security, and the SAMR jointly promulgated the Administrative Provisions on Internet Information Service Algorithm Recommendation, which took effect on March 1, 2022. The Administrative Provisions on Internet Information Service Algorithm Recommendation, among others, implements classification and hierarchical management for algorithm recommendation service providers based on various criteria, requires algorithm recommendation service providers to inform users of their provision of algorithm recommendation services in a conspicuous manner, and publicize the basic principles, purpose intentions, and main operating mechanisms of algorithm recommendation services in an appropriate manner, and requires such service providers to provide users with options that are not specific to their personal profiles, or convenient options to cancel algorithmic recommendation services.

Regulations on Online Games

Regulatory Authorities

Pursuant to the Notice on Issuing the Provisions on the Main Functions, Internal Bodies and Staffing of the General Administration of Press and Publication (National Copyright Administration) promulgated by the General Office of the State Council on July 11, 2008, the Notice of the State Commission Office for Public Sector Reform on Interpretation of the State Commission Office for Public Sector Reform on Several Provisions relating to Animation and Comics, Online Game and Comprehensive Law Enforcement in Culture Market in the Three Provisions jointly promulgated by the Ministry of Culture of the PRC, State Administration of Radio, Film and Television of the PRC and the General Administration of Press and Publication, or the GAPP on September 7, 2009, the administration of anime and online game shall be conducted by the Ministry of Culture of the PRC, and the GAPP is responsible for the examination and approval process of online games prior to online publication. After the online games uploaded on the internet, online games will be administered by the Ministry of Culture and Tourism. Moreover, if an online game is launched on the internet without the prior approval of the GAPP, the Ministry of Culture and Tourism will be responsible for guiding the cultural market law enforcement team to conduct investigation and punishment. In March 2013, the State Administration of Press, Publication, Radio, Film and Television formed based on the Notice on the Institutional Reform issued by the State Council.

In March 2018, the Central Committee of the Communist Party of China issued the Plan for Deepening the Institutional Reform of the Party and State and the National People’s Congress of the PRC promulgated the Decision of the First Session of the Thirteenth National People’s Congress on the State Council Institutional Reform Proposal, collectively, the Institutional Reform Plans. According to the Institutional Reform Plans, effective from March 21, 2018, the State Administration of Press, Publication, Radio, Film and Television was reformed and now known as the National Radio and Television Administration under the State Council, and the responsibility of the State Administration of Press, Publication, Radio, Film and Television for administration of news, publication and films, such as the approval of online game registrations and issuance of game publication numbers has been transferred to the National Press and Publication Administration under the Propaganda Department of the Central Committee of the Communist Party of China. The National Press and Publication Administration at the national level suspended approval of game registration and issuance of publication numbers for online games since March 2018 and resumed to issue game publication numbers by batches periodically since December 2018, according to certain news reports. Beginning in December 2018, the National Press and Publication Administration at the national level started to approve new online games.

On May 14, 2019, the Ministry of Culture and Tourism promulgated the Notice on Adjusting the Scope of Examination and Approval regarding the Internet Culture Operation License to Further Regulate the Approval Work, which quotes the Regulations on the Function Configuration, Internal Institutions and Staffing of the Ministry of Culture and Tourism, or the Function Configuration Regulations, effective from July 30, 2018, and further specifies that the Ministry of Culture and Tourism no longer assumes the responsibility for administering the industry of online games. On July 10, 2019, the Ministry of Culture and Tourism issued the Abolition Decisions on the Interim Administrative Measures for the Administration of Online Games and the Administrative Measures for Tourism Development Plan, or the Abolition Decision. The Abolition Decision also cites the Function Configuration Regulations and further abolishes the Interim Measures for the Administration of Online Games, or the Online Game Measures, which means that the Ministry of Culture and Tourism will no longer regulate the industry of online games. On December 22, 2023, the National Press and Publication Administration promulgated the Administrative Measures for Internet Games (Draft for Comment), which provide that the national publishing regulatory authority oversees online game publishing activities nationwide while local authorities at county level and above are responsible for supervision within their respective administrative regions. As of the date of this annual report, the draft has not been formally adopted.

Online Game Publication

According to the Internet Publishing Measures, before publishing an online game, an online publishing service provider shall file an application with the competent provincial-level publishing administrative department where it is located, and the application, if reviewed and approved, shall be submitted to the National Press and Publication Administration for approval. The Notice of the General Office of the General Administration of Press, Publication, Radio, Film and Television on the Administration of Mobile Game Publishing Services, which was issued on May 24, 2016, and took effect on July 1, 2016, provides that game publishing services providers shall be responsible for examining the content of their games and applying for game publication numbers, and for the purpose of this notice, the online game publishing services providers refer to online publishing service entities that have obtained the Internet Publishing Service License with game publishing business included in their scope of business.

Online Game Operations

The Online Game Measures issued by the Ministry of Culture of the PRC on June 3, 2010, and last amended on December 15, 2017, comprehensively regulate the activities related to online game business, including the research and development and production of online games, the operation of online games, the standards for online games content, the issuance of virtual currencies used for online games and virtual currency trading services. The Online Game Measures provide that any entity engaging in online game operations must obtain an Online Culture Operating Permits, and the content of an imported online game must be examined and approved by the Ministry of Culture and Tourism prior to its launch. Domestically developed online games must be filed with the Ministry of Culture and Tourism within 30 days of its launch. The Notice of the Ministry of Culture of the PRC on the Implementation of the Interim Measures for the Administration of Online Games, which took effect on August 1, 2010, specifies the entities regulated by the Online Game Measures and procedures related to the Ministry of Culture and Tourism’s review of the content of online games, and emphasizes the protection of minors playing online games and requests online game operators to promote real-name registration by their game players.

On July 10, 2019, the Ministry of Culture and Tourism issued the Abolition Decision, which specifies that the Online Game Measures was abolished by the Ministry of Culture and Tourism on July 10, 2019. On August 19, 2019, the Ministry of Culture and Tourism issued the Announcement on Results of Regulatory Documents Clean-up, which specifies that the Notice of the Ministry of Culture and Tourism on the Online Games Measures was abolished.

On December 22, 2023, the National Press and Publication Administration promulgated the Administrative Measures for Internet Games (Draft for Comment), which provide that the national publishing regulatory authority oversees online game publishing activities nationwide while local authorities at county level and above are responsible for supervision within their respective administrative regions. Online games should set spending limits and ban daily log-in rewards according to these draft measures. These draft measures also propose to ban large tips for rewards to players who livestream their games and prohibits online games from offering probability-based luck draw features to minors. As of the date of this annual report, these draft measures have not been formally adopted.

Virtual Currency and Virtual Items

On February 15, 2007, the Notice on Further Strengthening Administration of Internet Cafes and Online Games, or the Online Games Notice, was jointly issued by the Ministry of Culture of the PRC, the People’s Bank of China and other governmental authorities with the goal of strengthening the administration of virtual currency in online games and to avoid any adverse impact on the PRC economy and financial system. The Online Games Notice imposes strict limits on the total amount of virtual currency issued by online game operators and the amount purchased by individual players and requires a clear division between virtual transactions and real transactions carried out by way of electronic commerce. The Online Games Notice further provides that virtual currency must only be used to purchase virtual items and prohibits any resale of virtual currency.

On June 4, 2009, the Ministry of Culture of the PRC and the Ministry of Commerce jointly issued the Notice on Strengthening Administration of Virtual Currency of Online Games, or the Virtual Currency Notice. According to the Virtual Currency Notice, it defines the meaning of the term “virtual currency” and places a set of restrictions on the trading and issuance of virtual currency. The Virtual Currency Notice also states that online game operators are also not allowed to give out virtual items or virtual currency through lottery-base activities, such as lucky draws, betting or random computer sampling, in exchange for players’ cash or virtual money.

According to the Notice on Regulating the Operations of Online Games and Strengthening Interim and Ex Post Regulation promulgated by the Ministry of Culture of the PRC on December 1, 2016, and effective as of May 1, 2017, the virtual items, purchased by users directly with legal currency, by using the virtual currencies of online games or by exchanging the virtual currencies of online games according to a certain percentage and enabling users to directly exchange for other virtual items or value-added service functions in online games, shall be regulated pursuant to the provisions on virtual currencies of online games. Online game operators shall not provide users with services to exchange virtual currencies into legal currency or physical items. Where it provides users with the option to exchange virtual currencies into physical items of minor value, the content and value of such physical items shall be in compliance with relevant laws and regulations of the State. However, this notice has been abolished by the Ministry of Culture and Tourism as of August 19, 2019.

On December 22, 2023, the National Press and Publication Administration promulgated the Administrative Measures for Internet Games (Draft for Comment), which stipulated that (i) in-game currency shall be used only for exchanging in-game products and services provided by the operator, and shall not be used to pay for or purchase physical objects or exchange products and services of other entities; (ii) online game publishers shall not exchange the virtual items of online games obtained by users into legal tender; and (iii) where online game virtual items can be exchanged for small-value physical objects, the contents and value of such physical objects shall comply with the relevant national laws and regulations. As of the date of this annual report, this draft has not been formally adopted.

Anti-addiction System and Protection of Minors

In March 2007, the GAPP and several other government agencies issued a circular requiring the implementation of an anti-fatigue system and a real-name registration system by all PRC online game operators to curb addictive online game playing by minors. To identify whether a game player is a minor and thus subject to the anti-fatigue system, a real-name registration system must be adopted to require online game players to register with their real identity information before playing online games. The online game operators are also required to submit the identity information of game players to the public security authority for verification.

In July 2011, the GAPP, together with several other government agencies, jointly issued the Notice on Initializing the Verification of Real-name Registration for the Anti-Fatigue System on Online Games, or the Real-name Registration Notice, in order to strengthen the implementation of the anti-fatigue and real-name registration system. This notice indicates that the National Citizen Identity Information Center of the Ministry of Public Security will verify identity information of game players submitted by online game operators. The Real-name Registration Notice also imposes stringent penalties on online game operators that do not implement the required anti-fatigue and real-name registration systems properly and effectively, including terminating their online game operations.

In 2011, the Ministry of Culture of the PRC, together with several other government agencies, jointly issued a Circular on Printing and Distributing Implementation Scheme regarding Parental Guardianship Project for Minors Playing Online Games to strengthen the administration of online games and protect the legitimate rights and interests of minors.

This circular indicates that online game operators must have person in charge, set up specific service webpages and publish specific hotlines to provide parents with necessary assistance to prevent or restrict minors’ improper game playing behavior.

On October 25, 2019, the National Press and Publication Administration issued the Notice on Preventing Minors from Indulging in Online Games which took effect on November 1, 2019. The Notice stipulates several requirements on the online game operation, including but not limited to: (i) all online game users shall register their game accounts with valid identity information; (ii) the time slot and duration for playing online games by minors shall be strictly controlled; (iii) the provision of paid services to minors shall be regulated; (iv) the regulation of the industry shall be enhanced and the requirements above shall be requisite for launching, publishing and operating online games; and (v) the development and implementation of an age-appropriate reminding system shall be explored. Online game companies shall analyze the cause of minors’ addiction to games, and alter the content and features of games or game rules resulting in such addiction.

On October 17, 2020, the Standing Committee of the National People’s Congress revised and promulgated the Law of the PRC on the Protection of Minors (2020 Revision), which took effect on June 1, 2021. Law of the PRC on the Protection of Minors (2020 Revision) added a new section entitled “Online Protections” which stipulates a series of provisions to further protect minors’ interests on the internet, among others, (i) online product and service providers are prohibited from providing minors with products and services that would induce minors to indulge, (ii) online service providers for products and services such as online games, live broadcasting, audio-video, and social networking are required to establish special management systems of user duration, access authority and consumption for minors, (iii) online games service providers must request minors to register and log into online games with their valid identity information, (iv) online games service providers must categorize games according to relevant rules and standards, notify users about the appropriate ages for the players of the games, and take technical measures to keep minors from accessing inappropriate online games functions, and (v) online games service providers may not provide online games services to minors from 10:00 p.m. to 8:00 a.m. the next day.

On August 30, 2021, the National Press and Publication Administration promulgated the Notice on Further Strict Management to Effectively Prevent Minors from Being Addicted to Online Games, which became effective on September 1, 2021. The notice requires that all online games enterprises including platforms providing online game services may only provide online game services to minors for one hour from 8:00 p.m. to 9:00 p.m. each day on Fridays, Saturdays, Sundays and national holidays, and may not provide online game services to minors in any form at any other time. All online games must be connected to the real-name verification system of the National Press and Publication Administration for online games to prevent addiction, all online game users must use real and valid identity information to register their game accounts and log in to online games, and online games enterprises must not provide online game services in any form (including visitor experience mode) to users who have not registered and logged in with their real names.

In October 2023, the State Council promulgated the Regulation on the Protection of Minors in Cyberspace, which took effect on January 1, 2024. This regulation enhances oversight of online content, safeguards minors’ personal information, and addresses the prevention and management of minors’ internet addiction. It also reinforces the responsibilities and duties of online platform service providers catering to a significant number of minor users or impacting minors extensively. This includes fully considering the physical and mental developmental needs of minors throughout all stages of internet platform services, such as in design, research and development, and operations, conducting regular evaluations of the impact of minors’ online protection, and offering “teen mode” or designated areas for minors to access products or services that contribute to their physical and mental well-being. Additionally, it mandates the establishment of an external-dominant independent body to supervise the protection of minors on the internet.

In December 2023, the National Press and Publication Administration issued the Administrative Measures for Internet Games (Draft for Comment), which provided detailed regulations for the protection of minors in online gaming operations. These rules include, but are not limited to: (i) strict control over the duration and time minors spend playing online games, (ii) prohibition of minors from accessing games that may easily lead to addiction or contain inappropriate content for minors, and (iii) prohibition of certain services provided to minors, such as account rental and sale, in-game currency and virtual item trading, game boosting or game leveling services, and probability-based luck draw features. As of the date of this annual report, the draft has not been formally adopted.

Regulations on Employment and Social Welfare

Labor Contract Law

The Labor Contract Law of the PRC, or the Labor Contract Law, which was promulgated on January 1, 2008 and amended on December 28, 2012, is primarily aimed at regulating rights and obligations of employer and employee relationships, including the establishment, performance and termination of labor contracts. Pursuant to the Labor Contract Law, labor contracts shall be concluded in writing if labor relationships are to be or have been established between employers and the employees. Employers are prohibited from forcing employees to work above certain time limit and employers shall pay employees for overtime work in accordance to national regulations. In addition, employee wages shall be no lower than local standards on minimum wages and shall be paid to employees timely.

Social Insurance and Housing Fund

As required under the Regulation of Insurance for Labor Injury implemented on January 1, 2004 and amended in 2010, the Provisional Measures for Maternity Insurance of Employees of Corporations implemented on January 1, 1995, the Decisions on the Establishment of a Unified Program for Old-Aged Pension Insurance of the State Council issued on July 16, 1997, the Decisions on the Establishment of the Medical Insurance Program for Urban Workers of the State Council promulgated on December 14, 1998, the Unemployment Insurance Measures promulgated on January 22, 1999 and the Social Insurance Law of the PRC implemented on July 1, 2011, employers are required to provide their employees in the PRC with welfare benefits covering pension insurance, unemployment insurance, maternity insurance, labor injury insurance and medical insurance.

In accordance with the Regulations on the Management of Housing Fund which was promulgated by the State Council in 1999 and amended in 2002, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employer and employee are also required to pay and deposit housing funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time. See “Risk Factors — Risks Related to Doing Business in China — The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and results of operations.”

Employee Stock Incentive Plan

Pursuant to the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, or Circular 7, which was issued by the SAFE on February 15, 2012, employees, directors, supervisors, and other senior management who participate in any stock incentive plan of a publicly-listed overseas company and who are PRC citizens or non-PRC citizens residing in China for a continuous period of no less than one year, subject to a few exceptions, are required to register with SAFE through a qualified domestic agent, which may be a PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, the SAT has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in the PRC who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock option or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.

Regulations on Taxation

Corporate Income Tax

In accordance with the EIT Law, which took effect on January 1, 2008 and was last amended on December 29, 2018 and the Implementation Regulation for the Enterprise Income Tax Law of the PRC which took effect on January 1, 2008 and was last amended on April 23, 2019 (collectively, the “EIT Laws”), taxpayers consist of resident enterprises and non-resident enterprises. Resident enterprises are defined as enterprises that are established in China in accordance with the PRC laws, or that are established in accordance with the laws of foreign countries (or regions) but whose actual or de facto control entity is within the PRC. Non-resident enterprises are defined as enterprises that are set up in accordance with the laws of foreign countries (or regions) and whose actual administration is conducted outside the PRC, but (i) have entities or premises in China, or (ii) have no entities or premises in China but have income generated from China. According to the EIT Laws, foreign invested enterprises in the PRC are subject to corporate income tax at a uniform rate of 25%. For a non-resident enterprise having no office or establishment inside China, or for a non-resident enterprise whose incomes have no actual connection to its institution or establishment inside China, a withholding tax of 10% will be levied for the income derived from China.

The Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies promulgated by the SAT and last amended on December 29, 2017 sets out the standards and procedures for determining whether the “de facto management body” of an enterprise registered outside of the PRC and controlled by PRC enterprises or PRC enterprise groups is located within the PRC.

In accordance with the EIT Laws, a high-tech enterprise which has independent intellectual property rights and complies with the rules of corporate income tax and other relevant laws and regulations enjoys a reduced corporate income tax rate of 15%. The specific standards and procedures for the management of identification of high-tech enterprises are stipulated in the Measures for the Administration of the Certification of High-tech Enterprises which were jointly issued by the Ministry of Science and Technology, the MOF and the SAT on April 14, 2008, took retroactive effect on January 1, 2008 and were amended on January 29, 2016, took retroactive effect on January 1, 2016.

Dividend Tax

Pursuant to the EIT Laws, income from equity investment between qualified PRC resident enterprises such as dividends and bonuses, which refers to investment income derived by a resident enterprise from its direct investment in another resident enterprise, is tax-exempt.

In addition, pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income which took effect in the PRC on January 1, 2007, a the PRC resident enterprise which distributes dividends to its Hong Kong shareholders should pay income tax according to the PRC law. However, if the beneficiary of the dividends is a Hong Kong resident enterprise, which directly holds no less than 25% equity interests of the aforesaid enterprise (i.e. the dividend distributor), the tax levied shall be 5% of the distributed dividends.

Pursuant to the Circular of the State Administration of Taxation on Relevant Issues relating to the Implementation of Dividend Clauses in Tax Agreements which took effect on February 20, 2009, all of the following requirements shall be satisfied in order to enjoy the preferential tax rates provided under the tax agreements: (i) the tax resident that receives dividends should be a company as provided in the tax agreement; (ii) the equity interests and voting shares of the PRC resident company directly owned by the tax resident reach the percentages specified in the tax agreement; and (iii) the equity interests of the Chinese resident company directly owned by such tax resident at any time during the twelve months prior to receiving the dividends reach a percentage specified in the tax agreement. On February 3, 2018, the SAT issued the Notice on Certain Issues regarding Beneficial Owner in Tax Treaties which took effect on April 1, 2018 provides clearer guidelines and adopts comprehensive assessment approaches when determining whether a company can be qualified as Beneficial Owner, so as to enjoy the preferential tax rate on dividends.

Pursuant to Notice on Widening the Applicable Scope of the Policy of Temporary Exemption of Withholding Taxes on the Direct Investment Made by Overseas Investors with Distributed Profits which took effect on January 1, 2018, where the profits distributed by a resident enterprise within the territory of China to an overseas investor are directly invested in an investment project which is not in the prohibited category and is in conformity with the specified conditions, the project shall be governed by the deferred tax payment policy and be temporarily exempt from withholding income tax.

VAT

According to the Provisional Regulations on Value-added Tax of the PRC which took effect on January 1, 1994 and was last amended on November 19, 2017, and the Provisional Implementation Rules of the Provisional Regulations on Value-added Tax of the PRC which was last amended on October 28, 2011 and subsequently enforced on November 1, 2011, all enterprises and individuals that engage in the sale of goods, the provision of processing, repair and replacement services, and the importation of goods within the territory of the PRC shall pay VAT. According to the Circular on Comprehensively Promoting the Pilot Program of the Collection of VAT in Lieu of Business Tax, which took effect on May 1, 2016, the pilot practice of levying VAT in lieu of business tax was extended nationwide to the sale of services, intangible assets or property.

According to the Circular of the Ministry of Finance (the “MOF”) and SAT on Adjusting Value-added Tax Rates which took effect on May 1, 2018, where a taxpayer engages in a taxable sales activity for the VAT purpose or imports goods, the previous applicable 17% and 11% tax rates are adjusted to be 16% and 10% respectively, and are further adjusted to be 13% and 9% respectively in accordance with the Announcement of the MOF, the SAT and the General Administration of Customs on Deepening the Policies Related to Value-Added Tax Reform which took effect on April 1, 2019.

Urban Maintenance and Construction Tax as well as Education Surtax

In accordance with the Provisional Provisions on the Collection of Educational Surtax, which was last amended on January 8, 2011, all entities and individuals who pay consumption tax, VAT and business tax shall also be required to pay educational surtax. The educational surtax rate is 3% of the amount of VAT, business tax and consumption tax actually paid by each entity or individual, and the educational surtax shall be paid simultaneously with VAT, business tax and consumption tax. In accordance with the Provisional Regulations on Urban Maintenance and Construction Tax of the PRC which was last amended on January 8, 2011 and Circular of the State Administration of Taxation on Issues Concerning the Collection of the Urban Maintenance and Construction Tax, which took effect on March 12, 1994, any entity or individual liable to consumption tax, VAT and business tax shall also be required to pay urban maintenance and construction tax. Payment of urban maintenance and construction tax shall be based on the consumption tax, VAT and business tax which a taxpayer actually pays and shall be made simultaneously when the latter are paid. The rates of urban maintenance and construction tax shall be 7%, 5% and 1% for a taxpayer in a city, in a county town or town and in a place other than a city, county town or town respectively.

Tax on Indirect Transfer

On February 3, 2015, the SAT issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Circular 7. Pursuant to SAT Circular 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consist of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure. According to SAT Circular 7, where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. SAT Circular 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the SAT issued the Circular on Issues of Tax Withholding regarding Non-PRC Resident Enterprise Income Tax, or SAT Circular 37, which further elaborates the relevant implemental rules regarding the calculation, reporting and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of SAT Circular 7. SAT Circular 7 may be determined by the tax authorities to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved.

Regulation on Foreign Exchange

In accordance with the Foreign Exchange Administrative Regulations of the PRC which was last amended on August 5, 2008, Renminbi is generally freely convertible for payments of current account items, such as trade and service-related foreign exchange transactions and dividend payments, but are not freely convertible for capital account items, such as capital transfer, direct investment, investment in securities, derivative products or loans unless prior approval/registration of the SAFE is obtained.

In accordance with the Administration Rule on the Settlement and Sale of and Payment in Foreign Exchange, which took effect on July 1, 1996, a foreign invested enterprise is allowed to process the settlement and sale of and payment in foreign exchange for capital account items after submitting valid commercial documents and getting approval from the SAFE. According to the Circular 13, which took effect on June 1, 2015, certain of the aforementioned approval rights of the SAFE are authorized to designated banks.

Pursuant to the Circular 19 which took effect on June 1, 2015, and the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange Settlement which took effect on June 9, 2016, whose main business is investment, are allowed to make equity investment in PRC using the Renminbi funds converted from its registered capital. Meanwhile, the use of such Renminbi funds converted cannot be:

●	directly or indirectly used for the payment beyond the business scope of the enterprises or any payment prohibited by national laws and regulations;

●	unless otherwise provided by laws and regulations, directly or indirectly used or investment in securities or other financial products investment (except the bank capital-protection products);

●	granting loans to non-related enterprises unless permitted under the scope of business; or

●	for construction or purchase of real estate not for self-use, save for real estate enterprises.

In October 2019, the SAFE released the Notice on Further Promoting the Facilitation of Cross-border Trade and Investment, which, among others, cancelled the restrictions on the domestic equity investment by non-investment foreign-funded enterprises with their capital funds and non-investment foreign-funded enterprises are allowed to make domestic equity investment with their capital funds in accordance with the law on the premise that the existing special administrative measures (Negative List) for foreign investment access are not violated and the projects invested thereby in China are true and legitimate.

In addition, foreign invested enterprises are allowed to settle foreign exchange capitals on a discretionary basis; the foreign invested enterprises may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange bureau has confirmed monetary contribution rights and interests (or for which the bank has registered the account-crediting of monetary contribution). For the time being, foreign invested enterprises are allowed to settle 100% of their foreign exchange capitals on a discretionary basis. The SAFE may adjust the foregoing percentage as appropriate based on prevailing international balance of payments.

In accordance with the Circular 37 which took effect on July 4, 2014, a “special purpose vehicle” means an overseas enterprise directly established or indirectly controlled by a domestic resident (including domestic institutions and domestic individual residents) for the purpose of engaging in investment and financing with the domestic enterprise assets or interests he legally holds, or with the overseas assets or interests he legally holds. Domestic residents establishing or taking control of a special purpose vehicle abroad which makes round-trip investments in PRC are required to file foreign exchange registration with the local foreign exchange bureau. According to the Circular of the State Administration of Foreign Exchange on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies, the initial foreign exchange registration for establishing or taking control of a special purpose company by domestic residents can be filed with a designated bank, instead of the local foreign exchange bureau.

Pursuant to the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification (the “Circular 3”) which took effect on January 26, 2017, stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting profits. Moreover, pursuant to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

On October 23, 2019, the SAFE released the Circular 28, according to which besides foreign-invested enterprises engaged in investment business, non-investment foreign-invested enterprises are also permitted to make domestic equity investments with their capital funds in foreign currency provided that such investments do not violate the Negative List (2021) and the target investment projects are genuine and in compliance with laws. According to the Circular on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business, issued by the SAFE on April 10, 2020, eligible enterprises are allowed to make domestic payments by using their capital funds, foreign credits and the income under capital accounts of overseas listing, without submitting the evidentiary materials concerning authenticity of such capital for banks in advance; provided that their capital use is authentic and in compliance with administrative regulations on the use of income under capital accounts. The bank in charge shall conduct post spot checking in accordance with the relevant requirements.

Regulation on Foreign Exchange Registration of Offshore Investment by PRC Residents

On July 4, 2014, SAFE issued the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, and its implementation guidelines. Pursuant to SAFE Circular 37 and its implementation guidelines, PRC residents (including PRC institutions and individuals) must register with local branches of SAFE in connection with their direct or indirect offshore investment in an overseas special purpose vehicle, or SPV, directly established or indirectly controlled by PRC residents for the purposes of offshore investment and financing with their legally owned assets or interests in domestic enterprises, or their legally owned offshore assets or interests. Such PRC residents are also required to amend their registrations with SAFE when there is a change to the basic information of the SPV, such as changes of a PRC resident individual shareholder, the name or operating period of the SPV, or when there is a significant change to the SPV, such as changes of the PRC individual resident’s increase or decrease of its capital contribution in the SPV, or any share transfer or exchange, merger, division of the SPV. Failure to comply with the registration procedures set forth in the Circular 37 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate, the capital inflow from the offshore entities and settlement of foreign exchange capital, and may also subject relevant onshore company or PRC residents to penalties under PRC foreign exchange administration regulations.

Regulation on Dividend Distributions

The principal laws and regulations regulating the dividend distribution of dividends by foreign-invested enterprises in China include the PRC Company Law, last amended in 2023 and to be effective in July 2024 and the Foreign Investment Law. Under the current regulatory regime in the PRC, foreign-invested enterprises in the PRC may pay dividends only out of their accumulated profit, if any, determined in accordance with PRC accounting standards and regulations. A PRC company, including foreign-invested enterprise, is required to set aside as general reserves at least 10% of its after-tax profit, until the cumulative amount of such reserves reaches 50% of its registered capital unless the provisions of laws regarding foreign investment otherwise provided, and shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulation on Overseas Listings

On August 8, 2006, six PRC regulatory agencies, namely, the Ministry of Commerce, the State Assets Supervision and Administration Commission, SAT, SAIC, China Securities Regulatory Commission, or the CSRC, and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and were amended on June 22, 2009. The M&A Rules purport, among other things, to require that offshore special purpose vehicles, or SPVs, that are controlled by PRC companies or individuals and that have been formed for overseas listing purposes through acquisitions of PRC domestic interest held by such PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings. In our case, the CSRC approval was considered not required under the M&A Rules for the listing and trading of our ADSs on the Nasdaq Global Market given that (i) our PRC subsidiary was directly established by us as wholly foreign-owned enterprises, and we have not acquired any equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules that are our beneficial owners after the effective date of the M&A Rules, and (ii) no provision in the M&A Rules clearly classifies the contractual arrangements as a type of transaction subject to the M&A Rules. However, there can be no assurance that the relevant PRC government agencies, including the CSRC, would reach the same conclusion.

On December 19, 2020, the NDRC and the Ministry of Commerce jointly promulgated the Measures for the Security Review for Foreign Investment, effective on January 18, 2021, setting forth provisions concerning the security review mechanism on foreign investment, including the types of investments subject to review, scopes of review and procedures, among others. The Office of the Working Mechanism of the Security Review of Foreign Investment will lead the task together with the Ministry of Commerce. Foreign investor or relevant parties in China must declare the security review to the aforesaid office prior to the investments in, among other industries, important cultural products and services, important information technology and internet products and services, important financial services, key technologies, and other important fields relating to national security and obtaining control in the target enterprise.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, effective March 31, 2023. On May 26, 2023, the CSRC promulgated another supporting guideline, which came into effect on the same date. These measures establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. Under these measures, the overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC.

According to the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and the supporting guidelines, an overseas offering and listing is prohibited under any of the following circumstances: (i) if the intended securities offering and listing is specifically prohibited by national laws and regulations and relevant provisions; (ii) if the intended securities offering and listing constitutes endangers to national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) if, in the past three years, the domestic enterprise or its controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy; (iv) if the domestic enterprise is under investigation according to law for suspected crimes or major violations of laws and regulations, but no clear conclusions have been reached; or (v) if there are material ownership disputes over the equity held by the controlling shareholder or by other shareholders that are controlled by the controlling shareholder and/or actual controller.

The Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and the supporting guidelines require the issuer or its main operational entity in the PRC to: (i) file with the CSRC for its initial public offering or listing within three working days after the submission of listing application documents outside mainland China; (ii) file with the CSRC for its follow-on securities offerings in the same offshore market within three working days after the completion of such offerings; (iii) file with the CSRC for its offerings or listing in offshore stock market other than the stock market of its initial public offering or listing within three working days after the submission of offering application outside mainland China; and (iv) report material events to the CSRC within three working days after the occurrence and announcement of such events, including, among other things, the change of control, investigation or penalties imposed by relevant authorities, the conversion of listing status or the transfer of listing board.

On February 17, 2023, the CSRC held a press conference for the release of the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which clarifies that the domestic companies that have already been listed overseas before March 31, 2023 shall be deemed as the existing applicants who are not required to complete the filing procedures immediately but shall be required to file with the CSRC when subsequent matters such as refinancing are involved.

On February 24, 2023, the CSRC and other relevant government authorities promulgated the Provision on Confidentiality of Overseas Securities Issuance and Listing which became effective on March 31, 2023. Pursuant to the Provision on Confidentiality of Overseas Securities Issuance and Listing, where a domestic enterprise provides or publicly discloses to the relevant securities companies, securities service institutions, overseas regulatory authorities and other entities and individuals, or provides or publicly discloses through its overseas listing subjects, documents and materials involving state secrets and working secrets of state organs, it shall report the same to the competent department with the examination and approval authority for approval in accordance with the law, and submit the same to the secrecy administration department of the same level for filing. Domestic enterprises providing accounting archives or copies thereof to entities and individuals concerned such as securities companies, securities service institutions and overseas regulatory authorities shall perform the corresponding procedures pursuant to the relevant provisions of the State. The working papers formed within the territory of the PRC by the securities companies and securities service institutions that provide corresponding services for the overseas issuance and listing of domestic enterprises shall be kept within the territory of the PRC, and those that need to leave the PRC shall go through the examination and approval formalities in accordance with the relevant provisions of the State.

Loans by Foreign Companies to their PRC Subsidiaries

Loans made by foreign investors as shareholders in foreign invested enterprises established in China are considered to be foreign debts and are mainly regulated by the Regulation of the People’s Republic of China on Foreign Exchange Administration, the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debts Tentative Provisions, the Detailed Rules for the Implementation of Provisional Regulations on Statistics and Supervision of External Debt, and the Administrative Measures for Registration of Foreign Debts. Pursuant to these regulations and rules, a shareholder loan in the form of foreign debt made to a PRC entity does not require the prior approval of SAFE, but such foreign debt must be registered with and recorded by SAFE or its local branches within 15 business days after entering into the foreign debt contract. Under these regulations and rules, the balance of the foreign debts of a foreign invested enterprise shall not exceed the difference between the total investment and the registered capital of the foreign invested enterprise, or Total Investment and Registered Capital Balance.

The Interim Provisions of the State Administration for Industry and Commerce on the Ratio of the Registered Capital to the Total Investment of a Sino-Foreign Equity Joint Venture Enterprise was promulgated by SAIC on February 17, 1987 and effective on March 1, 1987. According to these provisions, with respect to a sino-foreign equity join venture, the registered capital shall be (i) no less than seven-tenths of its total investment, if the total investment is US$3 million or under US$3 million; (ii) no less than one-half of its total investment, if the total investment is ranging from US$3 million to US$10 million (including US$10 million), provided that the registered capital shall not be less than US$2.1 million if the total investment is less than US$4.2 million; (iii) no less than two-fifths of its total investment, if the total investment is ranging from US$10 million to US$30 million (including US$30 million), provided that the registered capital shall not be less than US$5 million if the total investment is less than US$12.5 million; and (iv) no less than one-third of its total investment, if the total investment exceeds US$30 million, provided that the registered capital shall not be less than US$12 million if the total investment is less than US$36 million.

The Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or PBOC Notice No. 9, issued by the PBOC on January 12, 2017, provides that within a transition period of one year from January 12, 2017, the foreign invested enterprises may adopt the currently valid foreign debt management mechanism, or Current Foreign Debt Mechanism, or the mechanism as provided in PBOC Notice No. 9, or Notice No. 9 Foreign Debt Mechanism, at their own discretion. PBOC Notice No. 9 provides that enterprises may conduct independent cross-border financing in RMB or foreign currencies as required. According to the PBOC Notice No. 9, the outstanding cross-border financing of an enterprise (the outstanding balance drawn, here and below) shall be calculated using a risk-weighted approach, or Risk-Weighted Approach, and shall not exceed the specified upper limit, namely: risk-weighted outstanding cross-border financing ≤ the upper limit of risk-weighted outstanding cross-border financing. Risk-weighted outstanding cross-border financing = © outstanding amount of RMB and foreign currency denominated cross-border financing x maturity risk conversion factor x type risk conversion factor + © outstanding foreign currency denominated cross-border financing x exchange rate risk conversion factor. Maturity risk conversion factor shall be 1 for medium- and long-term cross-border financing with a term of more than one year and 1.5 for short-term cross-border financing with a term of less than one year. Type risk conversion factor shall be 1 for on-balance-sheet financing and 1 for off-balance-sheet financing (contingent liabilities) for the time being. Exchange rate risk conversion factor shall be 0.5. The PBOC Notice No. 9 further provides that the upper limit of risk-weighted outstanding cross-border financing for enterprises shall be 200% of its net assets, or Net Asset Limits. Enterprises shall file with SAFE in its capital item information system after entering into a cross-border financing agreement, but no later than three business days before making a withdrawal.

Based on the foregoing, if we provide funding to our wholly foreign owned subsidiaries through shareholder loans, the balance of such loans shall not exceed the Total Investment and Registered Capital Balance and we will need to register such loans with SAFE or its local branches in the event that the Current Foreign Debt Mechanism applies, or the balance of such loans shall be subject to the Risk-Weighted Approach and the Net Asset Limits and we will need to file the loans with SAFE in its information system in the event that the Notice No. 9 Mechanism applies. Under the PBOC Notice No. 9, after a transition period of one year from January 11, 2017, the PBOC and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of PBOC Notice No. 9. As of the date hereof, neither the PBOC nor SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. It is uncertain which mechanism will be adopted by the PBOC and SAFE in the future and what statutory limits will be imposed on us when providing loans to our PRC subsidiaries.

C.	ORGANIZATIONAL STRUCTURE

See “ITEM 3. KEY INFORMATION—Our Holding Company Structure”.

D.	PROPERTY, PLANT AND EQUIPMENT

See “Item 4. INFORMATION ON THE COMPANY—B. Business Overview—Facilities.”

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our consolidated financial statements, which have been prepared in accordance with GAAP, included elsewhere in this Annual Report. This discussion contains forward-looking statement that involves risks and uncertainties. Our actual results and timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3.D. Risk Factors” and elsewhere in this annual report.

A.	Operating Results

Overview

We are dedicated to the development and application of bespoke central processing algorithms. We provide comprehensive solutions to customers by integrating central processing algorithms with software or hardware, or both, to streamline their digital services for end-users or technological development purposes, thereby helping them increase the number of customers, improve end-user satisfaction, achieve direct cost savings, reduce power consumption, and achieve technical goals. The range of our services include algorithm optimization, accelerating computing power without the need for hardware upgrades, lightweight data processing, and data intelligence services. Our ability to efficiently deliver software and hardware optimization to our customers through bespoke central processing algorithms serves as a driving force for our long-term development.

Currently, our technology and solutions are mainly in the field of internet multimedia video advertising, internet gaming entertainment, where we have historically been successful in providing advertising distribution solutions, online game agent solutions, software services, and comprehensive solutions for enterprise customers and intelligent chips solutions as we believe that the demand for algorithms in the semiconductor sector is growing rapidly, representing huge market potentials.

In the mid-to-long term, we will continue to adhere to its strategic mindset. By improving upon each iteration of our one-stop intelligent data management solutions made possible by our proprietary central processing algorithm services, we can help customers to enhance their service efficiency and make model innovations in business, and actively enhance the industry value of the central processing algorithm services in the general field of data intelligent processing industry.

We derive our revenue primarily from (i) central processing algorithms services for the internet advertisement and internet gaming industries (“CPA”) and (ii) intelligent chips and services, including software development.

Our total revenues were RMB 529.3 million, RMB 586.1 million and RMB 580.0 million (USD 81.9 million) for the year ended December 31,2021, 2022 and 2023, respectively. We recorded a net income of RMB 54.7 million, net loss of RMB 46.5 million and net loss of RMB 266.2 million (USD 37.6 million) for the years ended December 31, 2021, 2022 and 2023 respectively.

Key Factors Affecting Results of Operations

Our results of operations are affected by the factors discussed below.

Our ability to increase the number of customers and average revenue for central processing algorithm services

Approximately 51.6%, 76.4% and 98.3% of our revenues were generated from our central processing algorithm services for the years ended December 31, 2021, 2022 and 2023 respectively.

Our ability to increase our revenues and enhance our profitability will depend on our ability to continue to increase our customer base and revenue per customer for our central processing algorithm services. To achieve this, we strive to increase our marketing efforts and to enhance the quality and capabilities of our technologies.

Investment in technology and talent

We expend considerable capital and efforts in the research and development of algorithmic use cases and product solutions to maintain our competitiveness in the computer and internet industries. In light of the rapid growth of data volume, data processing capabilities are the key to enterprise development, which requires the advancement of technology related to central processing algorithms, new services, products, and capabilities to newer stages of development. To retain existing customers and attract potential customers, we must continue to innovate to keep pace with the growth of the industry and our business to bring forward new cutting-edge technologies. Our current research and development efforts primarily focus on enhancing its artificial intelligence technology, image processing technology, intelligent chips, and application solutions to create novel service and product offerings. We spent approximately RMB 93.7 million and RMB 161.2 million ($22.8 million) on research and development for the years ended December 31, 2022 and 2023, respectively.

China’s increased demand for central processing algorithm services in internet advertisement and the online game industry

Effective central processing algorithm solutions can empower downstream industries experiencing high demand for data analysis and computing power optimization, which applies to internet advertising, internet game applications, finance, retail, logistics, and other industries. Because of huge downstream demands, the overall market of central processing algorithm services is enormous.

Our ability to pursue strategic opportunities for growth

We intend to continually pursue strategic acquisitions and investments in selective technologies and businesses in the central processing algorithm and semiconductor industries to enhance our technology capabilities. We believe that a solid acquisition and investment strategy may be critical for us to accelerate our growth and strengthen its competitive position in the future. our ability to identify and execute strategic acquisitions and investments will likely affect our operating results over time.

Our ability to expand its application fields and to diversify its customer base

Currently, the primary source of our revenue is derived from providing central processing algorithm solutions to businesses in the entertainment and internet advertisement industries. With increasing awareness and acceptance of this technology, we expect that more applications will be identified to magnify the value of this technology, such as the industry of the Internet, finance, local government, and manufacturing industries that have strong demand for data empowerment. Expand the scenario application of central processing algorithm services. Our ability to expand its application fields and diversify its customer base may affect our operating results in the future.

Key Components of Our Results of Operations

We currently operate in two segments and generates revenue by providing (i) central processing algorithm services and (ii) intelligent chips and services. Please see our consolidated financial statements included elsewhere in this annual report.

Revenues

Our revenues consist of (i) providing central processing algorithm solutions, including internet advertising solutions, internet games services, and (ii) intelligent chips and services revenues.

Our breakdown of revenues for the years ended December 31, 2021, 2022 and 2023, respectively, is summarized below:

	For the Years Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
Revenues
Central processing algorithm services	273,040,158	447,812,310	569,906,586	80,464,595
Intelligent chips and services	256,210,506	138,247,782	10,109,828	1,427,397
Total revenue	529,250,664	586,060,092	580,016,414	81,891,992

Cost of Revenues

Cost of revenue for our central processing algorithm solutions for the internet advertisement algorithm services, internet games services comprised of (i) costs paid to channel providers and shared costs with content providers based on the profit-sharing arrangements, (ii) third party consulting services expenses and (iii) compensation expenses for the Our professionals.

Cost of revenue for our intelligent chip and services consists primarily of the costs of products sold and third-party software development costs.

Our breakdown of cost of revenues for the years ended December 31, 2021, 2022 and 2023, respectively, is summarized below:

	For the Years Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
Cost of revenues
Central processing algorithm services	96,882,046	324,243,973	395,959,074	55,905,103
Intelligent chips and services	218,715,087	134,343,805	10,067,646	1,421,442
Total cost of revenues	315,597,133	458,587,778	406,026,720	57,326,545

Selling expenses

Our selling expenses consist primarily of (i) compensation for selling personnel and (ii) travel expenses for its sales representatives.

General and administrative expenses.

Our general and administrative expenses consist primarily of (i) compensation for its management and administrative personnel, (ii) expenses in connection with its operation supporting functions such as legal, accounting, consulting and other professional service fees, and (iii) office rental, depreciation, and other administrative related expenses.

Research and Development Expenses

Our research and development expenses include salaries and other compensation-related expenses to our research and product development personnel, outsourced subcontractors, as well as office rental, depreciation, and related expenses for our research and product development team.

Results of Operations

Our consolidated results of operations for the years ended December 31, 2021, 2022 and 2023 are summarized below:

	For the Years Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
Revenues	529,250,664	586,060,092	580,016,414	81,891,992
Cost of revenues	(315,597,133)	(458,587,778)	(406,026,720)	(57,326,545)
Gross profit	213,653,531	127,472,314	173,989,694	24,565,447
Selling expenses	(5,419,964)	(3,769,663)	(2,760,388)	(389,737)
General and administrative expenses	(34,049,653)	(34,516,321)	(24,916,851)	(3,517,987)
Research and development expenses	(107,035,272)	(93,684,006)	(161,191,572)	(22,758,492)
Stock compensation expense	-	-	(117,415,639)	(16,577,808)
Goodwill impairment loss	(18,457,742)	(35,493,300)	(106,274,006)	(15,004,731)
Impairment loss for long-lived assets	-	(13,713,233)	(6,602,198)	(932,158)
Change in fair value of business acquisition payable	3,239,892	-	-	-
Change in fair value of warrant liability	-	832,355	-	-
OPERATING EXPENSES	(161,722,739)	(180,344,168)	(419,160,654)	(59,180,913)
Income (Loss) from operations	51,930,792	(52,871,854)	(245,170,960)	(34,615,466)
Other income (expense), net	3,354,208	2,528,434	(23,528,714)	(3,321,999)
Income (Loss) before income taxes	55,285,000	(50,343,420)	(268,699,674)	(37,937,465)
(Provision for) Benefit of income taxes	(547,209)	3,798,854	2,500,434	353,034
Net Income (loss)	54,737,791	(46,544,566)	(266,199,240)	(37,584,431)
Other comprehensive loss	(455,030)	(30,643,029)	(57,547,208)	(8,125,038)
COMPREHENSIVE INCOME (LOSS)	54,282,761	(77,187,595)	(323,746,448)	(45,709,469)

Year Ended December 31, 2023 Compared to Years Ended December 31, 2022 and 2021

Revenues

We generate revenue primarily from Central processing algorithm services and Intelligent chips and services. For the years ended December 31, 2021, 2022 and 2023, our revenues were RMB 529.3 million, RMB 586.1 million and RMB 580.0 million (USD 81.9 million), respectively.

Our total revenues increased by approximately RMB 56.8 million, or 10.7%, from the year ended December 31, 2021 to 2022, due to an increase of approximately RMB 174.8 million in central processing algorithm service revenue, and a decrease of approximately RMB 118.0 million in intelligent chips and services revenue.

Our total revenues decreased by approximately RMB 6.0 million, or 1.0%, from the year ended December 31, 2022 to 2023, due to an increase of approximately RMB 122.1 million in central processing algorithm service revenue, and a decrease of approximately RMB 128.1 million in intelligent chips and services revenue.

We generate revenues from advertising display services when we complete its performance obligation to deliver related advertising services based on the specific terms of the contract, which are commonly based on a specific action, e.g., cost per impression (“CPM”) for online display. Revenue from performance based advertising services is generated when traffic users completed a transaction as specified in contracts. Revenues generated from mobile games include royalty payments from licensee operators of our mobile games and fees collected from game developers for using our game portal.

Our central processing algorithm services revenue increased by approximately RMB 122.1 million, or 27.3%, from approximately RMB 447.8 million for the year ended December 31, 2022, to approximately RMB 570.0 million (USD 80.5 million) for the year ended December 31, 2023. This increase was primarily attributable to the overall market demand for internet advertising.

Intelligent chips and services revenues include revenues generated from the resale of intelligent chips. We generate revenues when the control of products is transferred to customers, as evidenced by customers’ signed acceptances. We also generate revenues from software development.

The revenue of our Intelligent chips and services, which decreased by approximately RMB 128.1 million, or 92.7%, from approximately RMB 138.2 million for the year ended December 31, 2022, compared to approximately RMB 10.1million (USD 1.4 million) for the year ended December 31, 2023. The decline is due to the disposal of Fe-da Electronics and its subsidiaries in the current fiscal year. As our revenue from Intelligent chips and services is mainly from Fe-da Electronics.

Cost of Revenues

For our central processing algorithm services, the cost of revenues consists of the costs paid to (i) channel providers and shared costs with content providers based on the profit-sharing arrangements, (ii) third-party consulting services expenses, and (iii) compensation expenses for our professionals.

For intelligent chips and services, the cost of revenue consists primarily of the costs of products sold and third-party software development costs.

Our total cost of revenues increased by approximately RMB143.0 million, or 45.3%, from approximately RMB 315.6 million the year ended December 31, 2021, to approximately RMB 458.6 million for the year ended December 31, 2022. Our total cost of revenues decreased by approximately RMB 52.6 million, or 11.5%, from the year ended December 31, 2022, to approximately RMB 406.0 million (USD 57.3 million) for the year ended December 31, 2023.

Our cost of revenues for central processing algorithm services increased by approximately RMB 227.4 million, or 234.7%, from approximately RMB 96.9 million for the year ended December 31, 2021, to approximately RMB 324.2 million for the year ended December 31, 2022. The increase in the cost of revenues was mainly due to channel costs, which the Company has incurred channel costs with major internet advertising outlets such as internal portal, platform or applications to secure advertising space.

Our cost of revenues for central processing algorithm services increased by approximately RMB 71.7 million, or 22.1%, from the year ended December 31, 2022, to approximately RMB 396.0 million (USD 56.0 million) for the year ended December 31, 2023. The increase in the cost of revenues was mainly due to the increase in Central processing algorithm services revenue.

Our cost of revenues for intelligent chips and services decreased by approximately RMB 84.4 million or 38.5%, from approximately RMB 218.7 million for the year ended December 31, 2021, to approximately RMB 134.3 million for the year ended December 31, 2022. The decrease in the cost of revenues was mainly due to the decrease in revenues for intelligent chips and services.

Our cost of revenues for intelligent chips and services decreased by approximately RMB 124.3 million or 92.5%, from the year ended December 31, 2022, to approximately RMB 10.1 million (USD 1.4 million) for the year ended December 31, 2023. The decrease in the cost of revenues was mainly due to the disposal of Fe-da Electronics and its subsidiaries in the current fiscal year.

Gross Profit

Our gross profit increased by approximately RMB 46.5 million, from approximately RMB 127.5 million for the year ended December 31, 2022 to approximately RMB 174.0 million (USD 25.0 million) for the year ended December 31, 2023.

Operating Expenses

Operating Expenses were RMB 161.7 million, RMB 180.3 million and RMB 419.2 million (USD 59.3 million) for the years ended December 31, 2021, 2022 and 2023, respectively. The increase of approximately RMB 18.6 million, or 11.5% in 2022 was due to increases in impairment loss for goodwill and intangible assets as a result of impact of COVID-19 in 2022. The increase of approximately RMB 238.8 million, or 132.4% in 2023 was due to the disposal of Fe-da Electronics, fully goodwill impairment for Shenzhen Yitian and Shanghai Guoyu and loss for intangible assets of Guoyu, and stock compensation expenses.

Selling expenses were RMB 5.4 million, RMB 3.8 million and RMB 2.8 million (USD 0.4 million) for the years ended December 31, 2021, 2022 and 2023, respectively. The decrease of approximately RMB 1.7 million, or 30.4% in 2022 was due to the decreased marketing activities during 2022 due to the impact of COVID-19 which caused closures of public areas in several cities in China. The decrease of approximately RMB 1.0 million, or 26.8% in 2023 was due to the disposal of Fe-da Electronics reduced the number of sales personnel.

General and administrative expenses were RMB 34.1 million, RMB 34.5 million and RMB 24.9 million (USD 3.5 million) for the years ended December 31, 2021, 2022 and 2023, respectively. The increase of approximately RMB 0.5 million, or 1.4% in 2022. The decrease of approximately RMB 9.6 million, or 27.8% in 2023 was mainly due to the disposal of Fe-da Electronics.

Research and development expenses were RMB 107.0 million, RMB 93.7 million and RMB 161.2 million (USD 22.8 million) for the years ended December 31, 2021, 2022 and 2023, respectively. The decrease of approximately RMB 13.4 million, or 12.5% in 2022 was mainly due to the slowdown in the progress of outsourced technical development services as a result of impact from COVID-19. The increase of approximately RMB 67.5 million, or 72.1% in 2023 was attributable to the increase in outsourced technical development service of approximately RMB 45.5 million focused on the research and development of the applications of Central processing algorithm technologies in order to maintain our competitive advantage in the algorithm industry.

Stock compensation expense was RMB 117.4 million (USD 16.6 million) for the year ended December 31, 2023. The increase was due to our 2023 Equity Incentive Plan, we have granted an aggregate of 7,750,000 ordinary shares to our employees and advisors.

Goodwill impairment loss were RMB 18.5 million, RMB 35.5 million and RMB 106.3 million (USD 15.0 million) for the years ended December 31, 2021, 2022 and 2023, respectively. These impairment charges were driven by the disposal of Fe-da Electronics and the decline in forecasted profit from Shenzhen Yitian and Shanghai Guoyu.

Change in fair value of business acquisition payable amounted to RMB 3.2 million, nil and nil for the years ended December 31, 2021, 2022 and 2023. The Company is contractually obligated to pay contingent consideration to the sellers of Fe-da Electronics in the event that certain net income targets are achieved during the three years following acquisition. The net income target was not met for the years ended December 31, 2021, 2022 and 2023. Our management, with the assistance of third party appraiser determined the fair value of contingent consideration was nil for the year ended December 31, 2023 based on a probability weighted discounted cash flow analysis with significant fair value input being the financial performance of Fe-da Electronics.

Change in fair value of warrant liability amounted to approximately RMB 0.8 million for the year ended December 31, 2022 due to change in share price of the Company between December 9, 2022 where the Company completed its merger and December 31, 2022. The change in fair value of warrant liability between January 1, 2021 to December 9, 2022 was approximately $0.3 million which was included in Venus’s historical retained earnings (accumulated deficit). The fair value of the warrants on December 31, 2022 and 2023 were nil.

Other income (expenses), net

Total other income, net were RMB 3.4 million and RMB 2.5 million for the years ended December 31, 2021, 2022 respectively. The total other loss, net was RMB 23.5 million (USD 3.3 million) for the years ended December 31 2023. The total other income decrease of approximately RMB 0.8 million, or 24.6% in 2022 was due to we have less investment and interest income because we incurred investment loss offset by the decrease in amortization of investment payable discount because it was ended during the year ended December 31, 2021. The total other loss increase of approximately RMB 26.1 million, or 1030.6% in 2023 was due to the impairment of long-term investments as the result of the disposal of Fe-da Electronics and Korgas 233.

Benefit of (Provision for) income taxes

Benefit of income taxes was RMB 0.6 million for the year ended December 31, 2021, Provision for income taxes were RMB 3.8 million and RMB 2.5 million (USD 0.4 million) for the years ended December 31, 2022 and 2023, respectively. The increase in provision for income taxes of approximately RMB 4.3 million, or 794.2% in 2022 was due to the increase in deferred tax benefit as a result of intangible assets amortization and impairment. The increase in provision for income taxes of approximately RMB 1.3 million, or 34.2% in 2023 was due to the intangible assets amortization and impairment and provision for bad debts.

Net income (loss)

As a result of the combination of factors discussed above, our net income decreased from approximately RMB 54.7 million for the year ended December 31, 2021, to approximately RMB 46.5 million of net loss for the year ended December 31, 2022. Our net loss increased from the year ended December 31, 2022, to approximately RMB 266.2 million (USD 37.6 million) of net loss for the year ended December 31, 2023.

After the deduction of non-controlling interest, net income attributable to us was approximately RMB 55.3 million for the year ended December 31, 2021, compared to approximately RMB 46.8 million net loss attributable to us for the same period in 2022, compared to approximately RMB 268.2 million (USD 37.9 million) net loss attributable to us for the same period in 2023.

Comprehensive income attributable to us was approximately RMB 54.3 million for the year ended December 31, 2021, compared to approximately RMB 77.2 million comprehensive loss attributable to us for the same period in 2022, compared to approximately RMB 323.7 million (USD 45.7 million) comprehensive loss attributable to us for the same period in 2023.

B.	LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2023, we had cash and cash equivalents of approximately RMB 317.2 million (USD 44.8 million). Our working capital was approximately RMB 323.0 million (USD 45.6 million) as of December 31, 2023. In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. To date, we have financed our working capital requirements through cash flow generated from operations, debt and equity financings.

We believe our current working capital is sufficient to support our operations for the next twelve months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. Our obligation to bear credit risk for certain financing transactions we facilitate may also strain our operating cash flow. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Current foreign exchange and other regulations in the PRC may restrict our PRC entities in their ability to transfer their net assets to us and our subsidiaries in Singapore and Hong Kong and to our investors. The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Under current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to us. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

In light of the flood of capital outflows of China in 2016 due to the weakening Renminbi, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement including overseas direct investment. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. If any of our shareholders regulated by such policies fail to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the relevant PRC authorities. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to its shareholders.

However, these restrictions have no material impact on the ability of these PRC subsidiaries to transfer funds to us as we have no present plans to declare dividends which it plans to retain our retained earnings to continue to grow our business. In addition, these restrictions have no material impact on the ability of us to meet its cash obligations, as a majority of our current cash obligations are due within the PRC. See “Item 3.D. Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of the offering to make loans or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

The following table summarizes the key components of our cash flows for the years ended December 31, 2021, 2022 and 2023.

	For the Years Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
Net cash provided by (used in) operating activities	98,530,180	13,151,930	(45,412,006)	(6,411,681)
Net cash provided by (used in) investing activities	(41,830,676)	18,590,629	(16,717,029)	(2,360,262)
Net cash provided by (used in) financing activities	(25,079,283)	(16,296,787)	76,553,117	10,808,466
Effect of exchange rate change on cash, cash equivalents and restricted cash	(1,394,150)	9,896,303	5,077,311	716,861
Net change in cash, cash equivalents and restricted cash	30,226,071	25,342,076	19,501,393	2,753,384
Cash, cash equivalents and restricted cash, beginning of year	242,142,526	272,368,597	297,710,673	42,033,500
Cash, cash equivalents and restricted cash, end of year	272,368,597	297,710,673	317,212,066	44,786,884

Operating activities

Net cash used in operating activities was approximately RMB 45.4 million (USD 6.4 million) for the year ended December 31, 2023, as compared to net cash provided by operating activities of approximately RMB 13.2 million for the year ended December 31, 2022 and net cash used operating by activities of approximately RMB 98.5 million for the year ended December 31, 2021.

Net cash used in operating activities for the year ended December 31, 2023 was primarily attributable to net loss of approximately RMB 266.2 million (USD 37.6 million) adjusted by non-cash depreciation and amortization expenses of approximately RMB 1.0 million (USD 0.1 million), goodwill impairment loss of approximately RMB 106.3 million (USD 15.0 million), long lived assets impairment loss of approximately RMB 6.6 million (USD 0.9 million) and increase of share-based compensation expense of approximately RMB 120.0 million (USD 16.9 million). Cash inflow was offset by increase in prepaid servises fees of RMB 22.6 million (USD 3.2 million) as Younike acquisated in fiscal year 2023 gained new customers and revenue. Cash inflow was also attributable to the increase in other payables and accrued liabilities of approximately RMB 7.5 million (USD 1.1 million) and increase in accounts payables of approximately RMB 6.7 million (USD 1.0 million).

Net cash provided by operating activities for the year ended December 31, 2022, was primarily attributable to net loss of approximately RMB 46.5 million adjusted by the decrease of other receivables and prepaid expenses of approximately RMB 2.7 million, decrease in inventory of approximately RMB 4.7 million as the resurgences of COVID-19 variant have reduced our inventory purchase and we have to use more existing inventory, and increase in accounts payable of approximately RMB 0.9 million due to purchase of service which is consistent with increasing cost of revenue. The inflow was offset by increase in accounts receivable of RMB 6.7 million and decrease in deferred revenue of approximately RMB 2.3 millionas our revenue increased, and decrease in tax payable, operating lease liabilities and other payables of approximately RMB 1.8 million in accordance with less operating expenses.

Net cash provided by operating activities for the year ended December 31, 2021, was primarily attributable to net income of approximately RMB 54.8 million increased by non-cash depreciation and amortization expenses of approximately RMB 9.6 million, goodwill impairment loss of approximately RMB 18.5 million, and provision for doubtful accounts of approximately RMB 1.3 million offset with deferred tax benefit of approximately RMB 1.9 million and change in fair value of business acquisition payable of approximately RMB 3.2 million. Cash inflow was also attributable to the increase deferred revenue of approximately RMB 7.0 million and decrease in accounts receivable of approximately RMB 32.5 million as we made more efforts in the collection and demanded more advance payment from new customers.

Investing activities

Net cash used in investing activities was approximately RMB 16.7 million (USD 2.4 million) for the year ended December 31, 2023, net cash provided by investing activities was approximately RMB 18.6 million for the year ended December 31, 2022 and net cash used in investing activities was approximately RMB 41.8 million for the year ended December 31, 2021.

Cash used in investing activities for the year ended December 31, 2023 was mainly due to purchase of property and equipment of approximately RMB 0.4 million (USD 0.1 million) and offset by the purchase of short term investments of approximately RMB 18.4 million (USD 2.6 million).

Cash provided by investing activities for the year ended December 31, 2022 was mainly due to sales of short term investment of approximately RMB 109.0 million and collection of loans receivable from a third party loan of approximately RMB 21.3 million, offset by the purchase of short term investment of approximately RMB 109.8 million, purchase of property and equipment of approximately RMB 1.1 million, purchase of cost method investment of approximately RMB 0.7 million.

Cash used in investing activities for the year ended December 31, 2021 as mainly due to the payment of Guoyu’s acquisition of approximately RMB 20.9 million, and loan to a third party of approximately RMB 22.2 million.

Financing activities

Net Cash provided by financing activities was approximately RMB 76.6 million (USD 10.8 million) for the year ended December 31, 2023, Net Cash used in financing activities were approximately RMB 16.3 million and of approximately RMB 25.1 million for the years ended December 31, 2022 and 2021.

Net Cash provided by financing activities for the year ended December 31, 2023 was mainly due to offset by proceeds from Parent of approximately RMB 37.5 million (USD 5.3 million) and proceeds from loan-related party of approximately RMB 25.6 million (USD 3.6 million). For the year ended December 31, 2023, Tapuyu and Weimu borrowed RMB 10.0 million (USD 1.4 million) and RMB 3.5 million (USD 0.5 million) from banks, respectively, for operation purpose.

Net Cash used in financing activities for the year ended December 31, 2022 was mainly due to repayments and borrowing to Parent of approximately RMB 239.7 million and offset by borrowing from Parent of approximately RMB 84.4 million. We also received approximately RMB 139.0 million from recapitalization when we completed the merger with Venus Acquisition Corp, net of deferred offering costs.

Net Cash used in financing activities for year ended December 31, 2021 was mainly due to the net borrowing and repayment of the banking facility to DBS Bank Ltd of approximately RMB 12.8 million, and net borrowing and repayments from Parent of approximately RMB 8.3 million to support our daily operation. We also paid deferred merger cost of approximately RMB 3.8 million. For the year ended December 31, 2021, Shanghai Weimu borrowed total of RMB 5.6 million from Gou Lei, noncontrolling shareholder of Shanghai Weimu, for operation purpose and repaid all outstanding balance in 2021.

Commitments and Contingencies

In the normal course of business, we are subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with ASC No. 450-20, “Loss Contingencies”, we will record accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

Holding Company Structure

MicroAlgo is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries in China. As a result, MicroAlgo’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our PRC subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our wholly foreign-owned subsidiaries in China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion, and our variable interest entities may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements including arrangements that would affect our liquidity, capital resources, market risk support and credit risk support or other benefits.

Contractual Obligations

As of December 31, 2023, the future minimum payments under certain of our contractual obligations were as follows:

		Payments Due In
	Total	Less than 1 year	1 – 2 years	2 – 3 years	Thereafter
	RMB
Contractual obligations
Operating leases obligations	279,510	279,510	-	-	-
Total	279,510	279,510	-	-	-

*	Include the operating leases with a term less than one year.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We have focused on and will continue to focus on investment in our technology system. Our research and development expenses were approximately RMB 107.0 million, RMB 93.7 million and RMB 161.2 million (USD 22.8 million) for the years ended December 31, 2021, 2022 and 2023, respectively.

We believe that a core element of the competitiveness of the Central processing algorithm industry is research and development related to technology development, and we rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. For details of our intellectual property portfolio, please see Item 4 B. Business Overview — Intellectual Property”.

D.	TREND INFORMATION

Other than as disclosed in the foregoing disclosures and elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2023 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that would cause our disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires our management to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial conditions and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. While our significant accounting policies are more fully described in Note 2 to our consolidated financial statements included elsewhere in this report, we believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements.

Goodwill Impairment Testing

We perform annual goodwill impairment analysis as of December 31 with the assistance of independent valuation expert in accordance with the subsequent measurement provisions of FASB ASU 2017-04, Intangible — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which eliminated the calculation of implied goodwill fair value and allows us to use a simpler one-step impairment test. Under ASU 2017-04, we must record goodwill impairment charges if a reporting unit’s carrying value exceeds its fair value.

We performed goodwill impairment assessment for the reporting units as of December 31, 2023, using an asset-based approach with the assistance of a third party valuation firm.

The valuation of 100% of the equity interest of the reporting unit is based on the asset-based approach, which directly incorporates information about the economic benefits contributed by the underlying asset, and determines the value of the subject matter based on the balance sheet at the appraisal date and the value of all assets and liabilities at the appraisal date.

We have two reporting units that have goodwill. The following table categorizes our goodwill by reporting unit as of December 31, 2022 and 2023.

		For the Years Ended December 31,
		2022	2023
Segment	Reporting Unit	Goodwill	Goodwill	Fair Value	Carrying Value
		(in Thousands RMB)
Central processing algorithm services	Shenzhen Yitian	92,990	-	203,596	203,596
Central processing algorithm services	Shanghai Guoyu	13,283	-	159	159
TOTAL		106,274	-	203,755	203,755

We determined that goodwill from central processing algorithm services unit were fully impaired.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information concerning our directors and executive officers as of the date of this annual report.

Name	Age	Position	Served From
Jie Zhao	47	Chairman of the Board of Directors	December 2022
Min Shu	48	Director, Chief Executive Officer	December 2022
Shan Cui	51	Independent Director	December 2022
Haixia Zhao	58	Independent Director	December 2022
Wengang Kang	35	Independent Director	December 2022
Li He	38	Chief Financial Officer	December 2022

Jie Zhao has been serving as our chairman of the board of directors since December 2022. Mr. Zhao joined the WiMi group of companies in August 2015 as the chairman of Yitian Internet. He was appointed as the director and chairman of the board in November 2020 and re-designated as a non-executive director. He also served as the chairman of the company’s nomination committee. Prior to joining the WiMi group of companies, Mr. Zhao served as a software developer for AsiaInfo Beijing Co., Ltd., a company specializing in computer systems in China from 2002 to 2004. From December 2004 to December 2012, he served as director of Shenzhen WeiXun YiTong Technology Co., Ltd., a mobile internet company in China. From February 2008 to May 2015, he served as a director of Xiamen Xiangtong Animation Co., Ltd., a mobile animation company in China. Mr. Zhao graduated from Wuhan University of Technology with a bachelor’s degree in robotics design and manufacturing in 1999 and obtained his master’s degree in software engineering from Tsinghua University in 2006.

Min Shu has been serving as our executive director, chief executive officer since December 2022. Mr. Shu joined the WiMi group of companies in June 2018 as the deputy general manager of technology. Prior to joining the WiMi group of companies, he served as a software development engineer at Shenzhen Integvol Information Technology Co., Ltd. from 2001 to 2006, where he was responsible for software development and system architecture, and the development and design of a mobile application platform. From 2006 to 2012, he served as a senior software technical engineer at Shanghai Motegor Technology Co., Ltd., where he was responsible for the management of software development and system architecture. From June 2012 to April 2018, he served as the chief technical officer at Shanghai BlueSky Information Technology Co.,Ltd. Where he was responsible for the management of technology development and system architecture. Mr. Shu graduated from Huazhong University of Science and Technology with a bachelor’s degree in electrical engineering and automation in July 1999 and obtained his master’s degree in communication engineering from Huazhong University of Science and Technology in 2001.

Shan Cui has been serving as our Independent Director since December 2022. Prior to the closing of our business combination, she served as an Independent Director of Venus since the closing of Venus’ IPO on February 11, 2021. Ms. Cui has been an independent director and chair of the audit committee and compensation committee of Fuqin Fintech Limited, an online lending information intermediary platform, since August 28, 2018. She has been the Executive Director of First Capital International Limited since 2010 and provided consulting services for private equity companies and venture capital companies. She was the CFO of Lizhan Environmental Corporation, a then Nasdaq-listed company engaged in the business of green leather material manufacturing, from 2011 to 2013. From 2009 to 2010, she was the Manager of Planning and Analysis for Greene, Tweed & Company, a manufacturer of high-performance engineering parts and products serving aerospace, oilfield, and semi-conductor industries. Prior to that, Ms. Cui was the Senior Finance Manager at Ikon Office Solutions from 2005 to 2008, the CFO for Invista from 2003 to 2004, the Senior Financial Consultant for the Peachtree Companies from 2001 to 2003, the Manager of Strategic Planning and Analysis for General Time Corporation from 1998 to 2001, and the Senior Vice President for Seaboard Corporation from 1996 to 1998. Ms. Cui obtained her MBA degree in Business Administration from Georgia State University and her Bachelor’s degree in International Business English from Ocean University of China.

Haixia Zhao has been serving as our Independent Director since December 2022. Ms. Zhao had over 15 years of management experience in the energy industry, where she gained substantial skills and knowledge in energy sector. From June 2019, she served as the independent director and chair of the risk committee at Sterlite Power Transmission Limited. From January 2010 to December 2018, she was the president of BP Singapore Pte. Ltd. where she was responsible for downstream and marketing in the eastern hemisphere in October 1996. From January 2010 to December 2016, she served as a director at Guangdong Dapeng LNG Company Ltd. where she served on the investment committee. From January 1993 to June 2010, she worked at the AES Corporation, a company listed on the New York Stock Exchange (stock code: AES) in Singapore and her last position was the general manager where she was responsible for the growth strategy in Asia and Middle East region. She was appointed as a director of AES Transpower Private Ltd. From July 1987 to December 1991, she was an Assistant Manager at China Construction Bank, where she was responsible for client development. Ms. Zhao graduated with a bachelor’s degree majoring in Civil Engineering and a bachelor’s degree majoring in physics from Zhejiang University in the PRC in 1987, and a master’s degree in construction management from University of Maryland in the United States in 1993.

Wengang Kang has been serving as our Independent Director since December 2022. Mr. Kang has over four years of experience in the legal industry, where he gained substantial skills and knowledge in legal industry. From July 2017 to June 2018, Mr. Kang was an associate at Shanghai Ximu Law Firm. From June 2018 to January 2020, Mr. Kang was an associate at Beijing Zhongyin (Shanghai) Law Firm, where he advised on corporate legal matters. Since 2020, he has been a partner of Shanghai Yingdong Law Firm. Mr. Kang graduated with a degree in law at the Gansu Institute of Political Science and Law in the PRC in July 2013.

Li He has been serving as our chief financial officer since December 2022. Mr. He joined the WiMi group in October 2020 as the financial controller of Yitian Internet and was appointed as chief financial officer in October 2020. Prior to joining, he served as a relationship manager at Royal Bank of Scotland (China) Limited Shenzhen Branch between 2007 and 2010. From June 2010 to July 2015, he served as an investment director at JPMorgan Asset Management, where he was responsible for investments in China. From August 2015 to February 2019, He was appointed as the vice president of the investment division at Yingxin Investment Group Co., Ltd., where he was in charge of managing the company’s investment. Mr. He graduated with a degree in international economics and trade at Shenzhen University in the PRC in July 2007.

B.	COMPENSATION

Compensation

In 2023, we paid an aggregate cash compensation of approximately RMB 580,997 (USD 82,450) to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Employment Agreements

We have entered into employment agreements with each of our executive officers. Each of our executive officers is employed for an unspecified time period, which can be terminated upon both parties’ agreement or by law. We may terminate an executive officer’s employment for cause at any time without advance notice in certain events. We may terminate an executive officer’s employment by giving a prior written notice or by paying certain compensation. An executive officer may terminate his or her employment at any time by giving a prior written notice.

Each executive officer has agreed to hold, unless expressly consented to by us, at all times during and within one year after the termination of his or her employment agreement, in strict confidence and not to use, any of our confidential information or the confidential information of our customers and suppliers.

C.	BOARD PRACTICES

Our board of directors consists of five directors, including three independent directors, Shan Cui, Haixia Zhao, Wengang Kang. A director is not required to hold any shares in our company to qualify to serve as a director. The Corporate Governance Rules of the Nasdaq generally require that a majority of an issuer’s board of directors must consist of independent directors.

A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of his or her interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he or she is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated. Subject to the Nasdaq rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he/she may be interested therein and if he/she does so, his/her vote shall be counted and he/she may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. Our board of directors may exercise all of the powers of our company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party.

Committees of the Board of Directors

Our board of directors has established an audit committee. The composition and its responsibilities are described below. Members serve on the committee until their resignation or until otherwise determined by our board of directors. Our board of directors may have or establish other committees as it deems necessary or appropriate from time to time.

Audit Committee

Our audit committee consists of 3 Independent Directors, chaired by Shan Cui. We have determined that each of them satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq and meet the independence standards under Rule 10A-3 under the Exchange Act, as amended. We have determined that Ms. Cui qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of its financial statements. The audit committee is responsible for, among other things:

●	establishing clear hiring policies for employees or former employees of the independent auditors;

●	reviewing and recommending to our Board of Directors for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;

●	approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors at least annually;

●	obtaining a written report from our independent auditor describing matters relating to its independence and quality control procedures;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

●	discussing with our independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	reviewing and recommending the financial statements for inclusion within our quarterly earnings releases and to its Board of Directors for inclusion in its annual reports;

●	discussing the annual audited financial statements with management and the independent registered public accounting firm;

●	reviewing policies with respect to risk assessment and risk management;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

●	periodically reviewing and reassessing the adequacy of the committee charter;

●	approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;

●	establishing and overseeing procedures for the handling of complaints and whistleblowing;

●	meeting separately and periodically with management, the internal auditors and the independent registered public accounting firm;

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of its procedures to ensure proper compliance;

●	reporting periodically to our Board of Directors; and

●	such other matters that are specifically delegated to our audit committee by our Board of Directors from time to time.

Duties and Functions of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonable prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. In accordance with our second amended and restated articles of association, the functions and powers of our board of directors include, among others, (i) convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings, (ii) declaring dividends, (iii) appointing officers and determining their terms of offices and responsibilities, and (iv) approving the transfer of shares of our company, including the registering of such shares in our share register. In addition, in the event of an equality of votes, the chairman of our board of directors has a second or casting vote.

Terms of Directors and Officers

Our officers are appointed by and serve at the discretion of the board of directors and may be removed by our board of directors. Our directors may be appointed by a resolution of our board of directors, or by an ordinary resolution of our shareholders. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be of unsound mind; (iii) resigns by notice in writing to our company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; or (v) is removed from office pursuant to any other provisions of our post offering amended and restated memorandum and articles of association.

Share Incentive Plan

2023 EQUITY INCENTIVE PLAN

Our 2023 Equity Incentive Plan (“2023 Plan”) was adopted to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors, officers and consultants and promote the success of our business. The equity incentive plan provides for the grant of an option, restricted shares, restricted share units and local awards. In September 2023, we issued 7,750,000 ordinary shares pursuant to our 2023 Plan. As of December 31, 2023, we have granted an aggregate of 7,750,000 ordinary shares to our employees and advisors.

The following paragraphs describe the principal terms of the 2023 Plan:

Purposes of this Plan. The purposes of this Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to Employees, Officers, Directors and Consultants (each a “Service Provider” and, together, the “Service Providers”) and to promote the success of the Company’s business. This Plan permits the grant of an Option, Restricted Shares, Restricted Share Units and Local Awards.

Shares Subject to this Plan. Subject to the provisions of Section 13 of this Plan, the maximum aggregate number of Shares that may be issued for all purposes under the Plan shall be 7,750,000 (the “Plan Limit”). Shares to be issued under the Plan may be authorized and unissued Shares, issued Shares that have been reacquired by the Company and that are being held in treasury, or a combination thereof.

Administration. Other than as provided in the remainder of this Section 4(a), the Plan will be administered by (i) the Board or (ii) a Committee, which Committee will be constituted to satisfy Applicable Laws.

Eligibility. Awards may be granted to Service Providers. Neither the Plan nor any Award shall confer upon a Participant any right with respect to continuing his or her relationship as a Service Provider, nor shall they interfere in any way with the right of the Participant or the right of the Company or its Parent or Subsidiaries to terminate such relationship at any time, with or without cause.

Issuance of Shares. Notwithstanding anything herein to the contrary, upon the exercise of an Option, the Administrator shall have to discretion to provide for payment in cash or property of equivalent value in lieu of the Shares that otherwise would be issued.

Issue and Allotment of Restricted Shares. Subject to the terms and provisions of the Plan, the Administrator, at any time and from time to time, may issue and allot Restricted Shares to Service Providers in such amounts as the Administrator will determine. Notwithstanding anything herein to the contrary, the Administrator may place restrictions on the issuance and allotment of Restricted Shares and until the PRC Plan Registration is complete or as otherwise required in accordance with Applicable Laws.

For the year ended December 31, 2023, we did not grant any share incentive awards to our directors and executive officers under the 2023 Plan.

D.	EMPLOYEES

See “Item 4. INFORMATION ON THE COMPANY—B. Business Overview—Employees.”

E.	SHARE OWNERSHIP

The table below sets forth information, as of December 31, 2023, with respect to the beneficial ownership of our ordinary shares by: (a) each named executive officer, each of our directors, and our directors and executive officers as a group; and (b) each person or entity known by us to own beneficially more than 5% of our ordinary shares (by number and by voting power).

The calculations in the table below are based on 5,160,671 ordinary shares issued and outstanding as of December 31, 2023, as retroactively adjusted to reflect the 10-to-1 Share Consolidation effected on March 22, 2024.

	Ordinary Shares		Voting
Name and Address of Beneficial Owner(1)	Number	%	Power (%)
Executive Officers and Directors
Jie Zhao(2)	1,858,970	36.0%	36.0%
Shan Cui
Haixia Zhao
Wengang Kang
Li He
Min Shu

All Executive Officers and Directors as a group	1,858,970	36.0%	36.0%
MAJOR SHAREHOLDERS
WiMi Hologram Cloud Inc.	2,891,089	56.0%	56.0%

(1)	The business address of our directors and executive officers is Unit 507, Building C, Taoyuan Street Long Jing High and New Technology Jingu Pioneer Park Nanshan District, Shenzhen, 518052 People’s Republic of China.
(2)	The reported securities are held by WiMi, a company in which Jie Zhao controls 64.3% of the voting power through holding 100% of all WiMi’s issued and outstanding Class A ordinary shares and 23.6% of all WiMi’s issued and outstanding Class B ordinary shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

Please see “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B.	RELATED PARTY TRANSACTIONS

Transactions with Related Parties

Name of Related Parties	Relationship	Nature	December 31, 2022	December 31, 2023	December 31, 2023
			RMB	RMB	USD
WIMI	the Parent company	Due to Parent	-	17,379,014	2,453,727
Joyous JD	a non controlling shareholder of MicroAlgo	other payables.	1,067,903	1,086,012	153,333
Total			1,067,903	18,465,025	2,607,060

WIMI	the Parent company	Due from Parent	39,987,762	-	-
			39,987,762	-	-

Joyous JD is a non controlling shareholder of MicroAlgo. This amount represents advance to Venus Acquisition Corp prior to the merger. The amount was non interest bearing and due on demand.

Contractual Arrangements

Not applicable.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees — B. Compensation — Employment Agreements.”

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Our audited consolidated financial statements are set forth beginning on page F-1, which can be found after Item 19.

Legal Proceedings

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business or otherwise. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

In April 2023, Joyous JD Limited and the Company filed suit in the New York Supreme Court New York County against Yolanda Asset Management Corporation, the sponsor of Venus Acquisition Corporation. Joyous JD Limited was a backstop investor of the Company prior to the closing of the Business Combination. In the lawsuit, Joyous JD Limited and the Company has alleged the following claims:

●	Breach of certain agreements concerning Joyous JD Limited’s investment in Yolanda and Venus Acquisition Corporation, and:

●	Misuse of Form S-4 by Venus Acquisition Corporation under the direction of the Sponsor, resulting in the withdrawal of the Form S-4. The Company has initiated lawsuit seeking damages.

Due to uncertainty over the process and outcome of the lawsuit, the final ruling of the Court shall prevail.

Dividend Information

We currently have no plan to declare or pay any dividends in the near future on our ordinary shares, as we currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 3. Key Information — 3.D. Risk Factors — Risk Related to Doing Business in China — Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

B.	SIGNIFICANT CHANGES

Except as otherwise disclosed in this report, we have not experienced any significant changes since the date of the annual financial statements included herein.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

Our ordinary shares have been listed on the Nasdaq Capital Market since December 12, 2022 under the symbol “MLGO.”. In the prior three years, no significant trading suspensions had occurred.

B.	Plan of Distribution

Not applicable.

C.	Markets

See “A. Offer and Listing Details” above.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our second amended and restated memorandum and articles of association, as amended from time to time and the Companies Law of the Cayman Islands and the common law of the Cayman Islands.

The amended and restated memorandum and articles of association of the Company as adopted by a special resolution passed on 21 October 2022 with effect from 9 December 2022

A copy of the Amended Articles of Association is attached hereto as Exhibit 1.1 and are incorporated herein by reference.

C.	MATERIAL CONTRACTS

Other than transactions and contracts that are described under “Item 4. Information on the Company” and Item 7 “Major Shareholders and Related Party Transactions” or elsewhere in this annual report, we have not entered into any material contracts outside the ordinary course of our business within the two years immediately preceding the date of this annual report.

D.	EXCHANGE CONTROLS

Please see “Item 4. Information on the Company — B. Business Overview — Regulations — Regulation on Foreign Exchange” and “Item 4. Information on the Company — B. Business Overview — Regulations — Regulation on Dividend Distributions.”

E.	TAXATION

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within, the jurisdiction of the Cayman Islands. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shareswill not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, nor will gains derived from the disposal of our ordinary sharesbe subject to Cayman Islands income or corporation tax.

PRC Taxation

Income Tax and Withholding Tax

In March 2007, the National People’s Congress of China enacted the Enterprise Income Tax Law, or EIT Law, which became effective on January 1, 2008 (as amended in December 2018). The EIT Law provides that enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to EIT at the rate of 25% on their worldwide income. The Implementing Rules of the EIT Law further defines the term “de facto management body” as the management body that exercises substantial and overall management and control over the business, personnel, accounts and properties of an enterprise.

In April 2009, the SAT issued the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is deemed to be located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not offshore enterprises controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises.

According to SAT Notice 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met: (i) the places where senior management and senior management departments that are responsible for daily production, operation and management of the enterprise perform their duties are mainly located within the territory of China; (ii) financial decisions (such as money borrowing, lending, financing and financial risk management) and personnel decisions (such as appointment, dismissal and salary and wages) are decided or need to be decided by organizations or persons located within the territory of China; (iii) main property, accounting books, corporate seal, the board of directors and files of the minutes of shareholders’ meetings of the enterprise are located or preserved within the territory of China; and (iv) one half (or more) of the directors or senior management staff having the right to vote habitually reside within the territory of China.

The Administrative Measures for Enterprise Income Tax of Chinese-Controlled Overseas Incorporated Resident Enterprises (Trial Version), or Bulletin 45, further clarifies certain issues related to the determination of tax resident status. Bulletin 45 also specifies that when provided with a resident Chinese-controlled, offshore-incorporated enterprise’s copy of its recognition of residential status, a payer does not need to withhold a 10% income tax when paying certain PRC-source income, such as dividends, interest and royalties to such Chinese-controlled offshore-incorporated enterprise.

We believe that our Cayman Islands holding company, MicroAlgo is not a PRC resident enterprise for PRC tax purposes. MicroAlgo is a company incorporated outside China. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside China. As such, we do not believe that our company meets all of the conditions above or is a PRC resident enterprise for PRC tax purposes. For the same reasons, we believe our other entities outside China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with our position and there is a risk that the PRC tax authorities may deem our company as a PRC resident enterprise since a substantial majority of the members of our management team are located in China, in which case we would be subject to the EIT at the rate of 25% on worldwide income. If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for EIT purposes, a number of unfavorable PRC tax consequences could follow.

One example is a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our Ordinary Shares. It is unclear whether, if we are considered a PRC resident enterprise, holders of our Ordinary Shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

According to the Announcement of SAT on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, or Circular 7, which was promulgated by the SAT and became effective on February 3, 2015, if a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by transfer of the equity interests of an offshore holding company (other than a purchase and sale of shares issued by a PRC resident enterprise in the public securities market) without a reasonable commercial purpose, PRC tax authorities have the power to reassess the nature of the transaction and the indirect equity transfer may be treated as a direct transfer. As a result, the gain derived from such transfer, which means the equity transfer price less the cost of equity, will be subject to PRC withholding tax at a rate of up to 10%.

Under the terms of Circular 7, a transfer which meets all of the following circumstances shall be directly deemed as having no reasonable commercial purposes if:

●	over 75% of the value of the equity interests of the offshore holding company are directly or indirectly derived from PRC taxable properties;

●	at any time during the year before the indirect transfer, over 90% of the total properties of the offshore holding company are investments within PRC territories, or in the year before the indirect transfer, over 90% of the offshore holding company’s revenue is directly or indirectly derived from PRC territories;

●	the function performed and risks assumed by the offshore holding company are insufficient to substantiate its corporate existence; or

●	the foreign income tax imposed on the indirect transfer is lower than the PRC tax imposed on the direct transfer of the PRC taxable properties.

On October 17, 2017, the SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or Circular 37, which took effect on December 1, 2017. Circular 37 purports to provide further clarifications by setting forth the definitions of equity transfer income and tax basis, the foreign exchange rate to be used in the calculation of the withholding amount and the date on which the withholding obligation arises.

Specifically, Circular 37 provides that where the transfer income subject to withholding at source is derived by a non-PRC resident enterprise in instalments, the instalments may first be treated as recovery of costs of previous investments. Upon recovery of all costs, the tax amount to be withheld must then be computed and withheld.

There is uncertainty as to the application of Circular 7 and Circular 37. Circular 7 and Circular 37 may be determined by the PRC tax authorities to be applicable to transfers of our shares that involve non-resident investors, if any of such transactions were determined by the tax authorities to lack a reasonable commercial purpose.

As a result, we and our non-resident investors in such transactions may become at risk of being taxed under Circular 7 and Circular 37, and we may be required to comply with Circular 7 and Circular 37 or to establish that we should not be taxed under the general anti-avoidance rule of the EIT Law. This process may be costly and have a material adverse effect on our financial condition and results of operations.

Value-added Tax

Under the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax to Replace Business Tax, or Circular 36, which was promulgated by the Ministry of Finance and the SAT on March 23, 2016 and became effective on May 1, 2016, entities and individuals engaging in the sale of services, intangible assets or fixed assets within the territory of the PRC are required to pay value added tax, or VAT, instead of business tax.

According to the Circular 36, our PRC subsidiaries are subject to VAT, at a rate of 6% to 17% on proceeds received from customers and are entitled to a refund for VAT already paid or borne on the goods purchased by it and utilized in the production of goods or provisions of services that have generated the gross sales proceeds.

According to the Circular of the Ministry of Finance and the SAT on Adjusting Value-added Tax Rates, promulgated on April 4, 2018 and effective since May 1, 2018, where a taxpayer engages in a taxable sales activity for the value-added tax purpose or imports goods, the previous applicable 17% tax rates are lowered to 16%.

According to the Circular on Policies to Deepen Value-added Tax Reform, promulgated on March 20, 2019 and effective since April 1, 2019, where a taxpayer engages in a taxable sales activity for the value-added tax purpose or imports goods, the previous applicable 16% and 10% tax rates are lowered to 13% and 9% respectively.

Material U.S. Federal Income Tax

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Ordinary Shares by a U.S. Holder (as defined below) that acquires our Ordinary Shares in this offering and holds our Ordinary Shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, any withholding or information reporting requirements, or any state, local and non-U.S. tax considerations relating to the ownership or disposition of our Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a market-to-market method of accounting;

●	certain former U.S. citizens or long-term residents;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities (including private foundations);

●	holders who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	investors that will hold our Ordinary Shares as part of a straddle, hedging, conversion or other integrated transaction for U.S. federal income tax purposes;

●	persons holding their Ordinary Shares in connection with a trade or business outside the United States;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Ordinary Shares);

●	investors required to accelerate the recognition of any item of gross income with respect to their Ordinary Shares as a result of such income being recognized on an applicable financial statement;

●	investors that have a functional currency other than the U.S. dollar;

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding Ordinary Shares through such entities, all of whom may be subject to tax rules that differ significantly from those discussed below.

The discussion set forth below is addressed only to U.S. Holders that purchase Ordinary Shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

Passive Foreign Investment Company (“PFIC”)

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Ordinary Shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed under “Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including Nasdaq. If the Ordinary Shares are regularly traded on Nasdaq and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Ordinary Shares, including regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Ordinary Shares when inherited from a decedent that was previously a holder of our Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Ordinary Shares, or a mark-to-market election and ownership of those Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the PFIC rules discussed above, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is not income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently include the NYSE and the Nasdaq Stock Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement By Experts

Not applicable.

H.	Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed with the SEC, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. In China, the insurance coverage of each bank is RMB 500,000 (approximately USD 72,000). As of December 31, 2023, cash balance of RMB 143,522,706, (USD 20,263,841) was deposited with financial institutions located in China, of which RMB 134,695,830 (USD 19,017,582) was subject to credit risk. In the US, the insurance coverage of each bank is USD 250,000. As of December 31, 2023, cash balance of USD 110,000 (RMB 779,097) was deposited with a financial institution located in US, none of cash was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness. A majority of our expense transactions are denominated in RMB and a significant portion of our and our subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the PBOC. Remittances in currencies other than RMB by us in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

To the extent that we need to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to us.

Liquidity Risk

We are also exposed to liquidity risk which is risk that we are unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to other financial institutions and related parties to obtain short-term funding to meet the liquidity shortage.

Foreign Exchange Risk

While our reporting currency is the RMB, we have several operating entities’ functional currency is USD. As a result, we are exposed to foreign exchange risk as our results of operations may be affected by fluctuations in the exchange rate among USD and RMB. If the RMB appreciates against the USD, the value of our USD revenues, earnings and assets as expressed in our RMB financial statements will decline. We have not entered into any hedging transactions in an effort to reduce our exposure to the foreign exchange risks.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.	Material Modifications to the Instruments Defining the Rights of Security Holders

See “Item 10. Additional Information — B. Memorandum and Articles of Association” for a description of the rights of securities holders, which remain unchanged.

B.	Material Modifications to the Rights of Registered Securities by Issuing or Modifying any other Class of Securities

None.

C.	Withdrawal or Substitution of a Material Amount of the Assets Securing any Registered Securities

Not applicable.

D.	Change of Trustees or Paying Agents for any Registered Securities

Not applicable.

E.	Use of Proceeds

On December 27, 2023, our Registration Statement on Form F-3 registering an aggregate of US$100,000,000 and up to 2,300,000 Shares underlying previously issued warrants became effective.

As of December 31, 2023, we have not made any takedowns to the filed F-3.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, due to the outstanding material weaknesses described below, as of December 31, 2023, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

The Company maintains disclosure controls and procedures, as defined in Exchange Act Rule 13a-15(e), that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. The Company’s management, with the participation of its chief executive officer and chief financial officer, evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of the end of the period covered by this annual report. Based on this evaluation, its principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures were effective as of the end of the period covered by this annual report.

Management’s Annual Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, with the participation of its principal executive officer and principal financial officer, evaluated the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation under these criteria, management concluded that its internal control over financial reporting was effective as of December 31, 2023. This Annual Report on Form 20-F does not include an attestation report of internal controls from our independent registered public accounting firm due to our status as nonaccelerated filer.

Internal Control over Financial Reporting

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The specific material weaknesses identified by the Company’s management as of December 31, 2023 are described as follows:

The first material weakness is that we did not maintain an effective control environment. Specifically, we lacked sufficient resources regarding financial reporting and accounting personnel with understanding of U.S. GAAP, in particular, to address complex U.S. GAAP technical accounting issues, related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. In addition, we have identified three material weaknesses in information technology general control (“ITGC”) in the areas of: (1) data backup and disaster recovery, (2) user account management and segregation of duties, (3) risk assessment and mitigation strategy.

We have already taken some steps and have continued to implement measures to remediate the material weaknesses identified, including but not limited to, requiring our staff to participate in trainings and seminars provided by professional service firms on a regular basis to gain knowledge on regular accounting and SEC reporting updates, and) providing internal training to our accounting staff on U.S. GAAP. For IT related weakness, we will (1) enhance our data backup procedures and computer operations monitoring; (2) enhance user account management and enhance segregation of duties; (3) enhance risk assessment procedures and system controls

Attestation report of the registered public accounting firm

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act, and are eligible to take advantage of certain exemptions from various reporting and financial disclosure requirements that are applicable to other public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, related to the assessment of the effectiveness of the emerging growth company’s internal control over financial reporting.

Changes in internal control over financial reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[Reserved]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Shan Cui, an independent director and the chairman of our audit committee, qualifies as an audit committee financial expert within the meaning of SEC rules and possesses financial sophistication under the standards set forth under Rule 5605(c) of the Nasdaq Marketplace Rules. Our board of directors has also determined that Ms. Shan Cui satisfies the “independence” requirement of Rule 10A-3 under the Exchange Act of 1934, as amended, and Rule 5605(a)(2) of the Nasdaq Marketplace Rules.

ITEM 16B.	CODE OF ETHICS

We have adopted a written code of business conduct and ethics that applies to all of our employees, officers and directors, including our principal executive officer, principal financial officer and principal accounting officer. A copy of our “Code of Ethics” is included as exhibit 11.1 to this Annual Report.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered by our current principal accounting firm OneStop Assurance PAC and prior auditor Marcum LLP. We did not pay any other fees to our auditors during the periods indicated below.

	2022	2023	2023
Services	RMB	RMB	USD
Audit Fees	3,463,942	6,019,941	849,950
Audit-Related Fees	61,382	74,368	10,500

Audit fees represent the aggregate fees billed for professional services rendered by our principal accountant for the audit of our annual financial statements or review of quarterly financial information and documents filed with the SEC.

Audit-related fees represent the aggregate fees billed for each of the fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under Audit fees.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by OneStop Assurance PAC, including audit services and audit-related services as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Previous disclosed in the Company’s 8-K furnished to the SEC on March 17, 2023.

ITEM 16G.	CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on Nasdaq Stock Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. The following summarizes some significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the Nasdaq:

Pursuant to the home country rule exemptions set forth under Nasdaq Listing Rule 5615, we have elected to be exempt from the requirement under Nasdaq Listing Rule 5635 to obtain shareholder approval for the issuance of 20% or more of our outstanding ordinary shares. Nasdaq Listing Rule 5635 requires each issuer to obtain shareholder approval prior to certain dilutive events, including a transaction other than a public offering involving the sale of 20% or more of the issuer’s common shares outstanding prior to the transaction for less than the greater of book or market value of the stock. As a foreign private issuer, however, we may adopt the practices of our home country, the Cayman Island, which do not require shareholder approval for issuance of securities in connection with acquisitions.

Except for the foregoing, there are no material differences in our corporate governance practices from those of U.S. domestic companies under the listing standards of the Nasdaq.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J.	Insider Trading Policies

Not applicable.

Item 16K.	Cybersecurity

Cybersecurity Risk Management and Strategy

We recognize the importance of assessing, identifying, and managing material risks associated with cybersecurity threats, as such term is defined in Item 106(a) of Regulation S-K. These risks include, among other things: operational risks, intellectual property theft, fraud, extortion, harm to employees or customers and violation of data privacy or security laws. Identifying and assessing cybersecurity risk is integrated into our overall risk management systems and processes.

We are a holding company and our operations are conducted all in China by through our WOFE, ShenZhen Weiyixin and its subsidiaries. ShenZhen Weiyixin has implemented comprehensive internal policies and measures on protection of cyber security, data privacy and personal information to make sure its compliance with relevant PRC laws and regulations. The main internal policies and measures are as follows:

(i) for customer data processing, our subsidiaries deploys the access control mechanism on the server side, adopts the principle of minimum authorization for the staff who may contact end users’ personal data;

(ii) the operating systems and database systems of our subsidiaries have password complexity requirements;

(iii) ShenZhen Weiyixin has established an Information Security Committee and appointed Min Shu to be the head of the committee;

(iv) ShenZhen Weiyixin has formulated a cybersecurity contingency plan and will conduct training and safety drills every year in preparation for any emergency cybersecurity incidents; and

(v) our subsidiaries have established data privacy policies to ensure that its collection of data is conducted in accordance with applicable laws and regulations and that the collection is for legitimate purposes as set out in its agreements.

In compliance with PRC laws and regulations with respect to data security in all material aspects, we have implemented comprehensive internal policies and measures on protection of cyber security, data privacy and personal information as listed above.

In addition, while we take various measures to comply with all applicable data privacy and protection laws and regulations, there is no guarantee that our current security measures and those of our third-party service providers may always be adequate for the protection of our customer, employee or company data; and like all companies, we have experienced data incidents from time to time. In addition, given the size of our customer base and the types and volume of personal data on our system, we may be a particularly attractive target for computer hackers, foreign governments or cyber terrorists. Unauthorized access to our proprietary internal and customer data may be obtained through break-ins, sabotage, breach of our secure network by an unauthorized party, computer viruses, computer denial-of-service attacks, employee theft or misuse, breach of the security of the networks of our third-party service providers, or other misconduct. Because the techniques used by computer programmers who may attempt to penetrate and sabotage our proprietary internal and customer data change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques. Unauthorized access to our proprietary internal and customer data may also be obtained through inadequate use of security controls. Any of such incidents may harm our reputation and adversely affect our business and results of operations. In addition, we may be subject to negative publicity about our security and privacy policies, systems, or measurements from time to time.

Any failure to prevent or mitigate security breaches, cyber-attacks or other unauthorized access to our systems or disclosure of our customers’ data, including their personal information, could result in loss or misuse of such data, interruptions to our service system, diminished customer experience, loss of customer confidence and trust, impairment of our technology infrastructure, and harm our reputation and business, resulting in significant legal and financial exposure and potential lawsuits and could cause the value of such securities to significantly decline or be worthless. In addition, any violation of the provisions and requirements under relevant laws and regulations with respect to cyber security, data security and personal information protection may subject us to rectifications, warnings, fines, confiscation of illegal gains, suspension of the related business, revocation of licenses, cancellation of qualifications being entered into the relevant credit record or even criminal liabilities.

Cybersecurity Governance

Our board of directors currently do not oversees our cybersecurity program, and have delegated the oversight to ShenZhen Weiyixin which established its Information Security Committee headed by Min Shu to be the head of the committee. The Information Security Committee will provide the board of directors occasional updates on the effectiveness of our cybersecurity program.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.	EXHIBITS

Index to Exhibits

		Incorporated by Reference
Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed/ Furnished
1.1	MicroAlgo Inc. Amended and Restated Articles of Incorporation	8-K	001-40024	3.1	December 16, 2022
2.1	Business combination and Merger Agreement dated as of June 10, 2021 by and among VIYI Algorithm Inc., Venus Acquisition Corporation and Venus Merger Sub Corporation and WiMi Hologram Cloud Inc. previously filed as an exhibit to Registrant’s Current Report on Form 8-K as filed with the SEC on October 4, 2022.	8-K	001-40024	2.1	December 16, 2022
2.2	First Amendment to the Business Combination and Merger Agreement dated as of January 24, 2022	8-K	001-40024	2.2	December 16, 2022
2.3	Second Amendment to the Business Combination and Merger Agreement dated as of August 2, 2022	8-K	001-40024	2.3	December 16, 2022
2.4	Third Amendment to the Business Combination and Merger Agreement dated as of August 3, 2022	8-K	001-40024	2.4	December 16, 2022
2.5	Fourth Amendment to the Business Combination and Merger Agreement dated as of August 10, 2022	8-K	001-40024	2.5	December 16, 2022
4.1	Specimen Ordinary Share Certificate	8-K	001-40024	4.1	December 16, 2022
4.2	DESCRIPTION OF SECURITIES					*
4.3	2023 Equity Incentive Plan	S-8	333-274570	10.1	September 19, 2023
4.4	The results of 2024 Extraordinary Meeting of the Shareholders about the Company’s reverse stock split	6-K	001-40024	99.1	March 20, 2024
8.1	List of Subsidiaries					*
10.1	Form of Registration Rights Agreement	8-K	001-40024	10.4	December 16, 2022
11.1	Form of Code of Ethics	S-1/A	333-251507	14	February 3, 2021
12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					*
12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					*
13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					**
13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					**
15.1	Consent of ONESTOP ASSURANCE PAC, an independent Registered Public Accounting Firm					*
101.INS	XBRL Instance Document.					*
101.SCH	XBRL Taxonomy Extension Schema Document.					*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.					*
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.					*
101.LAB	XBRL Taxonomy Extension Labels Linkbase Document.					*
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.					*
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).					*

*	Filed with this Annual Report on Form 20-F.

**	Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MicroAlgo Inc.

By:	/s/ Min Shu
	Name:	Min Shu
	Title:	Chief Executive Officer

Date: April 11, 2024

MICROALGO INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of MicroAlgo Inc. and subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of MicroAlgo Inc. and its subsidiaries (collectively, the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial positions of the Company as of December 31, 2023 and 2022, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ ONESTOP ASSURANCE PAC

ONESTOP ASSURANCE PAC (id# 6732)

We have served as the Company’s auditor since 2023.

Singapore

Date: April 11, 2024

MICROALGO INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	USD
ASSETS

CURRENT ASSETS
Cash and cash equivalents	297,710,673	317,212,066	44,786,884
Short term investments	-	18,411,162	2,599,455
Accounts receivable, net	18,125,011	23,011,758	3,249,009
Inventories	909,047	-	-
Prepaid services fees	25,929,098	48,495,817	6,847,080
Other receivables and prepaid expenses	1,858,511	1,156,281	163,257
Due from Parent	39,987,762	-	-
Total current assets	384,520,102	408,287,084	57,645,685

NON-CURRENT ASSETS
Property and equipment, net	1,012,107	749,952	105,885
Cost method investments	1,200,000	97,062	13,704
Prepaid expenses and deposits	1,281,860	25,600	3,614
Deferred tax assets	-	987,848	139,473
Intangible assets, net	6,716,250	-	-
Operating lease right-of-use assets	1,050,922	372,713	52,623
Goodwill	106,274,006	-	-
Total non-current assets	117,535,145	2,233,175	315,299
Total assets	502,055,247	410,520,259	57,960,984

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	14,221,369	20,932,927	2,955,501
Deferred revenues	11,205,880	10,372,767	1,464,522
Other payables and accrued liabilities	5,523,915	21,242,685	2,999,235
Other payables – related party	1,067,903	18,465,025	2,607,060
Banking facility	-	13,500,000	1,906,053
Operating lease liabilities	1,049,326	279,510	39,464
Taxes payable	385,591	522,843	73,820
Total current liabilities	33,453,984	85,315,757	12,045,655

OTHER LIABILITIES
Operating lease liabilities – noncurrent	214,189	-	-
Deferred tax liabilities, net	1,679,062	-	-
Total other liabilities	1,893,251	-	-
Total liabilities	35,347,235	85,315,757	12,045,655

MICROALGO INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS — (Continued)

	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	USD
COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Preferred shares, USD 0.001 par value; 1,000,000 shares authorized; no share issued
Ordinary shares[1] (USD 0.01 par value, 200,000,000 shares authorized, 4,385,671 and 5,160,671 shares issued and outstanding as of December 31, 2022 and December 31, 2023, respectively)	312,543	365,515	51,607
Additional paid-in capital	320,210,652	439,776,100	62,091,589
Retained earnings	129,602,088	(77,156,553)	(10,893,664)
Statutory reserves	11,964,279	13,134,098	1,854,391
Accumulated other comprehensive income (loss)	2,834,688	(54,712,520)	(7,724,811)
Total shareholders’ equity	464,924,250	321,406,640	45,379,112

NONCONTROLLING INTERESTS	1,783,762	3,797,862	536,217

Total equity	466,708,012	325,204,502	45,915,329

Total liabilities and shareholders’ equity	502,055,247	410,520,259	57,960,984

[1]	All period results have been adjusted for the share consolidation effective March 22, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

MICROALGO INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Years Ending December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
OPERATING REVENUES
Services	310,186,386	447,812,310	569,906,586	80,464,595
Products	219,064,278	138,247,782	10,109,828	1,427,397
Total operating revenues	529,250,664	586,060,092	580,016,414	81,891,992

COST OF REVENUES	(315,597,133)	(458,587,778)	(406,026,720)	(57,326,545)

GROSS PROFIT	213,653,531	127,472,314	173,989,694	24,565,447

OPERATING EXPENSES
Selling expenses	(5,419,964)	(3,769,663)	(2,760,388)	(389,737)
General and administrative expenses	(34,049,653)	(34,516,321)	(24,916,851)	(3,517,987)
Research and development expenses	(107,035,272)	(93,684,006)	(161,191,572)	(22,758,492)
Stock compensation expenses	-	-	(117,415,639)	(16,577,808)
Impairment loss for goodwill	(18,457,742)	(35,493,300)	(106,274,006)	(15,004,731)
Impairment loss for long-lived assets	-	(13,713,233)	(6,602,198)	(932,158)
Change in fair value of business acquisition payable	3,239,892	-	-	-
Change in fair value of warrant liability	-	832,355	-	-
Total operating expenses	(161,722,739)	(180,344,168)	(419,160,654)	(59,180,913)

INCOME (LOSS) FROM OPERATIONS	51,930,792	(52,871,854)	(245,170,960)	(34,615,466)

OTHER INCOME (EXPENSE)
Investment income (loss)	1,258,006	(1,064,204)	(27,925,753)	(3,942,812)
Interest income	1,885,104	1,789,539	3,883,115	548,253
Finance expenses, net	(1,790,309)	(443,802)	(613,232)	(86,582)
Other income, net	2,001,407	2,246,901	1,127,156	159,142
Total other income (expense), net	3,354,208	2,528,434	(23,528,714)	(3,321,999)

INCOME (LOSS) BEFORE INCOME TAXES	55,285,000	(50,343,420)	(268,699,674)	(37,937,465)

BENEFIT OF (PROVISION FOR) INCOME TAXES
Current	(2,351,565)	(102,338)	(166,476)	(23,505)
Deferred	1,804,356	3,901,192	2,666,910	376,539
Total (provision for) benefit of income tax	(547,209)	3,798,854	2,500,434	353,034

NET INCOME (LOSS)	54,737,791	(46,544,566)	(266,199,240)	(37,584,431)

Less: Net income (loss) attributable to non-controlling interests	(538,060)	292,942	2,014,100	284,369

NET INCOME (LOSS) ATTRIBUTABLE TO MICRO ALGO INC.	55,275,851	(46,837,508)	(268,213,340)	(37,868,800)

NET INCOME (LOSS)	54,737,791	(46,544,566)	(266,199,240)	(37,584,431)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	(455,030)	(30,643,029)	(57,547,208)	(8,125,038)

COMPREHENSIVE INCOME (LOSS)	54,282,761	(77,187,595)	(323,746,448)	(45,709,469)

Less: Comprehensive income (loss) attributable to non-controlling interests	(538,060)	35,453	2,014,100	284,369

COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO MICRO ALGO INC.	54,820,821	(77,223,048)	(325,760,548)	(45,993,838)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted	3,960,396	3,986,029	4,561,903	4,561,903

LOSS PER SHARE[1]
Basic and diluted	13.96	(11.75)	(58.79)	(8.30)

[1]	All period results have been adjusted for the share consolidation effective March 22, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

MICROALGO INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

						Accumulated
	Ordinary shares		Additional	Retained earnings		other
	Shares[1]	Amount	paid-in capital	Statutory reserves	Unrestricted	comprehensive income (loss)	Noncontrolling interests	Total RMB	Total USD
BALANCE, December 31, 2021	3,960,396	269,418	186,384,247	9,420,703	178,983,172	(2,585,684)	1,550,349	374,022,205	52,807,856
Shares issued in connection with reverse recapitalization	425,275	43,125	133,826,405	-	-	-	-	133,869,530	18,900,918
Net loss	-	-	-	-	(46,837,508)	-	233,413	(46,604,095)	(6,579,990)
Statutory reserves	-	-	-	2,543,576	(2,543,576)	-	-	-	-
Foreign currency translation	-	-	-	-	-	5,420,372	-	5,420,372	765,297
BALANCE, December 31, 2022	4,385,671	312,543	320,210,652	11,964,279	129,602,088	2,834,688	1,783,762	466,708,012	65,894,081
Shares issued	775,000	52,972	119,565,448	-	-	-	-	119,618,420	16,888,816
Net loss	-	-	-	-	(205,588,822)	-	2,014,100	(203,574,722)	(28,742,531)
Statutory reserves	-	-	-	1,169,819	(1,169,819)	-	-	-	-
Foreign currency translation	-	-	-	-	-	(57,547,208)	-	(57,547,208)	(8,125,037)
BALANCE, December 31, 2023	5,160,671	365,515	439,776,100	13,134,098	(77,156,553)	(54,712,520)	3,797,862	325,204,502	45,915,329

1	All period results have been adjusted for the share consolidation effective March 22, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

MICROALGO INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income (loss)	54,737,791	(46,544,565)	(266,199,240)	(37,584,430)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	9,599,219	9,246,249	1,041,272	147,016
Provision for doubtful accounts, net	1,440,000	6,034,215	(1,307,865)	(184,656)
Stock compensation expenses	-	-	119,618,420	16,888,816
Deferred tax benefit	(1,804,356)	(3,901,192)	(2,666,911)	(376,539)
Gain (loss) from short term investments	-	1,064,204	(124,104)	(17,522)
Loss from disposal of property and equipment	208	-	-	-
Loss (gain) from disposal of subsidiaries	-	(65,587)	-	-
Amortization of operating lease right-of-use assets	803,200	978,197	802,313	113,278
Amortization of debt discount	1,396,730	-	-	-
Impairment loss for goodwill	18,457,742	35,493,300	106,274,006	15,004,731
Impairment loss for long-lived assets	-	13,713,233	6,602,198	932,158
Change in fair value of warrant liabilities	-	(832,355)	-	-
Change in fair value of business acquisition payable	(3,239,892)	-	-	-
Change in operating assets and liabilities:
Accounts receivables	32,527,599	(6,448,443)	(350,576)	(49,498)
Inventories	(4,139,852)	4,649,193	909,047	128,348
Prepaid services fees	(15,546,090)	1,715,886	(22,566,719)	(3,186,175)
Other receivables and prepaid expenses	(1,528,701)	959,320	-	-
Prepaid expenses and deposits	68,145	125,755	-	-
Accounts payable	2,456,717	948,491	6,711,558	947,599
Deferred revenues	6,762,751	(2,312,407)	(833,113)	(117,626)
Other payables and accrued liabilities	1,817,942	(367,174)	7,524,461	1,062,372
Operating lease liabilities	(802,884)	(922,322)	(984,005)	(138,931)
Taxes payable	(4,476,089)	(382,068)	137,252	19,378
Net cash provided by (used in) operating activities	98,530,180	13,151,930	(45,412,006)	(6,411,681)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of cost method investment	(600,000)	(600,000)	-	-
Sale of long term investments	-	-	1,256,260	177,370
Purchases of property and equipment	(232,314)	(1,082,389)	437,873	61,823
Purchases of short term investments	(103,299,083)	(109,791,056)	(18,411,162)	(2,599,455)
Redemption of short term investments	103,299,083	108,726,852	-	-
Payment for Shanghai Guoyu acquisition	(20,000,000)	-	-	-
Cash received from acquisitions	161,638	2,033	-	-
(Loan to) collection from third party	(21,160,000)	21,335,190	-	-
Net cash provided by (used in) investing activities	(41,830,676)	18,590,629	(16,717,029)	(2,360,262)

MICROALGO INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	For the Year Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
CASH FLOWS FROM FINANCING ACTIVITIES:
Loan to Parent	-	(38,618,394)	-	-
Repayment to Parent	(28,935,483)	(201,054,030)	-	-
Proceeds from Parent	20,598,434	84,405,291	37,461,686	5,289,182
Proceeds from banking facility	7,628,692	-	13,500,000	1,906,053
Payments to banking facility	(20,531,692)	-	-	-
Proceeds from related party loans	5,616,145	-	25,591,431	3,613,231
Repayments to related party loans	(5,616,145)	-	-	-
Capital contribution from noncontrolling interests	330	-	-	-
Cash received from recapitalization of MicroAlgo	-	138,970,347	-	-
Deferred merger costs	(3,839,564)	-	-	-
Net cash provided by (used in) financing activities	(25,079,283)	(16,296,787)	76,553,117	10,808,466

EFFECT OF EXCHANGE RATE ON CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(1,394,150)	9,896,303	5,077,311	716,861

CHANGE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	30,226,071	25,342,076	19,501,393	2,753,384

CASH, CASH EQUIVALENTS AND RESTRICTED CASH, at beginning of year	242,142,526	272,368,597	297,710,673	42,033,500

CASH, CASH EQUIVALENTS AND RESTRICTED CASH, at end of year	272,368,597	297,710,673	317,212,066	44,786,884

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	4,357,844	1,250,425	235,198	33,207
Cash paid for interest	113,131	20,124	124,995	17,648

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Deferred offering cost to offset proceed from recapitailzation	-	3,689,844	-	-
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	621,909	742,238	586,741	82,841

The accompanying notes are an integral part of these consolidated financial statements.

MICROALGO INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization

MicroAlgo Inc. (“MicroAlgo” or the “Company”) (f/k/a Venus Acquisition Corporation (“Venus”)), a Cayman Islands exempted company, entered into the Merger Agreement dated June 10, 2021 (as amended on January 24, 2022, August 2, 2022, August 3, 2022 and August 10, 2022, the “Merger Agreement”), by and among WiMi Hologram Cloud Inc. (“WiMi” or the “Majority Shareholder”), Venus, Venus Merger Sub Corporation (“Venus Merger Sub”), a Cayman Islands exempted company incorporated for the purpose of effectuating the Business Combination, and VIYI Algorithm Inc. (“VIYI”), a Cayman Islands exempted company.

On December 9, 2022, in accordance with the Merger Agreement, the closing of the business combination (the “Closing”) occurred, pursuant to which Venus issued 3,960,396 ordinary shares1 to VIYI shareholders. As a result of the consummation of the business combination, VIYI is now a wholly-owned subsidiary of the Company, which has changed its name to MicroAlgo Inc.

The business combination was accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, Venus will be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on the holders of VIYI expecting to have a majority of the voting power of the post-combination company, VIYI senior management comprising substantially all of the senior management of the post-combination company, the relative size of VIYI compared to Venus, and VIYI operations comprising the ongoing operations of the post-combination company. Accordingly, for accounting purposes, the business combination will be treated as the equivalent of VIYI issuing shares for the net assets of Venus, accompanied by a recapitalization. The net assets of Venus will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the business combination will be those of VIYI. (See Note 3 for details)

VIYI Algorithm Inc. (“VIYI”), is a company incorporated on September 24, 2020 under the laws of the Cayman Islands. WiMi Hologram Cloud Inc. (“WiMi Inc.” or the “Parent”) is VIYI’s parent company. VIYI, its consolidated subsidiaries, its former variable interest entity (“VIE”) and VIE’s subsidiaries is primarily engaged in providing central processing algorithm services.

On March 8, 2011, Shenzhen Yitian Internet Technology Co., Ltd. (“historical VIE”) was established under the laws of the People’s Republic of China. Shenzhen Yitian is one of our operating entities.

On January 14, 2019, Shenzhen Yitian established a fully owned subsidiary Shenzhen Yiyou Online Technology Co., Ltd. (“YY Online”), YY Online is one of our operating entities.

On October 28, 2020, Shenzhen Yitian established a fully owned subsidiary Weidong Technology Co., Ltd.(“Weidong”) in Hainan, Weidong is one of our operating entities.

On October 9, 2020, VIYI set up a wholly owned holding company in Hong Kong, VIYI Technology Ltd. (“VIYI Ltd”), which holds all of the outstanding equity of Shenzhen Weiyixin Technology Co., Ltd. (“Shenzhen Weiyixin”or “WOFE”) which established on November 18, 2020 under the laws of the PRC.

On November 30, 2020, Shenzhen Weiyixin established Shanghai Weimu Technology Co., Ltd., (“Shanghai Weimu”) in the PRC, and Shenzhen Weiyixin holds 58% outstanding equity of Shanghai Weimu.

On April 15, 2021, VIYI Ltd formed a 55% owned subsidiary Viwo Technology Limited (“Viwo Technology”), a Hong Kong limited company.

On July 1, 2021, Weidong acquired 99% interest of Shanghai Guoyu Information Technologies Co., Ltd (“Shanghai Guoyu”). The remaining 1% of Shanghai Guoyu is acquired by YY Online.

[1]	Number of shares has been retrospectively adjusted for the share consolidation effective March 22, 2024. See Note 20 - Subsequent Event.

On July 14, 2021, Weidong transferred its 100% equity interest of Korgas Weidong to Shanghai Guoyu.

On July 19, 2021, Viwo Technology established a fully owned subsidiary Shenzhen Viwotong Technology Co., Ltd. (“Viwotong Tech”) in Shenzhen to support its operations.

In November 2021, Viwotong Tech acquired 100% equity interests of Guangzhou Tapuyu Internet Technology Co., Ltd. (“Tapuyu”).

In December 2022, Viwotong Tech acquired 100% equity of Beijing Younike Information Technology Co., Ltd. (“Younike”).

On March 27, 2023, Weidong established a fully owned subsidiary Shenzhen Weidong Technology Co., Ltd. (“SZ Weidong”) in Shenzhen.

On May 17, 2023, YY Online transferred 1% equity of Shanghai Guoyu to SZ Weidong.

On June 5, 2023 VIYI Technology Ltd established a fully owned subsidiary CDDI Capital Ltd (“CDDI”) in British Virgin Islands.

On June 27, 2023, CDDI formed a 55% owned subsidiary VIWO Technology Inc.(“VIWO Cayman”) in Cayman.

On July 31, 2023, VIYI Technology Ltd transferred its equity of Viwo Technology Limited to VIWO Cayman. VIWO Cayman holds 100% equity in Viwo Technology.

On December 20, 2023, VIWO Cayman established a fully owned subsidiary VIWO Technology (HK) Co., Limited (“VIWO HK”) in Hong Kong.

On January 23, 2024, VIWO Technology (HK) Co., Limited established a wholly-owned subsidiary, Beijing Viwotong Technology Co., Ltd.(“Beijing Viwotong”).

In February 2024, Shenzhen Viwotong transferred 100% equity of Tapuyu and Younike to Beijing Viwotong.

(1)	Reorganization of Shenzhen Yitian:

Shenzhen Yitian Internet Technology Co., Ltd. (“Shenzhen Yitian”) was established on March 8, 2011 and was acquired by the Parent’s VIE, WiMi Cloud Software Co., Ltd. (“Beijing WiMi”) in 2015. Shenzhen Yitian and subsidiaries are in the PRC and mainly engaged in provide algorithm services in advertising and gaming industry.

On December 24, 2020, Beijing WiMi transferred 99.0% and 1.0% equity interests in Shenzhen Yitian to Ms. Yao Zhaohua and Ms. Sun Yadong for consideration of RMB 1 and RMB 1, respectively, pursuant to share transfer agreements. Ms. Yao Zhaohua and Ms. Sun Yadong and the original shareholders of Shenzhen Yitian entered into contractual agreements with Shenzhen Weiyixin on December 24, 2020, which granted Shenzhen Weiyixin effective control of Shenzhen Yitian from December 24, 2020 and enable Shenzhen Weiyixin to receive all the expected residual returns of Shenzhen Yitian and its subsidiaries. The reorganization was completed on December 24, 2020. Shenzhen Weiyixin becomes the primary beneficiary of Shenzhen Yitian and its subsidiaries.

On January 11, 2021, Shenzhen Yitian transferred its 100% equity interest of Weidong and subsidiaries to Shenzhen Weiyixin; its 100% equity interest YY Online to Weidong and its 100% equity interest in Korgas 233 and Wuhan 233 to YY Online. As a result, Wuhan 233 and Korgas 233 became wholly owned subsidiaries of YY Online and YY Online became wholly owned subsidiary of Weidong and Weidong became wholly owned subsidiary of Shenzhen Weiyixin.

All of these entities are under common control of shareholders of VIYI, which results in the consolidation of Shenzhen Yitian and its subsidiaries which have been accounted for as a reorganization of entities under common control at carrying value. The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of the Company.

(2)	Termination of the VIE Arrangements:

Due to the business strategy adjustment, Shenzhen Yitian and its subsidiaries no longer operate the business involving foreign investment restrictions since March 1, 2022, therefore VIYI is able to have direct equity interest in Shenzhen Yitian and its subsidiaries. On April 1, 2022, VIYI terminated the agreements under the VIE structure with Shenzhen Yitian. Shenzhen Yitian’s original shareholders transferred their respective ownership to VIYI WFOE and VIYI WFOE obtained 100% equity control of Shenzhen Yitian and its subsidiaries on April 1, 2022. The reorganization has no effect on the consolidated financial statements as Shenzhen Yitian has been under common control of VIYI Cayman that there is no change of reporting entities.

The accompanying consolidated financial statements reflect the activities of MicroAlgo and each of the following entities as of December 31, 2023:

Name	Background		Ownership
VIYI Technology Inc. (“VIYI”)	●	A Cayman Islands company Incorporated on September 24, 2020	100% owned by MicroAlgo

VIYI Technology Ltd. (“VIYI Ltd”)	●	A Hong Kong company	100% owned by VIYI
	●	Incorporated on October 9, 2020
	●	A holding company

Shenzhen Weiyixin Technology Co., Ltd. (“Shenzhen Weiyixin”or “VIYI WFOE”)	●	A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”)	100% owned by VIYI Ltd
	●	Incorporated on November 18, 2020
	●	A holding company

Shenzhen Yitian Internet Technology Co., Ltd. (“Shenzhen Yitian”)	●	A PRC limited liability company	100% owned by Beijing WiMi before December 24, 2020 VIE of Shenzhen Weiyixin starting on December 24, 2020. 100% owned by Shenzhen Weiyixin starting April 1, 2022
	●	Incorporated on March 08, 2011
	●	Primarily engages central processing algorithm in mobile games industry

Korgas 233 Technology Co., Ltd. (“Korgas 233”)	●	A PRC limited liability company	100% owned by Shenzhen Yitian before January 11, 2021; 100% owned by YY Online after January 11, 2021; dissolved in October 2023
	●	Incorporated on September 15, 2017
	●	Primarily engages in central processing algorithm in mobile games industry

Name	Background		Ownership
Shenzhen Qianhai Wangxin Technology Co., Ltd. (“Shenzhen Qianhai”)	●	A PRC limited liability company Incorporated on October 16, 2015 Primarily engages in central processing algorithm in advertising industry	100% owned by Shenzhen Yitian

Shenzhen Yiyou Online Technology Co., Ltd. (“YY Online”)	●	A PRC limited liability company Incorporated on January 14, 2019 Primarily engages in central processing algorithm in advertising industry	100% owned by Shenzhen Yitian before January 11, 2021; 100% owned by Weidong after January 11, 2021
	●	Incorporated on May 15, 2020
	●	Primarily engages in central processing algorithm in mobile games industry

Weidong Technology Co., Ltd. (“Weidong”)	●	A PRC limited liability company	100% owned by Shenzhen Yitian before January 11, 2021; 100% owned by Shenzhen Weiyixin after January 11, 2021
	●	Incorporated on October 28, 2020
	●	Primarily engages in central processing algorithm in advertising industry

Korgas Weidong Technology Co., Ltd. (“Korgas Weidong”)	●	A PRC limited liability company	100% owned by Weidong before July 14, 2021; 100% owned by Shanghai Guoyu after July 14, 2021
	●	Incorporated on October 30, 2020
	●	Primarily engages in central processing algorithm in advertising industry

Fe-da Electronics Company Private Limited (“Fe-da Electronics”)	●	A Singapore company	Disposed in April 2023
	●	Incorporated on January 9, 2009
	●	Primarily engages in resale of intelligent chips and customization of central processing units

Excel Crest Limited (“Excel Crest”)	●	A Hong Kong company	Disposed in April 2023
	●	Incorporated on September 10, 2020
	●	Support the daily operations of Fe-da Electronics in Hong Kong

Shanghai Weimu Technology Co., Ltd. (“Shanghai Weimu”)	●	A PRC limited liability company	58% owned by Shenzhen Weiyixin
	●	Incorporated on November 30, 2020
	●	Engages in providing software support services

Name	Background		Ownership
Wisdom Lab Inc. (“Wisdom Lab”)	●	A Cayman Islands company	Disposed in April 2023
	●	Incorporated on May 6, 2021
	●	Engages in software solution for intelligent chips

CDDI Capital Ltd (”CDDI”)	●	A British Virgin Islands company	100% owned by VIYI Ltd
	●	Incorporated on June 5, 2023
	●	A holding company

VIWO Technology Inc. (“VIWO Cayman”)	●	A Cayman Islands company	55% owned by CDDI
	●	Incorporated on June 27, 2023
	●	A holding company

Viwo Technology Limited. (“Viwo Tech”)	●	A Hong Kong company	100% owned by VIWO Cayman
	●	Incorporated on April 15, 2021
	●	Engages in intelligent chips design

VIWO Technology (HK) Co., Limited (“VIWO HK”)	●	A Hong Kong company	100% owned by VIWO Cayman
	●	Incorporated on December 20, 2023
	●	A holding company

Shenzhen Viwotong Technology Co., Ltd. (“Viwotong Tech”)	●	A PRC limited liability company	100% owned by Viwo Tech
	●	Incorporated on July 19, 2021

Shanghai Guoyu Information Technology Co., Ltd. (“Shanghai Guoyu”)	●	A PRC limited liability company	99% owned by Weidong, 1% owned by SZ Weidong
	●	Incorporated on March 18, 2019
	●	Engages in R&D and application of intelligent visual algorithm technology

Kashi Guoyu Information Technology Co., Ltd. (“Kashi Guoyu”)	●	A PRC limited liability company	100% owned by Shanghai Guoyu; dissolved in August 2023
	●	Incorporated on July 23, 2021
	●	Engages in R&D and application of intelligent visual algorithm technology

Guangzhou Tapuyu Internet Technology Co., Ltd. (“Tapuyu”)	●	A PRC limited liability company	100% owned by Viwotong Tech
	●	Incorporated on June 22, 2021
	●	Engages in central processing algorithm in advertising industry

Beijing Younike Information Technology Co., Ltd. (“Younike”)	●	A PRC limited liability company	100% owned by Viwotong Tech
	●	Incorporated on July 22, 2022
	●	Engages in central processing algorithm in advertising industry

Shenzhen Weidong Technology Co., Ltd. (“SZ Weidong”)	●	A PRC limited liability company	100% owned by Weidong
	●	Incorporated on March 27, 2023
	●	Primarily engages in central processing algorithm in advertising industry

Contractual Arrangements (Terminated April 1, 2022)

Due to legal restrictions on foreign ownership and investment in, among other areas, value-added telecommunications services, which include the operations of internet content providers, prior to April 1, 2022, the Company operates its internet and other businesses in which foreign investment is restricted or prohibited in the PRC through certain PRC domestic companies. As such, Shenzhen Yitian (from December 24, 2020) is controlled through contractual agreements in lieu of direct equity ownership by the Company or any of its subsidiaries.

Shenzhen Yitian and its subsidiary used to provide Internet information consulting services which required the possession of the Internet Content Provision (“ICP”) licenses and were subject to foreign investment restrictions under relevant PRC laws and regulations. Due to subsequent business strategy adjustment, Shenzhen Yitian and its subsidiary have terminated such Internet information consulting services since March 1, 2022. As a result of the termination of such services, Shenzhen Yitian and its subsidiary were later notified by relevant PRC government authority that the ICP licenses were no longer required and their business was no longer subject to foreign investment restrictions, therefore VIYI can own direct equity interest in Shenzhen Yitian and its subsidiaries. VIYI terminated the agreements under the VIE structure with Shenzhen Yitian, and VIYI’s WFOE achieved 100% equity control of Shenzhen Yitian and its subsidiaries on April 1, 2022. VIYI now controls and receives the economic benefits of Shenzhen Yitian and its subsidiaries’ business operation through equity ownership.

Shenzhen Yitian

The contractual arrangements consist of a series of four agreements, shareholders power of attorney and irrevocable commitment letters (collectively the “Contractual Arrangements”, which were signed on December 24, 2020). The significant terms of the Contractual Agreements are as follows:

Exclusive Business Cooperation Agreement

Under the exclusive business cooperation agreement between Shenzhen Weiyixin and Shenzhen Yitian dated December 24, 2020, Shenzhen Weiyixin has the exclusive right to provide to Shenzhen Yitian consulting and services related to, among other things, use of software, operation maintenance, product development, and management and marketing consulting. Shenzhen Weiyixin has the exclusive ownership of intellectual property rights created as a result of the performance of this agreement. Shenzhen Yitian agrees to pay Shenzhen Weiyixin service fee at an amount equal to the consolidated net income after offsetting previous year’s loss (if any). This agreement remained effective until April 1, 2022 when the agreement was terminated by Shenzhen Weiyixin.

Exclusive Share Purchase Option Agreement

Pursuant to the exclusive share purchase option agreement dated December 24, 2020, by and among Shenzhen Weiyixin, Shenzhen Yitian and each of the shareholders of Shenzhen Yitian, each of the shareholders of Shenzhen Yitian irrevocably granted Shenzhen Weiyixin an exclusive call option to purchase, or have its designated person(s) to purchase, at its discretion, all or part of their equity interests in Shenzhen Yitian, and the purchase price shall be the lowest price permitted by applicable PRC law. Each of the shareholders of Shenzhen Yitian undertakes that, without the prior written consent of Shenzhen Weiyixin or us, they may not increase or decrease the registered capital, amend its articles of association or change registered capital structure. This agreement will remain effective unless terminated in the event that the entire equity interests held by registered shareholders in Shenzhen Yitian have been transferred to Shenzhen Weiyixin or until the date when it is terminated by Shenzhen Weiyixin. Any transfer of shares pursuant to this agreement would be subject to PRC regulations and to any changes required thereunder.

Equity Interest Pledge Agreement

Pursuant to the equity interest pledge agreement dated December 24, 2020, by and among Shenzhen Weiyixin, Shenzhen Yitian and the shareholders of Shenzhen Yitian, the shareholders of Shenzhen Yitian pledged all of their equity interests in Shenzhen Yitian to Shenzhen Weiyixin to guarantee their and Shenzhen Yitian’s obligations under the contractual arrangements including the exclusive consulting and services agreement, the exclusive option agreement, the power of attorney and this equity interest pledge agreement, as well as any loss incurred due to events of default defined therein and all expenses incurred by Shenzhen Weiyixin in enforcing such obligations of Shenzhen Yitian or its shareholders. The shareholders of Shenzhen Yitian agree that, without Shenzhen Weiyixin’s prior written approval, during the term of the equity interest pledge agreement, they will not dispose of the pledged equity interests or create or allow any other encumbrance on the pledged equity interests. The pledge under the equity interest pledge agreement shall take effect upon the completion of registration with the relevant administration for industry and commerce, which was completed as of January 29, 2021, and shall remain valid until the earlier of (1) the completion of all contractual obligations and the repayment of all secured debts, or (2) the time when the pledgee and/or the appointed person(s) have decided, subject to the PRC laws, to purchase the entire equity interests of the pledger in Shenzhen Yitian, and such equity interests of Shenzhen Yitian have been transferred to the pledgee and/or the appointed person(s) in accordance with the law such that the pledgee and/or the appointed person(s) may lawfully engage in the business of Shenzhen Yitian.

Loan Agreement

Pursuant to the loan agreement dated December 24, 2020, Shenzhen Weiyixin agreed to provide loans to the registered shareholders of Shenzhen Yitian, to be used exclusively as investment in Shenzhen Yitian. The loan must not be used for any other purposes without the relevant lender’s prior written consent. The term of the loan agreement commences from the date of the agreement and ends on the date the lender exercises its exclusive option under the relevant exclusive share purchase option agreement, or when certain defined termination events occur, such as if the lender sends a written notice demanding repayment to the borrower, or upon the default of the borrower, whichever is earlier. After the lender exercises its exclusive option, the borrower may repay the loan by transferring all of its equity interest in the relevant Onshore Holdco to the lender, or a person or entity nominated by the lender, and use the proceeds of such transfer as repayment of the loan. If the proceeds of such transfer are equal to or less than the principal of the loan under the loan agreement, the loan is considered interest-free. If the proceeds of such transfer is higher than the principal of the loan under the loan agreement, any surplus is considered interest for the loan.

Power of Attorney

Pursuant to the power of attorney dated December 24, 2020, by Shenzhen Weiyixin and each shareholder of Shenzhen Yitian, respectively, each shareholder of Shenzhen Yitian irrevocably authorized Shenzhen Weiyixin or any person(s) designated by Shenzhen Weiyixin to exercise such shareholder’s voting rights in Shenzhen Yitian, including, without limitation, the power to participate in and vote at shareholder’s meetings, the power to nominate directors and appoint senior management, the power to sell or transfer such shareholder’s equity interest in Shenzhen Yitian, and other shareholders’ voting rights permitted by PRC law and the Articles of Association of Shenzhen Yitian. The power of attorney remains irrevocable and continuously valid from the date of execution so long as each shareholder remains as a shareholder of Shenzhen Yitian.

Spousal Consent Letters

Pursuant to these letters, the spouses of the applicable shareholders of Shenzhen Yitian unconditionally and irrevocably agreed that the equity interest in Shenzhen Yitian held by them and registered in their names will be disposed of pursuant to the equity interest pledge agreement, the exclusive option agreement, and the power of attorney. Each of their spouses agreed not to assert any rights over the equity interest in Shenzhen Yitian held by their respective spouses. In addition, in the event that any spouse obtains any equity interest in Shenzhen Yitian held by his or her spouse for any reason, he or she agreed to be bound by the contractual arrangements.

Based on the foregoing contractual arrangements, which grant Shenzhen Weiyixin effective control of Shenzhen Yitian and enable Shenzhen Weiyixin to receive all of their expected residual returns, the Company accounts for Shenzhen Yitian as a VIE on December 24, 2020. The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of the Company.

Due to the business strategy adjustment, Shenzhen Yitian and its subsidiaries no longer operate the business involving foreign investment restrictions since March 1, 2022, therefore VIYI is able to have direct equity interest in Shenzhen Yitian and its subsidiaries. On April 1, 2022, VIYI terminated the agreements under the VIE structure with Shenzhen Yitian. Shenzhen Yitian’s original shareholders transferred their respective ownership to VIYI WFOE and VIYI WFOE obtained 100% equity control of Shenzhen Yitian and its subsidiaries on April 1, 2022.

Note 2 — Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”), regarding financial reporting, and include all normal and recurring adjustments that management of the Company considers necessary for a fair presentation of its financial position and operation results.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries, which include the wholly-foreign owned enterprise (“WFOE”) and variable interest entity (“VIE”) and VIE’s subsidiaries over which the Company exercises control and, when applicable, entities for which the Company has a controlling financial interest or is the primary beneficiary. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include the useful lives of property and equipment and intangible assets, impairment of long-lived assets and goodwill, allowance for doubtful accounts, provision for contingent liabilities, revenue recognition, right-of-use assets and lease liabilities, deferred taxes and uncertain tax position, purchase price allocations for business combination, the fair value of contingent consideration related to business acquisitions. Actual results could differ from these estimates.

Foreign currency translation and other comprehensive income (loss)

The Company uses Renminbi (“RMB”) as its reporting currency. The functional currency of MicroAlgo and its subsidiaries which are incorporated in Hong Kong is U.S. dollar, and its subsidiaries which are incorporated in PRC is RMB, which are their respective local currencies based on the criteria of ASC 830, “Foreign Currency Matters”.

In the consolidated financial statements, the financial information of the Company and other entities located outside of the PRC has been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the period.

The balance sheet amounts, with the exception of shareholders’ equity at December 31, 2022 and 2023 were translated at USD 1.00 to RMB 6.9646 and to RMB 7.0827 respectively. The average translation rates applied to statement of income accounts for the years ended December 31, 2021, 2022 and 2023 were USD 1.00 to RMB 6.4515, RMB 6.7261 and RMB 7.0467, respectively. The shareholders’ equity accounts were stated at their historical rate. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments included in accumulated other comprehensive income amounted to RMB 2,834,688 and accumulated other comprehensive loss amounted RMB 54,712,520 (USD 7,724,811) as of December 31, 2022 and 2023, respectively.

Cash and cash equivalents

Cash and cash equivalents primarily consist of bank deposits with original maturities of three months or less, which are unrestricted as to withdrawal and use. Cash and cash equivalents also consist of funds earned from the Company’s operating revenues which were held at third party platform fund accounts which are unrestricted as to immediate use or withdraw. The Company maintains most of its bank accounts in the PRC, HK and US.

Accounts receivable, net

Accounts receivable include trade accounts due from customers. Accounts are considered overdue after 90 days. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate and provides allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. For the year ended December 31, 2022 and 2023, the Company made RMB 8,487,562 and RMB 3,951,391 (USD 557,893) allowance for doubtful accounts for accounts receivable, respectively.

Short term investments

Short-term investments are investments in wealth management product with underlying in cash, bonds and equity funds. The investments can be redeemed any time and the investment was recorded at fair value. The gain (loss) from sale of any investments and fair value change are recognized in the statements of income and comprehensive income.

Inventories

Inventories are comprised of finished goods and are stated at the lower of cost or net realizable value using the weighted average method. Management reviews inventories for obsolescence and cost in excess of net realizable value periodically when appropriate and records a reserve against the inventory when the carrying value exceeds net realizable value. For the year ended December 31, 2022 and 2023, the Company determined that no allowance was necessary.

Prepaid services fees

Prepaid services fees are mainly payments made to vendors or services providers for future services. These amounts are refundable and bear no interest. Prepaid services fees also include money deposited with certain channel providers to ensure the contents of the advertisement do not violate the terms of the channel providers. The deposits usually have one year term and are refundable upon contract termination. Management reviews its prepaid services fees on a regular basis to determine if the allowance is adequate and adjusts the allowance when necessary. As of December 31, 2022 and 2023, no allowance was deemed necessary.

Other receivables and prepaid expenses

Other receivables that are short term in nature include employee advances to pay certain of the Company’s expenses in the normal course of business and certain short-term deposits. Prepaid expenses included utilities or system services. An allowance for doubtful accounts may be established and recorded based on management’s assessment of the likelihood of collection. Management reviews these items on a regular basis to determine if the allowance for doubtful accounts is adequate and adjusts the allowance when necessary. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. For the year ended December 31, 2022 and 2023, the Company made nil and RMB 3,228,306 (USD 455,802) allowance for doubtful acounts for other receivables.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment if applicable. Depreciation is computed using the straight-line method over the estimated useful lives of the assets with 5% residual value. The estimated useful lives are as follows:

Useful Life
Office equipment	3 years
Office furniture and fixtures	3 – 5 years
Vehicles	3 – 5 years
Leasehold improvements	lesser of lease term or expected useful life

Cost method investments

The Company accounts for investments with less than 20% of the voting shares and does not have the ability to exercise significant influence over operating and financial policies of the investee using the cost method. The Company records cost method investments at the historical cost in its consolidated financial statements and subsequently records any dividends received from the net accumulated earrings of the investee as income. Dividends received in excess of earnings are considered a return of investment and are recorded as reduction in the cost of the investments.

Cost method investments are evaluated for impairment when facts or circumstances indicate that the fair value of the long-term investments is less than its carrying value. An impairment is recognized when a decline in fair value is determined to be other-than-temporary. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; (iv) financial condition and near term prospects of the investments; and (v) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value. As the date of the December 31, 2023, the Company recognized the impairment of RMB 1,102,938 (USD 155,723) for the cost method investment, mainly due to the weak financial condition recognized of Shenzhen Weiyixin’s investments in near periods.

Intangible assets, net

The Company’s intangible assets with definite useful lives primarily consist of copyrights, non-compete agreements, and technology know-hows. Identifiable intangible assets resulting from the acquisitions of subsidiaries accounted for using the purchase method of accounting are estimated by management based on the fair value of assets received. The Company amortizes its intangible assets with definite useful lives over their estimated useful lives and reviews these assets for impairment. The Company typically amortizes its intangible assets with definite useful lives on a straight-line basis over the shorter of the contractual terms or the estimated useful lives. The estimated useful lives are as follows:

Useful Life
Customer relationship	4 years
Technology know-hows	5 years
Non-compete agreements	6 years
Software copyright	6 years

Goodwill

Goodwill represents the excess of the consideration paid of an acquisition over the fair value of the net identifiable assets of the acquired subsidiaries at the date of acquisition. Goodwill is not amortized and is tested for impairment at least annually, more often when circumstances indicate impairment may have occurred. Goodwill is carried at cost less accumulated impairment losses. If impairment exists, goodwill is immediately written off to its fair value and the loss is recognized in the consolidated statements of operations and comprehensive loss. Impairment losses on goodwill are not reversed.

The Company reviews the carrying value of intangible assets not subject to amortization, including goodwill, to determine whether impairment may exist annually or more frequently if events and circumstances indicate that it is more likely than not that an impairment has occurred. The Company has the option to assess qualitative factors to determine whether it is necessary to perform further impairment testing in accordance with ASC 350-20, as amended by ASU 2017-04. If the Company believes, as a result of the qualitative assessment, that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, then the impairment test described below is required. The Company compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired. If the carrying amount of a reporting unit exceeds its fair value, impairment is recognized for the difference, limited to the amount of goodwill recognized for the reporting unit. Estimating fair value is performed by utilizing various valuation techniques, with the primary technique being a discounted cash flow.

Impairment for long-lived assets

Long-lived assets, including property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. For the years ended December 31, 2021, 2022 and 2023, nil, RMB 13,713,233 and RMB 6,602,198 (USD 932,158) impairment of long-lived assets was recognized.

Business combination

The purchase price of an acquired company is allocated between tangible and intangible assets acquired and liabilities assumed from the acquired business based on their estimated fair values, with the residual of the purchase price recorded as goodwill. Transaction costs associated with business combinations are expensed as incurred, and are included in general and administrative expenses in the Company’s consolidated statements of operations. The results of operations of the acquired business are included in the Company’s operating results from the date of acquisition.

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

Warrants liabilities

The Company accounts for warrants (Public Warrants or Private Warrants) as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) ASC 480 and ASC 815, “Derivatives and Hedging” (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the consolidated statements of operations. The Company has elected to account for its Public Warrants as equity and the Private Warrants as liabilities.

Revenue recognition

The Company adopted Accounting Standards Update (“ASU”) 2014-09 Revenue from Contracts with Customers (ASC Topic 606). The ASU requires the use of a new five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identifies the contract with the customer, (ii) identifies the performance obligations in the contract, (iii) determines the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocates the transaction price to the respective performance obligations in the contract, and (v) recognizes revenue when (or as) the Company satisfies the performance obligation.

(i)	Central Processing Advertising Algorithm Services

— Advertising display services

For the advertising algorithm advertising display services, the Company’s performance obligation is to identify advertising spaces, embed images or videos into films, shows and short form videos that are hosted by leading online streaming platforms in China. Revenue is recognized at a point in time when the related services have been delivered based on the specific terms of the contract, which are commonly based on specific action (i.e., cost per impression (“CPM”) for online display).

The Company enters into advertising contracts with advertisers where the amounts charged per specific action are fixed and determinable, the specific terms of the contracts were agreed on by the Company, the advertisers and channel providers, and collectability is probable. Revenue is recognized on a CPM basis as impressions.

The Company considers itself as provider of the services as it has control of the specified services and products at any time before it is transferred to the customers which is evidenced by (1) the Company is primarily responsible to its customers for products and services offered where the products were designed in house and the Company has customer services team to directly serve the customers; and (2) having latitude in establish pricing. Therefore the Company acts as the principal of these arrangements and reports revenue earned and costs incurred related to these transactions on a gross basis.

— Performance-based advertising service

The Company provides central processing algorithm performance-based advertising services for its customers, which enable the customers to get the optimal business opportunities.

The Company’s performance obligation is to help customers to accurately match consumers and traffic users, and thereby increasing the conversion rate of product sale using its proprietary data optimization algorithms. The Company’s revenue is recognized at a point when an ender user completes a transaction at a rate specified in contract. Related service fees are generally billed monthly, based on a per transaction basis.

The Company considers itself as provider of the services as it has control of the specified services and products at any time before it is transferred to the customers which is evidenced by (1) it is primarily responsible to its customers for the services offered where the algorithms and data optimization were designed and performed in house and it has customer services team to directly serve the customers; and (2) having latitude in establish pricing. Therefore, the Company acts as the principal of these arrangements and reports revenue earned and costs incurred related to these transactions on a gross basis.

In addition, through the Company’s data algorithm optimization, it is able to identify certain end user needs and it facilitates certain value added services to the end users. The Company engages third party services provider to perform the services. The Company concludes that it does not control the services as the third party service provider is responsible for providing the service and its responsibility is merely to facilitate the provision of these value added service to the end users and charges a fee. As such the Company recorded revenue from the value added services on a net basis when the services is provided by third party service provider.

(ii)	Mobile Games Services

The Company generates revenue from jointly operated mobile game publishing services and the licensed out games. In accordance with ASC 606, Revenue Recognition: Principal Agent Considerations, the Company evaluates agreements with the game developers, distribution channels and payment channels in order to determine whether or not the Company acts as the principal or as an agent in the arrangement with each party respectively. The determination of whether to record the revenues gross or net is based on whether the Company’s promise to its customers is to provide the products or services or to facilitate a sale by a third party. The nature of the promise depends on whether the Company controls the products or services prior to transferring it. Control is evidenced by if the Company is primarily responsible for fulling the provision of services and has discretion in establishing the selling price. When the Company controls the products or services, its promise is to provide and deliver the products and revenue is presented gross. When the Company does not control the products, the promise is to facilitate the sale and revenue is presented net.

— Jointly operated mobile game publishing services

The Company offers publishing services for mobile games developed by third-party game developers. The Company acted as a distribution channel that it will publish the games on their own app or a third-party owned app or website, named game portals. Through these game portals, game players can download the mobile games to their mobile devices and purchase coins, the virtual currency, for in game premium features to enhance their game playing experience. The Company contracts with third-party payment platforms for collection services offered to game players who have purchased coins. The third-party game developers, third-party payment platforms and the co-publishers are entitled to profit sharing based on a prescribed percentage of the gross amount charged to the game players. The Company’s obligation in the publishing services is completed at a point in time when the game players made a payment to purchase coins.

With respect to the publishing services arrangements between the Company and the game developer, the Company considered that the Company does not control the services as evidenced by (i) developers are responsible for providing the game product desired by the game players; (ii) the hosting and maintenance of game servers for running the online mobile games is the responsibility of the third-party platforms; (iii) the developers or third-party platforms have the right to change the pricing of in game virtual items. The Company’s responsibilities are publishing, providing payment solution and market promotion service, and thus the Company views the game developers to be its customers and considers itself as the facilitator of the game developers in the arrangements with game players. Accordingly, the Company records the game publishing service revenue from these games, net of amounts paid to the game developers.

— Licensed out mobile games

The Company also licenses third parties to operate its mobile games developed internally through mobile portal and receives revenue from the third-party licensee operators on a monthly basis. The Company’s performance obligation is to provide mobile games to game operators which enable players of the mobile games to make in game purchases and the Company recognized revenue at a point in time when game players completed the purchases. The Company records revenues on a net basis, as the Company does not have the control of the services provided as it does not have the primary responsibility for fulfilment nor does not have the right to change the pricing of the game services.

(iii)	Sale of intelligent chips

Starting in September 2020, the Company has also been engaged in resale of intelligent chips products and accessories. The Company typically enters into written contracts with its customer where the rights of the parties, including payment terms, are identified and sales prices to the customers are fixed with no separate sales rebate, discount, or other incentive and no right of return exists on sales of inventory. The Company’s performance obligation is to deliver products according to contract specifications. The Company recognizes gross product revenue at a point in time when the control of products or services are transferred to customers.

To distinguish a promise to provide products from a promise to facilitate the sale from a third party, the Company considers the guidance of control in ASC 606-10-55-37A and the indicators in 606-10-55-39. The Company considers this guidance in conjunction with the terms in the Company’s arrangements with both suppliers and customers.

In general, the Company controls the products as it has the obligation to (i) fulfil the products delivery and (ii) bear any inventory risk as legal owners. In addition, when establishing the selling prices for delivery of the resale products, the Company has control to set its selling price to ensure it would generate profit for the products delivery arrangements. The Company believes that all these factors indicate that the Company is acting as a principal in this transaction. As a result, revenue from the sales of products is presented on a gross basis.

(iv)	Revenue from software development

The Company also designs software for central processing units based on customers’ specific needs. The contract is typically fixed priced and does not provide any post contract customer support or upgrades. The Company’s performance obligation is to design, develop, test and install the related software for customers, all of which are considered one performance obligation as the customers do not obtain benefit for each separate service. The duration of the development period is short, usually less than one year.

The Company’s revenue from software development contracts is generally recognized over time during the development period and the Company has no alternative use of the customized software and application without incurring significant additional costs. Revenue is recognized based on the Company’s measurement of progress towards completion based on output methods when the Company could appropriately measure the customization progress towards completion by reaching certain milestones specified in contracts. Assumptions, risks and uncertainties inherent in the estimates used to measure progress could affect the amount of revenues, receivables and deferred revenues at each reporting period.

Contract balances:

The Company records receivable related to revenue when it has an unconditional right to invoice and receive payment.

Payments received from customers before all the relevant criteria for revenue recognition met are recorded as deferred revenue.

The Company’s disaggregated revenue streams in consideration of the Company’s type of goods and services and sales channels are as follows:

	December 31, 2021	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	RMB	USD
Central processing advertising algorithm services	259,541,194	446,607,076	569,906,586	80,464,595
Mobile games	13,498,964	1,205,235	-	-
Sales of intelligent chips	221,412,120	138,247,781	10,109,828	1,427,397
Software development	34,798,386	-	-	-
Total revenues	529,250,664	586,060,092	580,016,414	81,891,992

The Company’s revenue by timing of transfer of goods or services are summarized below:

	December 31, 2021	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	RMB	USD
Goods and services transferred at a point in time	494,452,278	586,060,092	580,016,414	81,891,992
Services transferred over time	34,798,386	-	-	-
Total revenues	529,250,664	586,060,092	580,016,414	81,891,992

The Company’s revenue by geographic locations are summarized below:

	December 31, 2021	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	RMB	USD
Mainland PRC revenues	273,368,282	448,978,186	540,294,309	76,262,305
Hong Kong revenues	34,798,386	-	29,612,277	4,202,290
International revenues	221,083,996	137,081,906	10,109,828	1,427,397
Total revenues	529,250,664	586,060,092	580,016,414	81,891,992

Cost of revenues

Cost of revenue for central processing algorithm services comprised of costs paid to channel distributors based on the sales agreements, shared costs with content providers based on the profit sharing arrangements, third party consulting services expenses and compensation expenses for the Company’s professionals.

For intelligent chip and services, the cost of revenue consist primarily of the costs of products sold and third party software development costs.

Cost allocation

Cost allocation include allocation of certain general and administrative and financial expenses paid by the Parent. General and administrative expenses consist primarily salary and related expenses of senior management and employees, shared management expenses, including accounting, consulting, legal support services, and other expenses to provide operating support to the related businesses. These allocations are made using a proportional cost allocation method by considering the proportion of revenues, headcounts as well as estimates of time spent on the provision of services attributable to the Company and the related expenses resulted from the acquisition of subsidiary.

Advertising costs

Advertising costs are expensed as incurred and included in general and administrative expenses expenses. Advertising costs are historically immaterial to the Company’s operating expenses. Advertising costs amounted to RMB 1,800, RMB 47,170 and nil for the years ended December 31, 2021, 2022 and 2023, respectively.

Research and development

Research and development expenses include salaries and other compensation-related expenses to the Company’s research and product development personnel, outsourced subcontractors, as well as office rental, depreciation and related expenses for the Company’s research and product development team.

Value added taxes (“VAT”) and goods and services taxes (“GST”)

Revenue represents the invoiced value of service, net of VAT or GST. The VAT and GST are based on gross sales price and VAT rates range up to 13% in China, depending on the type of service provided or product sold, and GST rate is generally 7% in Singapore. Entities that are VAT/GST general taxpayers are allowed to offset qualified input VAT/GST paid to suppliers against their output VAT/GST liabilities. Net VAT/GST balance between input VAT/GST and output VAT/GST is recorded in tax payable. All of the VAT/GST returns filed by the Company’s subsidiaries in China and Singapore, have been and remain subject to examination by the tax authorities for five years from the date of filing.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes is accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

Other Income, net

Other Income includes government subsidies which are amounts granted by local government authorities as an incentive for companies to promote development of the local technology industry. The Company receives government subsidies related to government sponsored projects and records such government subsidies as a liability when it is received. The Company records government subsidies as other income when there is no further performance obligation. Total government subsidies amounted to RMB 1,242,835 and RMB 605,184 (USD 85,882) for the years ended December 31, 2022 and 2023, respectively.

Leases

The Company adopted FASB ASU 2016-02, “Leases” (Topic 842), and elected the practical expedients that does not require us to reassess: (1) whether any expired or existing contracts are, or contain, leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. For lease terms of twelve months or fewer, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. The Company also adopted the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component.

Operating lease ROU assets and lease liabilities are recognized at the adoption date or the commencement date, whichever is earlier, based on the present value of lease payments over the lease term. Since the implicit rate for the Company’s leases is not readily determinable, the Company use its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is the rate of interest that the Company would have to pay to borrow, on a collateralized basis, an amount equal to the lease payments, in a similar economic environment and over a similar term.

Lease terms used to calculate the present value of lease payments generally do not include any options to extend, renew, or terminate the lease, as the Company does not have reasonable certainty at lease inception that these options will be exercised. The Company generally considers the economic life of its operating lease ROU assets to be comparable to the useful life of similar owned assets. The Company has elected the short-term lease exception, therefore operating lease ROU assets and liabilities do not include leases with a lease term of twelve months or less. Its leases generally do not provide a residual guarantee. The operating lease ROU asset also excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term.

The Company reviews the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of operating lease liabilities in any tested asset group and include the associated operating lease payments in the undiscounted future pre-tax cash flows.

Share-based compensation

The Company records share-based compensation expense for employees and non-employees at fair value on the grant date. Share-based compensation is recognized net of forfeitures, as amortized expense on a straight-line basis over the requisite service period, which is the vesting period.

The Company accounts for share-based compensation expenses using an estimated forfeiture rate at the time of grant and revising, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expenses are recorded net of estimated forfeitures such that expenses are recorded only for those share-based awards that are expected to vest.

Employee benefit

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans were RMB 1,376,192, RMB 1,739,048 and RMB 1,683,474 (USD 238,902) for the years ended December 31, 2021, 2022 and 2023, respectively.

Noncontrolling interests

Noncontrolling interest consists of an aggregate of 42% of the equity interest of Shanghai Weimu, 45% of equity interest of Viwo Tech and 45% of equity interest of ViZe Technology Limited, held by other investors. Excess of contribution received from noncontrolling shareholders over carrying value of the entity is recorded in additional paid in capital. The noncontrolling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Noncontrolling interests in the results of the Company are presented on the face of the consolidated statement of operations as an allocation of the total income or loss for the year between non-controlling interest holders and the shareholders of the Company.

Noncontrolling interests consist of the following:

	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	USD
Shanghai Weimu	1,632,001	3,065,579	432,826
Viwo Tech	148,604	741,356	104,671
Vize Technology Limited	(70)	(9,073)	(1,281)
Total noncontrolling interests	1,780,535	3,797,862	536,217

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. During the years ended December 31, 2022 and 2023, there was no dilutive shares.

Statutory reserves

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund”. Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). For foreign invested enterprises and joint ventures in the PRC, annual appropriations should be made to the “reserve fund”. For foreign invested enterprises, the annual appropriation for the “reserve fund” cannot be less than 10% of after-tax profits until the aggregated appropriations reach 50% of the registered capital (as determined under PRC GAAP at each year-end). If the Company has accumulated loss from prior periods, the Company is able to use the current period net income after tax to offset against the accumulate loss.

Segment reporting

FASB ASC 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments.

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Company’s CODM has been identified as the CEO, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company.

Based on management’s assessment, the Company determined that it has two operating segments and therefore two reportable segments as defined by ASC 280, which are central processing algorithm services and intelligent chips and services. All of the Company’s net revenues were generated in the PRC, Hong Kong and Singapore.

Recently issued accounting pronouncements

In May 2019, the FASB issued ASU 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments — Credit Losses, and made several consequential amendments to the Codification. Update 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments — Credit Losses — Available-for-Sale Debt Securities. The amendments in this Update address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information. In November 2019, the FASB issued ASU No. 2019-10, which to update the effective date of ASU No. 2016-02 for private companies, not-for-profit organizations and certain smaller reporting companies applying for credit losses, leases, and hedging standard. The new effective date for these preparers is for fiscal years beginning after December 15, 2022. The adoption of this ASU does not have a material effect on the Company’s consolidated financial statements.

In October 2021, the FASB issued ASU 2021-08, “Business Combinations”. The amendments in this Update address how to determine whether a contract liability is recognized by the acquirer in a business combination and resolve the inconsistency of measuring revenue contracts with customers acquired in a business combination by providing specific guidance on how to recognize and measure acquired contract assets and contract liabilities from revenue contracts in a business combination. The amendments in this Update apply to all entities that enter into a business combination within the scope of Subtopic 805-10, Business Combination-Overalls. For public business entities, ASU 2021-08 is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early application is permitted. The amendments in this Update should be applied prospectively to business combinations occurring on or after the effective date of the amendments. The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

Note 3 — Reverse Capitalization

On March 22, 2024, the Company’s share consolidation plan became effective. Pursuant to the plan, every ten (10) shares of the Company’s ordinary share issued, par value of US$0.001, was consolidated into one (1) share of ordinary share, par value $0.01 (see Note 20 - Subsequent Event). The following information in Note 3 was adjusted for the reverse stock split as required by ASC 260.

On December 9, 2022, in accordance with the Merger Agreement, the Closing occurred, pursuant to which Venus issued 3,960,396 ordinary shares to VIYI shareholders.

Immediately after giving effect to the Business Combination, MicroAlgo has 4,385,671 ordinary shares issued and outstanding consisting of (i) the 396,375 ordinary shares held by previous Venus public shareholders and its Sponsor; (ii) the 3,960,396 newly issued Venus ordinary shares to the VIYI shareholders pursuant to the Merger Agreement, of which 79,208 ordinary shares issued to the Majority Shareholder will be held in escrow to satisfy any potential indemnification claims(s) which may be made by Venus under the Merger Agreement; (iii) the 21,400 newly issued Venus ordinary shares to the Joyous JD Limited as part of the backstop investment; and (iv) the 7,500 ordinary shares held by Venus’ underwriter.

Venus rights held by its Sponsor and previous public investors were automatically converted to 48,250 ordinary shares upon the consummation of the Business Combination.

Immediately after the closing of the Business Combination, MicroAlgo has 4,825,000 warrants issued and outstanding, consisting of (i) 4,600,000 warrants held by previous public investors of Venus; and (ii) 225,000 warrants held by the Sponsor of Venus.

Common shares issued and outstanding following the Closing are as follows:

Venus public shares after redemption	210,625
Venus shares converted from rights	48,250
Venus Sponsor shares	137,500
Venus shares issued to underwriter	7,500
Venus shares issued in the Business Combination	3,960,396
Venus shares issued to Joyous JD Limited	21,400
Weighted average shares outstanding	4,385,671
Percent of shares owned by VIYI shareholders	90.3%
Percent of shares owned by underwriter	0.17%
Percent of shares owned by Venus	9.04%
Percent of shares owned by Joyous JD limited	0.49%

Note 4 — Business combination

Acquisition of Shanghai Guoyu

On July 1, 2021, Weidong acquired 99% interest of Shanghai Guoyu Information Technologies Co., Ltd (“Shanghai Guoyu”). The remaining 1% of Shanghai Guoyu is acquired by YY Online. The aggregate purchase price is RMB 20,000,000 (USD3,090,760). On July 19, 2021 Shanghai Guoyu established 100% owned subsidiary Kashi Guoyu Information Technologies Co., Ltd (“Kashi Guoyu”). On July 14, 2021, Weidong transferred its 100% equity interest of Korgas 233 and Korgas Weidong to Shanghai Guoyu.

Shanghai Guoyu is committed to the R&D and application of intelligent visual algorithm technology, using image recognition, data analysis and modeling, virtual imaging, visual artificial intelligence algorithm and other technologies, integrating algorithm and data processing capabilities, and integrating functions from data processing to algorithm application, so as to provide customers with a full stack of intelligent visual algorithm services. At present, Shanghai Guoyu mainly serves the Internet marketing industry. The development of Shanghai Guoyu’s business is closely related to the progress and development of the computer vision industry and the Internet marketing industry.

The Company’s acquisition of Shanghai Guoyu was accounted for as business combination in accordance with ASC 805. The Company then allocated the fair value of consideration of Shanghai Guoyu based upon the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date. The Company estimated the fair values of the assets acquired and liabilities assumed at the acquisition date in accordance with the Business Combination standard issued by the FASB with the valuation methodologies using level 3 inputs, except for other current assets and current liabilities were valued using the cost approach. Management of the Company is responsible for determining the fair value of assets acquired, liabilities assumed and intangible assets identified as of the acquisition date and considered a number of factors including valuations from independent appraisers. Acquisition-related costs incurred for the acquisitions are not material and have been expensed as incurred in general and administrative expense.

The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date, which represents the net purchase price allocation on the date of the acquisition of Shanghai Guoyu based on valuation performed by an independent valuation firm engaged by the Company.

	Fair value
	RMB	USD
Software	8,955,001	1,383,888
Goodwill	13,283,748	2,052,844
Deferred tax liabilities	(2,238,750)	(345,972)
Total consideration	19,999,999	3,090,760

Software consists of mainly data algorithm software, with a fair value of RMB 8,955,001 (USD 1,383,888) and estimated finite useful life of 6 years.

Acquisitions of Tapuyu

On November 1, 2021, Viwotong Tech entered into Acquisition Framework Agreement to acquire 100% equity interests of Guangzhou Tapuyu Internet Technology Co., Ltd. (“Tapuyu”), a provider of advertising services. The aggregate purchase price is RMB 2 (USD 0.3) and the transaction consummated on November 1, 2021.

The Company’s acquisition of Tapuyu was accounted for as business combination in accordance with ASC 805. The Company then allocated the fair value of consideration of Tapuyu based upon the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date. The Company estimated the fair values of the assets acquired and liabilities assumed at the acquisition date in accordance with the Business Combination standard issued by the FASB with the valuation methodologies using level 3 inputs, except for other current assets and current liabilities were valued using the cost approach. Management of the Company is responsible for determining the fair value of assets acquired, liabilities assumed and intangible assets identified as of the acquisition. Acquisition-related costs incurred for the acquisitions are not material and have been expensed as incurred in general and administrative expense.

The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date, which represents the net purchase price allocation on the date of the acquisition of Tapuyu and translated the fair value from USD to RMB using the exchange rate on November 1, 2021 at the rate of USD 1.00 to RMB 6.4192.

	Fair value	Fair value
	RMB	USD
Cash	113,896	17,743
Other current assets	195,402	30,440
Current liabilities	(309,298)	(48,183)
Total consideration	-	-

Acquisitions of Pengcheng Keyi

On November 17, 2021, Viwotong Tech entered into Acquisition Framework Agreement to acquire 100% equity interests of Pengcheng Keyi (Xi’an) Intelligence Technology Co., Ltd. (“Pengcheng Keyi”), a provider of testing equipment development and sales. The aggregate purchase price is RMB 2 (USD 0.3) and the purchase consummated on December 7, 2021.

The Company’s acquisition of Pengcheng Keyi was accounted for as business combination in accordance with ASC 805. The Company then allocated the fair value of consideration of Pengcheng Keyi based upon the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date. The Company estimated the fair values of the assets acquired and liabilities assumed at the acquisition date in accordance with the Business Combination standard issued by the FASB with the valuation methodologies using level 3 inputs, except for other current assets and current liabilities were valued using the cost approach. Management of the Company is responsible for determining the fair value of assets acquired, liabilities assumed and intangible assets identified as of the acquisition. Acquisition-related costs incurred for the acquisitions are not material and have been expensed as incurred in general and administrative expense.

The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date, which represents the net purchase price allocation on the date of the acquisition of Pengcheng Keyi and translated the fair value from USD to RMB using the exchange rate on December 7, 2021 at the rate of USD 1.00 to RMB 6.3738.

	Fair value	Fair value
	RMB	USD
Cash	47,739	7,592
Other current assets	1,505,490	236,375
Current liabilities	(1,553,229)	(243,967)
Total consideration	-	-

On July 1, 2022, Viwo Technology Inc. entered into an equity transfer agreement to transfer 99.0% and 1.0% of the issued share capital of Pengcheng Keyi to two unrelated individuals at RMB 1.0 and RMB 0.1, respectively. The disposal resulted in a gain from disposal of approximately RMB 65,587 (USD 9,417).

Acquisitions of Bimai

On September 23, 2022, Viwotong Tech entered into Acquisition Framework Agreement to acquire 100% equity interests of Guangzhou Bimai Network Technology Co., Ltd. (“Bimai”), a provider of advertising services. The aggregate purchase price is RMB 2 (USD 0.3) and the transaction consummated on September 23, 2022.

The Company’s acquisitions of Bimai accounted for as business combination in accordance with ASC 805. The Company then allocated the fair value of consideration of Bimai based upon the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date. The Company estimated the fair values of the assets acquired and liabilities assumed at the acquisition date in accordance with the Business Combination standard issued by the FASB with the valuation methodologies using level 3 inputs, except for other current assets and current liabilities were valued using the cost approach. Management of the Company is responsible for determining the fair value of assets acquired, liabilities assumed and intangible assets identified as of the acquisition. Acquisition-related costs incurred for the acquisitions are not material and have been expensed as incurred in general and administrative expense.

The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date, which represents the net purchase price allocation on the date of the acquisition of Bimai and translated the fair value from USD to RMB using the exchange rate on September 23, 2022 at the rate of USD 1.00 to RMB 6.9920 and the net purchase price allocation on the date of the acquisition.

	Fair value	Fair value
	RMB	USD
Cash	2,035	291
Other current assets	2,213,241	316,539
Current liabilities	(2,215,276)	(316,830)
Total consideration	-	-

The amount of revenue and net loss that resulted from the acquisitions were approximately RMB 4.6 million (USD 0.7 million) and RMB 0.6 million (USD 0.1 million) during the years ended December 31, 2022.

On January 1, 2023, Viwotong Tech entered into an equity transfer agreement to transfer 100% of the issued share capital of Bimai to one unrelated individual at RMB 0. The disposal resulted in a loss from disposal of approximately RMB 1.1 million (USD 0.2 million).

Acquisition of Younike

On December 23, 2022, Shenzhen Viwotong entered into Acquisition Framework Agreement to acquire 100% equity interests of Beijing Younike Information Technology Co., Ltd. (“Younike”), a provider of advertising services. The aggregate purchase price is RMB 0 and the transaction consummated on January 1, 2023.

The Company’s acquisitions of Younike was accounted for as business combination in accordance with ASC 805. The Company then allocated the fair value of consideration of Younike based upon the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date. The Company estimated the fair values of the assets acquired and liabilities assumed at the acquisition date in accordance with the Business Combination standard issued by the FASB with the valuation methodologies using level 3 inputs, except for other current assets and current liabilities were valued using the cost approach. Management of the Company is responsible for determining the fair value of assets acquired, liabilities assumed and intangible assets identified as of the acquisition. Acquisition-related costs incurred for the acquisitions are not material and have been expensed as incurred in general and administrative expense.

The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date, which represents the net purchase price allocation on the date of the acquisition of Younike and translated the fair value from USD to RMB using the exchange rate on January 1, 2023 at the rate of USD 1.00 to RMB 6.9646.

	Fair value	Fair value
	RMB	USD
Cash	21,936	3,149
Other current assets	4,821,002	692,215
Current liabilities	(4,842,938)	(695,364)
Total consideration	-	-

Note 5 — Deconsolidation

Disposal of Pengcheng Keyi

On July 1, 2022, Viwotong Tech entered into an equity transfer agreement to transfer 99.0% and 1.0% of the issued share capital of Pengcheng Keyi to two unrelated individuals at RMB 1.0 and RMB 0.1, respectively. The disposal resulted in a gain from disposal of RMB 65,587 (USD 9,417).

Disposal of Bimai

On January 1, 2023, Viwotong Tech entered into an equity transfer agreement to transfer 100% of the issued share capital of Bimai to one unrelated individual at RMB 0. The disposal resulted in a gain from disposal of approximately RMB 1.1 million (USD 0.2 million).

Disposal of Fe-da Electronics and its subsidiaries

On April 6, 2023, the Company’s board approved the equity transfer agreement between VIYI and LIM TZEA, to transfer 100% equity interest of Fe-da Electronics Co., Ltd and its subsidiaries Wisdom Lab Inc., EXCEL Technology Co., Ltd. and recognized RMB 17,801,786 (USD 2,526,259) of loss from the transfer. Since the disposal did not represent any strategic change of the Company’s operation, the disposal was not presented as discontinued operations.

Net assets of the entities disposed and gain on disposal was as follows:

	RMB	USD
Total current assets	3,583,579	505,962
Total other assets	115,270	16,275
Total assets	3,698,849	522,237
Total liabilities	301,464	42,563
Total net assets	3,397,385	479,674
Total consideration	-	-
Total loss on disposal	17,801,786	2,526,259

Note 6 — Short term investments

Short term investments consist of the following:

	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	USD
Marketable securities	-	18,411,162	2,599,455

Fair value disclosure:

December 31, 2022
	December 31,	Fair Value
	2022	Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB
Marketable securities	-	-	-	-

December 31, 2023
	December 31,	Fair Value
	2023	Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB
Marketable securities	18,411,162	18,411,162	-	-

There is no transfer between the levels for the periods presented.

As of December 31, 2021, 2022 and 2023, short term investments amounted to nil, nil and RMB 18,411,162 (USD 2,599,455), respectively. During the year ended December 31, 2023, the Company invested a total of RMB 21,376,451 (USD 3,018,122). The fair value change resulted in loss of approximately RMB 2,965,289 (USD 418,666).

Note 7 — Accounts receivable, net

Accounts receivable, net consisted of the following:

	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	USD
Accounts receivable	26,612,573	26,963,149	3,806,903
Less: allowance for doubtful accounts	(8,487,562)	(3,951,391)	(557,894)
Accounts receivable, net	18,125,011	23,011,758	3,249,009

The following table summarizes the changes in allowance for doubtful accounts:

	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	USD
Beginning balance	2,362,455	8,487,562	1,198,351
Addition	8,487,562	3,951,391	557,893
Recovery	(2,239,384)	-	-
Deconsolidation of Fe-da and subsidiaries	-	(8,487,562)	(1,198,351)
Exchange rate difference	(123,071)	-	-
Ending balance	8,487,562	3,951,391	557,893

Allowance for doubtful accounts net for the years ended December 31, 2022 and 2023 amounted to RMB 8,364,491 and RMB 3,951,391 (USD 557,893), respectively.

Note 8 — Property and equipment, net

Property and equipment, net consist of the following:

	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	USD
Office electronic equipment	380,842	37,520	5,297
Office fixtures and furniture	3,427	139,119	19,642
Vehicles	1,201,442	1,201,452	169,632
Leasehold improvements	501,827	271,572	38,343
Subtotal	2,087,538	1,649,663	232,914
Less: accumulated depreciation	(1,075,432)	(899,711)	(127,029)
Total	1,012,107	749,952	105,885

Depreciation expense for the years ended December 31, 2022 and 2023 amounted to RMB 1,075,432 and RMB 899,711 (USD 127,029), respectively.

Note 9 — Intangible assets, net

The Company’s intangible assets with definite useful lives primarily consist of copyrights, non-compete agreements and technology know-hows. The following table summarizes acquired intangible asset balances as of:

	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	USD
Non-compete agreements	17,400,000	5,886,401	831,095
Software copyright	8,955,000	-	-
Subtotal	26,355,000	5,886,401	831,095
Less: accumulated amortization	(19,638,750)	(5,886,401)	(831,095)
Intangible assets, net	6,716,250	-	-

Amortization expense for the years ended December 31, 2022 and 2023 amounted to RMB 19,638,750 and RMB 5,886,401 (USD 831,095), respectively.

The Company performs annual impairment analysis as of December 31, 2023 and concludes there was RMB 3,294,661 (USD 465,170) impairment loss for intangible assets for Central processing algorithm services segment due to reducing sales forecast as of December 31, 2023 as our carrying value exceeds the fair value.

Note 10 — Cost method investments

Cost method investments consist of the following:

	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	USD
5.0% Investment in a company in mobile games industry	600,000	600,000	84,713
5.0% Investment in a company in central processing advertising algorithm services	600,000	600,000	84,713
Subtotal	1,200,000	1,200,000	169,426
Less: Impairment loss	-	1,102,938	155,722
Total	1,200,000	97,062	13,704

During the years ended December 31, 2022 and 2023, the Company’ cost method investments amounted to RMB 1,200,000 and RMB 97,062 (USD 13,704), respectively. The Company made impairment allowance of cost method investments with the amount of RMB 534,031 (USD 75,399) for the company in mobile games industry and RMB568,907(USD 80,323) for the company in central processing.

Note 11 — Goodwill

Goodwill represents the excess of the consideration paid of an acquisition over the fair value of the net identifiable assets of the acquired subsidiaries at the date of acquisition. Goodwill is not amortized and is tested for impairment at least annually, more often when circumstances indicate impairment may have occurred. The following table summarizes the components of acquired goodwill balances as of:

	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	USD
Goodwill from Shenzhen Yitian acquisition(a)	92,990,256	-	-
Goodwill from Shanghai Guoyu acquisition(b)	13,283,750	-	-
Goodwill	106,274,006	-	-

(a)	For the year eneded December 31, 2022, goodwill from Shenzhen Yitian acquisition was RMB 92,990,256, representing the excess fair value of consideration over the identifiable assets of Shenzhen Yitian acquired by Beijing WiMi in 2015 for the central processing algorithm services segment. For the year ended December 31, 2023, the Comapny engaged Asia-Pacific Consulting and Appraisal Limited, a thrid-party valuator, to perfrom a valuation of Shenzhen Yitian. According to the valuation report, as of December 31, 2023, the fair value of Shenzhen Yitian was RMB 203,596,096 (USD 28,745,548), while its carrying value was RMB 203,596,130 (USD 28,745,553). As the carrying value exceeded the fair value of Shenzhen Yitian, the Company fully impaired related goodwill and recognized an impairment loss of $93 million for the year ended December 31, 2023.

(b)	Weidong and YY Online acquired Shanghai Guoyu in 2021 to acquire 100% of the capital stock of Shanghai Guoyu for a net consideration of RMB 13.4 million in 2021. The excess fair value of consideration over the identifiable assets acquired of RMB 106.2 million was allocated to goodwill for the central processing algorithm services segment. For the year ended December 31, 2023, the Comapny engaged Asia-Pacific Consulting and Appraisal Limited, a thrid-party valuator, to perfrom a valuation of Shanghai Guoyu. According to the valuation report, as of December 31, 2023, the fair value of Shanghai Guoyu equaled to its carrying value, RMB 159,306 (USD 22,492). Accordingly, the Company fully impaired related goodwill and recognized an impairment loss of RMB 13,274,006 (USD 1,874,145) for the year ended December 31, 2023.

The changes in the carrying amount of goodwill allocated to reportable segments as of December 31, 2022 and 2023 are as follows:

	Central processing algorithm services	Intelligent chips and services	Total
As of December 31, 2021	116,090,143	36,689,172	152,779,315
Less: goodwill impairment loss	-	(36,689,172)	(36,689,172)
Translation difference	(9,816,137)	-	(9,816,137)
As of December 31, 2022	106,274,006	-	106,274,006
Less: goodwill impairment loss	(106,274,006)	-	(106,274,006)
As of December 31, 2023	-	-	-

Note 12 — Related party transactions and balances

Amounts due to Parent are those nontrade payables arising from transactions between the Company and the Parent, such as advances made by the Parent on behalf of the Company, and allocated shared expenses paid by the Parent. Those balances are unsecured and non-interest bearing and are payable on demand.

	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	USD
Amount due from Parent	39,987,762	-	-
Amount due to Parent	-	17,379,014	2,453,727
Amount due to a related party-Joyous JD	1,067,903	1,086,012	153,333

During years ended December 31, 2022 and 2023 the Company obtained approximately RMB 87,057,500 and RMB 233,750,413 from Parent and repaid RMB 208,241,540 and RMB 184,185,614 (USD 26,005,000) to Parent.

Joyous JD is a non-controlling shareholder of MicroAlgo. This amount represents advance to Venus Acquisition Corp prior to the merger. The amount was non interest bearing and due on demand.

Note 13 — Taxes

Income tax

Cayman Islands

Under the current laws of the Cayman Islands, MicroAlgo and VIYI are not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

VIYI Ltd and Viwo Tech are incorporated in Hong Kong and are subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax law, VIYI Ltd and Viwo Tech are exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

Singapore

Fe-da Electronics is incorporated in Singapore and is subject to Singapore Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable tax rate is 17% in Singapore, with 75% of the first SGD 10,000 (approximately RMB 49,000) taxable income and 50% of the next SGD 190,000 (approximately RMB 937,000) taxable income are exempted from income tax.

PRC

The subsidiaries and VIE incorporated in the PRC are governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. EIT grants preferential tax treatment to certain High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. In addition, 75% of R&D expenses of the PRC entities are subject to additional deduction from pre-tax income.

Korgas 233, Korgas Weidong and Kashi Guoyu were formed and registered in Korgas and Kashi in Xinjiang Provence, China in 2017, 2020 and 2021. These companies are not subject to income tax for 5 years and can obtain another two years of tax exempt status and three years at reduced income tax rate of 12.5% after the 5 years due to the local tax policies to attract companies in various industries.

Shenzhen Qianhai was formed and registered in Qianhai District in Guangdong Provence, China in 2015. The company is subject to income tax at a reduced rate of 15% due to the local tax policies to attract companies in various industries. The reduced rate benefit will expire in December 2025. The effective tax rates is (3.6)% and 0 for the years ended December 31, 2022 and 2023.

Significant components of the provision for income taxes are as follows:

	For the year ended December 31, 2021	For the year ended December 31, 2022	For the year ended December 31, 2023	For the year ended December 31, 2023
	RMB	RMB	RMB	USD
Current income tax expenses	(2,351,565)	(102,338)	(166,476)	(23,505)
Deferred income tax benefits	1,804,356	3,901,192	2,666,910	376,539
Income tax expenses	(547,209)	3,798,854	2,500,434	353,034

The following table reconciles China statutory rates to the Company’s effective tax rate:

	For the year ended December 31, 2021	For the year ended December 31, 2022	For the year ended December 31, 2023
China statutory income tax rate	25.0%	25.0%	25.0%
Preferential tax rate in China	(13.1)%	(12.5)%	(20.0)%
Tax rate difference outside China(1)	(4.8)%	(12.8)%	(16.75)%
Change in valuation allowance	14.4%	(13.5)%	(5.00)%
Additional R&D deduction in China	(20.6)%	(2.1)%	-
Permanent difference	(0.1)%	23.4%	17.68%
Effective tax rate	1.0%	7.5%	(0.93)%

(1)	It is mainly due to the lower tax rate of the entities incorporated in Hong Kong, Singapore, and tax exempt in Cayman Islands.

Deferred tax assets and liabilities

Significant components of deferred tax assets and liabilities were as follows:

	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	USD
Deferred tax assets:
Net operating loss carryforwards	12,324,697	-	-
Allowance for doubtful accounts	1,393,473	987,848	139,473
Less: valuation allowance	(13,718,170)	-	-
Deferred tax assets, net	-	987,848	139,473
Deferred tax liabilities:	-
Recognition of intangible assets arising from business combinations	1,679,062	-	-
Total deferred tax liabilities, net	1,679,062	-	-

The Company evaluated the recoverable amounts of deferred tax assets, and provided a valuation allowance to the extent that future taxable profits will be available against which the net operating loss and temporary difference can be utilized. The Company considers both positive and negative factors when assessing the future realization of the deferred tax assets and applied weigh to the relative impact of the evidences to the extent it could be objectively verified.

The Company’s cumulative net operating loss (“NOL”) was nil as of December 31, 2023.

The Company recognized deferred tax liabilities related to the excess of the intangible assets reporting basis over its income tax basis as a result of fair value adjustment from acquisitions in 2015. The deferred tax liabilities will reverse as the intangible assets are amortized for financial statement reporting purposes.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2022 and 2023, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2022 and 2023 and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2023.

Value added taxes (“VAT”) and goods and services taxes (“GST”)

Revenue represents the invoiced value of service, net of VAT or GST. The VAT and GST are based on gross sales price and VAT rates range up to 13% in China, depending on the type of service provided or product sold, and GST rate is generally 7% in Singapore.

Taxes payable consisted of the following:

	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	USD
VAT taxes payable	41,180	385,643	54,449
Income taxes payable	320,317	105,370	14,877
Other taxes payable	24,094	31,830	4,494
Totals	385,591	522,843	73,820

Note 14 — Concentration of risk

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. In China, the insurance coverage of each bank is RMB 500,000 (approximately USD 72,000). As of December 31, 2023, cash balance of RMB 143,522,706, (USD 20,263,841) was deposited with financial institutions located in China, of which RMB 134,695,830 (USD 19,017,582) was subject to credit risk. The Hong Kong Deposit Protection Board pays compensation up to a limit of HKD 500,000 (approximately USD 64,000) if the bank with which an individual/a company hold its eligible deposit fails. As of December 31, 2023, cash balance of RMB 172,910,263 (USD 24,413,043) was maintained at financial institutions in Hong Kong, of which RMB 171,319,270 (USD 24,188,412) was subject to credit risk. In the US, the insurance coverage of each bank is USD 250,000. As of December 31, 2023, cash balance of USD 110,000 (RMB 779,097) was deposited with a financial institution located in US, none of cash was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the PBOC. Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

To the extent that the Company needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company.

Customer concentration risk

For the year ended December 31, 2021, one customer accounted for 23.9% of the Company’s total revenues. For the year ended December 31, 2022, one customer accounted for 18.5% of the Company’s total revenues. For the year ended December 31, 2023, one customer accounted for 9.3% of the Company’s total revenues.

As of December 31, 2022, two customers accounted for 57.8% of the Company’s accounts receivable. As of December 31, 2023, three customers accounted for 54.1% of the Company’s accounts receivable.

Vendor concentration risk

For the year ended December 31, 2021, three vendors accounted for 61.2% of the Company’s total purchases. For the year ended December 31, 2022, one vendor accounted for 11.3% of the Company’s total purchases. For the year ended December 31, 2023, one vendor accounted for 11.4% of the Company’s total purchases.

As of December 31, 2022, three vendors accounted for 82.4% of the Company’s accounts payable. As of December 31, 2023, five vendors accounted for 90.3% of the Company’s accounts payable.

Note 15 — Leases

Lease commitments

The Company determines if a contract contains a lease at inception. US GAAP requires that the Company’s leases be evaluated and classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option which result in an economic penalty. All of the Company’s real estate leases are classified as operating leases.

The Company has entered into seven non-cancellable operating lease agreements for 7 office spaces expiring through October 2024. As of December 31, 2020, upon adoption of FASB ASU 2016-02, the Company recognized approximately RMB 2.7 (USD 0.4 million) million right of use (“ROU”) assets and same amount of lease liabilities based on the present value of the future minimum rental payments of leases, using a weighted average discount rate of 7%, which is determined using an incremental borrowing rate with similar term in the PRC. The Company recognized two ROU assets and lease liabilities and nil were recognized during the years ended December 31, 2022 and December 31, 2023, respectively. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. The leases generally do not contain options to extend at the time of expiration and the weighted average remaining lease terms are 1 year. The Company takes the short-term lease exemption for the lease agreements with a term of less than 1 year and expensed RMB 679,255 and RMB 191,113 (USD 27,121) during the years ended December 31, 2022 and 2023, respectively.

Operating lease expenses are allocated between the cost of revenue and selling, research and development, general, and administrative expenses. Rent expenses for the years ended December 31,2021, 2022 and 2023 was RMB 1,548,250, RMB 1,651,749and RMB 1,284,750 (USD 182,319), respectively. Impairment of right of use assets amounted for the years ended December 31, 2021, 2022 and 2023 was nil, RMB 151,041 and nil, respectively.

The maturity of the Company’s operating lease obligations is presented below:

Twelve Months Ending December 31,	Operating Lease Amount
	RMB	USD
2024	287,651	40,613
2025	-	-
2026	-	-
2027	-	-
2028	-	-
Total lease payments	287,651	40,613
Less: Interest	8,141	1,149
Present value of lease liabilities	279,510	39,464

*	include operating leases with a term less than one year.

Note 16 — Shareholders’ equity

Ordinary shares

The Company was established under the laws of Cayman Islands on May 14, 2018 with authorized share of 50,000,000 ordinary shares of par value USD 0.001 each.

On October 21, 2022, the Company held an Extraordinary General Meeting of its stockholders of record. The Meeting approved amendments to increase the number of authorized ordinary shares of the Company from USD 50,000 divided into 50,000,000 ordinary shares of par value USD 0.001 each to USD 200,000 divided into 200,000,000 ordinary shares of par value USD 0.001 each.

On March 22, 2024, the Company’s share consolidation plan became effective. Pursuant to the plan, every ten (10) shares of the Company’s ordinary share issued, par value of US$0.001, was consolidated into one (1) share of ordinary share, par value $0.01 (see Note 20 - Subsequent Event). The following information is retrospectively adjusted for the share consolidation.

On August 21, 2021, the Sponsor purchased 115,000 ordinary shares for an aggregate price of $25,000. The 115,000 founder shares was for purposes hereof referred to as the “Founder Shares”.

On February 11, 2021, the Company consummated the IPO of 4,000,000 units (the “Units”). In addition, the underwriters exercised in full the over-allotment option for an additional 600,000 Units on such date, resulting in the issuance and sale of an aggregate of 4,600,000 Units. Each Unit consists of one tenth ordinary shares, par value $0.01 per share (“Share”), one warrant (“Warrant”) entitling its holder to purchase one-twentieth of one Share at a price of $115 per Share, and one right to receive one hundredth (1/100) of one Share upon the consummation of the Company’s initial business combination.

Simultaneously with the closing of the Initial Public Offering on February 11, 2021, the Sponsor purchased an aggregate of or 225,000 Private Units at a price of $10.00 per Private Unit, ($2,250,000 in the aggregate), from the Company in a private placement.

In addition, the Company sold to Ladenburg Thalmann & Co., Inc., for $75, a total of 7,500 Shares.

On December 9, 2022, in accordance with the Merger Agreement, the Closing occurred, pursuant to which Venus issued 3,960,396 ordinary shares to VIYI shareholders.

Due to the merger, public shareholders redeemed 2,493,755 ordinary shares.

In accordance with the Backstop Agreement, the Company issued 21,400 ordinary shares to the Joyous JD Limited.

Upon the consummation of the Business Combination, Venus rights held by the Sponsor and previous public investors were automatically converted to 48,250 ordinary shares.

On September 19, 2023, the Company’s Board approved the Company’s 2023 Equity Incentive Plan (the “2023 Plan”). The maximum aggregate number of ordinary shares that may be issued under the 2023 Equity Incentive Plan is 775,000. The awards could be granted in the form of share options, restricted shares, restricted share units and other local awards.

As of December 31, 2023, the Company had 5,160,671 ordinary shares issued and outstanding with a par value of USD 0.01 each, taking into effect the share consolidation plan.

Statutory reserve

The Company’s PRC entities are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, the Company’s PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. The Company’s PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange. As of December 31, 2022 and 2023, the Company’s PRC entities collectively attributed RMB 11,964,279 and RMB 13,134,098 (USD 1,854,391), of retained earnings for their statutory reserves, respectively. During the years ended December 31, 2022 and 2023, the Company’s PRC entities collectively attributed RMB 2,543,576 and RMB 1,169,819 (USD 165,166) to statutory reserves, respectively.

Restricted assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiary. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC entities only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s PRC entities.

As a result of the foregoing restrictions, the Company’s PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulation in the PRC may further restrict the Company’s PRC entities from transferring funds to the Company in the form of dividends, loans and advances. As of December 31, 2023, amounts restricted are the paid-in-capital and statutory reserve of the Company’s PRC entities, which amounted to RMB 439,773,436 (USD 62,091,213).

Note 17 — Warrants

Public Warrants

Each public warrant entitles the holder thereof to purchase one-half (1/2) of one ordinary share at a price of $11.50 per full share, subject to adjustment as described in this report. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of shares. This means that only an even number of warrants may be exercised at any given time by a warrant holder.

No public warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the ordinary shares issuable upon exercise of the warrants and a current prospectus relating to such ordinary shares. It is the Company’s current intention to have an effective and current registration statement covering the ordinary shares issuable upon exercise of the warrants and a current prospectus relating to such ordinary shares in effect promptly following consummation of an initial business combination.

Notwithstanding the foregoing, if a registration statement covering the ordinary shares issuable upon exercise of the public warrants is not effective within 90 days following the consummation of our initial business combination, public warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to an available exemption from registration under the Securities Act. In such event, each holder would pay the exercise price by surrendering the warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of ordinary shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “Fair Market Value” (defined below) by (y) the Fair Market Value. The “Fair Market Value” shall mean the average reported last sale price of the ordinary shares for the 10 trading days ending on the day prior to the date of exercise. For example, if a holder held 300 warrants to purchase 150 shares and the Fair Market Value on the date prior to exercise was $15.00, that holder would receive 35 shares without the payment of any additional cash consideration. If an exemption from registration is not available, holders will not be able to exercise their warrants on a cashless basis.

The Warrants will become exercisable on the later of (a) the consummation of a Business Combination or (b) 12 months from the effective date of the registration statement relating to the IPO. The warrants will expire at 5:00 p.m., New York City time, on the fifth anniversary of our completion of an initial business combination, or earlier upon redemption.

The Company may redeem the outstanding warrants (including any outstanding warrants issued upon exercise of the unit purchase option issued to Ladenburg Thalmann & Co., Inc.,), in whole and not in part, at a price of $0.01 per warrant:

●	at any time while the Public Warrants are exercisable,

●	upon not less than 30 days’ prior written notice of redemption to each Public Warrant holder,

●	if, and only if, the reported last sale price of the ordinary shares equals or exceeds $18.00 per share, for any 20 trading days within a 20 trading day period ending on the third trading day prior to the notice of redemption to Public Warrant holders, and

●	if, and only if, there is a current registration statement in effect with respect to the issuance of the ordinary shares underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

If the foregoing conditions are satisfied and the Company would issue a notice of redemption, each warrant holder can exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the ordinary shares may fall below the $18.00 trigger price as well as the $11.50 warrant exercise price per full share after the redemption notice is issued and not limit our ability to complete the redemption.

The redemption criteria for the warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the warrant exercise price so that if the share price declines as a result of our redemption call, the redemption will not cause the share price to drop below the exercise price of the warrants.

If the Company call the warrants for redemption as described above, our management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the whole warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of ordinary shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. Whether the Company will exercise our option to require all holders to exercise their warrants on a “cashless basis” will depend on a variety of factors including the price of our ordinary shares at the time the warrants are called for redemption, the Company’s cash needs at such time and concerns regarding dilutive share issuances.

Private Warrants

Simultaneously with the closing of the Initial Public Offering, the Company consummated a private placement of 225,000 Private Units at $10.0 per unit, purchased by the sponsor. The Private Units are identical to the units sold in the Initial Public Offering except that the warrants included in the Private Units (the “Private Warrants”) and the ordinary shares issuable upon the exercise of the Private Warrants will not be transferable, assignable or saleable until after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Warrants will be exercisable on a cashless basis and will be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

The private warrants are accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liabilities on the balance sheets. The warrants were classified as Level 3 at the initial measurement date due to the use of unobservable inputs.

The Company established the initial fair value for the private warrants at $380,000 on February 11, 2021, the date of the Company’s Initial Public Offering, using a Black-Scholes model. The Company allocated the proceeds received from the sale of Private Units, first to the private warrants based on their fair values as determined at initial measurement, with the remaining proceeds recorded as ordinary shares subject to possible redemption, and ordinary shares based on their relative fair values recorded at the initial measurement date. The warrants were classified as Level 3 at the initial measurement date due to the use of unobservable inputs.

The key inputs into the Black-Scholes model were as follows at their following measurement dates:

	December 09, 2022	December 31, 2022	December 31, 2022	December 31, 2023	December 31, 2023
	USD	USD	RMB	USD	RMB
Input
Share price	10.47	1.25	8.71	0.91	6.45
Risk-free interest rate	3.8%	4.0%	4.0%	3.95%	3.95%
Volatility	5.7%	5.7%	5.7%	5.7%	5.7%
Exercise price	11.50	11.50	80.09	11.50	81.45
Warrant life (yr)	4.97	4.92	4.92	3.92	3.92

As of December 9, 2022, the aggregate value of the private warrants was $123,750. The change in fair value from January 1, 2022 to December 9, 2022 was approximately $300,000 was included in the historical retained earnings (accumulated deficits) of Venus. The fair value of the warrants on December 31, 2022 and 2023 were nil, mainly due to the high excersice price comparing to actual share price. The change in fair value of warrants of $123,750 from December 9, 2022 to December 31, 2022 and is reflected in the Company’s Statement of Operations.

Note 18 — Commitments and contingencies

Contingencies

From time to time, the Company is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of any unresolved matters, individually and in the aggregate, is reasonably possible to have a material adverse effect on the Company’s financial position, results of operations or cash flows.

However, litigation is subject to inherent uncertainties and the Company’s view of these matters may change in the future. The Company records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Company reviews the need for any such liability on a regular basis. The Company has not recorded material liabilities in this regard as of December 31, 2022 and 2023, respectively.

Note 19 — Segments

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments.

The Company’s chief operating decision maker is the Chief Executive Officer, who reviews the financial information of the separate operating segments when making decisions about allocating resources and assessing the performance of the group. The Company has determined that it has two operating segments: (1) central processing algorithm services and (2) intelligent chips and services.

The following tables present summary information by segment for the years ended December 31, 2021, 2022 and 2023:

	Central processing algorithm services	Intelligent chips and services	Total December 31, 2021
	RMB	RMB	RMB
Revenues	273,040,158	256,210,506	529,250,664
Cost of revenues	96,882,046	218,715,087	315,597,133
Gross profit	176,158,112	37,495,419	213,653,531
Depreciation and amortization	2,420,483	1,108,263	3,528,746
Total capital expenditures	-	229,589	229,589

	Central processing algorithm services	Intelligent chips and services	Total December 31, 2022
	RMB	RMB	RMB
Revenues	447,812,310	138,247,782	586,060,092
Cost of revenues	324,243,973	134,343,805	458,587,778
Gross profit	123,568,338	3,903,976	127,472,314
Depreciation and amortization	1,706,553	7,539,696	9,246,249
Total capital expenditures	1,082,391	-	1,082,391

	Central processing algorithm services	Intelligent chips and services	Total December 31, 2023
	RMB	RMB	RMB	USD
Revenues	569,906,586	10,109,828	580,016,414	81,891,992
Cost of revenues	395,959,074	10,067,646	406,026,720	57,326,545
Gross profit	173,947,512	42,182	173,989,694	24,565,447
Depreciation and amortization	6,774,207	406,754	7,180,961	1,013,873
Total capital expenditures	72,139	-	72,139	10,185

Total assets as of:

	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	USD
Central processing algorithm services	332,817,542	410,520,259	57,960,984
Intelligent chips and services	169,237,705	-	-
Total assets	502,055,247	410,520,259	57,960,984

The Company’s operations are primarily based in the mainland PRC, Hong Kong and international, where the Company derives a substantial portion of their revenues. Management also review consolidated financial results by business locations. Disaggregated information of revenues by geographic locations are as follows:

	For the year ended December 31, 2021	For the year ended December 31, 2022	For the year ended December 31, 2023	For the year ended December 31, 2023
	RMB	RMB	RMB	USD
Mainland PRC revenues	270,156,427	448,978,186	540,294,309	76,262,305
Hong Kong revenues	34,389,531	-	29,612,277	4,202,290
International revenues	218,486,434	137,081,907	10,109,828	1,427,397
Total revenues	523,032,392	586,060,092	580,016,414	81,891,992

Note 20 — Subsequent events

The Company evaluated all events and transactions that occurred after December 31, 2023 up through the date the Company issued these consolidated financial statements.

Issuance Up to $4,000,000 Ordinary Shares

On January 4, 2024, we entered into a Securities Purchase Agreement with our parent company, WiMi Hologram Cloud Inc., pursuant to which the Company sold to WiMi 8,000,000 ordinary shares for a total consideration of $4,000,000, representing a per share consideration of $0.50 (“WiMi Share Purchase”). On January 8, 2024, the closing of the WiMi Share Purchase occurred. In addition to making a cash injection, the purpose of the WiMi Share Purchase is to mitigate risk of dilution in anticipation of potential issuance and sale of additional securities by the Company pursuant to the Company’s registration statement on Form F-3 which became effective on December 27, 2023.

Issuance Up to $2,900,000 Ordinary Shares

On January 10, 2024, we entered into securities purchase agreements with certain investors pursuant to which the Company sold an aggregate of 5,800,000 ordinary shares for a total consideration of $2,900,000 at a per share consideration of $0.5 per share.

Forward Purchase Agreement with WiMi Hologram Cloud Inc.

On February 27, 2024, we entered into a Forward Purchase Agreement with WiMi, pursuant to which WiMi will purchase up to $11,000,000 of ordinary shares of the Company at the Conversion Price in the event the Investors elect to receive conversion shares. The purpose of the potential sale and purchase under the Forward Purchase Agreement is to ensure that WiMi’s shareholding in the Company remains above 51% in the event the purchasers of our notes pursuant to the February 27, 2024 convertible note purchase agreements elect to convert all or a portion of the outstanding balance to our ordinary shares.

Convertible Note Transaction with Certain Investors

On February 27, 2024, we entered into Securities Purchase Agreements with certain investors (the “Investors”), relating to our issuance of an aggregate of $11,000,000 (the “Principal Amount”) Convertible Promissory Notes due after 360 days of issuance (the “Convertible Notes”) and our ordinary shares that are issuable upon conversion of the Convertible Note.

Share Consolidation

On March 22, 2024, the Company’s Share Consolidation plan became effective. Pursuant to the plan, every ten (10) shares of the Company’s ordinary share issued, par value of US$0.001, was consolidated into one (1) share of ordinary share, par value $0.01, and the authorized share capital of the Company was reduced from US$200,000 divided into 200,000,000 shares of a nominal or par value of US$0.0001 each to US$200,000 divided into 20,000,000 shares of a nominal or par value of US$0.01 each (the “Share Consolidation”). No fractional shares be issued in connection with the Share Consolidation and all fractional shares (after aggregating all fractional shares that would otherwise be received by a shareholder) resulting from the Share Consolidation shall instead be rounded up to the nearest whole number of shares.

Immediately following the Share Consolidation, the authorized share capital of the Company be increased from US$200,000 divided into 20,000,000 shares of a nominal or par value of US$0.01 each to US$2,000,000 divided into 200,000,000 shares of a nominal or par value of US$0.01 each, by the creation of an additional 180,000,000 shares of a nominal or par value of US$0.01 each to rank pari passu in all respects with the existing shares in the capital of the Company.

Following the Share Consolidation, the exercise price of the Company’s warrants to purchase ordinary shares will be adjusted from $11.50 to $115.00 pursuant to the warrant agreement.

Pursuant to requirements under ASC 260, the Company made retrospective changes relating to the Share Consolidation in this financial report, as the Share Consolidation was made effective before issuance of this financial report.

Note 21 — Condensed financial information of the parent company

The Company performed a test on the restricted net assets of consolidated subsidiary in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial statements for the parent company.

The subsidiary did not pay any dividend to the Company for the periods presented. For the purpose of presenting parent only financial information, the Company records its investment in its subsidiary under the equity method of accounting. Such investment is presented on the separate condensed balance sheets of the Company as “Investment in subsidiary” and the income of the subsidiary is presented as “share of income of subsidiary”. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted.

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2022 and 2023.

PARENT COMPANY BALANCE SHEETS

	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	USD
ASSETS
CURRENT ASSETS
Cash in bank	1,894	-	-
Other receivables – intercompany	143,883,927	144,913,713	20,460,236
Total current assets	143,885,821	144,913,713	20,460,236
NON-CURRENT ASSETS
Investment in subsidiaries	322,109,560	-	-
Total non-current assets	322,109,560	177,578,938	25,072,209
Total assets	465,995,381	322,492,651	45,532,445

LIABILITIES AND SHAREHOLDERS’ EQUITY
COMMITMENTS AND CONTINGENCIES
Other payables - related party	1,067,903	1,086,011	153,333
Total current liabilities	1,067,903	1,086,011	153,333
Total liabilities	1,067,903	1,086,011	153,333
SHAREHOLDERS’ EQUITY
Preferred shares, USD0.001 par value; 1,000,000 shares authorized; no share issued
Ordinary shares[1], USD0.01 par value, 200,000,000 shares authorized, 4,385,671 and 5,160,671 issued and outstanding as of December 31, 2022 and 2023	312,543	365,515	51,607
Additional paid-in capital	330,083,330.00	439,776,100	62,091,589
Retained earnings	133,314,276.00	(77,156,553)	(10,893,664)
Statutory reserves	12,524,509.00	13,134,098	1,854,391
Accumulated other comprehensive loss	(11,300,083.00)	(54,712,520)	(7,724,811)
Total shareholders’ equity	464,927,478	321,406,640	45,379,112
Total liabilities and shareholders’ equity	465,995,381	322,492,651	45,532,445

1	All period results have been adjusted for the share consolidation effective March 22, 2024.

PARENT COMPANY STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Years Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
OPERATING EXPENSES
General and administrative	-	(13,674)	(1,424,697)	(201,152)
Stock compensation	-	-	(117,415,639)	(16,577,808)
Total operating expenses	-	(13,674)	(118,840,336)	(16,778,960)
LOSS FROM OPERATIONS
OTHER INCOME (EXPENSE)
Equity income (loss) of subsidiaries	55,275,852	(46,823,832)	48,218,056	6,807,864
Total other income (expense), net	55,275,852	(46,823,832)	48,218,056	6,807,864
NET INCOME (LOSS)	55,275,852	(46,837,506)	(167,058,392)	(23,586,824)
FOREIGN CURRENCY TRANSLATION ADJUSTMENT	7,366,219	(30,385,540)	(43,412,437)	(6,448,539)
COMPREHENSIVE INCOME (LOSS)	62,642,071	(77,223,046)	(210,470,829)	(30,035,363)

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	55,275,852	(46,837,506)	(167,058,392)	(23,586,824)
Adjustments to reconcile net income to cash used in operating activities:
Stock compensation expense	-	-	117,415,639	16,577,808
Change in fair value of warrant liability		(832,354)	-	-
Equity income of subsidiaries	55,275,852	46,823,832	48,218,056	6,807,864
Change in operating assets and liabilities
Intercompany	-	(138,122,488)	1,029,786	145,395
Net cash used in operating activities	-	(138,968,516)	(394,911)	(55,757)

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash received from recapitalization	-	143,898,080	1,410,076	199,087
Net cash provided by investing activities	-	143,898,080	1,410,076	199,087

CASH FLOWS FROM FINANCING ACTIVITIES:
Net cash provided by financing activities	-	-	-	-

EFFECT OF EXCHANGE RATE ON CASH	-	-	(1,017,059)	(143,602)

CHANGES IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	-	1,894	1,894	272

CASH, CASH EQUIVALENTS AND RESTRICTED CASH, beginning of year	-	-	1,894	272

CASH, CASH EQUIVALENTS AND RESTRICTED CASH, end of year	-	1,894	-	-

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the parent company balance sheets that sum to the total of the same amounts shown in the parent company statements of cash flows:

	For the Years Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
Cash and cash equivalents	-	1,894	-	-
Restricted cash	-	-	-	-
Total cash, cash equivalents and restricted cash shown in the parent company statements of cash flows	-	1,894	-	-