Form 20-F
period 2024-12-31
MicroAlgo Inc.
filed 2025-04-28
CIK 1800392

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

ir@microalgor.com

Unit 507, Building C, Taoyuan Street,

Long Jing High and New Technology Jingu Pioneer Park,

Nanshan District, Shenzhen, People’s Republic of China

Tel: (86)0755-88600589

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Class A Ordinary share, $0.2 par value	MLGO	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 13,136,546 Class A Ordinary shares and 10,000,000 Class B Ordinary shares were outstanding as of December 31, 2024.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement Item the registrant has elected to follow. Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

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

ii

INTRODUCTORY NOTE

Except where the context otherwise indicates and for the purpose of this annual report only:

●	“China” or “PRC” are to the People’s Republic of China;

●	“CPM” are to cost per mille, a term used in traditional online advertising and marketing related to web traffic that measures the cost or expense incurred for every thousand potential customers who view the advertisement;

●	“GAAP” are to the generally accepted accounting principles in the United States;

●	“Hong Kong” or “HK” are to the Hong Kong Special Administrative Region of the PRC;

●	“HK$”, “HKD” or “Hong Kong dollars” are to the legal currency of the Hong Kong SAR;

●	“Class A Ordinary shares” are to our Class A Ordinary shares, par value US$0.2 per share;

●	“Class B Ordinary shares” are to our Class B Ordinary shares, par value US$0.2 per share;

●	“RMB” or “Renminbi” are to the legal currency of the People’s Republic of China;

●	“US$”, “dollars”, “USD” or “U.S. dollars” are to the legal currency of the United States;

●	“SAFE” are to the State Administration for Foreign Exchange;

●	“MOFCOM” are to the Ministry of Commerce of the People’s Republic of China;

●	“View” are to the number of times an advertisement is fetched (each time an advertisement is fetched, it is counted as one impression or one view or one impression); and

●	“MLGO”, “we”, “us”, “our company”, “the company”, “our”, or similar terms used in this annual report are to MicroAlgo Inc., a Cayman Islands exempted company, including its wholly-owned and majority-owned subsidiaries and, in the context of describing our operations and consolidated financial information.;

Our reporting currency is the Renminbi. This annual report on Form 20-F also contains translations of Renminbi amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at the rate of RMB 7.1884 to USD 1.00, representing the mid-point reference rate set by People’s Bank of China on December 31, 2024. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

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

Our Class A Ordinary shares are listed on the Nasdaq Stock Market LLC (“NASDAQ”) and Public Warrants are traded in the Over-The-Counter Market (“OTC”) under the trading symbols “MLGO” and “VENAF” respectively.

MicroAlgo is not an operating company, but a holding company incorporated in the Cayman Islands. MicroAlgo operates its business through its subsidiaries in the PRC in which it owns equity interests.

The following diagram illustrates our corporate structure, including our principal subsidiaries, as of the date of this annual report.

The Holding Foreign Companies Accountable Act

Our Class A Ordinary shares may be prohibited from trading on a national exchange or over-the-counter under the Holding Foreign Companies Accountable Act (“HFCA Act”) if the Public Company Accounting Oversight Board (United States) (the “PCAOB”) is unable to inspect our auditor for two consecutive years. Our current auditor, Onestop Assurance PAC (“Onestop”), the independent registered public accounting firms that issue the financial reports included elsewhere in this report, was registered with the PCAOB. The PCAOB conducts regular inspections to assess their compliance with the applicable professional standards. Onestop is headquartered in Singapore.

On December 16, 2021, the PCAOB issued a report notifying the SEC of its determinations (the “PCAOB Determinations”) that they are unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong. The report sets forth lists identifying the registered public accounting firms headquartered in mainland China and Hong Kong, respectively, that the PCAOB is unable to inspect or investigate completely, and as of the date of this report, Onestop is not included in the list of PCAOB Identified Firms in the PCAOB Determinations issued on December 16, 2021. On August 26, 2022, the China Securities Regulatory Commission (the “CSRC”), the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”), governing inspections and investigations of audit firms based in China and Hong Kong. Pursuant to the Protocol, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the U.S. Securities and Exchange Commission. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations issued in December 2021. On December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act was enacted, which amended the Holding Foreign Companies Accountable Act, by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

As such, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCA Act for the fiscal year ended December 31, 2024. Notwithstanding the foregoing, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, then such lack of inspection could cause our securities to be delisted from Nasdaq Stock Market. In addition, whether the PCAOB will continue be able to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2024 and beyond. The PCAOB is required under the HFCA Act to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. See “Risk Factors—Risks Related to Doing Business in China—If the PCAOB is unable to inspect our auditors as required under the Holding Foreign Companies Accountable Act, the SEC will prohibit the trading of our shares. A trading prohibition for our shares, or the threat of a trading prohibition, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors, if any, would deprive our investors of the benefits of such inspections.”

Permission Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries in China. Our operations in China are governed by PRC laws and regulations. Based on our understanding of PRC laws, our PRC subsidiaries are required to obtain a Business License in order to conduct business in the PRC. As of the date of this annual report, our consolidated affiliated Chinese entities have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, our subsidiaries in China. However, given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by government authorities, we cannot assure you that we have obtained all the permits or licenses required for conducting our business in China. We may be required to obtain additional licenses, permits, filings or approvals for our functions and services in the future. For more detailed information, see “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industry — We may be materially and adversely affected by the complexity, uncertainties and changes in PRC regulation of the Internet industry and companies.”

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

Summary of Risk Factors

Investment in our Class A Ordinary shares involves significant risks. Below is a summary of material risks we face, organized under relevant headings. These risks are discussed more fully in “Item 3. Key Information—D. Risk Factors.”

Risk Factors Relating to our Business and Industry

●	We operate in a relatively new and rapidly evolving market.

●	Our competitive position and results of operations could be harmed if we do not compete effectively.

●	We have a limited operating history, and it may not be able to sustain rapid growth, effectively manage growth or implement business strategies.

●	Recent acquisitions could prove difficult to integrate, disrupt the business, dilute shareholder value and strain the resources.

●	Failure to maintain adequate financial, information technology and management processes and controls could result in material weaknesses which could lead to errors in our financial reporting, which could adversely affect our business.

●	If we fail to keep up with industry trends or technological developments, or develop, acquire, market and offer new products and services, our business, results of operations and financial condition may be materially and adversely affected.

●	Our results of operations could materially suffer in the event of insufficient pricing to enable us to meet profitability expectations.

●	We make significant investments in research and development of new products and services that may not achieve expected returns.

●	We require a significant amount of capital to fund our research and development investments. If we cannot obtain sufficient capital on favorable terms or at all, our business, financial condition and prospects may be materially and adversely affected.

●	Our success depends on our ability to attract, hire, retain and motivate key management personnel and highly skilled employees.

●	Our business depends substantially on the market recognition of our brand and negative media coverage could adversely affect our business.

●	Our failure to protect intellectual property rights may undermine our competitive position.

●	Our services or solutions could infringe upon the intellectual property rights of others, or we might lose our ability to utilize the intellectual property of others.

●	We may not be able to protect our source code from copying if there is an unauthorized disclosure.

●	Third parties may register trademarks or domain names or purchase internet search engine keywords that are similar to our trademarks, brand or websites, or misappropriate our data and copy our platform, all of which could cause confusion to our users, divert online customers away from our products and services or harm our reputation.

●	Our business is highly dependent on the proper functioning and improvement of our information technology systems and infrastructure. Our business and operating results may be harmed by service disruptions, or by our failure to timely and effectively scale up and adjust our existing technology and infrastructure.

●	Our operations depend on the performance of the Internet infrastructure and fixed telecommunications networks in China, which may experience unexpected system failure, interruption, inadequacy or security breaches.

●	We use third-party services and technologies in connection with our business, and any disruption to the provision of these services and technologies to us could result in adverse publicity and a slowdown in the growth of our users, which could materially and adversely affect our business, financial condition and results of operations.

●	Our insurance policies may not provide adequate coverage for all claims associate with our business operations.

●	We may be subject to claims, disputes or legal proceedings in the ordinary course of our business. If the outcome of these proceedings is unfavorable to us, then our business, results of operations and financial condition could be adversely affected.

●	We may need additional capital to support or expand our business, and we may be unable to obtain such capital in a timely manner or on acceptable terms, if at all.

●	We are a “controlled company” within the meaning of the applicable Nasdaq listing rules and, as a result, will qualify for exemptions from certain corporate governance requirements. If we rely on these exemptions, you will not have the same protections afforded to shareholders of companies that are subjected to such requirements.

●	Our dual-class voting structure will have the effect of concentrating voting control with holders of Class B Ordinary Shares, which will limit the ability of our other investors to influence corporate matters, including the election of directors and the approval of any change of control transaction.

●	Our business may be materially and adversely affected by the effects of natural disasters, health epidemics or similar situation.

●	We may be materially and adversely affected by the complexity, uncertainties and changes in PRC regulation of the Internet industry and companies.

●	Our business generates and processes a large amount of data, and we are required to comply with PRC laws and regulations relating to cyber security. These laws and regulations could create unexpected costs, subject us to enforcement actions for compliance failures, or restrict portions of our business or cause us to change our data practices or business model.

●	We may be liable for improper use or appropriation of personal information provided directly or indirectly by our customers or end users.

●	We and our subsidiaries have a limited customer base and depend on a small number of customers for a significant portion of revenues which may result in heightened concentration risk.

●	We and our subsidiaries depend on a limited number of vendors for a significant portion of our purchase which may result in heightened concentration risk.

Risk Factors Relating to Doing Business in China

●	Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

●	If the chops of our PRC subsidiaries and their respective subsidiaries, are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

●	The PRC government exerts substantial influence over the manner in which we, our subsidiaries must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S. exchanges, however, if we are required to obtain approval in the future and was denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors.

●	We are or may be required to obtain certain permissions from Chinese authorities to issue securities to foreign investors.

●	Adverse changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, financial condition and results of operations.

●	A severe or prolonged downturn in the PRC or global economy and political tensions between the United States and China could materially and adversely affect our business and our financial condition.

●	The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies, including companies based in China, upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB.

●	Uncertainties in the promulgation, interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

●	We are subject to extensive and evolving legal system in the PRC, non-compliance with which, or changes in which, may materially and adversely affect our business and prospects, and may result in a material change in our operations and/or the value of our Class A Ordinary shares or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

●	Under the PRC enterprise income tax law, we may be classified as a “PRC resident enterprise”, which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.

●	We may not be able to obtain certain benefits under relevant tax treaties on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiaries.

●	We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

●	Certain judgments obtained against us by our shareholders may not be enforceable.

●	The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and results of operations.

●	The M&A Rules and certain other PRC regulations may make it more difficult for us to pursue growth through acquisitions.

●	PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us to liability and penalties under PRC law.

●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds we receive from offshore financing activities to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand business.

●	Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy liquidity requirements, conduct business and pay dividends to holders of our Class A Ordinary shares.

●	Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

●	Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

●	Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the PRC plan participants or we to fines and other legal or administrative sanctions.

●	Our leased property interests may be defective and our right to lease the properties affected by such defects may be challenged, which could adversely affect our business.

●	If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders

Risk Factors Relating to an Investment in our Class A Ordinary shares

●	Certain judgments obtained against us by our shareholders may not be enforceable.

●	The market price for our Class A Ordinary shares have fluctuated and may be volatile.

●	Our Key Projected Financial Metrics are subject to significant risks, assumptions, estimates and uncertainties, including assumptions regarding future market and changes in regulations. As a result, our projected revenues, market share, expenses and profitability may differ materially from our expectations.

●	We may be unable to obtain additional financing to fund our operations or growth.

●	Our share price may be volatile and could decline substantially.

●	We do not intend to pay cash dividends for the foreseeable future.

●	We may be subject to securities litigation, which is expensive and could divert management attention.

●	The sale or availability for sale of substantial amounts of our Class A Ordinary shares could adversely affect their market price.

●	If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about us or our business, our Class A Ordinary shares price and trading volume could decline.

●	We may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.

●	If we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of Nasdaq, our securities may not be listed or may be delisted, which could negatively impact the price of our securities and your ability to sell them.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the report based on foreign laws.

●	Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect our business, investments and results of operations.

●	Future changes to tax laws could adversely affect us.

●	We are an emerging growth company within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

●	We became a PFIC, which could result in adverse U.S. federal income tax consequences to U.S. Holders.

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

Although we expect to rely on net cash provided by operating activities and financing through capital markets for liquidity needs as our business continues to grow, and after it becomes a public company, there can be no assurances that we will be successful in our efforts to diversify sources of liquidity. If we raise additional funds through future issuance of equity or convertible debt securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Class A Ordinary shares. Any debt financing that we secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, including the ability to pay dividends. This may make it more difficult for us to obtain additional capital to fund our research and development, and pursue business opportunities, including potential acquisitions. If we are unable to obtain sufficient capital to meet capital needs, then it may not be able to implement growth strategies, which may cause our business, financial condition and general prospects to be materially and adversely affected.

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

As of December 31, 2024, we have a total number of 87 employees. We believe that our future success depends on our continued ability to attract, hire, retain and motivate qualified and skilled employees, as they are critical in improving our infrastructure and technologies and optimizing our operations. Competition for recruitment of highly skilled professionals is intense, which could also increase costs to attract and retain talented employees. We may not be able to hire and retain skilled employees at compensation levels consistent with our existing compensation level and structure. Some of the companies with which we compete for experienced employees may have greater resources than us do and may be able to offer more attractive terms of employment. In addition, we invest significant time and resources in training employees to ensure their competitiveness, which increases these employees’ value to competitors who may seek to recruit them. If we fail to retain these employees, we could incur significant expenses in hiring and training new employees, and our ability to provide services consistently could diminish, resulting in a material adverse effect on our business and ability to sustain profitability. Moreover, if any member of our management team or any of our other key personnel joins a competitor or forms a competing business, our trade secrets and know-hows may leak which could have a material adverse effect on our business.

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

We are a “controlled company” as defined under the Nasdaq Stock Market corporate governance rules because WIMI, our Major shareholder, beneficially owns more than 50% of the total voting power. Additionally, on November 29, 2024, the shareholders of the Company authorized the establishment of a dual-class share structure. This involved the creation of Class B ordinary shares, each carrying 20 votes, whereas each Class A ordinary share carries one vote. Consequently, upon issuance, the holders of Class B shares will possess a disproportionately higher voting influence on shareholder resolutions. Under the “controlled company” corporate governance rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company.” For so long as we remain a controlled company under that definition, it is permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors or that we must establish a nominating committee and a compensation committee composed entirely of independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subjected to these corporate governance requirements.

Our dual-class voting structure will have the effect of concentrating voting control with holders of Class B Ordinary Shares, which will limit the ability of our other investors to influence corporate matters, including the election of directors and the approval of any change of control transaction.

Our authorized and issued ordinary shares divide into Class A Ordinary shares and Class B Ordinary shares. Holders of Class A Ordinary Shares are entitled to one vote per share, while holders of Class B Ordinary Shares are entitled to twenty votes per share. Holders of Class B Ordinary Shares will have the ability to control matters requiring shareholders’ approval, including any amendment of our memorandum and articles of association and approval over any change of control transactions. Our Class A and Class B Ordinary Shares are not convertible.

As a result of the dual-class share structure and the concentration of ownership, holders of Class B Ordinary Shares have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. WIMI Hologram Cloud Inc., our parent company beneficially owns all of our Class B Ordinary Shares. As of December 31, 2024, these Class B Ordinary Shares constitutes approximately 95% of the aggregate voting power of our total issued and outstanding Ordinary Shares due to the disparate voting powers associated with our dual-class share structure. As such, WIMI Hologram Cloud Inc. will have sufficient voting power to determine the outcome with respect to elections of directors, amendments to our Memorandum and Articles of Association that are subject to a shareholder vote, increases to the number of shares available for issuance under our equity incentive plans or adoption of new equity incentive plans, and approval of any merger, consolidation, sale of all or substantially all of our assets or other major corporate transaction requiring stockholder approval for the foreseeable future.

We cannot predict the effect our dual-class structure may have on the market of the Class A Ordinary Shares.

We cannot predict whether our dual-class structure will result in a lower or more volatile market price of our Class A Ordinary Shares, in adverse publicity, or in other adverse consequences. Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual-class structure of our Ordinary shares may prevent the inclusion of our Class A Ordinary Shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our Class A Ordinary Shares. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make our Class A Ordinary Shares less attractive to other investors. As a result, the market price of our Class A Ordinary Shares could be adversely affected.

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

Governments around the world, including the PRC government, have enacted or are considering legislation related to online businesses. There may be an increase in legislation and regulation related to the collection and use of anonymous internet user data and unique device identifiers, such as IP address or mobile unique device identifiers, and other data protection and privacy regulation. The PRC regulatory and enforcement regime with regard to data security and data protection is evolving. We may be required by Chinese governmental authorities to share personal information and data that we collect to comply with PRC laws relating to cybersecurity. All these laws and regulations may result in additional expenses to us, and any non-compliance may subject us to negative publicity which could harm our reputation and negatively affect the trading price of our Class A Ordinary shares. There are also uncertainties with respect to how these laws will be implemented in practice. PRC regulators have been increasingly focused on regulation in the areas of data security and data protection. We expect that these areas will receive greater attention and focus from regulators, as well as attract continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject it to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, we could become subject to penalties, fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected. In addition, regulatory authorities around the world have recently adopted or are considering a number of legislative and regulatory proposals concerning data protection. These legislative and regulatory proposals, if adopted, and the uncertain interpretations and application thereof could, in addition to the possibility of fines, result in an order requiring that we change our data practices, which could have an adverse effect on our business and results of operations.

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

On September 30, 2024, the Regulations on Network Data Security was promulgated and came into force as from January 1, 2025. The enacted version required that if a network data processor carries out network data processing activities that affects or may affect national security, it shall conduct a national security review in accordance with relevant state regulations, and emphasized special protection of important data. Important data refers to data in a specific field, a specific group, a specific region, or of a certain precision and scale, which, once tampered with, damaged, leaked, or illegally accessed or illegally utilized, may directly jeopardize national security, economic operation, social stability, public health and safety.

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

Due to the nature of our business and our limited operating history, we and our subsidiaries have a limited customer base and have depended on a small number of customers for a significant portion of revenues. For the years ended December 31, 2023 and 2024, we had 205 and 139 customers who engaged us to provide central processing algorithm services, respectively. For the years ended December 31, 2023 and 2024, we derived 9.3% and 12.0% of our total revenues from one largest customer, respectively. In terms of accounts receivable for the years ended December 31, 2023 and 2024, we derived 54.1% and 50.5% of our accounts receivable from 3 and 3 customers, respectively.

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

We and our subsidiaries, also conduct business with a limited number of vendors. For the years ended December 31, 2023 and 2024, 11.4% and 23.8% of our total purchases were from one and two largest vendors, respectively. In terms of accounts payable for the years ended December 31, 2023 and 2024, 90.3% and 71.5% of our accounts payable were from 5 and 3 vendors, respectively.

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

The business that we conduct through our subsidiaries is not subject to Special Management Measures for the Market Entry of Foreign Investment (Negative List) (2024 Version) (the “2024 Negative List”) issued by MOFCOM and the National Development and Reform Commission, but it is unclear whether any new “negative list” to be issued under the Foreign Investment Law will be different from the 2024 Negative List.

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

The PRC government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in our laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central data security, anti-monopoly policies or local PRC governments may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in the PRC or particular regions thereof, and could require us to divest itself of any interest it then holds in Chinese properties.

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

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the promulgation of new rules and explanations and interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties. For example, the enforcement of laws and rules and regulations in China can change quickly with little advance notice and there are risks that the Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our Class A Ordinary shares.

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

We are subject to extensive and evolving legal system in the PRC, non-compliance with which, or changes in which, may materially and adversely affect our business and prospects, and may result in a material change in our operations and/or the value of our Class A Ordinary shares or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

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

The occurrence of any of these events may materially and adversely affect our business and prospects and may result in a material change in our operations and/or the value of our Class A Ordinary shares or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors.

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

Non-PRC resident holders of our Class A Ordinary shares may also be subject to PRC withholding tax on dividends paid by us and PRC tax on gains realized on the sale or other disposition of Class A Ordinary shares, if such income is sourced from within the PRC. The tax would be imposed at the rate of 10% in the case of non-PRC resident enterprise holders and 20% in the case of non-PRC resident individual holders. In the case of dividends, we would be required to withhold the tax at source. Any PRC tax liability may be reduced under applicable tax treaties or similar arrangements. Although our holding company is incorporated in the Cayman Islands, it remains unclear whether dividends received and gains realized by our non-PRC resident holders of our Class A Ordinary shares will be regarded as income from sources within the PRC if we are classified as a PRC resident enterprise. Any such tax will reduce the returns on your investment in our Class A Ordinary shares.

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

Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy liquidity requirements, conduct business and pay dividends to holders of our Class A Ordinary shares.

We are a holding company incorporated in the Cayman Islands. We rely on dividends from our PRC subsidiaries for our cash and financing requirements, such as the funds necessary to pay dividends and other cash distributions to our shareholders, including holders of our Class A Ordinary shares, and service any debt us may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory condition and procedures, if any, determined under Chinese accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of their accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of our registered capital. Furthermore, if our PRC subsidiaries incur debt on their behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us, which may restrict our ability to satisfy our liquidity requirements.

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

We believe we are not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we would be subject to PRC enterprise income tax on our worldwide income at the rate of 25%. Furthermore, we would be required to withhold a 10% tax from dividends us pays to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to PRC tax on gains realized on the sale or other disposition of Class A Ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders and any gain realized on the transfer of the Class A Ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of us would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the Class A Ordinary shares.

Risk Factors Relating to an Investment in our Class A Ordinary shares

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

The market price for our Class A Ordinary shares have fluctuated and may be volatile.

The trading price of our Class A Ordinary shares have fluctuated since we first listed our Class A Ordinary shares on NASDAQ. The trading price of our Class A Ordinary shares could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our Class A Ordinary shares may be highly volatile for factors specific to our own operations, including the following:

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

Any of these factors may result in large and sudden changes in the volume and price at which our Class A Ordinary shares will trade.

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

The market price of our Class A Ordinary shares may be volatile, both because of actual and perceived changes in the company’s financial results and prospects, and because of general volatility in the stock market. The factors that could cause fluctuations in our share price may include, among other factors discussed in this section, the following:

●	actual or anticipated variations in the financial results and prospects of the company or other companies in the retail business;

●	changes in financial estimates by research analysts;

●	changes in the market valuations of other companies we compete with;

●	announcements by us or our competitors of new services and solutions, expansions, investments, acquisitions, strategic partnerships or joint ventures;

●	mergers or other business combinations involving us;

●	additions and departures of key personnel and senior management;

●	changes in accounting principles;

●	the passage of legislation or other developments affecting us or our industry;

●	the trading volume of our Class A Ordinary shares in the public market;

●	the release of lockup, escrow or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

●	potential litigation or regulatory investigations;

●	changes in economic conditions, including fluctuations in global and Chinese economies;

●	financial market conditions;

●	natural disasters, terrorist acts, acts of war or periods of civil unrest; and

●	the realization of some or all of the risks described in this section.

In addition, the stock markets have experienced significant price and trading volume fluctuations from time to time, and the market prices of the equity securities of retailers have been extremely volatile and are sometimes subject to sharp price and trading volume changes. These broad market fluctuations may materially and adversely affect the market price of our Class A Ordinary shares.

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

The market price of our Class A Ordinary shares may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert management’s attention from other business concerns, which could seriously harm our business.

The sale or availability for sale of substantial amounts of our Class A Ordinary shares could adversely affect their market price.

Sales of substantial amounts of our Class A Ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the market price of our Class A Ordinary shares and could materially impair our ability to raise capital through equity offerings in the future. As of December 31, 2024, we have 13,136,546 Class A Ordinary shares outstanding. The Class A Ordinary shares sold in our public offerings are freely tradable without restriction or further registration under the Securities Act. We have 1,831,506 Class A Ordinary shares are unavailable for sale, subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and applicable lock-up agreements. To the extent that these Class A Ordinary shares are sold into the market, the market price of our Class A Ordinary shares could decline.

Certain holders of our Class A Ordinary shares have the right to cause us to register under the Securities Act the sale of their shares. Registration of these shares under the Securities Act would result in Class A Ordinary shares representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of Class A Ordinary shares in the public market could cause the price of our Class A Ordinary shares to decline.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about us or our business, our Class A Ordinary shares price and trading volume could decline.

The trading market for our Class A Ordinary shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on us. If no securities or industry analysts commence coverage of us, the trading price for our Class A Ordinary shares would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our securities or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us, demand for our Class A Ordinary shares could decrease, which might cause our ordinary share price and trading volume to decline.

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

In addition, we may redeem your warrants after they become exercisable for a number of shares of our Class A Ordinary shares determined based on the redemption date and the fair market value of our Class A Ordinary shares. Any such redemption may have similar consequences to a cash redemption described above. In addition, such redemption may occur at a time when the warrants are “out-of-the- money,” in which case you would lose any potential embedded value from a subsequent increase in the value of our Class A Ordinary shares had your warrants remained outstanding.

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

If Nasdaq does not list our securities, or subsequently delists our securities from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our Class A Ordinary shares is a “penny stock,” which will require brokers trading in our Class A Ordinary shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary shares;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

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

Shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the security’s regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the security’s regulatory authorities in the Unities States have not been efficient in the absence of mutual and practical cooperation mechanism.

According to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. See also “Risk Factors Relating to an Investment in our Class A Ordinary shares— You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.”

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

We are an emerging growth company within the meaning of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As a result, our shareholders may not have access to certain information they may deem important. We could remain an emerging growth company for up to five years from the date of our IPO, although circumstances could cause us to lose that status earlier, including if the market value of our Class A Ordinary shares held by non-affiliates exceeds $700,000,000 as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict whether investors will find our securities less attractive because we will rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.

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

If we are deemed a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. holder of our Class A Ordinary shares, rights or warrants, the U.S. holder may be subject to adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. Our PFIC status for our current and subsequent taxable years may depend on whether we qualify for the PFIC start-up exception. Depending on the particular circumstances the application of the start-up exception may be subject to uncertainty, and there cannot be any assurance that we will qualify for the start-up exception. Accordingly, there can be no assurances with respect to our status as a PFIC for our current taxable year or any subsequent taxable year. Our actual PFIC status for any taxable year, however, will not be determinable until after the end of such taxable year. Moreover, if we determine that it is a PFIC for any taxable year, we will endeavor to provide to a U.S. holder such information as the Internal Revenue Service (“IRS”) may require, including a PFIC annual information statement, in order to enable the U.S. holder to make and maintain a “qualified electing fund” election, but there can be no assurance that we will timely provide such required information, and such election would be unavailable with respect to our warrants in all cases. U.S. holders are urged to consult their own tax advisors regarding the possible application of the PFIC rules to holders of our Class A Ordinary shares, rights and warrants. For a more detailed explanation of the tax consequences of PFIC classification to U.S. holders, see the section of this report captioned “Item 10. Additional Information—E. TAXATION——Material U.S. Federal Income Tax — Passive Foreign Investment Company.”

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

On December 9, 2022, in accordance with the Merger Agreement, the closing of the business combination (the “Closing”) occurred, pursuant to which Venus issued 198,019 Class A Ordinary shares1 to VIYI shareholders. As a result of the consummation of the business combination, VIYI is now a wholly-owned subsidiary of the Company, which has changed its name to MicroAlgo Inc.

VIYI Algorithm Inc. (“VIYI”), is a company incorporated on September 24, 2020 under the laws of the Cayman Islands. WiMi Hologram Cloud Inc. (“WiMi Inc.” or the “Parent”) is VIYI’s parent company. VIYI and its subsidiaries is primarily engaged in providing central processing algorithm services.

On March 27, 2023, Weidong established a fully owned subsidiary Shenzhen Weidong Technology Co., Ltd. (“SZ Weidong”) in Shenzhen.

On May 17, 2023, YY Online transferred 1% equity of Shanghai Guoyu to SZ Weidong.

On June 5, 2023, VIYI Technology Ltd established a fully owned subsidiary CDDI Capital Ltd (“CDDI”) in British Virgin Islands.

On June 27, 2023, CDDI formed a 55% owned subsidiary VIWO Technology Inc. (“VIWO Cayman”) in Cayman.

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

On February 2024, Shenzhen Viwotong transferred 100% equity of Tapuyu and Younike to Beijing Viwotong.

On March 7, 2024, Beijing Viwotong established a wholly-owned subsidiary, Beijing Weiyun Spacetime Technology Co., Ltd (“BJ Weiyun”).

In November, 2024, Beijing Viwotong transferred 100% equity of GZ Tapuyu and BJ Younike to BJ Weiyun for the purpose of easy for group management.

[1]	Number of shares has been retrospectively adjusted for the share consolidation (10 to1, and 20 to1) effective March 22, 2024 and December 13, 2024.

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

Competitive Strengths

We stand out as compared with our competitors in the following ways:

Leading bespoke central processing algorithm service provider in China enjoying first-mover advantages and rapid revenue growth

We are one of China’s leading central processing service providers and one of the earliest service providers to enter this field. In recent years, our business has grown rapidly and the growth rate of revenue has been increasing.

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

Market leader in cutting edge technology protected by intellectual property rights

We are the market leader in terms of the quantity of intellectual property. As of December 31, 2024, we own 519 proprietary intellectual property rights, which include 376 software copyrights, 3 artwork copyrights, 87 patents, 28 registered trademarks, 20 exclusive rights for the layout design of integrated circuit, 5 domain names and 3 copyrights of game works. The large quantity of intellectual property at our disposal as compared to our competitors exemplifies our commitment to research and development and long-term development.

We leverage our fixation on staying in the forefront of technological development to help customers explore solutions and needs that are yet to be identified. We then provide proprietary central processing algorithm solutions to meet those needs.

To maintain our market leader position, we are seizing opportunities arising from the increasing global application of emerging technologies such as cloud computing, AI, and 5G, by focusing on applications stemming from these technologies that are ripe for optimization via central processing algorithms. In the year ended December 31, 2024, we expended RMB 111.7 million (USD15.5 million) in research and development; we intend to commit more investments in the future to improve upon our research and development platform, retain talented individuals in the field of central processing algorithm technology, and strengthen the research and development for core technologies and products. Our efforts for research and development have, and will continue to secure our market leader position through technical barriers, which has allowed us to stay afront and be the first choice of our customers.

Visionary and experienced management team in the central processing algorithm industry and exceptional research and development team

We believe that our success is attributable in part to our experienced and visionary senior management team with extensive experience in China’s information technology industry. Our management team, led by Min Shu, our CEO and executive director, has delivered proven financial results since the company’s inception. Mr. Shu has accumulated over 24 years of experience in the information technology industry since he began his career as a software development engineer. Since entering the industry, he has also developed leadership and management skills in various management roles prior to joining us in 2018 as the deputy general manager of technology. Mr. Shu is supported by our senior management team, including our Chairman of the Board, Jie Zhao, Chief Financial Officer, Li He.

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

Currently, in response to the rapidly growing demands for large-scale data processing, the company keeps a close attention on the development trends of cutting-edge technologies such as quantum computing and conducts fundamental technological research to make necessary preparations for future technological evolution. At the present stage, the company is mainly focusing on promoting the reserve of relevant theories and technologies and simultaneously exploring the potential application directions in some business scenarios.

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

Our proprietary central processing algorithm solutions improve upon the processes by which our customers are able to make one of their most crucial business decisions—the effective placement of advertisements. In sum, our customers provide advertisement materials in the form of 3D models or images, which we process in our back servers into more detailed data such as color key and fusion image; we then purchase advertisement placement opportunities from ad traffic wholesalers and begins analyzing multimedia sources hosted on such traffic wholesalers with our image recognition software to extract scenario data from such videos to determine data points such as the location, time, space and other useful information. At the same time, we are also processing internet users’ data to achieve effective and precise placement of advertisements.

The diagram below illustrates the key steps of providing solutions to our digital marketing customers:

Application of central processing algorithm service in internet multi-media advertising

Adertising core business system
Advertising program
Advertising unit
Targeting settings
Monitoring and reporting
Traffic core business system
Delivery channel management
Advertising inventories management
Delivery seettings
Monitoring and management
ETL/Data warehouse service
MySQL distributed processing
Spark computing engine
MPP-SQL
Machine learning service
Click-through rate prediction service
Product selection service
Anti-fraud service
Crowd database SCS
Object storage
AD space database RDS
AD space database RDS
Providers
Traffic source
AD EXHANGE
SSP
DSP
Load Balance
DSP3
DSP2
DSP1
Ads connector
Pixel connector
Core functions
Traffic filtering
Product selection
Custom trgger
Click through rate predicition
Pixel processing module
On-click processing
Display processing
ID matching
Logging module
ADX3
ADX2
ADX1
Ads connector
Pixel connector
Core functions
Traffic filtering
Product selection
Click through rate predicition
Click through rate predicition
Pixel processing module
On-click processing
Display processing
ID matching
Logging module
SSP3
SSP2
SSP1
Ads connector
Pixel connector
Core functions
Mofule management
Distribution strategy
QPS control
Filling optimization
Pixel processing module
On-click processing
Display processing
ID matching
Logging Mdule

We first obtain advertisement placement opportunities from internet traffic wholesalers. We then use our image recognition software to perform scenario-based classification of such videos to determine their location, time, space, and other relevant information to identify the most appropriate places to insert our customers’ advertisements. With such data, we establish dynamic information databases in relation to these multimedia sources with technology such as Relational Database Service (RDS) to be further processed at our disposal. At the same time, our back servers are communicating with these traffic wholesaler’s servers to collect user data, which we then process with our crowd-based socio-cognitive systems (SCS) for the purpose of effectively placing our customer’s advertisement through a process of dynamic content optimization (DCO), with the aim of improving our customers’ consumer conversion rate.

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

Sales and Marketing

For the years ended December 31, 2023 and 2024, we had 205 and 139 customers who engaged us to provide central processing algorithm services and intelligent chips and services business, respectively. We focus our efforts to deepen our relationships with existing customers, develop relationships with new and potential customers, and on exploring untapped business opportunities. Our company has mature business development capabilities and oftentimes rely on customer referrals. As such, we do not require intensive investments in sales modeling. This results in direct cost savings in terms of project travel, public relations, and business entertainment.

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

Research and Development

As of December 31, 2024, our research and development team consisted of 52 full-time staff. The professional background of our team members include computer, software, computer graphic processing, data algorithm, and neural networks. Our research and development team has extensive experience, averaging 5 – 10 years of working experience, and is responsible for the design and development of solutions for our central processing algorithms services such as digital graphic lightweight, algorithm, data intelligence, and image synthesis.

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

Intellectual Property

Intellectual property rights are critical to our success and competitiveness. We rely on a combination of trademarks, patents, domain names, copyrights, and employee confidentiality agreements to protect our intellectual property rights. As of December 31, 2024, we owned:

●	Trademarks: 28 registered trademarks in the PRC;

●	Patents: 87 patents in the PRC;

●	Layout design of integrated circuit: 20 items in the PRC;

●	Domain names: 5 domain names in the PRC;

●	Copyrights: 3 works of artwork copyrights in the PRC;

●	Software copyrights: 376 works of software copyrights in the PRC;

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

Employees

We had 87 full-time employees as of December 31, 2024, all of our employees are based in China. The following table sets forth the number of our employees:

Function	full-time employees
Research and Development	52
Business and Marketing	17
Administrative, Human Resources and Finance	18
Total	87

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

Facilities

Our headquarter is located in Shenzhen, China, we currently lease approximately 589 square meters of office space in the aggregate, our maintain office in Unit 507, Building C, Taoyuan Street, Long Jing High and New Technology Jingu Pioneer Park, Nanshan District, Shenzhen, 518052. We believe that our existing facilities are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future needs.

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

The MOFCOM and NDRC, promulgated the Special Administrative Measures for the Access of Foreign Investment (Negative List) (2024 Version) (the “2024 Negative List”) on September 6, 2024, which became effective on November 1, 2024.

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

On September 30, 2024, the Regulations on Network Data Security was promulgated and came into force as from January 1, 2025. The enacted version required that if a network data processor carries out network data processing activities that affects or may affect national security, it shall conduct a national security review in accordance with relevant state regulations, and emphasized special protection of important data. Important data refers to data in a specific field, a specific group, a specific region, or of a certain precision and scale, which, once tampered with, damaged, leaked, or illegally accessed or illegally utilized, may directly jeopardize national security, economic operation, social stability, public health and safety.

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

On December 22, 2023, the National Press and Publication Administration issued the Administrative Measures for Internet Games (Draft for Comment), which provided detailed regulations for the protection of minors in online gaming operations. These rules include, but are not limited to: (i) strict control over the duration and time minors spend playing online games, (ii) prohibition of minors from accessing games that may easily lead to addiction or contain inappropriate content for minors, and (iii) prohibition of certain services provided to minors, such as account rental and sale, in-game currency and virtual item trading, game boosting or game leveling services, and probability-based luck draw features. As of the date of this annual report, the draft has not been formally adopted.

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

In addition, pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income which took effect in the PRC on January 1, 2007, the PRC resident enterprise which distributes dividends to its Hong Kong shareholders should pay income tax according to the PRC law. However, if the beneficiary of the dividends is a Hong Kong resident enterprise, which directly holds no less than 25% equity interests of the aforesaid enterprise (i.e. the dividend distributor), the tax levied shall be 5% of the distributed dividends.

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

We derive our revenue primarily from (i) central processing algorithms services for the internet advertisement and internet gaming industries (“CPA”) and (ii) intelligent chips and services.

Our total revenues were RMB 586.1 million, RMB 580.0 million and RMB 541.5 million (USD 75.3 million) for the year ended December 31,2022, 2023 and 2024, respectively. We recorded a net loss of RMB 46.5 million, RMB 266.2 million and net income of RMB 53.4 million (USD 7.3 million) for the years ended December 31, 2022, 2023 and 2024 respectively.

Key Factors Affecting Results of Operations

Our results of operations are affected by the factors discussed below.

Our ability to increase the number of customers and average revenue for central processing algorithm services

Approximately 76.4%, 98.3% and 100% of our revenues were generated from our central processing algorithm services for the years ended December 31, 2022, 2023 and 2024 respectively.

Our ability to increase our revenues and enhance our profitability will depend on our ability to continue to increase our customer base and revenue per customer for our central processing algorithm services. To achieve this, we strive to increase our marketing efforts and to enhance the quality and capabilities of our technologies.

Investment in technology and talent

We expend considerable capital and efforts in the research and development of algorithmic use cases and product solutions to maintain our competitiveness in the computer and internet industries. In light of the rapid growth of data volume, data processing capabilities are the key to enterprise development, which requires the advancement of technology related to central processing algorithms, new services, products, and capabilities to newer stages of development. To retain existing customers and attract potential customers, we must continue to innovate to keep pace with the growth of the industry and our business to bring forward new cutting-edge technologies. Our current research and development efforts primarily focus on enhancing its artificial intelligence technology, image processing technology, intelligent chips, and application solutions to create novel service and product offerings. We spent approximately RMB 161.2 million and RMB 111.7 million (USD 15.5 million) on research and development for the years ended December 31, 2023 and 2024, respectively.

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

Our ability to pursue strategic opportunities for growth

We intend to continually pursue strategic acquisitions and investments in selective technologies and businesses in the central processing algorithm industries to enhance our technology capabilities. We believe that a solid acquisition and investment strategy may be critical for us to accelerate our growth and strengthen its competitive position in the future. our ability to identify and execute strategic acquisitions and investments will likely affect our operating results over time.

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

Key Components of Our Results of Operations

We operate in one segment and generates revenue by providing (i) central processing algorithm services and (ii) intelligent chips and services. Please see our consolidated financial statements included elsewhere in this annual report.

Revenues

Our revenues consist of (i) providing central processing algorithm solutions, including internet advertising solutions, internet games services, and (ii) intelligent chips and services revenues.

Our breakdown of revenues for the years ended December 31, 2022, 2023 and 2024, respectively, is summarized below:

	For the Years Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	USD
Revenues
Central processing algorithm services	447,812,310	569,906,586	541,487,420	75,327,948
Intelligent chips and services	138,247,782	10,109,828	-	-
Total revenue	586,060,092	580,016,414	541,487,420	75,327,948

Cost of Revenues

Cost of revenue for our central processing algorithm solutions for the internet advertisement algorithm services, internet games services comprised of (i) costs paid to channel providers and shared costs with content providers based on the profit-sharing arrangements, (ii) third party consulting services expenses and (iii) compensation expenses for the Our professionals.

Cost of revenue for our intelligent chip and services consists primarily of the costs of products sold and third-party software development costs.

Our breakdown of cost of revenues for the years ended December 31, 2022, 2023 and 2024, respectively, is summarized below:

	For the Years Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	USD
Cost of revenues
Central processing algorithm services	324,243,973	395,959,074	387,719,164	53,936,782
Intelligent chips and services	134,343,805	10,067,646	-	-
Total cost of revenues	458,587,778	406,026,720	387,719,164	53,936,782

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

Results of Operations

Our consolidated results of operations for the years ended December 31, 2022, 2023 and 2024 are summarized below:

	For the Years Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	USD
Revenues	586,060,092	580,016,414	541,487,420	75,327,948
Cost of revenues	(458,587,778)	(406,026,720)	(387,719,164)	(53,936,782)
Gross profit	127,472,314	173,989,694	153,768,256	21,391,166
Selling expenses	(3,769,663)	(2,760,388)	(2,198,718)	(305,871)
General and administrative expenses	(34,516,321)	(24,916,851)	(19,744,131)	(2,746,666)
Research and development expenses	(93,684,006)	(161,191,572)	(111,688,665)	(15,537,347)
Stock compensation expense	-	(117,415,639)	-	-
Goodwill impairment loss	(35,493,300)	(106,274,006)	-	-
Impairment loss for long-lived assets	(13,713,233)	(6,602,198)	-	-
Change in fair value of warrant liability	832,355	-	-	-
OPERATING EXPENSES	(180,344,168)	(419,160,654)	(133,631,514)	(18,589,884)
(Loss)/Income from operations	(52,871,854)	(245,170,960)	20,136,742	2,801,282
Other income/(expense), net	2,528,434	(23,528,714)	38,396,160	5,341,406
(Loss)/Income before income taxes	(50,343,420)	(268,699,674)	58,532,902	8,142,688
Benefit of/(Provision for) income taxes	3,798,854	2,500,434	(6,138,045)	(853,882)
Net (loss)/income	(46,544,566)	(266,199,240)	52,394,857	7,288,806
Other comprehensive (loss)/income	(30,643,029)	(57,547,208)	5,004,259	702,680
COMPREHENSIVE (LOSS)/INCOME	(77,187,595)	(323,746,448)	57,399,116	7,991,486

Year Ended December 31, 2024 Compared to Years Ended December 31, 2023 and 2022

Revenues

We generate revenue primarily from central processing algorithm services and intelligent chips and services. For the years ended December 31, 2022, 2023 and 2024, our revenues were RMB 586.1 million, RMB 580.0 million and RMB 541.5 million (USD 75.3 million), respectively.

Our total revenues decreased by approximately RMB 6.0 million, or 1.0%, from approximately RMB 586.1 million for the year ended December 31, 2022 to approximately RMB 580.0 million for the year ended December 31, 2023, due to an increase of approximately RMB 122.1 million in central processing algorithm service revenue, and a decrease of approximately RMB 128.1 million in intelligent chips and services revenue.

Our total revenues decreased by approximately RMB 38.5 million (USD 5.4 million), or 6.6%, from approximately RMB 580.0 million for the year ended December 31, 2023 to approximately RMB 541.5 million (USD 75.3 million) for the year ended December 31, 2024, due to a decrease of approximately RMB 28.4 million (USD 4.0 million) in central processing algorithm service revenue, and a decrease of approximately RMB 10.1 million (USD 1.4 million) in intelligent chips and services revenue.

We generate revenues from advertising display services when we complete its performance obligation to deliver related advertising services based on the specific terms of the contract, which are commonly based on a specific action, e.g., cost per impression (“CPM”) for online display. Revenue from performance-based advertising services is generated when traffic users completed a transaction as specified in contracts. Revenues generated from mobile games include royalty payments from licensee operators of our mobile games and fees collected from game developers for using our game portal.

Our central processing algorithm services revenue decreased by approximately RMB 28.4 million (USD 4.0 million), or 5.0%, from approximately RMB 570.0 million for the year ended December 31, 2023, to approximately RMB 541.5 million (USD 75.3 million) for the year ended December 31, 2024. This decrease was primarily attributable to the overall market demand for internet advertising.

Intelligent chips and services revenues include revenues generated from the resale of intelligent chips. We generate revenues when the control of products is transferred to customers, as evidenced by customers’ signed acceptances. We also generate revenues from software development.

The revenue of our intelligent chips and services, which decreased by approximately RMB 10.1 million (USD 1.4 million), or 100.0%, from approximately RMB 10.1 million for the year ended December 31, 2023, compared to nil for the year ended December 31, 2024. The decline was due to the disposal of Fe-da Electronics and its subsidiaries in fiscal year 2023 and our revenue from Intelligent chips and services was mainly from Fe-da Electronics.

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

Our total cost of revenues decreased by approximately RMB 52.6 million, or 11.5%, from approximately RMB 458.6 million for the year ended December 31, 2022, to approximately RMB 406.0 million for the year ended December 31, 2023. Our total cost of revenues decreased by approximately RMB 18.3 million (USD 2.5 million), or 4.5%, from the year ended December 31, 2023, to approximately RMB 387.7 million (USD 53.9 million) for the year ended December 31, 2024.

Our cost of revenues for central processing algorithm services increased by approximately RMB 71.7 million, or 22.1%, from approximately RMB 324.2 million for the year ended December 31, 2022, to approximately RMB 396.0 million for the year ended December 31, 2023. The increase in the cost of revenues was mainly due to the increase in central processing algorithm services revenue.

Our cost of revenues for central processing algorithm services decreased by approximately RMB 8.2 million (USD 1.1 million), or 2.1%, from the year ended December 31, 2023, to approximately RMB 387.7 million (USD 53.9 million) for the year ended December 31, 2024. The decrease in the cost of revenues was mainly due to the decrease in central processing algorithm services revenue.

Our cost of revenues for intelligent chips and services decreased by approximately RMB 124.3 million or 92.5%, from approximately RMB 134.4 million for the year ended December 31, 2022, to approximately RMB 10.1 million for the year ended December 31, 2023. The decrease in the cost of revenues was mainly due to the disposal of Fe-da Electronics and its subsidiaries in the current fiscal year.

Our cost of revenues for intelligent chips and services decreased by approximately RMB 10.1 million (USD 1.4 million) or 100.0%, from the year ended December 31, 2023, to nil for the year ended December 31, 2024. The decrease in the cost of revenues was mainly due to the disposal of Fe-da Electronics and its subsidiaries in the current fiscal year, which was related to intelligent chips and services business before fiscal year 2024.

Gross Profit

Our gross profit decreased by approximately RMB 20.2 million (USD 2.8 million), from approximately RMB 174.0 million for the year ended December 31, 2023 to approximately RMB 153.8 million (USD 21.4 million) for the year ended December 31, 2024.

Operating Expenses

Operating Expenses were RMB 180.3 million, RMB 419.2 million and RMB 133.6 million (USD 18.6 million) for the years ended December 31, 2022, 2023 and 2024, respectively. The increase of approximately RMB 238.8 million, or 132.4% in 2023 was due to the disposal of Fe-da Electronics, fully goodwill impairment for Shenzhen Yitian and Shanghai Guoyu and loss for intangible assets of Guoyu, and stock compensation expenses. The decrease of approximately RMB 285.5 million (USD 39.7 million) or 68.1% in 2024 was mainly because there was no stock compensation expenses occurred and impairment loss occurred for goodwill and long-lived assets in financial year 2024.

Selling expenses were RMB 3.8 million, RMB 2.8 million and RMB 2.2 million (USD 0.3 million) for the years ended December 31, 2022, 2023 and 2024, respectively. The decrease of approximately RMB 1.0 million, or 26.8% in 2023 was due to the disposal of Fe-da Electronics reduced the number of sales personnel. The decrease of approximately RMB 0.6 million (USD 78,136), or 20.3% in financial year 2024 was due to the disposal of Khorgas Weidong and reduced the number of sales personnel of Younike.

General and administrative expenses were RMB 34.5 million, RMB 24.9 million and RMB 19.7 million (USD 2.7 million) for the years ended December 31, 2022, 2023 and 2024, respectively. The decrease of approximately RMB 9.6 million, or 27.8% in 2023 was mainly due to the disposal of Fe-da Electronics. The decrease of approximately RMB 5.2 million (USD 0.7 million), or 20.8% was mainly due to the reverse on credit losses of other receivables of Younike and Shenzhen Yitian in financial year 2024.

Research and development expenses were RMB 93.7 million, RMB 161.2 million and RMB 111.7 million (USD 15.5 million) for the years ended December 31, 2022, 2023 and 2024, respectively. The increase of approximately RMB 67.5 million, or 72.1% in 2023 was attributable to the increase in outsourced technical development service of approximately RMB 45.5 million focused on the research and development of the applications of central processing algorithm technologies in order to maintain our competitive advantage in the algorithm industry. The decrease of approximately RMB 49.5 million (USD 6.9 million), or 30.7% in 2024 was mainly because some R&D projects of Tapuyu, Shanghai Weimu and Khorgas Weidong had completed, and contemporary R&D technology was adequate for the business development needs, which was based on the attribution of resources and high efficiency.

Stock compensation expense was nil, RMB 117.4 million and nil for the year ended December 31, 2022, 2023 and 2024. The increase was due to our 2023 Equity Incentive Plan, we have granted an aggregate of 38,7501 Class A Ordinary shares to our employees and advisors in financial year 2023. There was no stock compensation expense occurred in financial year 2024.

Goodwill impairment losses were RMB 35.5 million, RMB 106.3 million and nil for the years ended December 31, 2022, 2023 and 2024, respectively. These impairment charges were driven by the disposal of Fe-da Electronics and the decline in forecasted profit from Shenzhen Yitian and Shanghai Guoyu in financial year 2023. There was no goodwill and the impairment losses occurred in financial year 2024.

Change in fair value of warrant liability amounted to approximately RMB 0.8 million for the year ended December 31, 2022 due to change in share price of the Company between December 9, 2022 where the Company completed its merger and December 31, 2022. The change in fair value of warrant liability between January 1, 2021 to December 9, 2022 was approximately $0.3 million which was included in Venus’s historical retained earnings (accumulated deficit). The fair value of the warrants on December 31, 2023 and 2024 were nil.

Other income (expenses), net

Total other income, net was RMB 2.5 million for the years ended December 31, 2022. The total other loss, net was RMB 23.5 million for the year ended December 31 2023. Total other income, net was RMB 38.4 million (USD 5.3 million) for the year ended December 31 2024. The total other loss increased of approximately RMB 26.1 million, or 1,030.6% in 2023 was due to the impairment of long-term investments as the result of the disposal of Fe-da Electronics and Khorgas 233. The total other income increased of approximately RMB 61.9 million (USD 8.6 million), or 263.2% in 2024 was mainly due to the increase of investment income from Shenzhen Weiyixin and the interest income occurred from the cash in bank.

Benefit of (Provision for) income taxes

Benefit of income taxes were RMB 3.8 million and RMB 2.5 million (USD 0.4 million) for the years ended December 31, 2022 and 2023, respectively. Provision for income taxes was RMB 6.1 million (USD 0.9 million) for the year ended December 31 2024. The increase in provision for income taxes of approximately RMB 1.3 million, or 34.2% in 2023 was due to the intangible assets amortization and impairment and provision for bad debts. The increase in provision for income taxes of RMB 8.6 million (USD 1.2 million), or 345.5% in 2024 was due to the increase of income taxes provision from Viwo Tech.

1	Number of shares has been retrospectively adjusted for the share consolidation (10 to1, and 20 to1) effective March 22, 2024 and December 13, 2024.

Net income (loss)

As a result of the combination of factors discussed above, our net loss increased from the year ended December 31, 2022, to approximately RMB 266.2 million of net loss for the year ended December 31, 2023. The net income increased by RMB 318.6 million (USD 44.3 million), or 119.7%, resulting in net income with the amount of approximately RMB 52.4 million (USD 7.3 million) for the year ended December 31, 2024.

After the deduction of non-controlling interest, net loss attributable to us was approximately RMB 46.8 million and RMB 268.2 million for the years ended December 31, 2022 and 2023, respectively. The net income attributable to us was RMB 38.6 million (USD 5.4 million) for the year ended December 31, 2024.

Comprehensive loss attributable to us was approximately RMB 77.2 million and RMB 325.8 for the years ended December 31, 2022 and 2023, respectively, compared to approximately RMB 43.6 million (USD 6.1 million) comprehensive income attributable to us for the same period in 2024.

B.	LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2024, we had cash and cash equivalents of approximately RMB 1,035.9 million (USD 144.1 million). Our working capital was approximately RMB 1,057.6 million (USD 147.1 million) as of December 31, 2024. In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. To date, we have financed our working capital requirements through cash flow generated from operations, debt and equity financings.

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

However, these restrictions have no material impact on the ability of these PRC subsidiaries to transfer funds to us as we have no present plans to declare dividends which it plans to retain our accumulated deficit to continue to grow our business. In addition, these restrictions have no material impact on the ability of us to meet its cash obligations, as a majority of our current cash obligations are due within the PRC. See “Item 3.D. Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of the offering to make loans or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

The following table summarizes the key components of our cash flows for the years ended December 31, 2022, 2023 and 2024.

	For the Years Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	USD
Net cash provided by/(used in) operating activities	13,151,930	(45,412,006)	29,296,189	4,075,482
Net cash provided by/(used in) investing activities	18,590,629	(16,717,029)	(124,617,958)	(17,335,980)
Net cash (used in)/ provided by financing activities	(16,296,787)	76,553,117	809,038,230	112,547,748
Effect of exchange rate change on cash and cash equivalents	9,896,303	5,077,311	5,004,259	696,158
Net change in cash and cash equivalents	25,342,076	19,501,393	718,720,720	99,983,408
Cash and cash equivalents, beginning of year	272,368,597	297,710,673	317,212,066	44,128,325
Cash and cash equivalents, end of year	297,710,673	317,212,066	1,035,932,786	144,111,733

Operating activities

Net cash provided by operating activities was approximately RMB 29.3 million (USD 4.1 million) for the year ended December 31, 2024, as compared to net cash used in operating activities of approximately RMB 45.4 million for the year ended December 31, 2023 and net cash provided by operating activities of approximately RMB 13.2 million for the year ended December 31, 2022.

Net cash provided by operating activities for the year ended December 31, 2024, was primarily attributable to net income of approximately RMB 52.4 million (USD 7.3 million) adjusted by loss from disposal of subsidiaries of RMB 54.7 million (USD 7.6 million), gain from short-term investment-unrealized of RMB 16.2 million (USD 2.3 million), credit losses of approximately RMB 4.9 million (USD 0.7 million) and amortization of operating lease right-of-use assets of RMB 1.0 million (USD 0.1 million). Cash inflow was attributable to the increase of other payables and accrued liabilities of RMB 52.2 million (USD 7.3 million). Cash inflow was offset by decrease in advance from customers of RMB 7.0 million (USD 1.0 million) and decrease in prepaid services fees of RMB 4.6 million (USD 0.6 million).

Net cash used in operating activities for the year ended December 31, 2023 was primarily attributable to net loss of approximately RMB 266.2 million adjusted by non-cash depreciation and amortization expenses of approximately RMB 1.0 million, goodwill impairment loss of approximately RMB 106.3 million, long lived assets impairment loss of approximately RMB 6.6 million and increase of share-based compensation expense of approximately RMB 120.0 million. Cash inflow was offset by increase in prepaid services fees of RMB 22.6 million as Younike acquainted in fiscal year 2023 gained new customers and revenue. Cash inflow was also attributable to the increase in other payables and accrued liabilities of approximately RMB 7.5 million and increase in accounts payables of approximately RMB 6.7 million.

Net cash provided by operating activities for the year ended December 31, 2022, was primarily attributable to net loss of approximately RMB 46.5 million adjusted by the decrease of other receivables and prepaid expenses of approximately RMB 2.7 million, decrease in inventory of approximately RMB 4.7 million as the resurgences of COVID-19 variant have reduced our inventory purchase and we have to use more existing inventory, and increase in accounts payable of approximately RMB 0.9 million due to purchase of service which is consistent with increasing cost of revenue. The inflow was offset by increase in accounts receivable of RMB 6.7 million and decrease in deferred revenue of approximately RMB 2.3 million our revenue increased, and decrease in tax payable, operating lease liabilities and other payables of approximately RMB 1.8 million in accordance with less operating expenses.

Investing activities

Net cash used in investing activities was approximately RMB 124.6 million (USD 17.3 million) and RMB 16.7 million for the years ended December 31, 2024 and 2023, respectively. Net cash provided by investing activities was approximately RMB 18.6 million for the year ended December 31, 2022.

Cash used in investing activities for the year ended December 31, 2024 was mainly due to the increase in sale of short-term investments of approximately RMB 251.0 million (USD 34.9 million). It was offset by the purchase of short-term investments of approximately RMB 366.0 million (USD 50.9 million) and loss from short-term investments of approximately RMB 9.6 million (USD 1.3 million).

Cash used in investing activities for the year ended December 31, 2023 was mainly due to purchase of property and equipment of approximately RMB 0.4 million and offset by the purchase of short-term investments of approximately RMB 18.4 million.

Cash provided by investing activities for the year ended December 31, 2022 was mainly due to sales of short-term investment of approximately RMB 109.0 million and collection of loans receivable from a third party loan of approximately RMB 21.3 million, offset by the purchase of short-term investment of approximately RMB 109.8 million, purchase of property and equipment of approximately RMB 1.1 million, purchase of long-term investment of approximately RMB 0.7 million.

Financing activities

Net Cash provided by financing activities was approximately RMB 809.0 million (USD 112.5million) and RMB 76.6 million for the years ended December 31, 2024 and 2023, respectively. Net Cash used in financing activities was approximately RMB 16.3 million for the years ended December 31, 2022.

Net Cash provided by financing activities for the year ended December 31, 2024 was mainly due to the increase in issuance of convertible notes payable of approximately RMB 697.0 million (USD 97.0 million) and the increase in stock issuance of approximately RMB 129.0 million (USD 18.0 million). For the year ended December 31, 2024, Tapuyu and Shanghai Weimu borrowed RMB 18.1 million (USD 2.5 million) from banks and repaid RMB 16.6 million (USD 2.3 million) to banks for operation purpose.

Net Cash provided by financing activities for the year ended December 31, 2023 was mainly due to offset by proceeds from Parent of approximately RMB 37.5 million and proceeds from loan-related party of approximately RMB 25.6 million. For the year ended December 31, 2023, Tapuyu and Shanghai Weimu borrowed RMB 10.0 million and RMB 3.5 million from banks, respectively, for operation purpose.

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

Holding Company Structure

MicroAlgo is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries in China. As a result, MicroAlgo’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their accumulated deficit, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our PRC subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our wholly foreign-owned subsidiaries in China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion, and our variable interest entities may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements including arrangements that would affect our liquidity, capital resources, market risk support and credit risk support or other benefits.

Contractual Obligations

As of December 31, 2024, the future minimum payments under certain of our contractual obligations were as follows:

		Payments Due In
	Total	Less than 1 year	1 – 2 years	2 – 3 years	Thereafter
	RMB
Contractual obligations
Operating leases obligations	1,500,170	803,621	455,654	240,895	-
Total	1,500,170	803,621	455,654	240,895	-

*	Include the operating leases with a term less than one year.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We have focused on and will continue to focus on investment in our technology system. Our research and development expenses were approximately RMB 93.7 million, RMB 161.2 million and RMB 111.7 million (USD 15.5 million) for the years ended December 31, 2022, 2023 and 2024, respectively.

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

Other than as disclosed in the foregoing disclosures and elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2024 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that would cause our disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Current Expected Credit Losses

Nature of estimate: Accounting Standards Update (ASU) No. 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” requires us to record the full amount of expected credit losses for the life of a financial asset at the time it is originated or acquired, adjusted for subsequent changes in expected lifetime credit losses.

Assumptions: The provision for credit losses is estimated mainly based on past collection experience as well as consideration of current and future economic conditions and changes in our collection trends. We estimate the expected credit losses for financial assets with similar risk characteristics on a pooled basis. The key assumptions used in the process of estimating the provision for credit losses include portfolio composition, loss severity and recoveries, and application of macroeconomic forecasts. The estimate of expected credit losses is sensitive to our assumptions in these factors. When one of our estimates of loss severity and recoveries and macroeconomic forecasts decreased or increased by 5% while holding all other estimates constant, there would be no significant impact to our consolidated results of operations.

Our estimate of the key assumptions did not change significantly throughout the periods presented.

See “Note 2 - Summary of Significant Accounting Policies” of the Notes to Consolidated Financial Statements for more information regarding current expected credit losses.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information concerning our directors and executive officers as of the date of this annual report.

Name	Age	Position	Served From
Jie Zhao	48	Chairman of the Board of Directors	December 2022
Min Shu	49	Director, Chief Executive Officer	December 2022
Shan Cui	52	Independent Director	December 2022
Haixia Zhao	59	Independent Director	December 2022
Wengang Kang	36	Independent Director	December 2022
Li He	39	Chief Financial Officer	December 2022

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

Compensation

For the year ended December 31, 2024, we paid an aggregate cash compensation of approximately RMB 636,800 (USD 88,5587) to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Duties and Functions of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonable prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. In accordance with our amended and restated articles of association, the functions and powers of our board of directors include, among others, (i) convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings, (ii) declaring dividends, (iii) appointing officers and determining their terms of offices and responsibilities, and (iv) approving the transfer of shares of our company, including the registering of such shares in our share register. In addition, in the event of an equality of votes, the chairman of our board of directors has a second or casting vote.

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

Share Incentive Plan

2023 EQUITY INCENTIVE PLAN

Our 2023 Equity Incentive Plan (“2023 Plan”) was adopted to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors, officers and consultants and promote the success of our business. The equity incentive plan provides for the grant of an option, restricted shares, restricted share units and local awards. In September 2023, we issued 7,750,000 Class A Ordinary shares pursuant to our 2023 Plan.

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

Shares Subject to this Plan. Subject to the provisions of Section 13 of this Plan, the maximum aggregate number of Shares that may be issued for all purposes under the Plan shall be 7,750,000 (the “Plan Limit”). Shares to be issued under the Plan may be authorized and unissued Shares, issued Shares that have been reacquired by the Company and that are being held in treasury, or a combination thereof. The number of Shares available for grant and issuance under the Plan shall be increased on January 1, of each of the first ten (10) calendar years during the term of the Plan, by the lesser of (a) fifteen (15%) of the number of Shares issued and outstanding on each December 31 immediately prior to the date of increase or (b) such number of Shares determined by the Board.

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

For the year ended December 31, 2024, we did not grant any share incentive awards to our directors and executive officers.

D.	EMPLOYEES

See “Item 4. INFORMATION ON THE COMPANY—B. Business Overview—Employees.”

E.	SHARE OWNERSHIP

The following table sets forth information concerning the beneficial ownership of our ordinary shares on an as-converted basis as of April 25, 2025 by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of our ordinary shares.

We have adopted a dual-class ordinary share structure. The calculations in the table below are based on 69,076,285 ordinary shares outstanding as of April 25, 2025, consisting of 24,198,024 Class A ordinary shares and 44,878,261 Class B ordinary shares.

	Class A Ordinary shares		Class B Ordinary shares		Voting
Name and Address of Beneficial Owner(1)	Number	%	Number	%	Power (%)
Executive Officers and Directors
Jie Zhao(2)	1,850,658	7.6%	44,878,261	100%	97.6%
Shan Cui	-	-	-	-	-
Haixia Zhao	-	-	-	-	-
Wengang Kang	-	-	-	-	-
Li He	-	-	-	-	-
Min Shu	-	-	-	-	-

All Executive Officers and Directors as a group	1,850,658	7.6%	44,878,261	100%	97.6%
MAJOR SHAREHOLDERS
WiMi Hologram Cloud Inc.	1,850,658	7.6%	44,878,261	100%	97.6%

(1)	The business address of our directors and executive officers is Unit 507, Building C, Taoyuan Street Long Jing High and New Technology Jingu Pioneer Park Nanshan District, Shenzhen, 518052 People’s Republic of China.
(2)	The reported securities are held by WiMi, a company in which Jie Zhao controls 64.3% of the voting power through holding 100% of all WiMi’s issued and outstanding Class A ordinary shares and 23.6% of all WiMi’s issued and outstanding Class B ordinary shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

Please see “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B.	RELATED PARTY TRANSACTIONS

Transaction balance of Related Parties

Name of Related Parties	Relationship	Nature	December 31, 2023	December 31, 2024	December 31, 2024
			RMB	RMB	USD
WIMI	the Parent company	Due to Parent	17,379,014	-	-
Joyous JD	a non-controlling shareholder of MicroAlgo	Other payables	1,086,012	-	-
Total			18,465,025	-	-

Joyous JD is a non-controlling shareholder of MicroAlgo. This amount represents advance to Venus Acquisition Corp prior to the merger. The amount was non-interest bearing and due on demand.

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

Our Class A Ordinary shares have been listed on the Nasdaq Capital Market since December 12, 2022 under the symbol “MLGO.”. In the prior three years, no significant trading suspensions had occurred.

B.	Plan of Distribution

Not applicable.

C.	Markets

See “A. Offer and Listing Details” above.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our amended and restated memorandum and articles of association, as amended from time to time and the Companies Law of the Cayman Islands and the common law of the Cayman Islands.

The amended and restated memorandum and articles of association of the Company as adopted by a special resolution passed on 29 November 2024 with effect from 29 November 2024. Pursuant to our amended and restated memorandum and articles of association, our authorized share capital is US$200,000,000 divided into 1,000,000,000 shares comprising of (i) 800,000,000 Class A Ordinary Shares of a par value of US$0.2 each, and (ii) 200,000,000 Class B Ordinary Shares of a par value of US$0.2 each. Each Class A Ordinary Share would be entitled to one (1) vote and each Class B Ordinary Share would be entitled to 20 votes on all matters subject to vote at general meetings of the Company, and with such other rights, preferences, and privileges as set forth in our amended and restated memorandum and articles of association. Please refer to Exhibit 4.2 of this Form 20-F for a full description of the Company’s securities.

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

Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax.

PRC Taxation

Income Tax and Withholding Tax

In March 2007, the National People’s Congress of China enacted the Enterprise Income Tax Law, or EIT Law, which became effective on January 1, 2008 (as amended in December 2018). The EIT Law provides the enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to EIT at the rate of 25% on their worldwide income. The Implementing Rules of the EIT Law further defines the term “de facto management body” as the management body that exercises substantial and overall management and control over the business, personnel, accounts and properties of an enterprise.

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

Material U.S. Federal Income Tax

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Class A Ordinary shares by a U.S. Holder (as defined below) that acquires our Class A Ordinary shares in this offering and holds our Class A Ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, any withholding or information reporting requirements, or any state, local and non-U.S. tax considerations relating to the ownership or disposition of our Class A Ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a market-to-market method of accounting;

●	certain former U.S. citizens or long-term residents;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities (including private foundations);

●	holders who acquired our Class A Ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	investors that will hold our Class A Ordinary shares as part of a straddle, hedging, conversion or other integrated transaction for U.S. federal income tax purposes;

●	persons holding their Class A Ordinary shares in connection with a trade or business outside the United States;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Class A Ordinary shares);

●	investors required to accelerate the recognition of any item of gross income with respect to their Class A Ordinary shares as a result of such income being recognized on an applicable financial statement;

●	investors that have a functional currency other than the U.S. dollar;

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding Class A Ordinary shares through such entities, all of whom may be subject to tax rules that differ significantly from those discussed below.

The discussion set forth below is addressed only to U.S. Holders that purchase Class A Ordinary shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Class A Ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Class A Ordinary shares that is, for U.S. federal income tax purposes:

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

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Class A Ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Class A Ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our Class A Ordinary shares.

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

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Class A Ordinary shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Class A Ordinary shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Class A Ordinary shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the Class A Ordinary shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Class A Ordinary shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold Class A Ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Class A Ordinary shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Class A Ordinary shares.

If we are a PFIC for your taxable year(s) during which you hold Class A Ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Class A Ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Class A Ordinary shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Class A Ordinary shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Class A Ordinary shares cannot be treated as capital, even if you hold the Class A Ordinary shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Class A Ordinary shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Class A Ordinary shares as of the close of such taxable year over your adjusted basis in such Class A Ordinary shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Class A Ordinary shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Class A Ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class A Ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Class A Ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Class A Ordinary shares. Your basis in the Class A Ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed under “Taxation of Dividends and Other Distributions on our Class A Ordinary shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including Nasdaq. If the Class A Ordinary shares are regularly traded on Nasdaq and if you are a holder of Class A Ordinary shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Class A Ordinary shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Class A Ordinary shares, including regarding distributions received on the Class A Ordinary shares and any gain realized on the disposition of the Class A Ordinary shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Class A Ordinary shares, then such Class A Ordinary shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Class A Ordinary shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Class A Ordinary shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Class A Ordinary shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Class A Ordinary shares when inherited from a decedent that was previously a holder of our Class A Ordinary shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Class A Ordinary shares, or a mark-to-market election and ownership of those Class A Ordinary shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Class A Ordinary shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Class A Ordinary shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Class A Ordinary shares and the elections discussed above.

Taxation of Dividends and Other Distributions on our Class A Ordinary shares

Subject to the PFIC rules discussed above, the gross amount of distributions made by us to you with respect to the Class A Ordinary shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Class A Ordinary shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is not income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Class A Ordinary shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Class A Ordinary shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently include the NYSE and the Nasdaq Stock Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Class A Ordinary shares, including the effects of any change in law after the date of this report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Class A Ordinary shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Class A Ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Class A Ordinary shares

Subject to the passive foreign investment company rules discussed, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Class A Ordinary shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Class A Ordinary shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Information Reporting and Backup Withholding

Dividend payments with respect to our Class A Ordinary shares and proceeds from the sale, exchange or redemption of our Class A Ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Class A Ordinary shares, subject to certain exceptions (including an exception for Class A Ordinary shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Class A Ordinary shares.

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

Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. In China, the insurance coverage of each bank is RMB 500,000 (approximately USD 69,557). As of December 31, 2024, cash balance of RMB 188,104,320 (USD 26,167,759) was deposited with financial institutions located in China, of which RMB 178,950,985 (USD 24,894,411) was subject to credit risk. In Hongkong, the insurance coverage of each bank is HKD 800,000 (USD 12,882). As of December 31, 2024, cash balance of USD 18,822,020 (RMB 135,300,206) was deposited with financial institutions located in Hongkong, of which USD 18,417,719 (RMB 132,393,929) was subject to credit risk. In Singapore, the insurance coverage of each bank is SGD 100,000 (USD 74,028). As of December 31, 2024, cash balance of USD 93,002,220 (RMB 668,537,159) was deposited with financial institutions located in Singapore, of which USD 92,780,137 (RMB 666,940,739) was subject to credit risk. In the US, the insurance coverage of each bank is USD 250,000. As of December 31, 2024, cash balance of USD 6,119,735 (RMB 43,991,101) was deposited with a financial institution located in US, of which USD 5,364,759 (RMB 38,564,031) was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness. A majority of our expense transactions are denominated in RMB and a significant portion of our and our subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the PBOC. Remittances in currencies other than RMB by us in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

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

The Company does not have American Depositary Shares.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.	Material Modifications to the Instruments Defining the Rights of Security Holders

See “Item 10. Additional Information — B. Memorandum and Articles of Association” for a description of the rights of securities holders. On November 29, 2024, the Company adopted an amended and restated memorandum and articles of association, which established a dual-class structure in the Company’s share capital. A full description of the Company’s securities are attached to this Form 20-F as Exhibit 4.2. Information required in this Item 14A is incorporated by reference to the Company’s report of foreign private issuer on 6-K furnished to the SEC on December 5, 2024.

B.	Material Modifications to the Rights of Registered Securities by Issuing or Modifying any other Class of Securities

Information required in this Item 14B is incorporated by reference to the Company’s report of foreign private issuer on 6-K furnished to the SEC on December 5, 2024.

C.	Withdrawal or Substitution of a Material Amount of the Assets Securing any Registered Securities

Not applicable.

D.	Change of Trustees or Paying Agents for any Registered Securities

Not applicable.

E.	Use of Proceeds

On December 18, 2023, the Company filed a shelf registration statement (the “Registration Statement”) with the Securities and Exchange Commission on Form F-3 (Registration No. 333-276098), which registration statement became effective on December 27, 2023. The Company registered under the Registration Statement such indeterminate number of Ordinary Shares, Preferred Shares, Debt Securities, Warrants, Rights and Units comprised of one or more of the other securities described in the Registration Statement in any combination, or any combination thereof in one or more series or issuances, up to an aggregate total offering price of up to US$100,000,000.

Pursuant to prospectus supplements that makes a part of the Registration Statement dated January 4, 2024, January 10, 2024, February 28, 2024, June 6, 2024, August 2, 2024, and October 9, 2024, the Company sold Ordinary Shares and convertible notes in the aggregate amount of US$ 97.9 million. The terms of the offerings are incorporated by reference to the Company’s report of foreign private issuer on 6-K furnished to the SEC on January 5, 2024, January 11, 2024, February 28, 2024, June 6, 2024, September 23, 2024, and October 9, 2024.

The net proceeds to the Company were approximately US$ 90.7 million, after deducting expenses related to the offering. None of the net proceeds were direct or indirect payments to directors, officers, partners, 10% or more holders or affiliates of the Company.

In addition, On October 11, 2024, the Company entered into a Convertible Note Purchase Agreement with WiMi in connection with the issuance and sale of unsecured convertible notes in the aggregate principal amount of up to $25,000,000 and at an aggregate purchase price of up to $23,000,000 in a transaction exempt from registration under the Securities Act of 1933, as amended. Please refer to the Company’s report of foreign private issuer furnished to the SEC on October 15, 2024, which is incorporated herein by reference.

On November 29, 2024, the Company filed a shelf registration statement (the “Registration Statement”) with the Securities and Exchange Commission on Form F-3 (Registration No. 333-283522), which registration statement became effective on December 9, 2024. The Company registered under the Registration Statement such indeterminate number of Ordinary Shares, Preferred Shares, Debt Securities, Warrants, Rights and Units comprised of one or more of the other securities described in the Registration Statement in any combination, or any combination thereof in one or more series or issuances, up to an aggregate total offering price of up to US$300,000,000. As of December 31, 2024, we have not made any takedowns to the filed F-3(Registration No. 333-283522).

Our current allocation strategy for the proceeds from securities sales prioritizes working capital augmentation and general corporate requirements. While no specific commitments have been made, a portion of these funds may be earmarked for strategic investments in businesses, assets, or technologies that align with our operational objectives. As of the date of this report, there is no change in the information on the use of proceeds from the offering.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

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

Management, with the participation of its principal executive officer and principal financial officer, evaluated the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation under these criteria, management concluded that its internal control over financial reporting was effective as of December 31, 2024. This Annual Report on Form 20-F does not include an attestation report of internal controls from our independent registered public accounting firm due to our status as nonaccelerated filer.

Internal Control over Financial Reporting

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The specific material weaknesses identified by the Company’s management as of December 31, 2024 are described as follows:

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

The following table sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered by our current principal accounting firm OneStop Assurance PAC. We did not pay any other fees to our auditor during the periods indicated below.

	2023	2024	2024
Services	RMB	RMB	USD
Audit Fees	2,714,445	1,720,903	239,400
Audit-Related Fees	74,368	75,478	10,500

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

Pursuant to the home country rule exemptions set forth under Nasdaq Listing Rule 5615, we have elected to be exempt from the requirement under Nasdaq Listing Rule 5635 to obtain shareholder approval for the issuance of 20% or more of our outstanding Class A Ordinary shares. Nasdaq Listing Rule 5635 requires each issuer to obtain shareholder approval prior to certain dilutive events, including a transaction other than a public offering involving the sale of 20% or more of the issuer’s common shares outstanding prior to the transaction for less than the greater of book or market value of the stock. As a foreign private issuer, however, we may adopt the practices of our home country, the Cayman Island, which do not require shareholder approval for issuance of securities in connection with acquisitions.

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

We are a holding company and our operations are conducted all in China by through our WOFE, ShenZhen Weiyixin and its subsidiaries. ShenZhen Weiyixin has implemented comprehensive internal policies and measures on protection of cyber security, data privacy and personal information to make sure its compliance with relevant PRC laws and regulations. The main internal policies and measures are as follows:

(i) for customer data processing, our subsidiaries deploy the access control mechanism on the server side, adopts the principle of minimum authorization for the staff who may contact end users’ personal data;

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

Cybersecurity Governance

Our board of directors currently do not oversee our cybersecurity program, and have delegated the oversight to ShenZhen Weiyixin which established its Information Security Committee headed by Min Shu to be the head of the committee. The Information Security Committee will provide the board of directors occasional updates on the effectiveness of our cybersecurity program.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.	EXHIBITS

Index to Exhibits

		Incorporated by Reference
Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed/ Furnished
1.1	MicroAlgo Inc. Amended and Restated Articles of Incorporation					*
2.1	Business combination and Merger Agreement dated as of June 10, 2021 by and among VIYI Algorithm Inc., Venus Acquisition Corporation and Venus Merger Sub Corporation and WiMi Hologram Cloud Inc. previously filed as an exhibit to Registrant’s Current Report on Form 8-K as filed with the SEC on October 4, 2022.	8-K	001-40024	2.1	December 16, 2022
2.2	First Amendment to the Business Combination and Merger Agreement dated as of January 24, 2022	8-K	001-40024	2.2	December 16, 2022
2.3	Second Amendment to the Business Combination and Merger Agreement dated as of August 2, 2022	8-K	001-40024	2.3	December 16, 2022
2.4	Third Amendment to the Business Combination and Merger Agreement dated as of August 3, 2022	8-K	001-40024	2.4	December 16, 2022
2.5	Fourth Amendment to the Business Combination and Merger Agreement dated as of August 10, 2022	8-K	001-40024	2.5	December 16, 2022
4.1	Specimen Ordinary Share Certificate	8-K	001-40024	4.1	December 16, 2022
4.2	DESCRIPTION OF SECURITIES					*
4.3	2023 Equity Incentive Plan	S-8	333-274570	10.1	September 19, 2023
4.4	The results of 2024 Extraordinary Meeting of the Shareholders about the Company’s reverse stock split	6-K	001-40024	99.1	March 20, 2024
4.5	The results of 2024 Annual General Meeting of the Shareholders about the Company’s reverse stock split	6-K	001-40024		December 5, 2024
8.1	List of Subsidiaries					*
10.1	Form of Registration Rights Agreement	8-K	001-40024	10.4	December 16, 2022
11.1	Form of Code of Ethics	S-1/A	333-251507	14	February 3, 2021
12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					*
12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					*
13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					**
13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					**
15.1	Consent of ONESTOP ASSURANCE PAC, an independent Registered Public Accounting Firm					*
97.1	CLAWBACK POLICY					*
101.INS	XBRL Instance Document.					*
101.SCH	XBRL Taxonomy Extension Schema Document.					*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.					*
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.					*
101.LAB	XBRL Taxonomy Extension Labels Linkbase Document.					*
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.					*
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).					*

*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MicroAlgo Inc.

By:	/s/ Min Shu
	Name:	Min Shu
	Title:	Chief Executive Officer

Date: April 28, 2025

MICROALGO INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors and shareholders of
MicroAlgo Inc. and subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of MicroAlgo Inc. and its subsidiaries (collectively, the Company) as of December 31, 2024 and 2023, and the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial positions of the Company as of December 31, 2024 and 2023, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

ONESTOP ASSURANCE PAC (PCAOB ID: 6732)

We have served as the Company’s auditor since 2023.

Singapore

Date: April 28, 2025

MICROALGO INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	USD
ASSETS

CURRENT ASSETS
Cash and cash equivalents	317,212,066	1,035,932,786	144,111,733
Short-term investments	18,411,162	149,583,000	20,808,942
Accounts receivable, net	23,011,758	23,714,517	3,298,998
Prepaid services fees	48,495,817	53,078,298	7,383,882
Other receivables and prepaid expenses	1,156,281	2,259,168	314,279
Total current assets	408,287,084	1,264,567,769	175,917,834

NON-CURRENT ASSETS
Property and equipment, net	749,952	445,370	61,957
Long-term investments	97,062	97,062	13,503
Prepaid expenses and deposits	25,600	16,536	2,300
Deferred tax assets	987,848	440,346	61,258
Operating lease right-of-use assets, net	372,713	1,567,104	218,005
Total non-current assets	2,233,175	2,566,418	357,023
Total assets	410,520,259	1,267,134,187	176,274,857

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	20,932,927	18,595,244	2,586,840
Deferred revenues	10,372,767	3,409,718	474,336
Other payables and accrued liabilities	21,242,685	14,129,987	1,965,665
Other payables – related party	18,465,025	-	-
Banking borrowings	13,500,000	15,000,000	2,086,695
Operating lease liabilities-current	279,510	803,622	111,794
Taxes payable	522,843	5,892,194	819,682
Convertible notes payable	-	149,090,866	20,740,480
Total current liabilities	85,315,757	206,921,631	28,785,492

NON-CURRENT LIABILITIES
Operating lease liabilities-non-current	-	696,549	96,899
Total non-current liabilities	-	696,549	96,899
Total liabilities	85,315,757	207,618,180	28,882,391

MICROALGO INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS — (Continued)

	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	USD
COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Class A Ordinary shares[1] (USD 0.2 par value, 800,000,000 shares authorized, 258,033 and 13,136,546 shares issued and outstanding as of December 31, 2023 and 2024, respectively)	365,515	18,699,133	2,601,293
Class B Ordinary shares, USD 0.2 par value, 200,000,000 shares authorized, 0 and 10,000,000 shares issued and outstanding as of December 31, 2023 and 2024, respectively	-	14,378,600	2,000,250
Additional paid-in capital	439,776,100	1,083,976,271	150,795,208
Accumulated deficit	(77,156,553)	(33,570,391)	(4,670,079)
Statutory reserves	13,134,098	8,152,694	1,134,146
Accumulated other comprehensive loss	(54,712,520)	(49,708,261)	(6,915,066)
Total shareholders’ equity	321,406,640	1,041,928,046	144,945,752

NONCONTROLLING INTERESTS	3,797,862	17,587,961	2,446,714

Total equity	325,204,502	1,059,516,007	147,392,466

Total liabilities and shareholders’ equity	410,520,259	1,267,134,187	176,274,857

[1]	Number of shares has been retrospectively adjusted for the share consolidation (10 to 1, and 20 to 1) effective March 22, 2024 and December 13, 2024

The accompanying notes are an integral part of these consolidated financial statements.

MICROALGO INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Years Ending December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	USD
OPERATING REVENUES
Services	447,812,310	569,906,586	541,487,420	75,327,948
Products	138,247,782	10,109,828	-	-
Total operating revenues	586,060,092	580,016,414	541,487,420	75,327,948

COST OF REVENUES	(458,587,778)	(406,026,720)	(387,719,164)	(53,936,782)

GROSS PROFIT	127,472,314	173,989,694	153,768,256	21,391,166

OPERATING EXPENSES
Selling expenses	(3,769,663)	(2,760,388)	(2,198,718)	(305,871)
General and administrative expenses	(34,516,321)	(24,916,851)	(19,744,131)	(2,746,666)
Research and development expenses	(93,684,006)	(161,191,572)	(111,688,665)	(15,537,347)
Stock compensation expenses	-	(117,415,639)	-	-
Impairment loss for goodwill	(35,493,300)	(106,274,006)	-	-
Impairment loss for long-lived assets	(13,713,233)	(6,602,198)	-	-
Change in fair value of warrant liability	832,355	-	-	-
Total operating expenses	(180,344,168)	(419,160,654)	(133,631,514)	(18,589,884)

(LOSS)/INCOME FROM OPERATIONS	(52,871,854)	(245,170,960)	20,136,742	2,801,282

OTHER INCOME/(EXPENSE)
Investment (loss)/income	(1,064,204)	(27,925,753)	12,389,436	1,723,531
Interest income	1,789,539	3,883,115	26,839,592	3,733,737
Finance expenses, net	(443,802)	(613,232)	(785,213)	(109,233)
Other income/(expense), net	2,246,901	1,127,156	(47,655)	(6,629)
Total other income/(expense), net	2,528,434	(23,528,714)	38,396,160	5,341,406

(LOSS)/INCOME BEFORE INCOME TAXES	(50,343,420)	(268,699,674)	58,532,902	8,142,688

BENEFIT OF/(PROVISION FOR) INCOME TAXES
Current	(102,338)	(166,476)	(5,590,543)	(777,717)
Deferred	3,901,192	2,666,910	(547,502)	(76,165)
Total benefit of/(provision for) income tax	3,798,854	2,500,434	(6,138,045)	(853,882)

NET (LOSS)/INCOME	(46,544,566)	(266,199,240)	52,394,857	7,288,806

Less: Net income attributable to non-controlling interests	292,942	2,014,100	13,790,099	1,918,382

NET (LOSS)/INCOME ATTRIBUTABLE TO MICRO ALGO INC.	(46,837,508)	(268,213,340)	38,604,758	5,370,424

NET (LOSS)/INCOME	(46,544,566)	(266,199,240)	52,394,857	7,288,806

OTHER COMPREHENSIVE (LOSS)/INCOME
Foreign currency translation adjustment	(30,643,029)	(57,547,208)	5,004,259	702,680

COMPREHENSIVE (LOSS)/INCOME	(77,187,595)	(323,746,448)	57,399,116	7,991,486

Less: Comprehensive income attributable to non-controlling interests	35,453	2,014,100	13,790,099	1,918,382

COMPREHENSIVE (LOSS)/INCOME ATTRIBUTABLE TO MICROALGOINC.	(77,223,048)	(325,760,548)	43,609,017	6,073,104

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES[1]
Basic	19,930	22,810	3,669,215	3,669,215
Diluted	19,930	22,810	9,664,959	9,664,959

(LOSS)/EARNINGS PER SHARE[1]
Basic	(2,350.08)	(11,758.83)	10.52	1.46
Diluted	(2,350.08)	(11,758.83)	3.99	0.56

[1]	Number of shares has been retrospectively adjusted for the share consolidation (10 to 1, and 20 to 1) effective March 22, 2024 and December 13, 2024

The accompanying notes are an integral part of these consolidated financial statements.

MICROALGO INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Ordinary shares
	Class A			Class B			Additional		Accumulated deficit					Accumulated other
	Shares[1]	Amount		Shares[1]	Amount		paid-in capital		Statutory reserves		Unrestricted			comprehensive (loss)/income	Noncontrolling interests		Total RMB
BALANCE, December 31, 2021	198,019		269,418	-		-		186,384,247		9,420,703		178,983,172		(2,585,684)		1,550,349		374,022,205
Shares issued in connection with reverse recapitalization	21,264		43,125	-		-		133,826,405		-		-		-		-		133,869,530
Net loss	-		-	-		-		-		-		(46,837,508)		-		233,413		(46,604,095)
Statutory reserves	-		-	-		-		-		2,543,576		(2,543,576)		-		-		-
Foreign currency translation	-		-	-		-		-		-		-		5,420,372		-		5,420,372
BALANCE, December 31, 2022	219,283		312,543	-		-		320,210,652		11,964,279		129,602,088		2,834,688		1,783,762		466,708,012
Shares issued-stock compensation expenses	38,750		52,972	-		-		119,565,448		-		-		-		-		119,618,420
Net loss	-		-	-		-		-		-		(205,588,822)		-		2,014,100		(203,574,722)
Statutory reserves	-		-	-		-		-		1,169,819		(1,169,819)		-		-		-
Foreign currency translation	-		-	-		-		-		-		-		(57,547,208)		-		(57,547,208)
BALANCE, December 31, 2023	258,033		365,515	-		-		439,776,100		13,134,098		(77,156,553)		(54,712,520)		3,797,862		325,204,502
Shares issued for cash	340,976		484,387	-		-		128,562,234				-		-		-		129,046,621
Shares issued - converted from convertible notes payable	12,537,537		17,849,231	10,000,000		14,378,600		515,637,937		-		-		-		-		547,865,768
Net loss	-		-	-		-		-		-		38,604,758		-		13,790,099		52,394,857
Disposal pf subsidiary	-		-	-		-		-		(6,401,093)		6,401,093		-		-		-
Statutory reserves	-		-	-		-		-		1,419,689		(1,419,689)		-		-		-
Foreign currency translation	-		-	-		-		-		-		-		5,004,259		-		5,004,259
BALANCE, December 31, 2024	13,136,546		18,699,133	10,000,000		14,378,600		1,083,976,271		8,152,694		(33,570,391)		(49,708,261)		17,587,961		1,059,516,007

BALANCE, December 31, 2024	13,136,546	USD	2,601,293	10,000,000	USD	2,000,250	USD	150,795,208	USD	1,134,146	USD	(4,670,079)	USD	(6,915,066)	USD	2,446,714	USD	147,392,466

[1]	Number of shares has been retrospectively adjusted for the share consolidation (10 to 1, and 20 to 1) effective March 22, 2024 and December 13, 2024

The accompanying notes are an integral part of these consolidated financial statements.

MICROALGO INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss)/income	(46,544,565)	(266,199,240)	52,394,857	7,288,806
Adjustments to reconcile net loss to net cash (used in)/provided by operating activities:
Depreciation and amortization	9,246,249	1,041,272	331,347	46,095
Credit losses	6,034,215	(1,307,865)	(4,897,513)	(681,308)
Stock compensation expenses	-	119,618,420	-	-
Deferred tax (benefit)/expense	(3,901,192)	(2,666,911)	547,502	76,165
Loss/(Gain) from short-term investments-unrealized	1,064,204	(124,104)	(16,218,978)	(2,256,271)
Loss from disposal of property and equipment	-	-	1,876	261
(Gain)/Loss from disposal of subsidiaries	(65,587)	-	54,718,523	7,612,059
Amortization of operating lease right-of-use assets	978,197	802,313	1,005,700	139,906
Impairment loss for goodwill	35,493,300	106,274,006	-	-
Impairment loss for long-lived assets	13,713,233	6,602,198	-	-
Change in fair value of warrant liabilities	(832,355)	-	-	-
Change in operating assets and liabilities:
Accounts receivables	(6,448,443)	(350,576)	(702,759)	(97,763)
Inventories	4,649,193	909,047	-	-
Prepaid services fees	1,715,886	(22,566,719)	(4,551,268)	(633,141)
Other receivables and prepaid expenses	959,320	-	3,772,477	524,801
Prepaid expenses and deposits	125,755	-	-	-
Accounts payable	948,491	6,711,558	(2,337,683)	(325,202)
Deferred revenues	(2,312,407)	(833,113)	(6,963,049)	(968,651)
Other payables and accrued liabilities	(367,174)	7,524,461	(52,194,764)	(7,260,971)
Operating lease liabilities	(922,322)	(984,005)	(979,430)	(136,251)
Taxes payable	(382,068)	137,252	5,369,351	746,947
Net cash provided by/(used in) operating activities	13,151,930	(45,412,006)	29,296,189	4,075,482

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of long-term investment	(600,000)	-	-	-
Sale of long-term investments	-	1,256,260	-	-
Purchases of property and equipment	(1,082,389)	437,873	(28,641)	(3,984)
Purchases of short-term investments	(109,791,056)	(18,411,162)	(365,970,754)	(50,911,295)
Redemption of short-term investments	108,726,852	-	251,017,894	34,919,856
Loss from short-term investment-realized	-	-	(9,636,457)	(1,340,557)
Cash received from acquisitions	2,033	-	-	-
Collection from third party investment	21,335,190	-	-	-
Net cash provided by/(used in) investing activities	18,590,629	(16,717,029)	(124,617,958)	(17,335,980)

MICROALGO INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	For the Year Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	USD
CASH FLOWS FROM FINANCING ACTIVITIES:
Loan to related party	-	-	(1,086,012)	(151,078)
Loan to Parent	(38,618,394)	-	(17,379,013)	(2,417,647)
Repayment to Parent	(201,054,030)	-	-	-
Proceeds from Parent	84,405,291	37,461,686	-	-
Proceeds from banking facility	-	13,500,000	18,140,000	2,523,510
Payments to banking facility	-	-	(16,640,000)	(2,314,841)
Proceeds from related party loans	-	25,591,431	-	-
Stock issuance	-	-	129,046,621	17,952,065
Issuance of convertible notes payable	-	-	696,956,634	96,955,739
Cash received from recapitalization of MicroAlgo	138,970,347	-	-	-
Net cash (used in)/ provided by financing activities	(16,296,787)	76,553,117	809,038,230	112,547,748

EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	9,896,303	5,077,311	5,004,259	696,158

CHANGE IN CASH AND CASH EQUIVALENTS	25,342,076	19,501,393	718,720,720	99,983,408

CASH AND CASH EQUIVALENTS, at beginning of year	272,368,597	297,710,673	317,212,066	44,128,325

CASH AND CASH EQUIVALENTS, at end of year	297,710,673	317,212,066	1,035,932,786	144,111,733

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	1,250,425	235,198	105,845	14,724
Cash paid for interest	20,124	124,995	759,480	105,654

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Deferred offering cost to offset proceed from recapitalization	3,689,844	-	-	-
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	742,238	586,741	1,055,364	146,815
Shares converted from convertible notes payable	-	-	547,865,768	76,215,259

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

On December 9, 2022, in accordance with the Merger Agreement, the closing of the business combination (the “Closing”) occurred, pursuant to which Venus issued 198,019 Class A Ordinary shares1 to VIYI shareholders. As a result of the consummation of the business combination, VIYI is now a wholly-owned subsidiary of the Company, which has changed its name to MicroAlgo Inc.

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

[1]	Number of shares has been retrospectively adjusted for the share consolidation (10 to 1, and 20 to 1) effective March 22, 2024 and December 13, 2024

On July 14, 2021, Weidong transferred its 100% equity interest of Khorgas Weidong to Shanghai Guoyu.

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

In February 2024, Shenzhen Viwotong transferred 100% equity of Tapuyu and Younike to Beijing Viwotong.

On March 7, 2024, Beijing Viwotong established a wholly-owned subsidiary, Beijing Weiyun Spacetime Technology Co., Ltd (“BJ Weiyun”).

In November, 2024, Beijing Viwotong transferred 100% equity of GZ Tapuyu and BJ Younike to BJ Weiyun for the purpose of easy for group management.

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

On January 11, 2021, Shenzhen Yitian transferred its 100% equity interest of Weidong and subsidiaries to Shenzhen Weiyixin; its 100% equity interest YY Online to Weidong and its 100% equity interest in Khorgas 233 and Wuhan 233 to YY Online. As a result, Wuhan 233 and Khorgas 233 became wholly owned subsidiaries of YY Online and YY Online became wholly owned subsidiary of Weidong and Weidong became wholly owned subsidiary of Shenzhen Weiyixin.

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

The accompanying consolidated financial statements reflect the activities of MicroAlgo and each of the following entities as of December 31, 2024:

Name	Background		Ownership
VIYI Technology Inc. (“VIYI”)	●	A Cayman Islands company Incorporated on September 24, 2020	100% owned by MicroAlgo

VIYI Technology Ltd. (“VIYI Ltd”)	●	A Hong Kong company	100% owned by VIYI
	●	Incorporated on October 9, 2020
	●	A holding company

Shenzhen Weiyixin Technology Co., Ltd. (“Shenzhen Weiyixin”or “VIYI WFOE”)	●	A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”)	100% owned by VIYI Ltd
	●	Incorporated on November 18, 2020
	●	A holding company

Shenzhen Yitian Internet Technology Co., Ltd. (“Shenzhen Yitian”)	●	A PRC limited liability company	100% owned by Beijing WiMi before December 24, 2020 VIE of Shenzhen Weiyixin starting on December 24, 2020. 100% owned by Shenzhen Weiyixin starting April 1, 2022
	●	Incorporated on March 08, 2011
	●	Primarily engages central processing algorithm in mobile games industry

Khorgas 233 Technology Co., Ltd. (“Khorgas 233”)	●	A PRC limited liability company	100% owned by Shenzhen Yitian before January 11, 2021; 100% owned by YY Online after January 11, 2021; dissolved in October 2023
	●	Incorporated on September 15, 2017
	●	Primarily engages in central processing algorithm in mobile games industry

Name	Background		Ownership
Shenzhen Qianhai Wangxin Technology Co., Ltd. (“Shenzhen Qianhai”)	●	A PRC limited liability company Incorporated on October 16, 2015 Primarily engages in central processing algorithm in advertising industry	100% owned by Shenzhen Yitian

Shenzhen Yiyou Online Technology Co., Ltd. (“YY Online”)	●	A PRC limited liability company Incorporated on January 14, 2019 Primarily engages in central processing algorithm in advertising industry	100% owned by Shenzhen Yitian before January 11, 2021; 100% owned by Weidong after January 11, 2021; Disposed in May 2024
	●	Incorporated on May 15, 2020
	●	Primarily engages in central processing algorithm in mobile games industry

Hainan Weidong Technology Co., Ltd. (“Weidong”)	●	A PRC limited liability company	100% owned by Shenzhen Yitian before January 11, 2021; 100% owned by Shenzhen Weiyixin after January 11, 2021
	●	Incorporated on October 28, 2020
	●	Primarily engages in central processing algorithm in advertising industry

Khorgas Weidong Technology Co., Ltd. (“Khorgas Weidong”)	●	A PRC limited liability company	100% owned by Weidong before July 14, 2021; 100% owned by Shanghai Guoyu after July 14, 2021; dissolved on December 30, 2024
	●	Incorporated on October 30, 2020
	●	Primarily engages in central processing algorithm in advertising industry

Fe-da Electronics Company Private Limited (“Fe-da Electronics”)	●	A Singapore company	Disposed in April 2023
	●	Incorporated on January 9, 2009
	●	Primarily engages in resale of intelligent chips and customization of central processing units

Excel Crest Limited (“Excel Crest”)	●	A Hong Kong company	Disposed in April 2023
	●	Incorporated on September 10, 2020
	●	Support the daily operations of Fe-da Electronics in Hong Kong

Shanghai Weimu Technology Co., Ltd. (“Shanghai Weimu”)	●	A PRC limited liability company	58% owned by Shenzhen Weiyixin
	●	Incorporated on November 30, 2020
	●	Engages in providing software support services

Weiyi Yuliang (Beijing) Science Technology Center (Limited Partnership) (“Weiyiyuliang”)	●	A PRC Limited Partnership	50% owned by Shenzhen Weiyixin
	●	Incorporated on June 20, 2024
	●	No operations as of December 31, 2024

Name	Background		Ownership
Wisdom Lab Inc. (“Wisdom Lab”)	●	A Cayman Islands company	Disposed in April 2023
	●	Incorporated on May 6, 2021
	●	Engages in software solution for intelligent chips

CDDI Capital Ltd (“CDDI”)	●	A British Virgin Islands company	100% owned by VIYI Ltd
	●	Incorporated on June 5, 2023
	●	A holding company

VIWO Technology Inc. (“VIWO Cayman”)	●	A Cayman Islands company	55% owned by CDDI
	●	Incorporated on June 27, 2023
	●	A holding company

Viwo Technology Limited. (“Viwo Tech”)	●	A Hong Kong company	100% owned by VIWO Cayman
	●	Incorporated on April 15, 2021
	●	Engages in intelligent chips design

VIWO Technology (HK) Co., Limited (“VIWO HK”)	●	A Hong Kong company	100% owned by VIWO Cayman
	●	Incorporated on December 20, 2023
	●	A holding company

Shenzhen Viwotong Technology Co., Ltd. (“Viwotong Tech”)	●	A PRC limited liability company	100% owned by Viwo Tech
	●	Incorporated on July 19, 2021

Shanghai Guoyu Information Technology Co., Ltd. (“Shanghai Guoyu”)	●	A PRC limited liability company	99% owned by Weidong, 1% owned by SZ Weidong
	●	Incorporated on March 18, 2019
	●	Engages in R&D and application of intelligent visual algorithm technology

Kashi Guoyu Information Technology Co., Ltd. (“Kashi Guoyu”)	●	A PRC limited liability company	100% owned by Shanghai Guoyu; dissolved in August 2023
	●	Incorporated on July 23, 2021
	●	Engages in R&D and application of intelligent visual algorithm technology

Guangzhou Tapuyu Internet Technology Co., Ltd. (“Tapuyu”)	●	A PRC limited liability company	100% owned by SZ Viwotong from December 1, 2021 to February 6, 2024; 100% owned by BJ Viwotong from February 6, 2024 to November 21, 2024; 100% owned by BJ Weiyun after November 21, 2024
	●	Incorporated on June 22, 2021
	●	Engages in central processing algorithm in advertising industry

Beijing Younike Information Technology Co., Ltd. (“Younike”)	●	A PRC limited liability company	100% owned by SZ Viwotong from January 1, 2023 to February 28, 2024; 100% owned by BJ Viwotong from February 28, 2024 to November 11, 2024; 100% owned by BJ Weiyun after November 11, 2024
	●	Incorporated on July 22, 2022
	●	Engages in central processing algorithm in advertising industry

Shenzhen Weidong Technology Co., Ltd. (“SZ Weidong”)	●	A PRC limited liability company	100% owned by Weidong
	●	Incorporated on March 27, 2023
	●	Primarily engages in central processing algorithm in advertising industry

Beijing Viwotong Technology Co., Ltd. (“BJ Viwotong”)	●	A PRC limited liability company	100% owned by VIWO HK
	●	Incorporated on January 24, 2024
	●	Primarily engages in central processing algorithm in advertising industry

Beijing Weiyun Spacetime Technology Co., Ltd (“BJ Weiyun”)	●	A PRC limited liability company	100% owned by BJ Viwotong
	●	Incorporated on March 7, 2024
	●	Primarily engages in central processing algorithm in advertising industry

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

Loan Agreement

Pursuant to the loan agreement dated December 24, 2020, Shenzhen Weiyixin agreed to provide loans to the registered shareholders of Shenzhen Yitian, to be used exclusively as investment in Shenzhen Yitian. The loan must not be used for any other purposes without the relevant lender’s prior written consent. The term of the loan agreement commences from the date of the agreement and ends on the date the lender exercises its exclusive option under the relevant exclusive share purchase option agreement, or when certain defined termination events occur, such as if the lender sends a written notice demanding repayment to the borrower, or upon the default of the borrower, whichever is earlier. After the lender exercises its exclusive option, the borrower may repay the loan by transferring all of its equity interest in the relevant Onshore Holdco to the lender, or a person or entity nominated by the lender, and use the proceeds of such transfer as repayment of the loan. If the proceeds of such transfer are equal to or less than the principal of the loan under the loan agreement, the loan is considered interest-free. If the proceeds of such transfer are higher than the principal of the loan under the loan agreement, any surplus is considered interest for the loan.

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

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include the useful lives of property and equipment and intangible assets, impairment of long-lived assets and goodwill, allowance for credit losses, provision for contingent liabilities, revenue recognition, right-of-use assets and lease liabilities, deferred taxes and uncertain tax position, purchase price allocations for business combination, the fair value of contingent consideration related to business acquisitions. Actual results could differ from these estimates.

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

The balance sheet amounts, with the exception of shareholders’ equity at December 31, 2023 and 2024 were translated at USD 1.00 to RMB 7.0827 and to RMB 7.1884 respectively. The average translation rates applied to statement of income accounts for the years ended December 31, 2022, 2023 and 2024 were USD 1.00 to RMB 6.7261, RMB 7.0467 and RMB 7.1217, respectively. The shareholders’ equity accounts were stated at their historical rate. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments included in accumulated other comprehensive loss amounted to RMB 54,712,520 and RMB 49,708,261 (USD 6,915,066) as of December 31, 2023 and 2024, respectively.

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

Accounts receivable, net

Accounts receivable includes trade accounts due from customers. Accounts are considered overdue after 90 days. Management reviews its receivables on a regular basis to determine if the credit loss is adequate and provides allowance when necessary. The credit loss is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the credit loss after all means of collection have been exhausted and the likelihood of collection is not probable. For the year ended December 31, 2023 and 2024, the Company made RMB 3,951,391 and nil allowance for credit losses of accounts receivable, respectively.

Short-term investments

Short-term investments are investments in wealth management product with underlying in cash, bonds and equity funds. The investments can be redeemed any time and the investment was recorded at fair value. The gain (loss) from sale of any investments and fair value change are recognized in the statements of income and comprehensive income.

Prepaid services fees

Prepaid services fees are mainly payments made to vendors or services providers for future services. These amounts are refundable and bear no interest. Management reviews its prepaid services fees on a regular basis to determine if the credit loss is adequate and adjusts the credit loss when necessary. As of December 31, 2023 and 2024, nil and RMB 22,149 (USD 3,081) credit losses for prepaid services fees, respectively.

Other receivables and prepaid expenses

Other receivables that are short-term in nature include employee advances to pay certain of the Company’s expenses in the normal course of business and certain short-term deposits. Prepaid expenses included utilities or system services. Credit loss may be established and recorded based on management’s assessment of the likelihood of collection. Management reviews these items on a regular basis to determine if the credit loss is adequate and adjusts the credit loss when necessary. Delinquent account balances are written-off against the credit loss after management has determined that the likelihood of collection is not probable. For the year ended December 31, 2023 and 2024, the Company made RMB 3,228,306 and RMB 4,875,364 (USD 678,227) credit losses for other receivables.

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

Long-term investments

The Company accounts for investments with less than 20% of the voting shares and does not have the ability to exercise significant influence over operating and financial policies of the investee using the equity method, included in long-term investments. The Company records equity method investments at the historical cost in its consolidated financial statements and subsequently records any dividends received from the net accumulated earrings of the investee as income. Dividends received in excess of earnings are considered a return of investment and are recorded as reduction in the cost of the investments.

Equity method investments are evaluated for impairment when facts or circumstances indicate that the fair value of the long-term investments is less than its carrying value. An impairment is recognized when a decline in fair value is determined to be other-than-temporary. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; (iv) financial condition and near term prospects of the investments; and (v) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value. As the date of the December 31, 2024, the Company recognized the impairment of RMB 1,102,938 (USD 153,433) for the equity method investment, mainly due to the weak financial condition recognized of Shenzhen Weiyixin’s investments in near periods.

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

Useful Life
Non-compete agreements	6 years

Impairment for long-lived assets

Long-lived assets, including property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. For the years ended December 31, 2022, 2023 and 2024, RMB 13,713,233, RMB 6,602,198 and nil impairment of long-lived assets was recognized.

Convertible notes payable

Convertible notes are debt or equity instruments that either require or permit the investor to convert the instrument into equity securities of the issuer. The Company accounts for its convertible notes in accordance with ASC 470-20 Debt with Conversion and Other Options, whereby the convertible instrument is initially accounted for as a single unit of account, unless it contains a derivative that must be bifurcated from the host contract in accordance with ASC 815-15 Derivatives and hedging – Embedded Derivatives or the substantial premium model in ASC 470-20 Debt – Debt with Conversion and Other Options applies. For the year ended December 31, 2024, the convertible notes payable amounted to RMB 149,090,866 (USD 20,740,480).

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

Warrants liabilities

The Company accounts for warrants (Public Warrants or Private Warrants) as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) ASC 480 and ASC 815, “Derivatives and Hedging” (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own Class A Ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

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

In addition, through the Company’s data algorithm optimization, it is able to identify certain end user needs and it facilitates certain value-added services to the end users. The Company engages third party services provider to perform the services. The Company concludes that it does not control the services as the third-party service provider is responsible for providing the service and its responsibility is merely to facilitate the provision of these value-added service to the end users and charges a fee. As such the Company recorded revenue from the value-added services on a net basis when the services are provided by third party service provider.

— Software development

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

The Company generates revenue from jointly operated mobile game publishing services and the licensed-out games. In accordance with ASC 606, Revenue Recognition: Principal Agent Considerations, the Company evaluates agreements with the game developers, distribution channels and payment channels in order to determine whether or not the Company acts as the principal or as an agent in the arrangement with each party respectively. The determination of whether to record the revenues gross or net is based on whether the Company’s promise to its customers is to provide the products or services or to facilitate a sale by a third party. The nature of the promise depends on whether the Company controls the products or services prior to transferring it. Control is evidenced by if the Company is primarily responsible for fulling the provision of services and has discretion in establishing the selling price. When the Company controls the products or services, its promise is to provide and deliver the products and revenue is presented gross. When the Company does not control the products, the promise is to facilitate the sale and revenue is presented net.

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

Contract balances:

The Company records receivable related to revenue when it has an unconditional right to invoice and receive payment.

Payments received from customers before all the relevant criteria for revenue recognition met are recorded as deferred revenue.

The Company’s disaggregated revenue streams in consideration of the Company’s type of goods and services and sales channels are as follows:

	December 31, 2022	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	RMB	USD
Central processing advertising algorithm services	446,607,076	569,906,586	541,487,420	75,327,948
Mobile games	1,205,235	-	-	-
Sales of intelligent chips	138,247,781	10,109,828	-	-
Total revenues	586,060,092	580,016,414	541,487,420	75,327,948

The Company’s revenue by timing of transfer of goods or services is summarized below:

	December 31, 2022	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	RMB	USD
Goods and services transferred at a point in time	586,060,092	580,016,414	414,763,523	57,699,003
Services transferred over time	-	-	126,723,897	17,628,945
Total revenues	586,060,092	580,016,414	541,487,420	75,327,948

The Company’s revenue by geographic locations is summarized below:

	December 31, 2022	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	RMB	USD
Mainland PRC revenues	448,978,186	540,294,309	414,763,523	57,699,003
Hong Kong revenues	-	29,612,277	126,723,897	17,628,945
International revenues	137,081,906	10,109,828	-	-
Total revenues	586,060,092	580,016,414	541,487,420	75,327,948

Cost of revenue

Cost of revenue for central processing algorithm services comprised of costs paid to channel distributors based on the sales agreements, shared costs with content providers based on the profit-sharing arrangements, third party consulting services expenses and compensation expenses for the Company’s professionals.

For mobile games, the cost of revenue includes the costs from the cooperating development of the games.

For intelligent chip and services, the cost of revenue consists primarily of the costs of products sold and third-party software development costs.

For software development services, the cost of revenue includes the costs paid to the development vendors during the process of software development.

Cost allocation

Cost allocation includes allocation of certain general and administrative and financial expenses paid by the Parent. General and administrative expenses consist primarily salary and related expenses of senior management and employees, shared management expenses, including accounting, consulting, legal support services, and other expenses to provide operating support to the related businesses. These allocations are made using a proportional cost allocation method by considering the proportion of revenues, headcounts as well as estimates of time spent on the provision of services attributable to the Company and the related expenses resulted from the acquisition of subsidiary.

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

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

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

Other Income, net

Other Income includes government subsidies which are amounts granted by local government authorities as an incentive for companies to promote development of the local technology industry. The Company receives government subsidies related to government sponsored projects and records such government subsidies as a liability when it is received. The Company records government subsidies as other income when there is no further performance obligation. Total government subsidies amounted to RMB 605,184 and RMB 7,037 (USD 979) for the years ended December 31, 2023 and 2024, respectively.

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

Employee benefit

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans were RMB 1,739,048, RMB 1,683,474 and RMB 1,515,078 (USD 210,767) for the years ended December 31, 2022, 2023 and 2024, respectively.

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

Noncontrolling interests consist of the following:

	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	USD
Shanghai Weimu	3,065,579	4,495,040	625,318
Viwo Tech	741,356	13,092,921	1,821,396
Vize Technology Limited	(9,073)	-	-
Total noncontrolling interests	3,797,862	17,587,961	2,446,714

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential Class A Ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential Class A Ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. During the years ended December 31, 2023 and 2024, the dilutive shares were 22,810 shares and 9,664,959 shares1, respectively.

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

Based on management’s assessment, the Company determined that it has one operating segment and therefore one reportable segment as defined by ASC 280, which is provided central processing algorithm services and intelligent chips and services. All of the Company’s net revenues were generated in the PRC and Hong Kong.

[1]	Number of shares has been retrospectively adjusted for the share consolidation (10 to 1, and 20 to 1) effective March 22, 2024 and December 13, 2024

Recently issued accounting pronouncements

On November 27, 2023, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income (Subtopic 220-40): Disaggregation of Income Statement Expenses.” This pronouncement introduces new disclosure requirements aimed at enhancing transparency in financial reporting by requiring disaggregation of specific income statement expense captions. Under the new guidance, entities are required to disclose a breakdown of certain expense categories, such as: employee compensation; depreciation; amortization, and other material components. The disaggregated information can be presented either on the face of the income statement or in the notes to the financial statements, often using a tabular format. The amendments will be effective for fiscal years beginning after December 15, 2025, and interim periods within those fiscal years. Early adoption is permitted. In January 2025, the FASB issued ASU 2025-01, which revises the effective date of ASU 2024-03 (on disclosures about disaggregation of income statement expenses) “to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027”. Entities within the ASU’s scope are permitted to early adopt the ASU. The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements.

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07"), which expands annual and interim disclosure requirements for reportable segments. On adoption, the disclosure improvements will be applied retrospectively to prior periods presented. The ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company disclosures in respect of this ASU are included in Note 19 - Segments.

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (the “SEC”) Regulation S-X 210.4-08(h), Rules of General Application — General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this update should be applied on a prospective basis. Retrospective application is permitted. The Company does not plan to early adopt ASU 2023-09 and is evaluating the impact of adoption of ASU 2023-09 on the consolidated financial statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

Note 3 — Reverse Capitalization

On March 22, 2024, the Company’s share consolidation plan became effective. Pursuant to the plan, every ten (10) shares of the Company’s ordinary share issued, par value of US$0.001, was consolidated into one (1) share of ordinary share, par value $0.01. On December 13, 2024, the Company’s share consolidation plan became effective. Pursuant to the plan, every twenty (20) shares of the Company’s ordinary share issued, par value of US$0.01, was consolidated into one (1) share of ordinary share, par value $0.2. The following information in this note was adjusted for the reverse stock split as required by ASC 260.

On December 9, 2022, in accordance with the Merger Agreement, the Closing occurred, pursuant to which Venus issued 198,019 Class A Ordinary shares to VIYI shareholders.

Immediately after giving effect to the Business Combination, MicroAlgo has 219,283 Class A Ordinary shares issued and outstanding consisting of (i) the 19,819 Class A Ordinary shares held by previous Venus public shareholders and its Sponsor; (ii) the 198,019 newly issued Venus Class A Ordinary shares to the VIYI shareholders pursuant to the Merger Agreement, of which 3,961 Class A Ordinary shares issued to the Majority Shareholder will be held in escrow to satisfy any potential indemnification claims(s) which may be made by Venus under the Merger Agreement; (iii) the 1070 newly issued Venus Class A Ordinary shares to the Joyous JD Limited as part of the backstop investment; and (iv) the 375 Class A Ordinary shares held by Venus’ underwriter.

Venus rights held by its Sponsor and previous public investors were automatically converted to 2,413 Class A Ordinary shares upon the consummation of the Business Combination.

Immediately after the closing of the Business Combination, MicroAlgo has 4,825,000 warrants issued and outstanding, consisting of (i) 4,600,000 warrants held by previous public investors of Venus; and (ii) 225,000 warrants held by the Sponsor of Venus.

Class A Ordinary shares issued and outstanding following the Closing are as follows:

	Ordinary shares	Adjusted for the reverse stock split
Venus public shares after redemption	2,106,245	10,531
Venus shares converted from rights	482,500	2,413
Venus Sponsor shares	1,375,000	6,875
Venus shares issued to underwriter	75,000	375
Venus shares issued in the Business Combination	39,603,961	198,019
Venus shares issued to Joyous JD Limited	214,000	1,070
Weighted average shares outstanding	43,856,706	219,283
Percent of shares owned by VIYI shareholders	90.3%	90.3%
Percent of shares owned by underwriter	0.17%	0.17%
Percent of shares owned by Venus	9.04%	9.04%
Percent of shares owned by Joyous JD limited	0.49%	0.49%

Note 4 — Business combination

Acquisition of Younike

On December 23, 2022, Shenzhen Viwotong entered into Acquisition Framework Agreement to acquire 100% equity interests of Beijing Younike Information Technology Co., Ltd. (“Younike”), a provider of advertising services. The aggregate purchase price is RMB 0 and the transaction consummated on January 1, 2023.

The Company’s acquisition of Younike was accounted for as business combination in accordance with ASC 805. The Company then allocated the fair value of consideration of Younike based upon the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date. The Company estimated the fair values of the assets acquired and liabilities assumed at the acquisition date in accordance with the Business Combination standard issued by the FASB with the valuation methodologies using level 3 inputs, except for other current assets and current liabilities were valued using the cost approach. Management of the Company is responsible for determining the fair value of assets acquired, liabilities assumed and intangible assets identified as of the acquisition. Acquisition-related costs incurred for the acquisitions are not material and have been expensed as incurred in general and administrative expense.

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

Note 5 — Deconsolidation

Disposal of Bimai

On January 1, 2023, Viwotong Tech entered into an equity transfer agreement to transfer 100% of the issued share capital of Bimai to one unrelated individual at RMB 0. The disposal resulted in a gain from disposal of approximately RMB 1.1 million.

Disposal of Fe-da Electronics and its subsidiaries

On April 6, 2023, the Company’s board approved the equity transfer agreement between VIYI and LIM TZEA, to transfer 100% equity interest of Fe-da Electronics Co., Ltd and its subsidiaries Wisdom Lab Inc., EXCEL Technology Co., Ltd. and recognized RMB 17,801,786 of loss from the transfer. Since the disposal did not represent any strategic change of the Company’s operation, the disposal was not presented as discontinued operations.

Net assets of the entities disposed and loss on disposal was as follows as of the year end December 31, 2023:

	RMB	USD
Total current assets	3,583,579	505,962
Total non-current assets	115,270	16,275
Total assets	3,698,849	522,237
Total liabilities	301,464	42,563
Total net assets	3,397,385	479,674
Total consideration	-	-
Total loss on disposal	17,801,786	2,526,259

Disposal of Shenzhen Yiyou Online Technology Co., Ltd. (“YY Online”)

On May 20, 2024, the Company’s board of directors approved the equity transfer agreement between Hainan Weidong Technology Co., Ltd. (“Hainan Weidong”) and a related individual to transfer 100% equity interest of YY Online to the related individual with RMB 10 (USD 1.4). The disposal resulted in a gain from disposal of approximately RMB 1,416,187 (USD 197,010). Since the disposal did not represent any strategic change of the Company’s operation, the disposal was not presented as discontinued operations.

Net assets of the entities disposed and loss on disposal was as follows as of the year end December 31, 2024:

	RMB	USD
Total current assets	216,613	30,134
Total non-current assets	400,000	55,645
Total assets	616,613	85,779
Total liabilities	1,632,790	227,142
Total net assets	(1,016,177)	(141,363)
Total consideration	10	1
Total loss on disposal	1,416,187	197,010

Disposal of Khorgas Weidong Technology Co., Ltd. (“Khorgas Weidong”)

On October 21, 2024, the Company’s board of directors approved the disposal of Khorgas Weidong. The disposal resulted in a loss from disposal of approximately RMB 56,134,710 (USD 7,809,069). Since the disposal did not represent any strategic change of the Company’s operation, the disposal was not presented as discontinued operations.

Note 6 — Short-term investments

Short-term investments consist of the following:

	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	USD
Marketable securities	18,411,162	149,583,000	20,808,942

Fair value disclosure:

December 31, 2023
	December 31,	Fair Value
	2023	Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB
Marketable securities	18,411,162	18,411,162	-	-

December 31, 2024
	December 31,	Fair Value
	2024	Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB
Marketable securities	149,583,000	149,583,000	-	-

There is no transfer between the levels for the periods presented.

As of December 31, 2023 and 2024, short-term investments amounted to RMB 18,411,162 and RMB 149,583,000 (USD 20,808,942), respectively. During the year ended December 31, 2024, the Company invested a total of RMB 365,970,754 (USD 50,911,295) and the fair value change resulted in gain of approximately RMB 12,639,976 (USD 1,758,385).

Note 7 — Accounts receivable, net

Accounts receivable, net consisted of the following:

	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	USD
Accounts receivable	26,963,149	23,714,517	3,298,998
Less: allowance of credit losses	(3,951,391)	-	-
Accounts receivable, net	23,011,758	23,714,517	3,298,998

The following table summarizes the changes in credit losses:

	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	USD
Beginning balance	8,487,562	3,951,391	549,690
Addition	3,951,391	-	-
Recovery	-	(3,951,391)	(549,690)
Deconsolidation of Fe-da and subsidiaries	(8,487,562)	-	-
Ending balance	3,951,391	-	-

Credit losses for the years ended December 31, 2023 and 2024 amounted to RMB 3,951,391 and nil, respectively.

Note 8 — Property and equipment, net

Property and equipment, net consist of the following:

	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	USD
Office electronic equipment	37,520	20,448	2,845
Office fixtures and furniture	139,119	147,312	20,493
Vehicles	1,201,452	1,201,452	167,137
Leasehold improvements	271,572	-	-
Subtotal	1,649,663	1,369,212	190,475
Less: accumulated depreciation	(899,711)	(923,842)	(128,518)
Total	749,952	445,370	61,957

Depreciation expense for the years ended December 31, 2023 and 2024 amounted to RMB 1,041,272 and RMB 331,347 (USD 46,095), respectively.

Note 9 — Intangible assets, net

The Company’s intangible assets with definite useful lives primarily consist of copyrights, non-compete agreements and technology know-hows. The following table summarizes acquired intangible asset balances as of:

	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	USD
Non-compete agreements	5,886,401	-	-
Subtotal	5,886,401	-	-
Less: accumulated amortization	(5,886,401)	-	-
Intangible assets, net*	-	-	-

*	The Company performed annual impairment analysis as of December 31, 2023 and concluded the carrying value exceeds the fair value, which resulted in the nil balance of intangible assets, net.

Amortization expense for the years ended December 31, 2023 and 2024 amounted to RMB 5,886,401 and nil, respectively.

Note 10 — Long-term investments

Long-term investments consist of the following:

	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	USD
5.0% Investment in a company in mobile games industry	600,000	600,000	83,468
5.0% Investment in a company in central processing advertising algorithm services	600,000	600,000	83,468
Subtotal	1,200,000	1,200,000	166,936
Less: Impairment loss	1,102,938	1,102,938	153,433
Total	97,062	97,062	13,503

During the years ended December 31, 2023 and 2024, the Company’s long-term investments amounted to RMB 97,062 and RMB 97,062 (USD 13,503), respectively. The Company made impairment allowance of equity method investments with the amount of RMB 534,031 (USD 74,291) for the company in mobile games industry and RMB 568,907 (USD 79,142) for the company in central processing.

Note 11 — Convertible notes payable

Convertible notes payable includes the followings:

	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	USD
Investors	-	149,090,866	20,740,480
Total	-	149,090,866	20,740,480

During the year ended December 31, 2024, the Company entered into convertible note purchase agreements with investors, pursuant to which the Company will issue to each investor an unsecured convertible promissory note. Each note has a term of 360 days and bears an interest at 0% per annum. If an event of default on the note occurs, interest shall accrue on the outstanding balance at the rate equal to the lesser of 10% per annum or the maximum rate permitted under applicable law until paid. Each Investors has the right at any time after the purchase amount has been paid in full, at its election, to convert all or a portion of the outstanding balance under each of the note into ordinary shares of the Company of par value USD 0.21. As of December 31, 2023 and 2024, there were nil and RMB 149,090,866 (USD 20,740,480) convertible notes payable outstanding, respectively. In the year ended at December 31, 2024, the cash received from convertible notes payable issued by Company was RMB 701,803,492 (USD 97,630,000). The total amount of convertible notes payable converted to shares was RMB 552,712,626 (USD 76,889,520). The balance of the convertible notes payable was RMB 149,090,866 (USD 20,740,480).

The issuance of convertible notes payable in the year ended at December 31, 2024 are as followings:

On February 27, 2024, the Company entered into various Convertible Note Purchase Agreements (“Purchase Agreements”) with certain investors (the “Investors”). On February 28, 2024, the Company issued to each Investor an Unsecured Convertible Promissory Note (the “Notes”) pursuant to the relevant Purchase Agreements. The aggregate original principal amount of the Notes is USD 11,000,000.

On February 27, 2024, the Company entered into Securities Purchase Agreements with certain investors (the “Investors”), relating to our issuance of an aggregate of USD 11,000,000 (the “Principal Amount”) Convertible Promissory Notes due after 360 days of issuance (the “Convertible Notes”) and our ordinary shares that are issuable upon conversion of the Convertible Note.

On June 5, 2024, the Company entered into Convertible Note Purchase Agreements with certain investors. On June 6, 2024, the Company issued to each Investor an Unsecured Convertible Promissory Note pursuant to the relevant Purchase Agreements. The aggregate original principal amount of the Notes is USD 30,000,000.

On August 1, 2024, the Company entered into Convertible Note Purchase Agreements with certain investors. On August 2, 2024, the Company issued to each Investor an Unsecured Convertible Promissory Note pursuant to the relevant Purchase Agreements. The aggregate original principal amount of the Notes is USD 30,000,000.

On October 7, 2024, the Company entered into Convertible Note Purchase Agreements with certain investors. On October 8, 2024, the Company issued to each Investor an Unsecured Convertible Promissory Note pursuant to the relevant Purchase Agreements. The aggregate original principal amount of the Notes is USD 20,000,000.

On October 14, 2024, Company issued to WiMi a convertible note in the principal amount of USD 5,000,000 (the “Convertible Note”). Pursuant to the Note Purchase Agreement, WiMi may elect to purchase additional convertible notes in closings in the same form of the Convertible Note in an aggregate principal amount not to exceed USD 20,000,000 in connection with the Transaction.

[1]	Number of shares has been retrospectively adjusted for the share consolidation (10 to 1, and 20 to 1) effective March 22, 2024 and December 13, 2024

Note 12 — Related party transactions and balances

Amounts due to Parent are those nontrade payables arising from transactions between the Company and the Parent, such as advances made by the Parent on behalf of the Company, and allocated shared expenses paid by the Parent. Those balances are unsecured and non-interest bearing and are payable on demand.

	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	USD
Amount due to Parent	17,379,013	-	-
Amount due to a related party-Joyous JD	1,086,012	-	-

During years ended December 31, 2023 and 2024 the Company obtained approximately RMB 233,750,413 and nil from Parent and repaid RMB 184,185,614 and RMB 17,379,014 (USD 2,417,647) to Parent.

Joyous JD is a non-controlling shareholder of MicroAlgo. This amount represented advance to Venus Acquisition Corp prior to the merger. The amount was non-interest bearing and due on demand. As of December 31, 2024, the amount due to Joyous JD is nil.

Note 13 — Taxes

Income tax

Cayman Islands

Under the current laws of the Cayman Islands, MicroAlgo and VIYI Inc are not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

VIYI Ltd and Viwo Tech are incorporated in Hong Kong and are subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. The Company made provisions for Hong Kong profit tax according to assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax law, VIYI Ltd and Viwo Tech are exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

Singapore

Fe-da Electronics was incorporated in Singapore and was subject to Singapore Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws before the financial year 2024. The applicable tax rate is 17% in Singapore, with 75% of the first SGD 10,000 taxable income and 50% of the next SGD 190,000 taxable income is exempted from income tax.

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

Significant components of the provision for income taxes are as follows:

	For the year ended December 31, 2022	For the year ended December 31, 2023	For the year ended December 31, 2024	For the year ended December 31, 2024
	RMB	RMB	RMB	USD
Current income tax expenses	(102,338)	(166,476)	(5,590,543)	(777,717)
Deferred income tax benefits/(provision)	3,901,192	2,666,910	(547,502)	(76,165)
Income tax credit/(expenses)	3,798,854	2,500,434	(6,138,045)	(853,882)

The following table reconciles China statutory rates to the Company’s effective tax rate:

	For the year ended December 31, 2022	For the year ended December 31, 2023	For the year ended December 31, 2024
China statutory income tax rate	25.00%	25.00%	25.00%
Preferential tax rate in China	(12.50)%	(20.00)%	(20.00)%
Tax rate difference outside China(1)	(12.80)%	(16.75)%	(12.73)%
Change in valuation allowance	(13.50)%	(5.00)%	(8.33)%
Additional R&D deduction in China	(2.10)%	0.00%	0.00%
Permanent difference	23.40%	17.68%	25.51%
Effective tax rate	7.50%	(0.93)%	9.45%

(1)	It is mainly due to the lower tax rate of the entities incorporated in Hong Kong, Singapore, and tax exempt in Cayman Islands.

Deferred tax assets and liabilities

Significant components of deferred tax assets and liabilities were as follows:

	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	USD
Deferred tax assets:
Net operating loss carryforwards	-	-	-
Allowance for credit losses	987,848	440,346	61,258
Less: valuation allowance	-	-	-
Deferred tax assets, net	987,848	440,346	61,258

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

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2023 and 2024, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2023 and 2024 and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2024.

Value added taxes (“VAT”) and goods and services taxes (“GST”)

Revenue represents the invoiced value of service, net of VAT or GST. The VAT and GST are based on gross sales price and VAT rates range up to 13% in China, depending on the type of service provided or product sold, and GST rate is generally 7% in Singapore.

Taxes payable consisted of the following:

	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	USD
VAT taxes payable	385,643	538,657	74,935
Income taxes payable	105,370	5,331,808	741,724
Other taxes payable	31,830	21,729	3,023
Totals	522,843	5,892,194	819,682

Note 14 — Concentration of risk

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. In China, the insurance coverage of each bank is RMB 500,000 (approximately USD 69,557). As of December 31, 2024, cash balance of RMB 188,104,320 (USD 26,167,759) was deposited with financial institutions located in China, of which RMB 178,950,985 (USD 24,894,411) was subject to credit risk. The Hong Kong Deposit Protection Board pays compensation up to a limit of HKD 800,000 (approximately USD 103,059) if the bank with which an individual/a company hold its eligible deposit fails. As of December 31, 2024, cash balance of RMB 135,300,206 (USD 18,822,020) was maintained at financial institutions in Hong Kong, of which RMB 132,393,929 (USD 18,417,719) was subject to credit risk. In the US, the insurance coverage of each bank is USD 250,000. As of December 31, 2024, cash balance of USD 6,119,735 (RMB 43,991,101) was deposited with a financial institution located in US, USD 5,364,759 (RMB 38,564,031) of which was subject to credit risk. In Singapore, Singapore Deposit Insurance Corporation Limited (SDIC) provides the insurance coverage of each bank is SGD 100,000 (USD 74,028). As of December 31, 2024, cash balance of RMB 668,537,159 (USD 93,002,220) was deposited with financial institutions located in Singapore, of which RMB 666,940,739 (USD 92,780,137) was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

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

Customer concentration risk

For the year ended December 31, 2022, one customer accounted for 18.5% of the Company’s total revenues. For the year ended December 31, 2023, one customer accounted for 9.3% of the Company’s total revenues. For the year ended December 31, 2024, one customer accounted for 12.0% of the Company’s total revenues.

As of December 31, 2023, three customers accounted for 54.1% of the Company’s accounts receivable. As of December 31, 2024, three customers accounted for 50.5% of the Company’s accounts receivable.

Vendor concentration risk

For the year ended December 31, 2022, one vendor accounted for 11.3% of the Company’s total purchases. For the year ended December 31, 2023, one vendor accounted for 11.4% of the Company’s total purchases. For the year ended December 31, 2024, two vendors accounted for 23.8% of the Company’s total purchases.

As of December 31, 2023, five vendors accounted for 90.3% of the Company’s accounts payable. As of December 31, 2024, three vendors accounted for 71.5% of the Company’s accounts payable.

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

The Company has entered into seven non-cancellable operating lease agreements for 6 office spaces expiring through January 2028. As of December 31, 2024, the Company recognized approximately RMB 1.6 million (USD 0.2 million) right of use (“ROU”) assets and same amount of lease liabilities based on the present value of the future minimum rental payments of leases, using an incremental borrowing rate of 7%, which is determined using an incremental borrowing rate with similar term in the PRC. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. The leases generally do not contain options to extend at the time of expiration and the weighted average remaining lease terms are 1.5 years. The Company takes the short-term lease exemption for the lease agreements with a term of less than 1 year and expensed RMB 191,113 and nil during the years ended December 31, 2023 and 2024, respectively.

Operating lease expenses are allocated between the cost of revenue and selling, research and development, general, and administrative expenses. Long-term rent expenses for the years ended December 31, 2022, 2023 and 2024 was RMB 1,651,749, RMB 1,284,750 and RMB 1,139,743 (USD 160,039), respectively. Impairment of right of use assets amounted for the years ended December 31, 2022, 2023 and 2024 was RMB 151,041, nil and nil, respectively.

The five-year maturity of the Company’s operating lease obligations is presented below:

Twelve Months Ending December 31,	Operating Lease Amount
	RMB	USD
2025	848,214	117,997
2026	466,843	64,944
2027	243,281	33,844
2028	-	-
2029	-	-
Thereafter	-	-
Total lease payments	1,558,338	216,785
Less: Interest	58,167	8,092
Present value of lease liabilities	1,500,171	208,693

Note 16 — Shareholders’ equity

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

Share consolidation or reverse share split

On March 15, 2024, the Company held an Extraordinary General Meeting of its stockholders of record. The Meeting approved amendments to (i) every ten (10) shares of the Company’s ordinary share issued, par value of US$0.001, was consolidated into one (1) share of ordinary share, par value $0.01, and the authorized share capital of the Company was reduced from US$200,000 divided into 200,000,000 shares of a nominal or par value of US$0.0001 each to US$200,000 divided into 20,000,000 shares of a nominal or par value of US$0.01 each; (ii) increase the number of authorized Ordinary shares of the Company from US$200,000 divided into 20,000,000 shares of a nominal or par value of US$0.01 each to US$2,000,000 divided into 200,000,000 shares of a nominal or par value of US$0.01 each, by the creation of an additional 180,000,000 shares of a nominal or par value of US$0.01 each to rank pari passu in all respects with the existing shares in the capital of the Company.

On March 22, 2024, the Company’s share consolidation plan became effective.

On November 29, 2024, the Company held 2024 annual general meeting of shareholders. The Meeting approved amendments to (i) every 20 issued and unissued ordinary shares of a nominal or par value of US$0.01 each in the capital of the Company be consolidated into one (1) share of a nominal or par value of US$0.2 each such that following the Share Consolidation the authorized share capital of the Company will be changed from US$2,000,000 divided into 200,000,000 shares of a nominal or par value of US$0.01 each to US$2,000,000 divided into 10,000,000 shares of a nominal or par value of US$0.02 each; (ii) increase the authorized share capital of the Company from US$2,000,000 divided into 10,000,000 Consolidated Ordinary Shares of a nominal or par value of$0.2 each, to US$200,000,000 divided into 1,000,000,000 Consolidated Ordinary Shares of a nominal or par value of $0.2 each, by the creation of an additional 990,000,000 Consolidated Ordinary Shares.; (iii) the authorized share capital of the Company be changed to create a dual-class share structure by

a) re-designating 800,000,000 authorized Consolidated Class A Ordinary shares (including all the issued and outstanding Consolidated Class A Ordinary shares) into class A Class A Ordinary shares of a nominal or par value of US$0. 2 par value each (the “Class A Class A Ordinary shares”), and each Class A Ordinary Share shall be entitled to one (1) vote per Class A Ordinary Share; and

b) re-designating 200,000,000 authorized but unissued Consolidated Ordinary shares into class B Class A Ordinary shares of a nominal or par value of US$0.2 each (the “Class B Ordinary shares”), and each Class B Ordinary Share shall be entitled to 20 votes per Class B Ordinary Share (the “Variation of Share Capital”), such that immediately following the Variation of Share Capital, the authorized share capital of the Company shall be changed from US$200,000,000 divided into 1,000,000,000 Consolidated Ordinary shares to US$200,000,000 divided into 800,000,000 Class A Ordinary shares, and 200,000,000 Class B Ordinary shares;

On December 13, 2024, the Company’s share consolidation plan became effective.

As of December 31, 2024, the share capital of the Company is US$200,000,000 divided into 1,000,000,000 shares comprising of (i) 800,000,000 Class A Ordinary Shares of a par value of US$0.2 each, and (ii) 200,000,000 Class B Ordinary Shares of a par value of US$0.2 each. There is no limit on the number of shares of any class which the Company is authorized to issue. Each Class A Ordinary Share shall be entitled to one (1) vote per Class A Ordinary Share and each Class B Ordinary Share shall be entitled to 20 votes per Class B Ordinary Share.

The Company believes the share consolidation should be accounted for on a retroactive basis pursuant to ASC 260. The Company has retroactively restated all shares and per share data for all periods presented.

On September 19, 2023, the Company’s Board approved the Company’s 2023 Equity Incentive Plan (the “2023 Plan”). The maximum aggregate number of ordinary shares that was issued under the 2023 Equity Incentive Plan was 38,750. The awards were granted in the form of share options, restricted shares, restricted share units and other local awards.

In 2024, the Company issued (i) 12,537,537 Class A ordinary shares and 10,000,000 Class B ordinary shares pursuant to the Convertible Note Purchase Agreements signed with certain investors and the parent company WiMi; (ii) 340,976 Class A ordinary shares pursuant to the Securities Purchase Agreements with certain investors and the parent company WiMi.

As of December 31, 2024, the Company had 13,136,546 Class A Ordinary shares and 10,000,000 Class B Ordinary shares issued and outstanding with a par value of USD 0.2 each.

Statutory reserve

The Company’s PRC entities are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, the Company’s PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. The Company’s PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange. As of December 31, 2023 and 2024, the Company’s PRC entities collectively attributed RMB 13,134,098 and RMB 8,152,694 (USD 1,134,146), of accumulated deficit for their statutory reserves, respectively. During the years ended December 31, 2023 and 2024, the Company’s PRC entities collectively attributed RMB 1,169,819 and RMB 1,419,689 (USD 197,497) to statutory reserves, respectively. During the years ended December 31, 2024, the disposal of subsidiary resulted in a decrease in statutory reserves of RMB 6,401,093 (USD 890,475)

Restricted assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiary. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC entities only out of its accumulated deficit, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s PRC entities.

As a result of the foregoing restrictions, the Company’s PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulation in the PRC may further restrict the Company’s PRC entities from transferring funds to the Company in the form of dividends, loans and advances. As of December 31, 2024, amounts restricted are the paid-in-capital and statutory reserve of the Company’s PRC entities, which amounted to RMB 129,443,568 (USD 18,007,285).

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

No public warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the Class A Ordinary shares issuable upon exercise of the warrants and a current prospectus relating to such Class A Ordinary shares. It is the Company’s current intention to have an effective and current registration statement covering the Class A Ordinary shares issuable upon exercise of the warrants and a current prospectus relating to such Class A Ordinary shares in effect promptly following consummation of an initial business combination.

Notwithstanding the foregoing, if a registration statement covering the Class A Ordinary shares issuable upon exercise of the public warrants is not effective within 90 days following the consummation of our initial business combination, public warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to an available exemption from registration under the Securities Act. In such event, each holder would pay the exercise price by surrendering the warrants for that number of Class A Ordinary shares equal to the quotient obtained by dividing (x) the product of the number of Class A Ordinary shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “Fair Market Value” (defined below) by (y) the Fair Market Value. The “Fair Market Value” shall mean the average reported last sale price of the Class A Ordinary shares for the 10 trading days ending on the day prior to the date of exercise. For example, if a holder held 300 warrants to purchase 150 shares and the Fair Market Value on the date prior to exercise was $15.00, that holder would receive 35 shares without the payment of any additional cash consideration. If an exemption from registration is not available, holders will not be able to exercise their warrants on a cashless basis.

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

The Company may redeem the outstanding warrants (including any outstanding warrants issued upon exercise of the unit purchase option issued to Ladenburg Thalmann & Co., Inc.,), in whole and not in part, at a price of $0.01 per warrant:

●	at any time while the Public Warrants are exercisable,

●	upon not less than 30 days’ prior written notice of redemption to each Public Warrant holder,

●	if, and only if, the reported last sale price of the Class A Ordinary shares equals or exceeds $18.00 per share, for any 20 trading days within a 20 trading day period ending on the third trading day prior to the notice of redemption to Public Warrant holders, and

●	if, and only if, there is a current registration statement in effect with respect to the issuance of the Class A Ordinary shares underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

If the foregoing conditions are satisfied and the Company would issue a notice of redemption, each warrant holder can exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the Class A Ordinary shares may fall below the $18.00 trigger price as well as the $11.50 warrant exercise price per full share after the redemption notice is issued and not limit our ability to complete the redemption.

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

If the Company call the warrants for redemption as described above, our management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the whole warrants for that number of Class A Ordinary shares equal to the quotient obtained by dividing (x) the product of the number of Class A Ordinary shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the Class A Ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. Whether the Company will exercise our option to require all holders to exercise their warrants on a “cashless basis” will depend on a variety of factors including the price of our Class A Ordinary shares at the time the warrants are called for redemption, the Company’s cash needs at such time and concerns regarding dilutive share issuances.

Private Warrants

Simultaneously with the closing of the Initial Public Offering, the Company consummated a private placement of 225,000 Private Units at $10.0 per unit, purchased by the sponsor. The Private Units are identical to the units sold in the Initial Public Offering except that the warrants included in the Private Units (the “Private Warrants”) and the Class A Ordinary shares issuable upon the exercise of the Private Warrants will not be transferable, assignable or saleable until after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Warrants will be exercisable on a cashless basis and will be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

The private warrants are accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liabilities on the balance sheets. The warrants were classified as Level 3 at the initial measurement date due to the use of unobservable inputs.

The Company established the initial fair value for the private warrants at $380,000 on February 11, 2021, the date of the Company’s Initial Public Offering, using a Black-Scholes model. The Company allocated the proceeds received from the sale of Private Units, first to the private warrants based on their fair values as determined at initial measurement, with the remaining proceeds recorded as Class A Ordinary shares subject to possible redemption, and Class A Ordinary shares based on their relative fair values recorded at the initial measurement date. The warrants were classified as Level 3 at the initial measurement date due to the use of unobservable inputs.

The key inputs into the Black-Scholes model were as follows at their following measurement dates:

	December 09, 2022	December 31, 2023	December 31, 2023	December 31, 2024	December 31, 2024
	USD	USD	RMB	USD	RMB
Input
Share price	10.47	0.91	6.45	3.76	27.03
Risk-free interest rate	3.8%	3.95%	3.95%	4.26%	4.26%
Volatility	5.7%	5.7%	5.7%	59.5%	59.5%
Exercise price	11.50	11.50	81.45	2,300.00	16,533.32
Warrant life (yr)	4.97	3.92	3.92	2.92	2.92

As of December 9, 2022, the aggregate value of the private warrants was $123,750. The change in fair value from January 1, 2022 to December 9, 2022 was approximately $300,000 was included in the historical retained earnings (accumulated deficits) of Venus. The fair value of the warrants on December 31, 2022, 2023 and 2024 were nil, mainly due to the high exercise price comparing to actual share price.

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

However, litigation is subject to inherent uncertainties and the Company’s view of these matters may change in the future. The Company records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Company reviews the need for any such liability on a regular basis. The Company has not recorded material liabilities in this regard as of December 31, 2023 and 2024, respectively.

Note 19 — Segments

ASC 280, “Segment Reporting”, establishes standards for reporting financial information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments.

The Company’s chief operating decision maker (CODM) is the Chief Executive Officer, who reviews the above financial information of the separate operating segments when making decisions about allocating resources and assessing the performance of the group. The Company has determined that it has one operating segment, which is provided central processing algorithm services and intelligent chips and services. There were no significant segment expenses that were regularly provided to the CODM for the year ended December 31, 2024.

The following tables present summary information by segment for the years ended December 31, 2022, 2023 and 2024:

	Central processing algorithm services	Intelligent chips and services	Total December 31, 2022
	RMB	RMB	RMB
Revenues	447,812,310	138,247,782	586,060,092
Cost of revenues	324,243,973	134,343,805	458,587,778
Gross profit	123,568,337	3,903,977	127,472,314
Depreciation and amortization	1,706,553	7,539,696	9,246,249
Total capital expenditures	1,082,391	-	1,082,391

	Central processing algorithm services	Intelligent chips and services	Total December 31, 2023
	RMB	RMB	RMB
Revenues	569,906,586	10,109,828	580,016,414
Cost of revenues	395,959,074	10,067,646	406,026,720
Gross profit	173,947,512	42,182	173,989,694
Depreciation and amortization	6,774,207	406,754	7,180,961
Total capital expenditures	72,139	-	72,139

	Central processing algorithm services	Total December 31, 2024
	RMB	RMB	USD
Revenues	541,487,420	541,487,420	75,327,948
Cost of revenues	387,719,164	387,719,164	53,936,782
Gross profit	153,768,256	153,768,256	21,391,166
Depreciation and amortization	1,289,020	1,289,020	179,319
Total capital expenditures	28,641	28,641	3,984

Total assets as of:

	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	USD
Central processing algorithm services	410,520,259	1,267,134,187	176,274,857
Total assets	410,520,259	1,267,134,187	176,274,857

The Company’s operations are primarily based in the mainland PRC, Hong Kong and international, where the Company derives a substantial portion of their revenues. Management also reviews consolidated financial results by business locations. Disaggregated information of revenues by geographic locations are as follows:

	For the year ended December 31, 2022	For the year ended December 31, 2023	For the year ended December 31, 2024	For the year ended December 31, 2024
	RMB	RMB	RMB	USD
Mainland PRC revenues	448,978,186	540,294,309	414,763,523	57,699,003
Hong Kong revenues	-	29,612,277	126,723,897	17,628,945
International revenues	137,081,907	10,109,828	-	-
Total revenues	586,060,092	580,016,414	541,487,420	75,327,948

Note 20 — Subsequent events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through the date of this report when the financial statements were issued. Except as set forth below, there were no events that require adjustment to or disclosure in the consolidated financial statements.

On October 11, 2024, the Issuer entered into a Convertible Note Purchase Agreement (the “Note Purchase Agreement”) with WiMi in connection with the issuance and sale of unsecured convertible notes in the aggregate principal amount of up to $25,000,000 and at an aggregate purchase price of up to $23,000,000 in a transaction exempt from registration under the Securities Act of 1933, as amended (the "Transaction"). On March 25, 2025, WiMi acquired 34,878,261 Class B ordinary shares in restricted shares by the conversion of convertible notes acquired under the Transaction. WiMi acquired additional shares of the Issuer to maintain a majority ownership stake of the Issuer. As of the date of this report, WIMI Hologram Cloud Inc holds 40,000 Class A ordinary shares, 1,810,658 Class A ordinary shares (restricted), and 44,878,261 Class B ordinary shares (restricted) of the Company representing a total equity stake of 67.6% of the total shares outstanding.