Form 20-F
period 2025-12-31
MicroAlgo Inc.
filed 2026-04-01
CIK 1800392

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Tel: (86)0755-88600589

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Class A Ordinary share, $0.0000001 par value	MLGO	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 10,941,519 Class A Ordinary shares and 1,495,942 Class B Ordinary shares were outstanding as of December 31, 2025.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

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

ii

INTRODUCTORY NOTE

Except where the context otherwise indicates and for the purpose of this annual report only:

●	“China” or “PRC” are to the People’s Republic of China, including Hong Kong, Macau and Taiwan;

●	“CPM” are to cost per mille, a term used in traditional online advertising and marketing related to web traffic that measures the cost or expense incurred for every thousand potential customers who view the advertisement;

●	“GAAP” are to the generally accepted accounting principles in the United States;

●	“Hong Kong” or “HK” are to the Hong Kong Special Administrative Region of the PRC;

●	“HK$”, “HKD” or “Hong Kong dollars” are to the legal currency of the Hong Kong SAR;

●	“Class A Ordinary shares” are to our Class A Ordinary shares, par value US$0.0000001 per share;

●	“Class B Ordinary shares” are to our Class B Ordinary shares, par value US$0.0000001 per share;

●	“RMB” or “Renminbi” are to the legal currency of the People’s Republic of China;

●	“US$”, “dollars”, “USD” or “U.S. dollars” are to the legal currency of the United States;

●	“SAFE” are to the State Administration for Foreign Exchange;

●	“MOFCOM” are to the Ministry of Commerce of the People’s Republic of China;

●	“View” are to the number of times an advertisement is fetched (each time an advertisement is fetched, it is counted as one impression or one view or one impression); and

●	“MLGO”, “we”, “us”, “our company”, “the company”, “our”, or similar terms used in this annual report are to MicroAlgo Inc., a Cayman Islands exempted company, including its wholly-owned and majority-owned subsidiaries and, in the context of describing our operations and consolidated financial information.;

Our reporting currency is the Renminbi. This annual report on Form 20-F also contains translations of Renminbi amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at the rate of RMB 7.0288 to USD 1.00, representing the mid-point reference rate set by People’s Bank of China on December 31, 2025. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

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

The Holding Foreign Companies Accountable Act

Our Class A Ordinary shares may be prohibited from trading on a national exchange or over-the-counter under the Holding Foreign Companies Accountable Act (“HFCA Act”) if the Public Company Accounting Oversight Board (United States) (the “PCAOB”) is unable to inspect our auditor for two consecutive years. Our current auditor, Onestop Assurance PAC (“Onestop”), the independent registered public accounting firm that issues the financial reports included elsewhere in this report, is registered with the PCAOB. Onestop is headquartered in Singapore and is subject to regular inspections by the PCAOB to assess their compliance with the applicable professional standards.

Although Onestop is headquartered in Singapore, our operations are primarily located within the PRC. Therefore, our auditor's ability to fully inspect our books and records relies on the continued cooperation of PRC authorities. While the PCAOB issued a report on December 15, 2022, vacating its previous 2021 determinations regarding its inability to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, the PCAOB continues to make annual determinations under the HFCA Act. Throughout 2023 and 2024, the PCAOB conducted a full cycle of inspections and investigations of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong. Onestop was not included in the list of PCAOB-Identified Firms for the most recent determination period.

Notwithstanding the current access granted to the PCAOB, whether the PCAOB will continue to be able to conduct inspections and investigations completely to its satisfaction is subject to uncertainty and depends on factors out of our, and our auditor’s control. If the PCAOB determines in the future that it is again unable to inspect or investigate completely our auditor due to positions taken by PRC authorities, we will be identified as a “Commission-Identified Issuer.” Under the Accelerating Holding Foreign Companies Accountable Act, which was enacted on December 29, 2022, if a company is identified as a Commission-Identified Issuer for two consecutive years, the SEC is required to prohibit its securities from trading on any U.S. stock exchange. The possibility of being a “Commission-Identified Issuer” and the risk of delisting could continue to adversely affect the trading price of our securities.

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

In connection with our continued listing on NASDAQ and previous issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we and our PRC subsidiaries, (i) were not required to obtain permissions from the CSRC for our initial listing, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not been denied such requisite permissions by any PRC authority.

However, the PRC government exercises significant oversight and control over foreign investments in China-based issuers. On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, or, collectively, the Trial Measures, which came into effect on March 31, 2023. Because our Class A Ordinary shares were already listed on Nasdaq prior to the effective date of the Trial Measures, we were not required to make an immediate retroactive filing with the CSRC for our initial listing. However, an overseas-listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within three working days under the Trial Measures. Therefore, we will be required to file with the CSRC for our future capital-raising activities involving equity or equity-linked securities in the future within the applicable scope of the Trial Measures. For more detailed information, see “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — We are subject to extensive and evolving legal system in the PRC, non-compliance with which, or changes in which, may materially and adversely affect our business and prospects, and may result in a material change in our operations and/or the value of our securities or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.”

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

We are permitted under PRC laws and regulations as an offshore holding company to provide fundings to our wholly foreign-owned subsidiary in China only through loans or capital contributions, subject to the record-filing and registration with government authorities and limit on the amount of loans. Subject to satisfaction of the applicable government registration requirements, we may extend inter-company loans to our wholly foreign-owned subsidiaries in China or make additional capital contributions to the wholly foreign-owned subsidiaries to fund their capital expenditures or working capital. If we provide fundings to our wholly foreign-owned subsidiaries through loans, the total amount of such loans may not exceed the difference between the entity’s total investment as registered with the foreign investment authorities and our registered capital. Such loans must also be registered with SAFE (as defined herein) or their local branches. Other than these statutory and regulatory requirements, we do not currently have a formal corporate cash management policy that dictates how funds are transferred between our Cayman Islands holding company and our PRC subsidiaries.

As of the date of this annual report, no cash dividends or other distributions have been made by our PRC subsidiaries to the Company, and no distributions have been made by the Company to U.S. investors. For more detailed information and risks associated with a transfer of funds by the Company to our PRC subsidiaries in the form of a loan or capital injection, please see “Item 3.D.Risk Factors — Risk Factors Relating to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds we receive from offshore financing activities to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand business.”

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

Risk Factors Relating to our Business and Industry

●	We operate in a relatively new and rapidly evolving market.

●	Our competitive position and results of operations could be harmed if we do not compete effectively.

●	We have a limited operating history, and it may not be able to sustain rapid growth, effectively manage growth or implement business strategies.

●	Recent acquisitions could prove difficult to integrate, disrupt the business, dilute shareholder value and strain the resources.

●	Failure to maintain adequate financial, information technology and management processes and controls could result in material weaknesses which could lead to errors in our financial reporting, which could adversely affect our business.

●	If we fail to keep up with industry trends or technological developments, or develop, acquire, market and offer new products and services, our business, results of operations and financial condition may be materially and adversely affected.

●	Our results of operations could materially suffer in the event of insufficient pricing to enable us to meet profitability expectations.

●	We make significant investments in research and development of new products and services that may not achieve expected returns.

●	We require a significant amount of capital to fund our research and development investments. If we cannot obtain sufficient capital on favorable terms or at all, our business, financial condition and prospects may be materially and adversely affected.

●	Our success depends on our ability to attract, hire, retain and motivate key management personnel and highly skilled employees.

●	Our business depends substantially on the market recognition of our brand and negative media coverage could adversely affect our business.

●	Our failure to protect intellectual property rights may undermine our competitive position.

●	Our services or solutions could infringe upon the intellectual property rights of others, or we might lose our ability to utilize the intellectual property of others.

●	We may not be able to protect our source code from copying if there is an unauthorized disclosure.

●	Third parties may register trademarks or domain names or purchase internet search engine keywords that are similar to our trademarks, brand or websites, or misappropriate our data and copy our platform, all of which could cause confusion to our users, divert online customers away from our products and services or harm our reputation.

●	Our business is highly dependent on the proper functioning and improvement of our information technology systems and infrastructure. Our business and operating results may be harmed by service disruptions, or by our failure to timely and effectively scale up and adjust our existing technology and infrastructure.

●	Our operations depend on the performance of the Internet infrastructure and fixed telecommunications networks in China, which may experience unexpected system failure, interruption, inadequacy or security breaches.

●	We use third-party services and technologies in connection with our business, and any disruption to the provision of these services and technologies to us could result in adverse publicity and a slowdown in the growth of our users, which could materially and adversely affect our business, financial condition and results of operations.

●	Our insurance policies may not provide adequate coverage for all claims associate with our business operations.

●	We may be subject to claims, disputes or legal proceedings in the ordinary course of our business. If the outcome of these proceedings is unfavorable to us, then our business, results of operations and financial condition could be adversely affected.

●	We may need additional capital to support or expand our business, and we may be unable to obtain such capital in a timely manner or on acceptable terms, if at all.

●	We are a “controlled company” within the meaning of the applicable Nasdaq listing rules and, as a result, will qualify for exemptions from certain corporate governance requirements. If we rely on these exemptions, you will not have the same protections afforded to shareholders of companies that are subjected to such requirements.

●	Our dual-class voting structure will have the effect of concentrating voting control with holders of Class B Ordinary Shares, which will limit the ability of our other investors to influence corporate matters, including the election of directors and the approval of any change of control transaction.

●	Our business may be materially and adversely affected by the effects of natural disasters, health epidemics or similar situation.

●	We may be materially and adversely affected by the complexity, uncertainties and changes in PRC regulation of the Internet industry and companies.

●	Our business generates and processes a large amount of data, and we are required to comply with PRC laws and regulations relating to cyber security. These laws and regulations could create unexpected costs, subject us to enforcement actions for compliance failures, or restrict portions of our business or cause us to change our data practices or business model.

●	We may be liable for improper use or appropriation of personal information provided directly or indirectly by our customers or end users.

●	We and our subsidiaries have a limited customer base and depend on a small number of customers for a significant portion of revenues which may result in heightened concentration risk.

●	We and our subsidiaries depend on a limited number of vendors for a significant portion of our purchase which may result in heightened concentration risk.

Risk Factors Relating to Doing Business in China

●	Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

●	If the chops of our PRC subsidiaries and their respective subsidiaries, are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

●	The PRC government exerts substantial influence over the manner in which we, our subsidiaries must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S. exchanges, however, if we are required to obtain approval in the future and was denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors.

●	We are required to complete strict filing procedures with the CSRC for any future offshore capital-raising activities and material corporate events, and failure to comply with these requirements could subject us to severe penalties and materially limit our ability to raise capital.

●	Adverse changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, financial condition and results of operations.

●	A severe or prolonged downturn in the PRC or global economy and political tensions between the United States and China could materially and adversely affect our business and our financial condition.

●	The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies, including companies based in China, upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB.

●	Uncertainties in the promulgation, interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

●	We are subject to extensive and evolving legal system in the PRC, non-compliance with which, or changes in which, may materially and adversely affect our business and prospects, and may result in a material change in our operations and/or the value of our Class A Ordinary shares or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

●	Under the PRC enterprise income tax law, we may be classified as a “PRC resident enterprise”, which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.

●	We may not be able to obtain certain benefits under relevant tax treaties on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiaries.

●	We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

●	Certain judgments obtained against us by our shareholders may not be enforceable.

●	The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and results of operations.

●	The M&A Rules and certain other PRC regulations may make it more difficult for us to pursue growth through acquisitions.

●	PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us to liability and penalties under PRC law.

●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds we receive from offshore financing activities to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand business.

●	Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy liquidity requirements, conduct business and pay dividends to holders of our Class A Ordinary shares.

●	Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

●	Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

●	Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the PRC plan participants or we to fines and other legal or administrative sanctions.

●	Our leased property interests may be defective and our right to lease the properties affected by such defects may be challenged, which could adversely affect our business.

●	If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders

Risk Factors Relating to an Investment in our Class A Ordinary shares

●	Certain judgments obtained against us by our shareholders may not be enforceable.

●	The market price for our Class A Ordinary shares have fluctuated and may be volatile.

●	Our Key Projected Financial Metrics are subject to significant risks, assumptions, estimates and uncertainties, including assumptions regarding future market and changes in regulations. As a result, our projected revenues, market share, expenses and profitability may differ materially from our expectations.

●	We may be unable to obtain additional financing to fund our operations or growth.

●	Our share price may be volatile and could decline substantially.

●	We do not intend to pay cash dividends for the foreseeable future.

●	We may be subject to securities litigation, which is expensive and could divert management attention.

●	The sale or availability for sale of substantial amounts of our Class A Ordinary shares could adversely affect their market price.

●	If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about us or our business, our Class A Ordinary shares price and trading volume could decline.

●	We may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.

●	If we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of Nasdaq, our securities may not be listed or may be delisted, which could negatively impact the price of our securities and your ability to sell them.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the report based on foreign laws.

●	Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect our business, investments and results of operations.

●	Future changes to tax laws could adversely affect us.

●	We are an emerging growth company within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

●	We may be or became a PFIC, which could result in adverse U.S. federal income tax consequences to U.S. Holders.

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

Although we expect to rely on net cash provided by operating activities and financing through capital markets for liquidity needs as our business continues to grow, there can be no assurances that we will be successful in our efforts to diversify sources of liquidity. If we raise additional funds through future issuance of equity or convertible debt securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Class A Ordinary shares. Any debt financing that we secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, including the ability to pay dividends. This may make it more difficult for us to obtain additional capital to fund our research and development, and pursue business opportunities, including potential acquisitions. If we are unable to obtain sufficient capital to meet capital needs, then it may not be able to implement growth strategies, which may cause our business, financial condition and general prospects to be materially and adversely affected.

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

As of December 31, 2025, we have a total number of 71 employees. We believe that our future success depends on our continued ability to attract, hire, retain and motivate qualified and skilled employees, as they are critical in improving our infrastructure and technologies and optimizing our operations. Competition for recruitment of highly skilled professionals is intense, which could also increase costs to attract and retain talented employees. We may not be able to hire and retain skilled employees at compensation levels consistent with our existing compensation level and structure. Some of the companies with which we compete for experienced employees may have greater resources than us do and may be able to offer more attractive terms of employment. In addition, we invest significant time and resources in training employees to ensure their competitiveness, which increases these employees’ value to competitors who may seek to recruit them. If we fail to retain these employees, we could incur significant expenses in hiring and training new employees, and our ability to provide services consistently could diminish, resulting in a material adverse effect on our business and ability to sustain profitability. Moreover, if any member of our management team or any of our other key personnel joins a competitor or forms a competing business, our trade secrets and know-hows may leak which could have a material adverse effect on our business.

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

As a result of the dual-class share structure and the concentration of ownership, holders of Class B Ordinary Shares have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. WIMI Hologram Cloud Inc., our parent company beneficially owns all of our Class B Ordinary Shares. As of December 31, 2025, these Class B Ordinary Shares constitutes approximately 73.2% of the aggregate voting power of our total issued and outstanding Ordinary Shares due to the disparate voting powers associated with our dual-class share structure. As such, WIMI Hologram Cloud Inc. will have sufficient voting power to determine the outcome with respect to elections of directors, amendments to our Memorandum and Articles of Association that are subject to a shareholder vote, increases to the number of shares available for issuance under our equity incentive plans or adoption of new equity incentive plans, and approval of any merger, consolidation, sale of all or substantially all of our assets or other major corporate transaction requiring stockholder approval for the foreseeable future.

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

The PRC regulatory and enforcement regime with regard to data security and data protection is rapidly evolving and becoming increasingly stringent. Most notably, on September 30, 2024, the PRC State Council promulgated the Regulations on Network Data Security Management (the "Network Data Regulations"), which became effective on January 1, 2025. The Network Data Regulations integrate and significantly expand upon the compliance requirements of the PRC Cybersecurity Law, the Data Security Law, and the Personal Information Protection Law.

The Network Data Regulations impose heightened operational obligations on entities classified as "network data processors," including mandatory incident reporting, regular compliance audits, and strict limitations on cross-border data transfers. Given the data-intensive nature of our algorithm and services, there is a substantial risk that regulatory authorities may classify our company as a network data processor. If we are deemed to be a network data processor, we may be required by Chinese governmental authorities to share personal information and algorithm data that we collect to comply with these national security and cybersecurity directives. The regulations also impose severe oversight on the processing of "Important Data"—defined as data that, if tampered with, destroyed, or leaked, could endanger national security, economic operations, social stability, or public health. Processors handling "Important Data" are required to appoint a dedicated network data security officer, establish a specialized data security management body, and conduct and submit annual risk assessments to provincial authorities.

Given the nature of our algorithm and data processing business, there are substantial uncertainties regarding how local regulators will interpret these new rules and whether the data we process will be classified as "Important Data" by relevant regional or industrial authorities. If our data processing activities are deemed to implicate Important Data or otherwise affect PRC national security, we will be subject to these heightened regulatory burdens and potential national security reviews. All these laws and regulations may result in significant additional compliance expenses. PRC regulators have been increasingly focused on data security, and we expect these areas will attract continued scrutiny and enforcement action going forward. If we are unable to fully comply with the new Network Data Regulations or other evolving privacy laws, we could become subject to severe penalties, fines, suspension of business, revocation of required licenses, or administrative orders requiring us to fundamentally alter our data practices or algorithm business model, any of which would materially and adversely affect our reputation, financial condition, and results of operations.

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

Due to the nature of our business and our limited operating history, we and our subsidiaries have a limited customer base and have depended on a small number of customers for a significant portion of revenues. For the years ended December 31, 2024 and 2025, we had 139 and 104 customers who engaged us to provide central processing algorithm services, respectively. For the years ended December 31, 2024 and 2025, we derived 12.0% and 41.5% of our total revenues from one largest customer and three largest customers, respectively. In terms of accounts receivable for the years ended December 31, 2024 and 2025, we derived 50.5% and 67.1% of our accounts receivable from 3 and 3 customers, respectively.

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

We and our subsidiaries, also conduct business with a limited number of vendors. For the years ended December 31, 2024 and 2025, 23.8% and 49.0% of our total purchases were from two and three largest vendors, respectively. In terms of accounts payable for the years ended December 31, 2024 and 2025, 71.5% and 92.7% of our accounts payable were from three and five vendors, respectively.

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

In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. We also use electronic chops in certain circumstances, which have the same legal effect as physical chops under PRC law but may introduce additional risks related to information security, authorization and unauthorized use. The chops of our PRC subsidiaries are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. In addition, if the chops are misused by unauthorized persons, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations.

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

We are required to complete strict filing procedures with the CSRC for any future offshore capital-raising activities and material corporate events, and failure to comply with these requirements could subject us to severe penalties and materially limit our ability to raise capital.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, which became effective March 31, 2023. According to these measures, mainland China companies that directly or indirectly offer or list their securities in an overseas market are required to file with the CSRC. An overseas listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within a specific time frame requested under these measures. An overseas listed company is also required to report material events to the CSRC within three working days after the occurrence and announcement of certain events, including, among other things, the change of control, investigation or penalties imposed by relevant authorities, the conversion of listing status or the transfer of listing board. Failure to comply with these filing or reporting requirements may result in fines and other penalties on the companies, the controlling shareholder and other responsible persons. For more details, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on Overseas Listings.”

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

If we pursue future offshore capital-raising activities, there is no guarantee that we will be able to complete the required CSRC filings in a timely manner, or at all. If we fail to file with the CSRC in a timely manner or at all, for any future offering (including, among others, follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities) pursuant to these measures, our ability to raise or utilize funds could be materially and adversely affected. There remain substantial uncertainties as to the interpretation, application, and enforcement of these measures and how they will affect our operations and our future financing.

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

Furthermore, the PRC Anti-Monopoly Law, which was significantly amended in 2022, requires that transactions deemed to be a "concentration of business operators" and involving parties with specified turnover thresholds must be cleared by the State Administration for Market Regulation (SAMR) before they can be completed. On January 26, 2024, the State Council promulgated the amended Provisions on the Thresholds for Declaring Concentration of Business Operators. Under these updated rules, a mandatory pre-closing filing with SAMR is triggered if the combined global turnover of all operators participating in the concentration exceeded RMB 12 billion in the preceding fiscal year (or if their combined PRC turnover exceeded RMB 4 billion), and at least two of the operators each had a PRC turnover exceeding RMB 800 million.

In addition, the Measures for the Security Review of Foreign Investment, jointly issued by the National Development and Reform Commission (NDRC) and MOFCOM, which became effective in January 2021, specify that foreign investments in military, national defense-related areas, or foreign investments that result in the acquisition of de facto control of domestic enterprises in crucial sectors—such as important information technology and internet products and services—are subject to strict security review. The rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement.

In the future, we may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of the above-mentioned regulations and other rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining clearance from SAMR or passing a security review by the NDRC and MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. The application and interpretations of M&A Rules are still uncertain, and there is possibility that the PRC regulators may promulgate new rules or explanations requiring that we obtain approval of the Ministry of Commerce for our completed or ongoing mergers and acquisitions. There is no assurance that we can obtain such approval from the Ministry of Commerce for our mergers and acquisitions, and if we fail to obtain those approvals, we may be required to suspend our acquisition and be subject to penalties. Any uncertainties regarding such approval requirements could have a material adverse effect on our business, results of operations and corporate structure.

Furthermore, the M&A Rules, among other things, purport to require that an offshore special purpose vehicle controlled directly or indirectly by PRC domestic companies or individuals and formed for purposes of overseas listing through acquisition of PRC domestic interests obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. While our PRC counsel previously opined that we were not required to obtain CSRC approval under the M&A Rules for our initial listing because we established our WFOE utilizing foreign direct investment rather than through a merger with a "PRC domestic company," this historical analysis is now largely superseded by the CSRC Trial Measures effective March 2023, which independently require CSRC filings for any future offshore capital-raising activities.

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

Sales of substantial amounts of our Class A Ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the market price of our Class A Ordinary shares and could materially impair our ability to raise capital through equity offerings in the future. As of December 31, 2025, we have 10,941,519 Class A Ordinary shares outstanding. The Class A Ordinary shares sold in our public offerings are freely tradable without restriction or further registration under the Securities Act. We have 5,133,512 Class A Ordinary shares are unavailable for sale, subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and applicable lock-up agreements. To the extent that these Class A Ordinary shares are sold into the market, the market price of our Class A Ordinary shares could decline.

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

In order to maintain our listing on Nasdaq, we will be required to comply with certain rules of Nasdaq, including those regarding minimum shareholders’ equity, minimum share price of $1.00, minimum market value of publicly held shares, 300 round lot shareholders and various additional requirements. Even if we initially meet the listing requirements and other applicable rules of Nasdaq, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy Nasdaq criteria for maintaining our listing, our securities could be subject to delisting.

Recently, the SEC approved significant amendments to Nasdaq Listing Rules 5810 and 5815, which took effect in late 2024 and January 2025, drastically accelerating the delisting process for companies that fail to maintain the minimum $1.00 bid price. These new rules pose a severe and immediate risk to our continued listing status due to our recent history of capital reorganizations. Specifically, under the amended rules:

●	Immediate Delisting Due to Cumulative Reverse Stock Splits: Between March 2024 and July 2025, we executed three successive reverse stock splits, including a 1-for-10, a 1-for-20, and a 1-for-30 consolidation. Under amended Nasdaq Rule 5810(c)(3)(A)(iv), if a company effects one or more reverse stock splits over a two-year period with a cumulative ratio of 1-for-250 or more, it is completely ineligible for any 180-day compliance grace periods. Because our cumulative ratio far exceeds this 1-for-250 threshold, if the closing bid price of our Class A Ordinary shares falls below $1.00 for 30 consecutive business days, Nasdaq will issue an immediate delisting determination.

●	Elimination of the Automatic Stay during Appeals: Previously, a company could appeal a delisting determination to a Nasdaq Hearings Panel, which automatically paused the delisting. Under the newly enacted rules, this automatic stay has been eliminated for companies subject to immediate delisting due to excessive reverse stock splits or low-price requirements. If our stock price falls and we receive a delisting determination, our Class A Ordinary shares will be immediately suspended from trading on Nasdaq and moved to the over-the-counter (OTC) market while any appeal is pending.

●	Secondary Deficiencies: Furthermore, if we execute a reverse stock split to cure a bid price deficiency, but that reverse split reduces our public float or number of shareholders such that we fall below a separate listing requirement (such as the 300 round lot shareholders rule), we will remain entirely non-compliant with Nasdaq rules until both the new deficiency and the bid price requirement are fully cured.

If Nasdaq does not list our securities, or subsequently delists our securities from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our Class A Ordinary shares is a “penny stock,” which will require brokers trading in our Class A Ordinary shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary shares;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

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

Our actual status as a passive foreign investment company (a "PFIC") is a factual determination made annually after the end of each taxable year and is therefore subject to change. There can be no assurance regarding our PFIC status for the current or any future taxable year. Because the value of our assets for purposes of the PFIC asset test will generally be determined based on the market price of our Class A Ordinary shares, and because we hold a significant amount of cash, our PFIC status will depend in large part on the market price of our Class A Ordinary shares and how quickly we utilize our cash reserves. Accordingly, fluctuations in our market capitalization or changes in our asset composition may cause us to be or become a PFIC.

If we are deemed a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. holder of our Class A Ordinary shares, the U.S. holder may be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and certain "excess distributions," and may be subject to additional reporting requirements. Furthermore, if we are determined to be a PFIC for any taxable year, we do not intend to prepare or provide the information necessary for a U.S. holder to make a “qualified electing fund” (QEF) election, which could otherwise mitigate some of these adverse tax consequences. U.S. holders are urged to consult their own tax advisors regarding the possible application of the PFIC rules to their investment. For a more detailed explanation of the tax consequences of PFIC classification, see “Item 10. Additional Information—E. TAXATION—Material U.S. Federal Income Tax — Passive Foreign Investment Company.”

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

On December 9, 2022, in accordance with the Merger Agreement, the closing of the business combination (the “Closing”) occurred. As a result of the consummation of the business combination, VIYI is now a wholly-owned subsidiary of the Company, which has changed its name to MicroAlgo Inc.

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

On June 5, 2023, VIYI Technology Ltd established a fully owned subsidiary CDDI Capital Ltd (“CDDI”) in British Virgin Islands.

On June 27, 2023, CDDI formed a 55% owned subsidiary VIWO Technology Inc. (“VIWO Cayman”) in Cayman.

On July 31, 2023, VIYI Technology Ltd transferred its equity of Viwo Technology to VIWO Cayman. VIWO Cayman holds 100% equity in Viwo Technology.

On December 20, 2023, VIWO Cayman established a fully owned subsidiary VIWO Technology (HK) Co., Limited (“VIWO HK”) in Hong Kong.

On January 23, 2024, VIWO Technology (HK) Co., Limited established a wholly-owned subsidiary, Beijing Viwotong Technology Co., Ltd. (“BJ Viwotong”).

On February 2024, SZ Viwotong transferred 100% equity of Tapuyu and Younike to BJ Viwotong.

On March 7, 2024, BJ Viwotong established a wholly-owned subsidiary, Beijing Weiyun Spacetime Technology Co., Ltd (“BJ Weiyun”).

In November, 2024, BJ Viwotong transferred 100% equity of Tapuyu and Younike to BJ Weiyun for the purpose of easy for group management.

On September 16, 2025, the Grand Court of the Cayman Islands issued an order confirming the reduction of the Company’s share capital, reducing the par value of each issued share to US$0.0000001. The authorized share capital of the Company was consequently changed to US$100.

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

Central processing algorithms refer to a range of computing algorithms, including analytical algorithms, recommendation algorithms, and acceleration algorithms. The businesses engaged in internet advertisement, intelligent chip design, finance, retail, and logistics depend on the ability to efficiently process and analyze data with optimized computing software and hardware capable of handling the data workload. Bespoke central processing algorithms suitable to each customer’s distinct needs help them achieve this purpose.

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

Customized central processing algorithm solutions in a diverse range of scenarios, serving customers in a diverse and growing range of industry verticals

Our customers are engaged in a diverse range of industries, which is evidence that our central processing algorithm technology is highly versatile, which allows us to ensure a constant stream of revenue from various sources. We primarily provide central processing algorithm solutions to enterprise customers in the industry verticals: internet advertisement, and intelligent chips, which translate to a range of customers including advertisement integration agencies, electronics manufacturers, internet information infrastructure service providers, and intelligent chip designers and integrators. Having the capability to service customers from a range of industries works to our advantage because we can derive business from multiple industry sources to ensure a stream of revenue even when one industry faces downturns.

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

Long-term and stable strategic cooperation relationships

We enjoy stable and long-term strategic alliances with many of our customers in the internet advertisement, and intelligent chip design and development. Our customers are internet advertising integration agencies, electronics manufacturers, and internet information infrastructure service providers who have entered into a master agreement with us and used our services according to such agreement during the relevant contact period. Our customers typically enter into a master agreement with us for a fixed term, which means we are constantly communicating with our customers to help them explore needs or applications which may be optimized. Once that need is identified, our customers send in a separate request for service engagements or products, or both. Our involvement in our customers’ process of identifying needs means they count on us as trusted advisors to introduce them to industry trends and our latest technological developments. This close collaboration creates a synergistic effect between us and our customers, which results in high customer loyalty.

Market leader in cutting edge technology protected by intellectual property rights

We are the market leader in terms of the quantity of intellectual property. As of December 31, 2025, we own 628 proprietary intellectual property rights, which include 485 software copyrights, 3 artwork copyrights, 87 patents, 28 registered trademarks, 20 exclusive rights for the layout design of integrated circuit, and 5 domain names. The large quantity of intellectual property at our disposal as compared to our competitors exemplifies our commitment to research and development and long-term development.

We leverage our fixation on staying in the forefront of technological development to help customers explore solutions and needs that are yet to be identified. We then provide proprietary central processing algorithm solutions to meet those needs.

To maintain our market leader position, we are seizing opportunities arising from the increasing global application of emerging technologies such as cloud computing, AI, and 5G, by focusing on applications stemming from these technologies that are ripe for optimization via central processing algorithms. In the year ended December 31, 2025, we expended RMB 63.3 million (USD9.0 million) in research and development; we intend to commit more investments in the future to improve upon our research and development platform, retain talented individuals in the field of central processing algorithm technology, and strengthen the research and development for core technologies and products. Our efforts for research and development have, and will continue to secure our market leader position through technical barriers, which has allowed us to stay afront and be the first choice of our customers.

Visionary and experienced management team in the central processing algorithm industry and exceptional research and development team

We believe that our success is attributable in part to our experienced and visionary senior management team with extensive experience in China’s information technology industry. Our management team, led by Min Shu, our CEO and executive director, has delivered proven financial results since the company’s inception. Mr. Shu has accumulated over 25 years of experience in the information technology industry since he began his career as a software development engineer. Since entering the industry, he has also developed leadership and management skills in various management roles prior to joining us in 2018 as the deputy general manager of technology. Mr. Shu is supported by our senior management team, including our Chairman of the Board, Jie Zhao, Chief Financial Officer, Li He.

Our goal to stay at the forefront of technological development and fixation on research and development has driven us to build an exceptional research and development team staffed by 43 full-time research and development team members. Our research and development team is well versed in early-stage technological development to implement central processing algorithm solutions in a range of use cases. Our core technical staff have an average of 5 to 10 years of working experience in computer, software, computer graphic processing, data algorithm and neural networks. Our talented technical staff are responsible for the design and development of central processing algorithm solutions in, for example, algorithm design and development, digital graphic lightweight processing, image synthesis and data intelligence.

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

Our Strategies

To achieve our mission and further grow our market position, we plan to implement the following strategies:

We will continue to strengthen our central processing algorithm solutions for our core customers in internet advertisement to ensure a steady revenue stream.

Our core customers in internet advertisement, represent industries experiencing significant growth in recent years and are expected to continue growing. We will continue to strengthen and market our central processing algorithm solutions applicable to our core industry customers to deliver measurable results and ensure a constant stream of revenue.

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

We plan to expand the range of our central processing algorithms’ application for use in mobile internet, finance, government, manufacturing, and other industries where there is an increasing demand for data management and processing efficiency. While focusing on our customers in internet advertisement to generate revenue, we intend to branch out in accordance with market trends and continue to expand the application and platform of our central processing algorithm solutions consistently with this development strategy. In so doing, we intend to expand our integrated services built upon our proprietary central processing algorithms to penetrate industries including:

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

We provide enterprises with a one-stop lightweight launching cloud platform for 3D applications, which is featured with scenario-based intelligent interaction. We will charge fees on a project-by-project basis (B2B) or based on various factors such as space usage and traffic volume, annual fees, and technology licensing to cater to different industries such as VR, AR, 3D interactive programs, and scenario-based e-commerce. We will facilitate the promotion and application of central processing algorithm technology in the future.

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

In addition, we plan to pursue business collaborations to enhance our operational efficiency by collaborating with resource-based partners that generate significant user traffic. Our ideal partners are internet traffic wholesalers and advertisement integration agencies.

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

Our Business Model

We provide central processing algorithm solutions primarily to the internet advertisement, and intelligent chip industry. Our customers are internet advertising integration agencies, electronics manufacturers, and internet information infrastructure service providers who have entered into contracts with us and used our services pursuant to such contracts during the relevant period. Customers typically enter into a master agreement with us for a fixed term and submit separate requests for each service engagement or product, or for both. For more information on how We enter into business arrangements with our customers, please see “Business—Our Strengths—Long-term and stable strategic cooperation relationships.”

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

Our Ecosystem and our Participants

We have effectively established an ecosystem centered around internet advertisement, and intelligent chip optimization. We connect with market participants representing every stage in these core industry verticals. They include advertisers, internet advertising integration agencies, internet traffic wholesalers, online platforms, cloud service providers, electronics manufacturers, internet information infrastructure service providers, and internet users, as illustrated in the diagram below:

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

Sales and Marketing

For the years ended December 31, 2024 and 2025, we had 139 and 104 customers who engaged us to provide central processing algorithm services, respectively. We focus our efforts to deepen our relationships with existing customers, develop relationships with new and potential customers, and on exploring untapped business opportunities. Our company has mature business development capabilities and oftentimes rely on customer referrals. As such, we do not require intensive investments in sales modeling. This results in direct cost savings in terms of project travel, public relations, and business entertainment.

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

Research and Development

As of December 31, 2025, our research and development team consisted of 43 full-time staff. The professional background of our team members includes computer, software, computer graphic processing, data algorithm, and neural networks. Our research and development team has extensive experience, averaging 5 – 10 years of working experience, and is responsible for the design and development of solutions for our central processing algorithms services such as digital graphic lightweight, algorithm, data intelligence, and image synthesis.

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

Intellectual Property

Intellectual property rights are critical to our success and competitiveness. We rely on a combination of trademarks, patents, domain names, copyrights, and employee confidentiality agreements to protect our intellectual property rights. As of December 31, 2025, we owned:

●	Trademarks: 28 registered trademarks in the PRC;

●	Patents: 87 patents in the PRC;

●	Layout design of integrated circuit: 20 items in the PRC;

●	Domain names: 5 domain names in the PRC;

●	Copyrights: 3 works of artwork copyrights in the PRC;

●	Software copyrights: 485 works of software copyrights in the PRC;

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

Employees

We had 71 full-time employees as of December 31, 2025, all of our employees are based in China. The following table sets forth the number of our employees:

Function	full-time employees
Research and Development	43
Business and Marketing	12
Administrative, Human Resources and Finance	16
Total	71

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

Facilities

Our headquarter is located in Shenzhen, China, we currently lease approximately 619 square meters of office space in the aggregate, our maintain office in Unit 507, Building C, Taoyuan Street, Long Jing High and New Technology Jingu Pioneer Park, Nanshan District, Shenzhen, 518052. We believe that our existing facilities are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future needs.

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

In accordance with the Cyber Security Law of the PRC, which took effect on June 1, 2017, network operators shall comply with relevant laws and regulations and fulfill their obligations to safeguard security of the network when conducting business and providing services. Those who provide services through networks shall take technical measures and other necessary measures pursuant to laws, regulations and compulsory national requirements to safeguard the safe and stable operation of the networks, respond to network security incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data, and the network operator shall not collect the personal information irrelevant to the services it provides or collect or use the personal information in violation of the provisions of laws or agreements between both parties, and network operators of key information infrastructure shall store within the territory of the PRC all the personal information and important data collected and produced within the territory of the PRC. The purchase of network products and services that may affect national security shall be subject to national cyber security review. On December 28, 2021, the CAC, together with 12 other governmental departments, jointly promulgated the revised Cybersecurity Review Measures, which became effective on February 15, 2022. The revised measures stipulate that, in addition to “operators of critical information infrastructure,” any “data processor” carrying out data processing activities that affect or may affect national security is subject to cybersecurity review. These measures further require that online platform operators holding the personal information of more than 1,000,000 users must apply for a cybersecurity review before listing abroad. The cybersecurity review will also investigate the potential national security risks from overseas IPOs.

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

On June 10, 2021, the Standing Committee of the NPC promulgated the PRC Data Security Law, which took effect on September 1, 2021. The Data Security Law also sets forth the data security protection obligations for entities and individuals handling personal data, including that no entity or individual may acquire such data by stealing or other illegal means, and the collection and use of such data should not exceed the necessary limits.

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

Regulation on Overseas Listings

On August 8, 2006, six PRC regulatory agencies, namely, the Ministry of Commerce, the State Assets Supervision and Administration Commission, SAT, SAIC, China Securities Regulatory Commission, or the CSRC, and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and were amended on June 22, 2009. The M&A Rules purport, among other things, to require that offshore special purpose vehicles, or SPVs, that are controlled by PRC companies or individuals and that have been formed for overseas listing purposes through acquisitions of PRC domestic interest held by such PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings. In our case, the CSRC approval was considered not required under the M&A Rules for the listing and trading of our Class A Ordinary shares given that (i) our PRC subsidiary was directly established by us as wholly foreign-owned enterprises, and we have not acquired any equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules that are our beneficial owners after the effective date of the M&A Rules, and (ii) no provision in the M&A Rules clearly classifies the contractual arrangements as a type of transaction subject to the M&A Rules. However, there can be no assurance that the relevant PRC government agencies, including the CSRC, would reach the same conclusion.

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

Currently, our technology and solutions are mainly in the field of internet multimedia video advertising, where we have historically been successful in providing advertising distribution solutions, software services, and comprehensive solutions for enterprise customers and intelligent chips solutions.

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

We currently derive our revenue from central processing algorithms services for the internet advertisement (“CPA”). Historically, prior to the disposal of certain subsidiaries in 2023, we also derived revenue from intelligent chips and services.

Our total revenues were RMB 580.0 million, RMB 541.5 million and RMB 422.0 (USD 60.0 million) for the year ended December 31, 2023, 2024 and 2025, respectively. We recorded a net loss of RMB 266.2 million, net income of RMB 52.4 million and net income of RMB 127.6 million (USD 18.1 million) for the years ended December 31, 2023, 2024 and 2025 respectively.

Key Factors Affecting Results of Operations

Our results of operations are affected by the factors discussed below.

Our ability to increase the number of customers and average revenue for central processing algorithm services

Approximately 98.3%, 100% and 100% of our revenues were generated from our central processing algorithm services for the years ended December 31, 2023, 2024 and 2025 respectively.

Our ability to increase our revenues and enhance our profitability will depend on our ability to continue to increase our customer base and revenue per customer for our central processing algorithm services. To achieve this, we strive to increase our marketing efforts and to enhance the quality and capabilities of our technologies.

Investment in technology and talent

We expend considerable capital and efforts in the research and development of algorithmic use cases and product solutions to maintain our competitiveness in the computer and internet industries. In light of the rapid growth of data volume, data processing capabilities are the key to enterprise development, which requires the advancement of technology related to central processing algorithms, new services, products, and capabilities to newer stages of development. To retain existing customers and attract potential customers, we must continue to innovate to keep pace with the growth of the industry and our business to bring forward new cutting-edge technologies. Our current research and development efforts primarily focus on enhancing its artificial intelligence technology, image processing technology, intelligent chips, and application solutions to create novel service and product offerings. We spent approximately RMB 111.7 million and RMB 63.3 million (USD 9.0 million) on research and development for the years ended December 31, 2024 and 2025, respectively.

China’s increased demand for central processing algorithm services in internet advertisement

Effective central processing algorithm solutions can empower downstream industries experiencing high demand for data analysis and computing power optimization, which applies to internet advertising, finance, retail, logistics, and other industries. Because of huge downstream demands, the overall market of central processing algorithm services is enormous.

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

Key Components of Our Results of Operations

We operate in one segment and generate revenue by providing (i) central processing algorithm services and (ii) intelligent chips and services. Please see our consolidated financial statements included elsewhere in this annual report.

Revenues

Our revenues consist of (i) providing central processing algorithm solutions, including internet advertising solutions, and (ii) intelligent chips and services revenues.

Central processing algorithm services primarily consist of algorithm optimization, data analysis, and solution services provided to internet advertising clients. Intelligent chips and services primarily consisted of chip sales and related technical support services, which were discontinued after 2023.

Our breakdown of revenues for the years ended December 31, 2023, 2024 and 2025, respectively, is summarized below:

	For the Years Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	USD
Revenues
Central processing algorithm services	569,906,586	541,487,420	422,045,319	60,045,146
Intelligent chips and services	10,109,828	-	-	-
Total revenue	580,016,414	541,487,420	422,045,319	60,045,146

Cost of Revenues

Cost of revenue for our central processing algorithm solutions for the internet advertisement algorithm services comprised of (i) costs paid to channel providers and shared costs with content providers based on the profit-sharing arrangements, (ii) third party consulting services expenses and (iii) compensation expenses for the professionals.

Cost of revenue for our intelligent chip and services consists primarily of the costs of products sold and third-party software development costs.

Our breakdown of cost of revenues for the years ended December 31, 2023, 2024 and 2025, respectively, is summarized below:

	For the Years Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	USD
Cost of revenues
Central processing algorithm services	395,959,074	387,719,164	313,222,200	44,562,685
Intelligent chips and services	10,067,646	-
Total cost of revenues	406,026,720	387,719,164	313,222,200	44,562,685

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

Results of Operations

Our consolidated results of operations for the years ended December 31, 2023, 2024 and 2025 are summarized below:

	For the Years Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	USD
Revenues	580,016,414	541,487,420	422,045,319	60,045,146
Cost of revenues	(406,026,720)	(387,719,164)	(313,222,200)	(44,562,685)
Gross profit	173,989,694	153,768,256	108,823,119	15,482,461
Selling expenses	(2,760,388)	(2,198,718)	(2,196,223)	(312,460)
General and administrative expenses	(24,916,851)	(19,744,131)	(20,969,091)	(2,983,312)
Research and development expenses	(161,191,572)	(111,688,665)	(63,279,810)	(9,002,932)
Stock compensation expense	(117,415,639)	-	-	-
Goodwill impairment loss	(106,274,006)	-	-	-
Impairment loss for long-lived assets	(6,602,198)	-	-	-
Change in fair value of warrant liability	-	-	-	-
OPERATING EXPENSES	(419,160,654)	(133,631,514)	(86,445,124)	(12,298,704)
(Loss)/Income from operations	(245,170,960)	20,136,742	22,377,995	3,183,757
Other (expense)/income, net	(23,528,714)	38,396,160	112,515,427	16,007,772
(Loss)/Income before income taxes	(268,699,674)	58,532,902	134,893,422	19,191,529
Benefit of/(Provision for) income taxes	2,500,434	(6,138,045)	(7,331,485)	(1,043,063)
Net (loss)/income	(266,199,240)	52,394,857	127,561,937	18,148,466
Other comprehensive (loss)/income	(57,547,208)	5,004,259	(50,151,501)	(7,021,189)
COMPREHENSIVE (LOSS)/INCOME	(323,746,448)	57,399,116	77,410,436	11,127,277

Year Ended December 31, 2025 Compared to Years Ended December 31, 2024 and 2023

Revenues

We generate revenue primarily from central processing algorithm services and intelligent chips and services. For the years ended December 31, 2023, 2024 and 2025, our revenues were RMB 580.0 million, RMB 541.5 million and RMB 422.0 million (USD 60.0 million), respectively.

Our total revenues decreased by approximately RMB 38.5 million, or 6.6%, from approximately RMB 580.0 million for the year ended December 31, 2023 to approximately RMB 541.5 million for the year ended December 31, 2024, due to a decrease of approximately RMB 28.4 million in central processing algorithm service revenue, and a decrease of approximately RMB 10.1 million in intelligent chips and services revenue.

Our total revenues decreased by approximately RMB 119.4 million (USD 16.7 million), or 22.1%, from approximately RMB 541.5 million for the year ended December 31, 2024 to approximately RMB 422.0 million (USD 60.0 million) for the year ended December 31, 2025 due to the decrease in central processing algorithm services revenue.

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

Our central processing algorithm services revenue decreased by approximately RMB 28.4 million, or 5.0%, from approximately RMB 570.0 million for the year ended December 31, 2023, to approximately RMB 541.5 million for the year ended December 31, 2024. This decrease was primarily attributable to the overall market demand for internet advertising.

Our central processing algorithm services revenue decreased by approximately RMB 119.4 million (USD 16.7 million), or 22.1%, from approximately RMB 541.5 million for the year ended December 31, 2024, to approximately RMB 422.0 million (USD 60.0 million) for the year ended December 31, 2025. This decrease was primarily attributable to global economic uncertainty was leading to a comprehensive shift towards conservatism in corporate marketing budgets, higher-margin projects and the rationalization of our service offerings.

Intelligent chips and services revenues include revenues generated from the resale of intelligent chips. We generate revenues when the control of products is transferred to customers, as evidenced by customers’ signed acceptances. We also generate revenues from software development.

The revenue of our intelligent chips and services, which decreased by approximately RMB 10.1 million, or 100.0%, from approximately RMB 10.1 million for the year ended December 31, 2023, compared to nil for the year ended December 31, 2024. The decline was due to the disposal of Fe-da Electronics and its subsidiaries in fiscal year 2023 and our revenue from Intelligent chips and services was mainly from Fe-da Electronics. There was no revenue generated from intelligent chips and services during financial year 2024 and 2025.

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

Our total cost of revenues decreased by approximately RMB 18.3 million, or 4.5%, from the year ended December 31, 2023, to approximately RMB 387.7 million for the year ended December 31, 2024. Our total cost of revenues decreased by approximately RMB 74.5 million (USD 10.4 million), or 19.2%, from approximately RMB 387.7 million for the year ended December 31, 2024, to approximately RMB 313.2 million (USD 44.6 million) for the year ended December 31, 2025, largely in line with the revenue decline.

Our cost of revenues for central processing algorithm services decreased by approximately RMB 8.2 million, or 2.1%, from the year ended December 31, 2023, to approximately RMB 387.7 million for the year ended December 31, 2024. The decrease in the cost of revenues was mainly due to the decrease in central processing algorithm services revenue.

Our cost of revenues for central processing algorithm services decreased by approximately RMB 74.5 million (USD 10.4 million), or 19.2%, from approximately RMB 387.7 million for the year ended December 31, 2024, to approximately RMB 313.2 million (USD 44.6 million) for the year ended December 31, 2025. The decrease in the cost of revenues was mainly due to the decrease in central processing algorithm services revenue.

Our cost of revenues for intelligent chips and services decreased by approximately RMB 10.1 million or 100.0%, from the year ended December 31, 2023, to nil for the year ended December 31, 2024. The decrease in the cost of revenues was mainly due to the disposal of Fe-da Electronics and its subsidiaries in the current fiscal year, which was related to intelligent chips and services business before fiscal year 2024. There was no cost of revenues generated from intelligent chips and services during financial year 2024 and 2025.

Gross Profit

Our gross profit decreased by approximately RMB 44.9 million (USD 6.3 million), from approximately RMB 153.8 million for the year ended December 31, 2024 to approximately RMB 108.8 million (USD 15.5 million) for the year ended December 31, 2025.

Operating Expenses

Operating Expenses were RMB 419.2 million, RMB 133.6 million and RMB 86.4 million (USD 12.3 million) for the years ended December 31, 2023, 2024 and 2025, respectively. The decrease of approximately RMB 47.2 million (USD 6.6 million) or 35.3% in 2025 was mainly because the decline of research and development expenses with the amount of approximately RMB 48.5 million (USD 6.8 million).

Selling expenses were RMB 2.8 million, RMB 2.2 million and RMB 2.2 million (USD 0.3 million) for the years ended December 31, 2023, 2024 and 2025, respectively. The fluctuation on selling expenses was minimal due to the more stable personnel structure compared with previous years.

General and administrative expenses were RMB 24.9 million, RMB 19.7 million and RMB 21.0 million (USD 3.0 million) for the years ended December 31, 2023, 2024 and 2025, respectively. The increase of approximately RMB 1.2 million (USD 0.2 million), or 6.2% was mainly due to the reverse on credit losses of other receivables in financial year 2024, which caused increase in financial year 2025.

Research and development expenses were RMB 161.2 million, RMB 111.7 million and RMB 63.3 million (USD 9.0 million) for the years ended December 31, 2023, 2024 and 2025, respectively. The decrease of approximately RMB 48.4 million (USD 6.8 million), or 43.3% in 2025 was mainly because some R&D projects had completed, and contemporary R&D technology was adequate for the business development needs, which was based on the attribution of resources and high efficiency.

Stock compensation expense was RMB 117.4 million, nil and nil for the year ended December 31, 2023, 2024 and 2025. There was no stock compensation expense occurred in financial year 2025.

Goodwill impairment losses were RMB 106.3 million, nil and nil for the years ended December 31, 2023, 2024 and 2025, respectively. There was no goodwill and impairment losses occurred in financial year 2025.

Other income (expenses), net

The total other income, net was RMB 38.4 million for the year ended December 31 2024. Total other income, net was RMB 112.5 million (USD 16.0 million) for the year ended December 31 2025. The total other income increased of approximately RMB 74.1 million (USD 10.4 million), or 193.0% in 2025 was mainly due to a sharp rise in investment income, which grew from RMB 12.4 million to RMB 132.3 million (USD 18.8 million). The investment income in 2025 consisted primarily of realized gains from the sale of short-term investments and fair value gains on certain equity securities. This increase was partially offset by loss from by debt of RMB 17.2 million (USD 2.4 million) in 2025, which was mainly from the recognition of bad debt loss from subsidiaries.

Benefit of (Provision for) income taxes

Benefit of income taxes was RMB 2.5 million for the years ended December 31, 2023. Provision for income taxes was RMB 6.1 million, RMB 7.3 million (USD 1.0 million) for the year ended December 31, 2024 and 2025, respectively. The fluctuation on provision for income taxes was minimal.

Net income (loss)

As a result of the combination of factors discussed above, our net loss increased from RMB 266.2 million for the year ended December 31, 2023, to approximately RMB 52.4 million of net income for the year ended December 31, 2024. The net income increased by RMB 75.2 million (USD 10.5 million), or 143.5%, resulting in net income with the amount of approximately RMB 127.6 million (USD 18.1 million) for the year ended December 31, 2025.

After the deduction of non-controlling interest, net loss attributable to us was approximately RMB 268.2 million and net income attributable to us was approximately RMB 38.6 million for the years ended December 31, 2023 and 2024, respectively. The net income attributable to us was RMB 113.9 million (USD 16.2 million) for the year ended December 31, 2025.

Comprehensive loss attributable to us was approximately RMB 325.8 million for the years ended December 31, 2023 and comprehensive income attributable to us was approximately RMB 43.6 million for the years ended December 31 2024, compared to approximately RMB 63.8 million (USD 9.2 million) comprehensive income attributable to us for the same period in 2025.

B.	LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2025, we had cash and cash equivalents of approximately RMB 1,229.0 million (USD 174.8 million). Our working capital was approximately RMB 2,351.9 million (USD 334.6 million) as of December 31, 2025. In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. To date, we have financed our working capital requirements through cash flow generated from operations, debt and equity financings.

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

The following table summarizes the key components of our cash flows for the years ended December 31, 2023, 2024 and 2025.

	For the Years Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	USD
Net cash (used in)/provided by operating activities	(45,412,006)	29,296,189	17,441,724	2,481,467
Net cash (used in) investing activities	(16,717,029)	(124,617,958)	(856,263,648)	(121,822,167)
Net cash provided by financing activities	76,553,117	809,038,230	1,082,024,350	153,941,548
Effect of exchange rate change on cash and cash equivalents	5,077,311	5,004,259	(50,151,501)	(7,135,144)
Net change in cash and cash equivalents	19,501,393	718,720,720	193,050,925	27,465,702
Cash and cash equivalents, beginning of year	297,710,673	317,212,066	1,035,932,786	147,384,018
Cash and cash equivalents, end of year	317,212,066	1,035,932,786	1,228,983,711	174,849,720

Operating activities

Net cash provided by operating activities was approximately RMB 17.4 million (USD 2.5 million) for the year ended December 31, 2025, as compared to net cash provided by operating activities of approximately RMB 29.3 million for the year ended December 31, 2024 and net cash used in operating activities of approximately RMB 45.4 million for the year ended December 31, 2023.

Net cash provided by operating activities for the year ended December 31, 2025, was primarily attributable to net income of approximately RMB 127.6 million (USD 18.1 million) adjusted by gain from short-term investment-unrealized and realized of approximately RMB 132.3 million (USD 18.8 million), allowance for expected credit losses of approximately RMB 9.6 million (USD 1.4 million) and amortization of operating lease right-of-use assets of RMB 1.1 million (USD 0.2 million). Cash inflow was attributable to the increase of other payables and accrued liabilities of RMB 17.3 million (USD 2.5 million), the increase of accounts payable of RMB 8.7 million (USD 1.2 million) and the increase of taxes payable of RMB 7.0 million (USD 1.0 million). Cash inflow was offset by increase in accounts receivables of RMB 19.9 million (USD 2.8 million) and increase in other receivables and prepaid expenses of RMB 6.3 million (USD 0.9 million).

Net cash provided by operating activities for the year ended December 31, 2024, was primarily attributable to net income of approximately RMB 52.4 million adjusted by loss from disposal of subsidiaries of RMB 54.7 million, gain from short-term investment-unrealized of RMB 16.2 million, credit losses of approximately RMB 4.9 million and amortization of operating lease right-of-use assets of RMB 1.0 million. Cash inflow was attributable to the increase of other payables and accrued liabilities of RMB 52.2 million. Cash inflow was offset by decrease in advance from customers of RMB 7.0 million and decrease in prepaid services fees of RMB 4.6 million.

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

Investing activities

Net cash used in investing activities was approximately RMB 856.3 million (USD 121.8 million) and RMB 124.6 million for the years ended December 31, 2025 and 2024, respectively. Net cash provided by investing activities was approximately RMB 16.7 million for the year ended December 31, 2023.

Cash used in investing activities for the year ended December 31, 2025 was mainly due to the increase in redemption of short-term investment-realized of approximately RMB 79.7 million (USD 11.3 million). It was offset by the purchase of short-term investments of approximately RMB 936.0 million (USD 133.2 million).

Cash used in investing activities for the year ended December 31, 2024 was mainly due to the increase in sale of short-term investments of approximately RMB 251.0 million. It was offset by the purchase of short-term investments of approximately RMB 366.0 million and loss from short-term investments of approximately RMB 9.6 million.

Cash used in investing activities for the year ended December 31, 2023 was mainly due to purchase of property and equipment of approximately RMB 0.4 million and offset by the purchase of short-term investments of approximately RMB 18.4 million.

Financing activities

Net Cash provided by financing activities was approximately RMB 1,082.0 million (USD 153.9 million) and RMB 809.0 million for the years ended December 31, 2025 and 2024, respectively. Net Cash used in financing activities was approximately RMB 76.6 million for the years ended December 31, 2023.

Net Cash provided by financing activities for the year ended December 31, 2025 was mainly due to the increase in issuance of convertible notes payable of approximately RMB 1,067.0 million (USD 151.8 million). As of December 31, 2025, all the convertible note has been converted into shares. For the year ended December 31, 2025, subsidiaries borrowed RMB 30.0 million (USD 4.3 million) from banks and repaid RMB 15.0 million (USD 2.1 million) to banks for operation purpose.

Net Cash provided by financing activities for the year ended December 31, 2024 was mainly due to the increase in issuance of convertible notes payable of approximately RMB 697.0 million and the increase in stock issuance of approximately RMB 129.0 million. For the year ended December 31, 2024, subsidiaries borrowed RMB 18.1 million from banks and repaid RMB 16.6 million to banks for operation purpose.

Net Cash provided by financing activities for the year ended December 31, 2023 was mainly due to offset by proceeds from Parent of approximately RMB 37.5 million and proceeds from loan-related party of approximately RMB 25.6 million. For the year ended December 31, 2023, subsidiaries borrowed RMB 10.0 million and RMB 3.5 million from banks, respectively, for operation purpose.

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

Contractual Obligations

As of December 31, 2025, the future minimum payments under certain of our contractual obligations were as follows:

		Payments Due In
	Total	Less than 1 year	1 – 2 years	2 – 3 years	Thereafter
	RMB
Contractual obligations
Operating leases obligations	771,892	530,997	240,895	-	-
Total	771,892	530,997	240,895	-	-

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We have focused on and will continue to focus on investment in our technology system. Our research and development expenses were approximately RMB 161.2 million, RMB 111.7 million and RMB 63.3 million (USD 9.0 million) for the years ended December 31, 2023, 2024 and 2025, respectively.

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

Other than as disclosed in the foregoing disclosures and elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2025 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, except for the following known trends and uncertainties:

1.	As observed in the fiscal year ended December 31, 2025, global economic uncertainty has led to a comprehensive shift towards conservatism in corporate marketing budgets among our clients. If this trend continues, it may further compress our revenues from central processing algorithm services, as clients reduce spending on lower-margin algorithm solution contracts.

2.	We have executed a series of share consolidations between 2024 and 2025 primarily to maintain our Nasdaq listing. As detailed in "Item 3.D Risk Factors," these actions subject us to heightened scrutiny and accelerated delisting risks under amended Nasdaq rules, which introduces significant uncertainty regarding our future ability to access U.S. capital markets.

E.	CRITICAL ACCOUNTING ESTIMATES

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

Fair Value Measurement of Short-Term Investments

The Company estimates the fair value of short-term investments using a hierarchical framework under ASC 820 (Fair Value Measurement). These investments are classified as Level 1, Level 2, or Level 3 based on the observability of inputs. For instruments without active market quotes (e.g., money market funds with underlying assets or corporate bonds), management utilizes valuation techniques such as discounted cash flows or third-party pricing services. Given market volatility, determining fair value requires significant judgment regarding liquidity discounts and credit spreads.

Revenue Recognition (Principal vs. Agent Assessment)

Under ASC 606 (Revenue from Contracts with Customers), the Company evaluates whether it acts as a principal or an agent in its revenue arrangements. This determination is critical as it dictates whether revenue is recognized on a gross basis (principal) or net basis (agent). Management assesses control over goods or services before they are transferred to the customer. Key indicators include whether the Company has primary responsibility for fulfillment, inventory risk, and pricing latitude. Due to the complexity of contractual terms and evolving business arrangements, this assessment involves significant judgment.

Debt-to-Equity Swap and Debt Conversion

The Company accounts for conversions in accordance with ASC 470 (Debt). When debt is converted to equity (a debt-to-equity swap), management must determine whether the transaction constitutes a troubled debt restructuring, an extinguishment, or a straightforward conversion. Significant judgment is required to:

1. Measure the fair value of the equity instruments issued.

2. Determine the allocation between the liability and equity components (if the instrument is convertible).

3. Calculate any gain or loss on extinguishment.

If the conversion terms are significantly modified, the transaction may be accounted for as a derecognition of the original liability and recognition of a new liability, potentially resulting in a material gain or loss.

Our estimate of the key assumptions did not change significantly throughout the periods presented.

See “Note 2 - Summary of Significant Accounting Policies” of the Notes to Consolidated Financial Statements for more information regarding current expected credit losses.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information concerning our directors and executive officers as of the date of this annual report.

Name	Age	Position	Served From
Jie Zhao	49	Chairman of the Board of Directors	December 2022
Min Shu	50	Director, Chief Executive Officer	December 2022
Shan Cui	53	Independent Director	December 2022
Haixia Zhao	60	Independent Director	December 2022
Wengang Kang	37	Independent Director	December 2022
Li He	40	Chief Financial Officer	December 2022

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

Wengang Kang has been serving as our Independent Director since December 2022. Mr. Kang has extensive experience in the legal industry, where he gained substantial skills and knowledge in legal industry. From July 2017 to June 2018, Mr. Kang was an associate at Shanghai Ximu Law Firm. From June 2018 to January 2020, Mr. Kang was an associate at Beijing Zhongyin (Shanghai) Law Firm, where he advised on corporate legal matters. Since 2020, he has been a partner of Shanghai Yingdong Law Firm. Mr. Kang graduated with a degree in law at the Gansu Institute of Political Science and Law in the PRC in July 2013.

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

Compensation

For the year ended December 31, 2025, we paid an aggregate cash compensation of approximately RMB 548,859 (USD 78,087) to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Clawback Policy

We adopted a Clawback Policy in compliance with the SEC rules and Nasdaq listing standards to recover any excess incentive-based compensation from current and former executive officers after an accounting restatement. A copy of the Clawback Policy is filed as exhibit 97.1 to this Annual Report.

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

Share Incentive Plan

For the year ended December 31, 2024 and 2025, we did not grant any share incentive awards to our directors and executive officers.

D.	EMPLOYEES

See “Item 4. INFORMATION ON THE COMPANY—B. Business Overview—Employees.”

E.	SHARE OWNERSHIP

The following table sets forth information concerning the beneficial ownership of our ordinary shares on an as-converted basis by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of our ordinary shares.

We have adopted a dual-class ordinary share structure. The calculations in the table below are based on 12,437,461 ordinary shares outstanding as of March 30, 2026, consisting of 10,941,519 Class A ordinary shares and 1,495,942 Class B ordinary shares.

	Class A Ordinary shares		Class B Ordinary shares		Voting
Name and Address of Beneficial Owner(1)	Number	%	Number	%	Power (%)
Executive Officers and Directors
Jie Zhao(2)	2,271,203	20.8%	661,762	44.2%	37.9%
Shan Cui	-	-	-	-	-
Haixia Zhao	-	-	-	-	-
Wengang Kang	-	-	-	-	-
Li He	-	-	-	-	-
Min Shu	-	-	-	-	-

All Executive Officers and Directors as a group	2,271,203	20.8%	661,762	44.2%	37.9%

MAJOR SHAREHOLDERS
WiMi Hologram Cloud Inc.	5,134,151	46.9%	1,495,942	100%	85.8%

(1)	The business address of our directors and executive officers is Unit 507, Building C, Taoyuan Street Long Jing High and New Technology Jingu Pioneer Park Nanshan District, Shenzhen, 518052 People’s Republic of China.
(2)	The reported securities are held by WiMi, a company in which Jie Zhao controls 44.2% of the voting power through holding 100% of all WiMi’s issued and outstanding Class A ordinary shares and 12.0% of all WiMi’s issued and outstanding Class B ordinary shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

Please see “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B.	RELATED PARTY TRANSACTIONS

Transaction balance of Related Parties

Amounts due to Parent Company are those nontrade payables arising from transactions between the Company and the Parent Company, such as advances made by the Parent Company on behalf of the Company, and allocated shared expenses paid by the Parent Company. Those balances are unsecured and non-interest bearing and are payable on demand.

During years ended December 31, 2024 and 2025 the Company obtained approximately RMB nil and RMB nil from Parent Company and repaid RMB 17,379,014 and RMB nil to Parent.

Please see “Note-11 Related party transactions and balances” for details with WiMi Hologram Cloud Inc.

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

Our Class A Ordinary shares have been listed on the Nasdaq Capital Market since December 12, 2022 under the symbol “MLGO.”

B.	Plan of Distribution

Not applicable.

C.	Markets

See “A. Offer and Listing Details” above.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

On March 15, 2024, the Company held an Extraordinary General Meeting of shareholders. The Meeting approved amendments to:

(i)	consolidate every ten issued shares of the Company’s ordinary share, par value US$0.001, into one share of ordinary share, par value US$0.01, changing the authorized share capital from US$200,000 divided into 200,000,000 shares of a nominal or par value of US$0.0001 each to US$200,000 divided into 20,000,000 shares of a nominal or par value of US$0.01 each; and

(ii)	increase the authorized share capital from US$200,000 divided into 20,000,000 shares of a nominal or par value of US$0.01 each to US$2,000,000 divided into 200,000,000 shares of a nominal or par value of US$0.01 each, by the creation of an additional 180,000,000 shares.

On March 22, 2024, the Company’s share consolidation plan became effective.

On November 29, 2024, the Company held its 2024 annual general meeting of shareholders. The Meeting approved amendments to

(i)	consolidate every 20 issued and unissued ordinary shares of a nominal or par value of US$0.01 each into one share of a nominal or par value of US$0.2 each, changing the authorized share capital from US$2,000,000 divided into 200,000,000 shares of a nominal or par value of US$0.01 each to US$2,000,000 divided into 10,000,000 shares of a nominal or par value of US$0.02 each;

(ii)	increase the authorized share capital from US$2,000,000 divided into 10,000,000 consolidated ordinary shares of a nominal or par value of US$0.2 each to US$200,000,000 divided into 1,000,000,000 consolidated ordinary shares of a nominal or par value of US$0.2 each, by the creation of an additional 990,000,000 consolidated ordinary shares; and

(iii)	change the authorized share capital to create a dual-class share structure by re-designating 800,000,000 authorized consolidated class A ordinary shares into class A ordinary shares of a nominal or par value of US$0.2 each, each entitled to one vote, and re-designating 200,000,000 authorized but unissued consolidated ordinary shares into class B ordinary shares of a nominal or par value of US$0.2 each, each entitled to 20 votes.

On December 13, 2024, the Company’s share consolidation plan became effective.

On July 2, 2025, the Company held an Extraordinary General Meeting of shareholders. The Meeting approved：

(i)	consolidate (i) every thirty (30) Class A Ordinary Shares of a par value of US$0.2 each be consolidated into one (1) Class A Ordinary Share with a par value of US$6.00 each, and (ii) every thirty (30) Class B Ordinary Shares of a par value of US$0.2 each be consolidated into one (1) Class B Ordinary Share with a par value of US$6.00 each; changing the authorized share capital US$200,000,000 divided into 1,000,000,000 shares comprising of (i) 800,000,000 Class A Ordinary Shares of a par value of US$0.2 each, and (ii) 200,000,000 Class B Ordinary Shares of a par value of US$0.2 each to US$200,000,000 divided into 33,333,333.33 shares comprising of (i) 26,666,666.67 Class A Ordinary Shares of a par value of US$6.00 each, and (ii) 6,666,666.67 Class B Ordinary Shares of a par value of US$6.00 each

(ii)	increase the authorized share capital from US$200,000,000 divided into 33,333,333.33 shares comprising of (i) 26,666,666.67 Class A Ordinary Shares of a par value of US$6.00 each, and (ii) 6,666,666.67 Class B Ordinary Shares of a par value of US$6.00 each, to US$6,000,000,000 divided into 1,000,000,000 shares comprising of (i) 800,000,000 Class A Ordinary Shares of a par value of US$6.00 each, and (ii) 200,000,000 Class B Ordinary Shares of a par value of US$6.00 each, by the creation of 773,333,333.33 additional Class A Ordinary Shares and 193,333,333.33 additional Class B Ordinary Shares;

(iii)	decrease the authorized share capital from US$6,000,000,000 divided into 1,000,000,000 shares comprising of (i) 800,000,000 Class A Ordinary Shares of a par value of US$6.00 each, and (ii) 200,000,000 Class B Ordinary Shares of a par value of US$6.00 each to US$100 divided into 1,000,000,000 shares comprising of (i) 800,000,000 Class A Ordinary Shares of a par value of US$0.0000001 each (the “New Class A Ordinary Shares”), and (ii) 200,000,000 Class B Ordinary Shares of a par value of US$0.0000001 each;

(iv)	an amendment to the Company’s Memorandum and Association to reflect the new capital structure following the reorganization.

On July 16, 2025, the Company’s share consolidation plan became effective. Following the consolidation, the share capital of the Company was US$6,000,000,000 divided into 1,000,000,000 shares comprising 800,000,000 Class A ordinary shares of a par value of US$6 each and 200,000,000 Class B ordinary shares of a par value of US$6 each.

On September 16, 2025, the Grand Court of the Cayman Islands issued an order confirming the reduction of the Company’s share capital as approved by the shareholders. In accordance with the Court’s directive, the Company submitted the order to the Registrar of Companies in the Cayman Islands for registration, and the reduction of share capital became effective. The authorized share capital was changed from US$6,000,000,000 divided into 1,000,000,000 shares to US$100 divided into 1,000,000,000 shares.

B.	Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our amended and restated memorandum and articles of association, as amended from time to time and the Companies Law of the Cayman Islands and the common law of the Cayman Islands.

The Company’s Memorandum and Articles of Association have been amended to reflect the share capital changes described above.

On March 15, 2024, the Company amended its Memorandum and Articles of Association to reflect the first share consolidation and subsequent increase in authorized share capital.

On November 29, 2024, the Company amended its Memorandum and Articles of Association to reflect the second share consolidation, the increase in authorized share capital, and to formally introduce a dual-class share structure, outlining the rights of the newly designated Class A ordinary shares (one vote per share) and Class B ordinary shares (20 votes per share).

On July 2, 2025, the Company approved amendments to its Memorandum and Articles of Association to reflect the capital structure following the third share consolidation and to provide for the capital reduction and reorganization, subject to Court approval. Following the sanction of the Grand Court of the Cayman Islands on September 16, 2025, and registration with the Registrar of Companies, the amendments to the Memorandum and Articles of Association became effective.

A copy of the Amended Articles of Association is attached hereto as Exhibit 1.1 and 1.2 are incorporated herein by reference.

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

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) our cash reserves will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Class A Ordinary shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including our cash reserves) on any particular quarterly testing date for purposes of the asset test.

If we are a PFIC, the status of which is a factual determination made annually after the end of each taxable year and is therefore subject to change. There can be no assurance regarding our PFIC status for the current or any future taxable year. Depending on the amount of cash or cash equivalents we hold, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Class A Ordinary shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Class A Ordinary shares and the amount of cash we hold. Accordingly, fluctuations in the market price of the Class A Ordinary shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend our cash reserves. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Class A Ordinary shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold Class A Ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Class A Ordinary shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Class A Ordinary shares.

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

Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. In China, the insurance coverage of each bank is RMB 500,000 (approximately USD 71,136). As of December 31, 2025, cash balance of RMB 154,119,320 (USD 21,926,832) was deposited with financial institutions located in China, of which RMB 142,841,958 (USD 20,322,382) was subject to credit risk. In Hongkong, the insurance coverage of each bank is HKD 800,000 (USD 102,802). As of December 31, 2025, cash balance of USD 44,476,502 (RMB 312,616,435) was deposited with financial institutions located in Hongkong, of which USD 43,600,105 (RMB 306,456,415) was subject to credit risk. In Singapore, the insurance coverage of each bank is SGD 100,000 (USD 77,660). As of December 31, 2025, cash balance of USD 100,681,217 (RMB 707,668,136) was deposited with financial institutions located in Singapore, of which USD 100,370,336 (RMB 705,483,015) was subject to credit risk. In the US, the insurance coverage of each bank is USD 250,000. As of December 31, 2025, cash balance of USD 7,571,246 (RMB 53,216,777) was deposited with a financial institution located in US, of which USD 6,761,512 (RMB 47,525,319) was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness. A majority of our expense transactions are denominated in RMB and a significant portion of our and our subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the PBOC. Remittances in currencies other than RMB by us in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

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

On July 2, 2025, the Company held an Extraordinary General Meeting (“EGM”) where shareholders approved a series of resolutions to restructure the Company’s share capital. These resolutions included: (i) a share consolidation, (ii) an increase in the authorized share capital, (iii) a reduction of the share capital, and (iv) an amendment to the Company’s Memorandum and Articles of Association. The initial steps of the reorganization, the share consolidation and increase in authorized capital, took effect on July 16, 2025, upon confirmation by the Registrar of Companies in the Cayman Islands (the “ROC”). Under the Companies Act of the Cayman Islands, a reduction of share capital requires the confirmation of the Grand Court of the Cayman Islands (the “Court”). On September 16, 2025, the Court issued an order confirming the reduction of the Company’s share capital as approved by the shareholders.

A full description of the Company’s securities is attached to this Form 20-F as Exhibit 4.2. Information required in this Item 14A is incorporated by reference to the Company’s report of foreign private issuer on 6-K furnished to the SEC on December 5, 2024, July 14, 2025 and October 10, 2025.

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

Pursuant to prospectus supplements that makes a part of the Registration Statement dated May 6, 2025, and May 16, 2025, the Company sold Ordinary Shares and convertible notes in the aggregate amount of US$116 million. The terms of the offerings are incorporated by reference to the Company’s report of foreign private issuer on 6-K furnished to the SEC on May 8, 2025, and May 20, 2025.

In addition, On February 27, 2024, the Company entered into a Forward Purchase Agreement with its parent company WiMi Hologram Cloud Inc., pursuant to which WiMi will purchase up to $11,000,000 ordinary shares of the Company at the Conversion Price in the event the Investors elect to receive conversion shares.

On October 11, 2024, the Company entered into a Convertible Note Purchase Agreement with its parent company, WiMi Hologram Cloud Inc. in connection with the issuance and sale of unsecured convertible notes in the aggregate principal amount of up to $25,000,000 and at an aggregate purchase price of up to $23,000,000 in a transaction exempt from registration under the Securities Act of 1933, as amended. Please refer to the Company’s report of foreign private issuer furnished to the SEC on October 15, 2024, which is incorporated herein by reference. Pursuant to the Convertible Note Purchase Agreement, on October 14, 2024, the Company issued to WiMi a convertible note in the principal amount of USD 5,000,000 (the “Convertible Note”); in December, 2024, the Company issued to WiMi a convertible note in the principal amount of USD 10,000,000; in March 2025, the Company issued to WiMi a convertible note in the principal amount of USD 10,000,000.

On June 20, 2025, the Company entered into a Convertible Note Purchase Agreement with WiMi. Pursuant to the Purchase Agreement, the Company issued an Unsecured Convertible Promissory Note (the “Note”) to the Purchaser in the principal amount of $35,000,000 for a purchase price of $32,200,000.

As of December 31, 2025, all the convertible note mentioned above has been converted into shares. The coupon rate and effective interest rate were 0.0% and 8.7%, respectively, with the maturity of 360 days. The finance expense was approximately $391,052. For the year ended December 31, 2024 and 2025, the net proceeds to the Company were approximately US$ 115.5 million and US$148.1 million, respectively, after deducting expenses related to the offering. None of the net proceeds were direct or indirect payments to directors, officers, partners, 10% or more holders or affiliates of the Company.

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

Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures, as defined in Exchange Act Rule 13a-15(e), that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. The Company’s management, with the participation of its chief executive officer and chief financial officer, evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of the end of the period covered by this annual report. Based on this evaluation, its principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures were with weaknesses as of the end of the period covered by this annual report.

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

Management, with the participation of its principal executive officer and principal financial officer, evaluated the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation under these criteria, management concluded that its internal control over financial reporting was effective as of December 31, 2025. This Annual Report on Form 20-F does not include an attestation report of internal controls from our independent registered public accounting firm due to our status as nonaccelerated filer.

Internal Control over Financial Reporting

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The specific material weaknesses identified by the Company’s management as of December 31, 2025 are described as follows:

The first material weakness is that we did not maintain an effective control environment. Specifically, we lacked sufficient resources regarding financial reporting and accounting personnel with understanding of U.S. GAAP, in particular, to address complex U.S. GAAP technical accounting issues, related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. In addition, we have identified material weaknesses in information technology general control (“ITGC”) in the areas of: (1) user account management and segregation of duties and (2) risk assessment and mitigation strategy.

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

	2023	2024	2025	2025
Services	RMB	RMB	RMB	USD
Audit Fees	2,714,445	1,720,903	1,867,904	265,750
Audit-Related Fees	74,368	75,478	-	-

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

Not applicable.

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

We have adopted an Insider Trading Policy governing the purchase, sale, and/or other dispositions of our securities by directors, senior management, and employees that is designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company. A copy of our Insider Trading Policy is filed as Exhibit 11.2 to this Annual Report on Form 20-F.

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

We are a holding company and our operations are conducted all in China by through our WFOE, ShenZhen Weiyixin and its subsidiaries. ShenZhen Weiyixin has implemented comprehensive internal policies and measures on protection of cyber security, data privacy and personal information to make sure its compliance with relevant PRC laws and regulations. The main internal policies and measures are as follows:

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

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.	EXHIBITS

Index to Exhibits

Incorporated by Reference
Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed/ Furnished
1.1	MicroAlgo Inc. Amended and Restated Articles of Incorporation	20-F	001-40024	1.1	April 28, 2025
1.2	Notice of Special Resolution(s) (effect from September 19, 2025)					*
4.1	Specimen Ordinary Share Certificate	8-K	001-40024	4.1	December 16, 2022
4.2	Description of Securities					*
4.3	The results of 2024 Extraordinary Meeting of the Shareholders about the Company’s reverse stock split	6-K	001-40024	99.1	March 20, 2024
4.4	The results of 2024 Annual General Meeting of the Shareholders about the Company’s reverse stock split	6-K	001-40024		December 5, 2024
4.5	Results of 2025 Extraordinary General Meeting of Shareholders about the Company’s reverse stock split	6-K	001-40024	99.1	July 8, 2025
4.6	Share Capital Reduction Implementation	6-K	001-40024		October 10, 2025
4.7	Form of Convertible Note Purchase Agreement	6-K	001-40024	99.1	May 8, 2025
4.8	Form of Convertible Note Purchase Agreement	6-K	001-40024	99.1	May 20, 2025
8.1	List of Subsidiaries					*
10.1	Form of Registration Rights Agreement	8-K	001-40024	10.4	December 16, 2022
11.1	Form of Code of Ethics	S-1/A	333-251507	14	February 3, 2021
11.2	Insider Trading Policy					*
12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					*
12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					*
13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					**
13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					**
15.1	Consent of ONESTOP ASSURANCE PAC, an independent Registered Public Accounting Firm					*
97.1	CLAWBACK POLICY	20-F	001-40024	97.1	April 28, 2025
101.INS	XBRL Instance Document.					*
101.SCH	XBRL Taxonomy Extension Schema Document.					*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.					*
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.					*
101.LAB	XBRL Taxonomy Extension Labels Linkbase Document.					*
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.					*
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).					*

*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MicroAlgo Inc.

By:	/s/ Min Shu
	Name:	Min Shu
	Title:	Chief Executive Officer

Date: April 1, 2026

MICROALGO INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors and shareholders of

MicroAlgo Inc. and subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of MicroAlgo Inc. and its subsidiaries (collectively, the Company) as of December 31, 2025 and 2024, and the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows, for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial positions of the Company as of December 31, 2025 and 2024, and the consolidated results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

Singapore

April 1, 2026

MICROALGO INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	USD
ASSETS

CURRENT ASSETS
Cash and cash equivalents	1,035,932,786	1,228,983,711	174,849,720
Short-term investments	149,583,000	1,138,090,600	161,918,194
Accounts receivable, net	23,714,517	43,587,890	6,201,327
Prepaid services fees, net	53,078,298	48,743,215	6,934,785
Other receivables and prepaid expenses, net	2,259,168	1,713,996	243,853
Total current assets	1,264,567,769	2,461,119,412	350,147,879

NON-CURRENT ASSETS
Property and equipment, net	445,370	127,162	18,092
Long-term investments, net	97,062	96,911	13,788
Prepaid expenses and deposits	16,536	-	-
Deferred tax assets	440,346	443,086	63,039
Operating lease right-of-use assets, net	1,567,104	738,392	105,052
Total non-current assets	2,566,418	1,405,551	199,971
Total assets	1,267,134,187	2,462,524,963	350,347,850

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	18,595,244	27,263,888	3,878,882
Deferred revenues	3,409,718	7,121,109	1,013,133
Other payables and accrued liabilities	14,129,987	31,458,765	4,475,696
Banking borrowings	15,000,000	30,000,000	4,268,154
Operating lease liabilities-current	803,622	530,997	75,546
Taxes payable	5,892,194	12,867,650	1,830,704
Convertible notes payable	149,090,866	-	-
Total current liabilities	206,921,631	109,242,409	15,542,115

NON-CURRENT LIABILITIES
Operating lease liabilities-non-current	696,549	240,895	34,273
Total non-current liabilities	696,549	240,895	34,273
Total liabilities	207,618,180	109,483,304	15,576,388

MICROALGO INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS — (Continued)

	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	USD
COMMITMENTS AND CONTINGENCIES-Note 17

SHAREHOLDERS’ EQUITY
Class A Ordinary shares[1] (USD 0.0000001 par value, 800,000,000 shares authorized, 437,885 and 10,941,519 shares issued and outstanding as of December 31, 2024 and 2025, respectively)	1	8	1
Class B Ordinary shares, USD 0.0000001 par value, 200,000,000 shares authorized, 333,333 and 1,495,942 shares issued and outstanding as of December 31, 2024 and 2025, respectively	1	2	-
Additional paid-in capital	1,117,054,002	2,333,169,210	331,944,174
(Accumulated deficit)/Retained earnings	(33,570,391)	80,135,137	11,400,970
Statutory reserves	8,152,694	8,354,597	1,188,623
Accumulated other comprehensive loss	(49,708,261)	(99,859,762)	(14,207,228)
Total shareholders’ equity	1,041,928,046	2,321,799,192	330,326,540

NONCONTROLLING INTERESTS	17,587,961	31,242,467	4,444,922

Total equity	1,059,516,007	2,353,041,659	334,771,462

Total liabilities and shareholders’ equity	1,267,134,187	2,462,524,963	350,347,850

[1]	Number of shares has been retrospectively adjusted for the share consolidation (10 to 1, 20 to 1, and 30 to 1) effective March 22, 2024, December 13, 2024 and July 16, 2025.

The accompanying notes are an integral part of these consolidated financial statements.

MICROALGO INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME

	For the Years Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	USD
OPERATING REVENUES
Services	569,906,586	541,487,420	422,045,319	60,045,146
Products	10,109,828	-	-	-
Total operating revenues	580,016,414	541,487,420	422,045,319	60,045,146

COST OF REVENUES	(406,026,720)	(387,719,164)	(313,222,200)	(44,562,685)

GROSS PROFIT	173,989,694	153,768,256	108,823,119	15,482,461

OPERATING EXPENSES
Selling expenses	(2,760,388)	(2,198,718)	(2,196,223)	(312,460)
General and administrative expenses	(24,916,851)	(19,744,131)	(20,969,091)	(2,983,312)
Research and development expenses	(161,191,572)	(111,688,665)	(63,279,810)	(9,002,932)
Stock compensation expenses	(117,415,639)	-	-	-
Impairment loss for goodwill	(106,274,006)	-	-	-
Impairment loss for long-lived assets	(6,602,198)	-	-	-
Total operating expenses	(419,160,654)	(133,631,514)	(86,445,124)	(12,298,704)

(LOSS)/INCOME FROM OPERATIONS	(245,170,960)	20,136,742	22,377,995	3,183,757

OTHER INCOME/(EXPENSE)
Investment (loss)/income	(27,925,753)	12,389,436	132,251,951	18,815,722
Interest income	3,883,115	26,839,592	1,656,042	235,608
Finance expenses, net	(613,232)	(785,213)	(3,762,728)	(535,330)
Other income/(expense), net	1,127,156	(47,655)	(469,838)	(66,844)
Loss from bad debt	-	-	(17,160,000)	(2,441,384)
Total other (expense)/income, net	(23,528,714)	38,396,160	112,515,427	16,007,772

(LOSS)/INCOME BEFORE INCOME TAXES	(268,699,674)	58,532,902	134,893,422	19,191,529

BENEFIT OF/(PROVISION FOR) INCOME TAXES
Current	(166,476)	(5,590,543)	(7,334,225)	(1,043,453)
Deferred	2,666,910	(547,502)	2,740	390
Total benefit of/(provision for) income tax	2,500,434	(6,138,045)	(7,331,485)	(1,043,063)

NET (LOSS)/INCOME	(266,199,240)	52,394,857	127,561,937	18,148,466

Less: Net income attributable to non-controlling interests	2,014,100	13,790,099	13,654,506	1,942,651

NET (LOSS)/INCOME ATTRIBUTABLE TO MICRO ALGO INC.	(268,213,340)	38,604,758	113,907,431	16,205,815

NET (LOSS)/INCOME	(266,199,240)	52,394,857	127,561,937	18,148,466

OTHER COMPREHENSIVE (LOSS)/INCOME
Foreign currency translation adjustment	(57,547,208)	5,004,259	(50,151,501)	(7,021,189)

COMPREHENSIVE (LOSS)/INCOME	(323,746,448)	57,399,116	77,410,436	11,127,277

Less: Comprehensive income attributable to non-controlling interests	2,014,100	13,790,099	13,654,506	1,942,651

COMPREHENSIVE (LOSS)/INCOME ATTRIBUTABLE TO MICROALGOINC.	(325,760,548)	43,609,017	63,755,930	9,184,626

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES[1]
Basic	22,810	3,669,215	7,659,818	7,659,818
Diluted	22,810	9,664,959	7,659,818	7,659,818

(LOSS)/EARNINGS PER SHARE[1]
Basic	(11,758.59)	10.52	14.87	2.12
Diluted	(11,758.59)	3.99	14.87	2.12

[1]	Number of shares has been retrospectively adjusted for the share consolidation (10 to 1, 20 to 1, and 30 to 1) effective March 22, 2024, December 13, 2024 and July 16, 2025.

The accompanying notes are an integral part of these consolidated financial statements.

MICROALGO INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Ordinary shares
	Class A			Class B			Additional		Accumulated deficit					Accumulated other
	Shares[1]	Amount		Shares[1]	Amount		paid-in capital		Statutory reserves		Unrestricted			comprehensive (loss)/income	Noncontrolling interests		Total RMB
BALANCE, December 31, 2022	7,309		-	-		-		320,523,195		11,964,279		192,226,606		2,834,688		1,783,762		529,332,530
Shares issued-stock compensation expenses	1,292		-	-		-		119,618,420		-		-		-		-		119,618,420
Net loss	-		-	-		-		-		-		(268,213,340)		-		2,014,100		(266,199,240)
Statutory reserves	-		-	-		-		-		1,169,819		(1,169,819)		-		-		-
Foreign currency translation	-		-	-		-		-		-		-		(57,547,208)		-		(57,547,208)
BALANCE, December 31, 2023	8,601		-	-		-		440,141,615		13,134,098		(77,156,553)		(54,712,520)		3,797,862		325,204,502
Shares issued for cash	11,366		-	-		-		129,046,621				-		-		-		129,046,621
Shares issued - converted from convertible notes payable	417,918		1	333,333		1		547,865,766		-		-		-		-		547,865,768
Net income	-		-	-		-		-		-		38,604,758		-		13,790,099		52,394,857
Disposal of subsidiary	-		-	-		-		-		(6,401,093)		6,401,093		-		-		-
Statutory reserves	-		-	-		-		-		1,419,689		(1,419,689)		-		-		-
Foreign currency translation	-		-	-		-		-		-		-		5,004,259		-		5,004,259
BALANCE, December 31, 2024	437,885		1	333,333		1		1,117,054,002		8,152,694		(33,570,391)		(49,708,261)		17,587,961		1,059,516,007
Shares issued - converted from convertible notes payable	10,503,634		7	1,162,609		1		1,216,115,208		-		-		-		-		1,216,115,216
Net income	-		-	-		-		-		-		113,907,431		-		13,654,506		127,561,937
Statutory reserves	-		-	-		-		-		201,903		(201,903)		-		-		-
Foreign currency translation	-		-	-		-		-		-		-		(50,151,501)		-		(50,151,501)
BALANCE, December 31, 2025	10,941,519		8	1,495,942		2		2,333,169,210		8,354,597		80,135,137		(99,859,762)		31,242,467		2,353,041,659

BALANCE, December 31, 2025	10,941,519	USD	1	1,495,942	USD	-	USD	331,944,174	USD	1,188,623	USD	11,400,970	USD	(14,207,228)	USD	4,444,922	USD	334,771,462

[1]	Number of shares has been retrospectively adjusted for the share consolidation (10 to 1, 20 to 1, and 30 to 1) effective March 22, 2024, December 13, 2024 and July 16, 2025.

The accompanying notes are an integral part of these consolidated financial statements.

MICROALGO INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss)/income	(266,199,240)	52,394,857	127,561,937	18,148,466
Adjustments to reconcile net loss to net cash (used in)/provided by operating activities:
Depreciation and amortization	1,041,272	331,347	326,357	46,431
Allowance for expected credit loss	(1,307,865)	(4,897,513)	9,604,907	1,366,507
Stock compensation expenses	119,618,420	-	-	-
Deferred tax (benefit)/expense	(2,666,911)	547,502	(2,740)	(390)
Loss/(Gain) from short-term investments-unrealized & realized	(124,104)	(16,218,978)	(132,251,950)	(18,815,722)
Loss from disposal of subsidiaries	-	54,718,523	-	-
Amortization of operating lease right-of-use assets	802,313	1,005,700	1,059,007	150,667
Impairment loss for goodwill	106,274,006	-	-	-
Impairment loss for long-lived assets	6,602,198	-	-	-
Change in operating assets and liabilities:
Accounts receivables	(350,576)	(702,759)	(19,873,373)	(2,827,420)
Inventories	909,047	-	-	-
Prepaid services fees	(22,566,719)	(4,551,268)	1,544,892	219,795
Other receivables and prepaid expenses	-	3,772,477	(6,269,544)	(891,979)
Prepaid expenses and deposits	-	-	16,536	2,353
Accounts payable	6,711,558	(2,337,683)	8,668,644	1,233,304
Deferred revenues	(833,113)	(6,963,049)	3,711,391	528,026
Other payables and accrued liabilities	7,524,461	(52,194,764)	17,328,778	2,465,396
Operating lease liabilities	(984,005)	(979,430)	(958,574)	(136,378)
Taxes payable	137,252	5,369,351	6,975,456	992,411
Net cash (used in)/provided by operating activities	(45,412,006)	29,296,189	17,441,724	2,481,467

CASH FLOWS FROM INVESTING ACTIVITIES:
Loss of long-term investment	-	-	151	21
Proceeds from disposal of long-term investments	1,256,260	-	-	-
Proceeds from disposal/(Purchases) of property and equipment	437,873	(28,641)	(8,149)	(1,159)
Purchases of short-term investments	(18,411,162)	(365,970,754)	(935,966,450)	(133,161,628)
Redemption of short-term investments	-	251,017,894	79,710,800	11,340,599
Net cash (used in) investing activities	(16,717,029)	(124,617,958)	(856,263,648)	(121,822,167)

MICROALGO INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	For the Year Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	USD
CASH FLOWS FROM FINANCING ACTIVITIES:
Loan to related party	-	(1,086,012)	-	-
Loan to Parent	-	(17,379,013)	-	-
Proceeds from Parent	37,461,686	-	-	-
Proceeds from bank borrowings	13,500,000	18,140,000	30,000,000	4,268,154
Payments to bank borrowings	-	(16,640,000)	(15,000,000)	(2,134,077)
Proceeds from related party loans	25,591,431	-	-	-
Proceeds from stock issuance	-	129,046,621	-	-
Issuance of convertible notes payable	-	696,956,634	1,067,024,350	151,807,471
Net cash provided by financing activities	76,553,117	809,038,230	1,082,024,350	153,941,548

EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	5,077,311	5,004,259	(50,151,501)	(7,135,144)

CHANGE IN CASH AND CASH EQUIVALENTS	19,501,393	718,720,720	193,050,925	27,465,702

CASH AND CASH EQUIVALENTS, at beginning of year	297,710,673	317,212,066	1,035,932,786	147,384,018

CASH AND CASH EQUIVALENTS, at end of year	317,212,066	1,035,932,786	1,228,983,711	174,849,720

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	235,198	105,845	16,049	2,283
Cash paid for interest	124,995	759,480	759,426	108,045

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	586,741	1,055,364	1,015,103	144,421
Shares converted from convertible notes payable	-	547,865,768	1,213,304,369	172,618,992

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

On December 9, 2022, in accordance with the Merger Agreement, the closing of the business combination (the “Closing”) occurred. As a result of the consummation of the business combination, VIYI is now a wholly-owned subsidiary of the Company, which has changed its name to MicroAlgo Inc.

The business combination was accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, Venus will be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on the holders of VIYI expecting to have a majority of the voting power of the post-combination company, VIYI senior management comprising substantially all of the senior management of the post-combination company, the relative size of VIYI compared to Venus, and VIYI operations comprising the ongoing operations of the post-combination company. Accordingly, for accounting purposes, the business combination will be treated as the equivalent of VIYI issuing shares for the net assets of Venus, accompanied by a recapitalization. The net assets of Venus will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the business combination will be those of VIYI. (See Note 3 for details)

VIYI Algorithm Inc. (“VIYI”), is a company incorporated on September 24, 2020 under the laws of the Cayman Islands. WiMi Hologram Cloud Inc. (“WiMi Inc.” or the “Parent”) is VIYI’s parent company. VIYI, its consolidated subsidiaries, are primarily engaged in providing central processing algorithm services.

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

On October 9, 2020, VIYI set up a wholly owned holding company in Hong Kong, VIYI Technology Ltd. (“VIYI Ltd”), which holds all of the outstanding equity of Shenzhen Weiyixin Technology Co., Ltd. (“Shenzhen Weiyixin”or “WFOE”) which established on November 18, 2020 under the laws of the PRC.

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

On July 14, 2021, Weidong transferred its 100% equity interest of Khorgas Weidong to Shanghai Guoyu.

On July 19, 2021, Viwo Technology established a fully owned subsidiary Shenzhen Viwotong Technology Co., Ltd. (“SZ Viwotong”) in Shenzhen to support its operations.

In November 2021, SZ Viwotong acquired 100% equity interests of Guangzhou Tapuyu Internet Technology Co., Ltd. (“Tapuyu”).

In December 2022, SZ Viwotong acquired 100% equity of Beijing Younike Information Technology Co., Ltd. (“Younike”).

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

On December 20, 2023, VIWO Cayman established a fully owned subsidiary VIWO Technology (HK) Co., Limited (“VIWO HK”) in Hong Kong.

On January 23, 2024, VIWO Technology (HK) Co., Limited established a wholly-owned subsidiary, Beijing Viwotong Technology Co., Ltd. (“BJ Viwotong”).

In February 2024, SZ Viwotong transferred 100% equity of Tapuyu and Younike to BJ Viwotong.

On March 7, 2024, BJ Viwotong established a wholly-owned subsidiary, Beijing Weiyun Spacetime Technology Co., Ltd (“BJ Weiyun”).

In November, 2024, BJ Viwotong transferred 100% equity of Tapuyu and Younike to BJ Weiyun for the purpose of easy for group management.

The accompanying consolidated financial statements reflect the activities of MicroAlgo and each of the following entities as of December 31, 2025:

Name	Background		Ownership
VIYI Technology Inc. (“VIYI”)	●	A Cayman Islands company Incorporated on September 24, 2020	100% owned by MicroAlgo

VIYI Technology Ltd. (“VIYI Ltd”)	●	A Hong Kong company	100% owned by VIYI
	●	Incorporated on October 9, 2020
	●	A holding company

Shenzhen Weiyixin Technology Co., Ltd. (“Shenzhen Weiyixin”or “VIYI WFOE”)	●	A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”)	100% owned by VIYI Ltd
	●	Incorporated on November 18, 2020
	●	A holding company

Shenzhen Yitian Internet Technology Co., Ltd. (“Shenzhen Yitian”)	●	A PRC limited liability company	100% owned by Beijing WiMi before December 24, 2020, VIE of Shenzhen Weiyixin starting on December 24, 2020. 100% owned by Shenzhen Weiyixin starting April 1, 2022
	●	Incorporated on March 08, 2011
	●	Primarily engages central processing algorithm

Name	Background		Ownership
Shenzhen Qianhai Wangxin Technology Co., Ltd. (“Shenzhen Qianhai”)	●	A PRC limited liability company	100% owned by Shenzhen Yitian
	●	Incorporated on October 16, 2015
	●	Primarily engages in central processing algorithm in advertising industry

Shenzhen Yiyou Online Technology Co., Ltd. (“YY Online”)	●	A PRC limited liability company	100% owned by Shenzhen Yitian before January 11, 2021; 100% owned by Weidong after January 11, 2021; Disposed in May 2024
	●	Incorporated on January 14, 2019
	●	Primarily engages in central processing algorithm in advertising industry

Hainan Weidong Technology Co., Ltd. (“Weidong”)	●	A PRC limited liability company	100% owned by Shenzhen Yitian before January 11, 2021; 100% owned by Shenzhen Weiyixin after January 11, 2021
	●	Incorporated on October 28, 2020
	●	Primarily engages in central processing algorithm in advertising industry

Khorgas Weidong Technology Co., Ltd. (“Khorgas Weidong”)	●	A PRC limited liability company	100% owned by Weidong before July 14, 2021; 100% owned by Shanghai Guoyu after July 14, 2021; dissolved on December 30, 2024
	●	Incorporated on October 30, 2020
	●	Primarily engages in central processing algorithm in advertising industry

Shanghai Weimu Technology Co., Ltd. (“Shanghai Weimu”)	●	A PRC limited liability company	58% owned by Shenzhen Weiyixin
	●	Incorporated on November 30, 2020
	●	Engages in providing software support services

Weiyi Yuliang (Beijing) Science Technology Center (Limited Partnership) (“Weiyiyuliang”)	●	A PRC Limited Partnership	50% owned by Shenzhen Weiyixin
	●	Incorporated on June 20, 2024
	●	No operations as of December 31, 2024

CDDI Capital Ltd (“CDDI”)	●	A British Virgin Islands company	100% owned by VIYI Ltd
	●	Incorporated on June 5, 2023
	●	A holding company

VIWO Technology Inc. (“VIWO Cayman”)	●	A Cayman Islands company	55% owned by CDDI
	●	Incorporated on June 27, 2023
	●	A holding company

Viwo Technology Limited. (“Viwo Tech”)	●	A Hong Kong company	100% owned by VIWO Cayman
	●	Incorporated on April 15, 2021
	●	Engages in intelligent chips design

VIWO Technology (HK) Co., Limited (“VIWO HK”)	●	A Hong Kong company	100% owned by VIWO Cayman
	●	Incorporated on December 20, 2023
	●	A holding company

Name	Background		Ownership
Shenzhen Viwotong Technology Co., Ltd. (“SZ Viwotong”)	●	A PRC limited liability company	100% owned by Viwo Tech
	●	Incorporated on July 19, 2021

Shanghai Guoyu Information Technology Co., Ltd. (“Shanghai Guoyu”)	●	A PRC limited liability company	99% owned by Weidong, 1% owned by SZ Weidong
	●	Incorporated on March 18, 2019
	●	Engages in R&D and application of intelligent visual algorithm technology

Guangzhou Tapuyu Internet Technology Co., Ltd. (“Tapuyu”)	●	A PRC limited liability company	100% owned by SZ Viwotong from December 1, 2021 to February 6, 2024; 100% owned by BJ Viwotong from February 6, 2024 to November 21, 2024; 100% owned by BJ Weiyun after November 21, 2024
	●	Incorporated on June 22, 2021
	●	Engages in central processing algorithm in advertising industry

Beijing Younike Information Technology Co., Ltd. (“Younike”)	●	A PRC limited liability company	100% owned by SZ Viwotong from January 1, 2023 to February 28, 2024; 100% owned by BJ Viwotong from February 28, 2024 to November 11, 2024; 100% owned by BJ Weiyun after November 11, 2024
	●	Incorporated on July 22, 2022
	●	Engages in central processing algorithm in advertising industry

Shenzhen Weidong Technology Co., Ltd. (“SZ Weidong”)	●	A PRC limited liability company	100% owned by Weidong
	●	Incorporated on March 27, 2023
	●	Primarily engages in central processing algorithm in advertising industry

Beijing Viwotong Technology Co., Ltd. (“BJ Viwotong”)	●	A PRC limited liability company	100% owned by VIWO HK
	●	Incorporated on January 24, 2024
	●	Primarily engages in central processing algorithm in advertising industry

Beijing Weiyun Spacetime Technology Co., Ltd (“BJ Weiyun”)	●	A PRC limited liability company	100% owned by BJ Viwotong
	●	Incorporated on March 7, 2024
	●	Primarily engages in central processing algorithm in advertising industry

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

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries, which include the wholly-foreign owned enterprise (“WFOE”) and subsidiaries over which the Company exercises control and, when applicable, entities for which the Company has a controlling financial interest or is the primary beneficiary. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include the useful lives of property and equipment and intangible assets, impairment of long-lived assets and goodwill, allowance for credit losses, provision for contingent liabilities, revenue recognition, right-of-use assets and lease liabilities, deferred taxes and uncertain tax position, purchase price allocations for business combination, the fair value of contingent consideration related to business acquisitions and determination of incremental borrowing rate for operating leases. Actual results could differ from these estimates.

Reclassification

Certain prior period amounts have been reclassified to conform to the current period presentation. These reclassifications had no effect on previously reported net income, total assets, total liabilities, or stockholders’ equity.

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

The balance sheet amounts, with the exception of shareholders’ equity at December 31, 2024 and 2025 were translated at USD 1.00 to RMB 7.1884 and to RMB 7.0288 respectively. The average translation rates applied to statement of income accounts for the years ended December 31, 2023, 2024 and 2025 were USD 1.00 to RMB 7.0467, RMB 7.1217 and RMB 7.1429, respectively. The shareholders’ equity accounts were stated at their historical rate. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments included in accumulated other comprehensive loss amounted to RMB 49,708,261 and RMB 99,859,762 (USD 14,207,228) as of December 31, 2024 and 2025, respectively.

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

Accounts receivable, net

Accounts receivable includes trade accounts due from customers. Accounts are considered overdue after 90 days. Management reviews its receivables on a regular basis to determine if the credit loss is adequate and provides allowance when necessary. The credit loss is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the credit loss after all means of collection have been exhausted and the likelihood of collection is not probable. For the year ended December 31, 2024 and 2025, the Company made RMB nil and RMB nil allowance for credit losses of accounts receivable, respectively.

Short-term investments

Short-term investments are investments in wealth management product with underlying in cash, bonds and equity funds. The investments can be redeemed any time and the investment was recorded at fair value. The gain (loss) from sale of any investments and fair value change are recognized in the statements of income and comprehensive income.

Prepaid services fees

Prepaid services fees are mainly payments made to vendors or services providers for future services. These amounts are refundable and bear no interest. Management reviews its prepaid services fees on a regular basis to determine if the credit loss is adequate and adjusts the credit loss when necessary. As of December 31, 2024 and 2025, RMB 22,149 and RMB 2,790,191 (USD 396,965) credit losses were recognized for prepaid services fees, respectively.

Other receivables and prepaid expenses

Other receivables that are short-term in nature include employee advances to pay certain of the Company’s expenses in the normal course of business and certain short-term deposits. Prepaid expenses included utilities or system services. Credit loss may be established and recorded based on management’s assessment of the likelihood of collection. Management reviews these items on a regular basis to determine if the credit loss is adequate and adjusts the credit loss when necessary. Delinquent account balances are written-off against the credit loss after management has determined that the likelihood of collection is not probable. For the years ended December 31, 2024 and 2025, the Company made RMB 4,875,364 and RMB 6,814,716 (USD 969,542) credit losses for other receivables.

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

Long-term investments

The Company accounts for investments with less than 20% of the voting shares and does not have the ability to exercise significant influence over operating and financial policies of the investee using the cost method, included in long-term investments. The Company records these investments at cost in its consolidated financial statements and subsequently records any dividends received from the net accumulated earnings of the investee as income. Dividends received in excess of earnings are considered a return of investment and are recorded as reduction in the cost of the investments.

Equity method investments are evaluated for impairment when facts or circumstances indicate that the fair value of the long-term investments is less than its carrying value. An impairment is recognized when a decline in fair value is determined to be other-than-temporary. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; (iv) financial condition and near term prospects of the investments; and (v) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value. As of December 31, 2025, the Company recognized the impairment of RMB 1,103,089 (USD 156,938) for the equity method investment, mainly due to the weak financial condition recognized of Shenzhen Weiyixin’s investments in near periods.

Impairment for long-lived assets

Long-lived assets, including property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. For the years ended December 31, 2023, 2024 and 2025, RMB 6,602,198, RMB nil and RMB nil impairment of long-lived assets was recognized.

Convertible notes payable

Convertible notes are debt or equity instruments that either require or permit the investor to convert the instrument into equity securities of the issuer. The Company accounts for its convertible notes in accordance with ASC 470-20 Debt with Conversion and Other Options, whereby the convertible instrument is initially accounted for as a single unit of account, unless it contains a derivative that must be bifurcated from the host contract in accordance with ASC 815-15 Derivatives and hedging – Embedded Derivatives or the substantial premium model in ASC 470-20 Debt – Debt with Conversion and Other Options applies. For the year ended December 31, 2025, the convertible notes payable amounted to nil.

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

During the year ended of December 31, 2025, the financial instruments held by the Company were all classified into Level 1, according to the nature of the financial instruments, which were marketable securities.

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

(ii)	Sale of intelligent chips

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

Payments received from customers before all the relevant criteria for revenue recognition met are recorded as deferred revenue. As of December 31, 2024, deferred revenue totaled RMB 3,409,718, all of which was recognized as revenue during the year ended December 31, 2025. As of December 31, 2025, the Company recorded a deferred revenue balance of RMB 7,121,109 (USD 1,013,133).

The Company’s disaggregated revenue streams in consideration of the Company’s type of goods and services and sales channels are as follows:

	December 31, 2023	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	RMB	USD
Central processing advertising algorithm services	569,906,586	541,487,420	422,045,319	60,045,146
Sales of intelligent chips	10,109,828	-	-	-
Total revenues	580,016,414	541,487,420	422,045,319	60,045,146

The Company’s revenue by timing of transfer of goods or services is summarized below:

	December 31, 2023	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	RMB	USD
Goods and services transferred at a point in time	580,016,414	414,763,523	284,699,784	40,504,749
Services transferred over time	-	126,723,897	137,345,535	19,540,397
Total revenues	580,016,414	541,487,420	422,045,319	60,045,146

The Company’s revenue by geographic locations is summarized below:

	December 31, 2023	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	RMB	USD
Mainland PRC revenues	540,294,309	414,763,523	284,699,784	40,504,749
Hong Kong revenues	29,612,277	126,723,897	137,345,535	19,540,397
International revenues	10,109,828	-	-	-
Total revenues	580,016,414	541,487,420	422,045,319	60,045,146

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

Cost allocation

Cost allocation includes allocation of certain general and administrative and financial expenses paid by the Parent Company. General and administrative expenses consist primarily of salary and related expenses of senior management and employees, shared management expenses, including accounting, consulting, legal support services, and other expenses to provide operating support to the related businesses. These allocations are made using a proportional cost allocation method by considering the proportion of revenues, headcounts as well as estimates of time spent on the provision of services attributable to the Company and the related expenses resulted from the acquisition of subsidiary.

Research and development

Research and development expenses include salaries and other compensation-related expenses to the Company’s research and product development personnel, outsourced subcontractors, as well as office rental, depreciation and related expenses for the Company’s research and product development team.

Value added taxes (“VAT”) and goods and services taxes (“GST”)

Revenue represents the invoiced value of service, net of VAT or GST. The VAT and GST are based on gross sales price and VAT rates range up to 13% in China, depending on the type of service provided or product sold, and GST rate is generally 9% in Singapore. Entities that are VAT/GST general taxpayers are allowed to offset qualified input VAT/GST paid to suppliers against their output VAT/GST liabilities. Net VAT/GST balance between input VAT/GST and output VAT/GST is recorded in tax payable. All of the VAT/GST returns filed by the Company’s subsidiaries in China and Singapore, have been and remain subject to examination by the tax authorities for five years from the date of filing.

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

Other income (expenses), net

Other income (expenses), net mainly includes government subsidies which are amounts granted by local government authorities as an incentive for companies to promote development of the local technology industry. The Company receives government subsidies related to government sponsored projects and records such government subsidies as a liability when it is received. The Company records government subsidies as other income when there is no further performance obligation. Total government subsidies amounted to RMB 7,037 and RMB 100,717 (USD 14,329) for the years ended December 31, 2024 and 2025, respectively. As of December 31, 2024 and 2025, total amount of other income (expenses), net was RMB 47,655 and RMB 469,838 (USD 66,844), respectively.

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

Employee benefit

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans were RMB 1,683,474, RMB 1,515,078 and RMB 1,565,867 (USD 222,779) for the years ended December 31, 2023, 2024 and 2025, respectively.

Noncontrolling interests

Noncontrolling interest consists of an aggregate of 42% of the equity interest of Shanghai Weimu, 45% of equity interest of Viwo Tech, held by other investors. Excess of contribution received from noncontrolling shareholders over carrying value of the entity is recorded in additional paid in capital. The noncontrolling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Noncontrolling interests in the results of the Company are presented on the face of the consolidated statement of operations as an allocation of the total income or loss for the year between non-controlling interest holders and the shareholders of the Company.

Noncontrolling interests consist of the following:

	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	USD
Shanghai Weimu	4,495,040	2,512,517	357,460
Viwo Tech	13,092,921	28,729,950	4,087,462
Total noncontrolling interests	17,587,961	31,242,467	4,444,922

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential Class A Ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential Class A Ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. During the years ended December 31, 2024 and 2025, the basic shares were 3,669,215 shares and 7,659,818 shares1, respectively, and the dilutive shares were 9,664,959 shares and 7,659,818 shares1, respectively. During the years ended December 31, 2024 and 2025, the basic earnings per share were RMB 10.52 and RMB 14.87 (USD 2.12), respectively, and the diluted earnings per share were RMB 3.99 and RMB 14.87 (USD 2.12), respectively.

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

[1]	Number of shares has been retrospectively adjusted for the share consolidation (10 to 1, 20 to 1, and 30 to 1) effective March 22, 2024, December 13, 2024 and July 16, 2025.

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

In June 2025, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2025-05- Financial Instruments—Credit Losses (Topic 326). The current credit loss guidance in Topic 326 requires that an entity consider available information that is relevant to assessing the collectibility of cash flows when developing an estimate of expected credit losses. The historical credit loss experience of financial assets with similar risk characteristics generally provides a basis for an entity’s assessment of expected credit losses. However, an entity is required to consider adjustments to that information to reflect the extent to which management expects current conditions and reasonable and supportable forecasts to differ from the conditions that existed for the period over which historical information was evaluated. Those adjustments may be qualitative in nature and should reflect current conditions and forecasted changes related to relevant data (such as changes in unemployment rates, property values, commodity values, delinquency, or other factors that are associated with credit losses on the financial asset or in the group of financial assets). In addition, under current guidance, an entity would not consider collection activity after the balance sheet date when developing its estimate of expected credit losses. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

Note 3 — Deconsolidation

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

Note 4 — Short-term investments

Short-term investments consist of the following:

	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	USD
Marketable securities	149,583,000	1,138,090,600	161,918,194

Fair value disclosure:

December 31, 2024
	December 31,	Fair Value
	2024	Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB
Marketable securities	149,583,000	149,583,000	-	-

December 31, 2025
	December 31,	Fair Value
	2025	Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB
Marketable securities	1,138,090,600	1,138,090,600	-	-

There is no transfer between the levels for the periods presented.

As of December 31, 2024 and 2025, short-term investments amounted to RMB 149,583,000 and RMB 1,138,090,600 (USD 161,918,194), respectively. During the year ended December 31, 2025, the Company invested a total amount of RMB 935,966,450 (USD 133,161,628), redeemed a total amount of RMB 79,710,800 (USD 11,340,599), and the unrealized and realized gain from short-term investments was approximately RMB 132,251,950 (USD 18,815,722) in total.

Note 5 — Accounts receivable, net

Accounts receivable, net consisted of the following:

	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	USD
Accounts receivable	23,714,517	43,587,890	6,201,327
Less: allowance of credit losses	-	-	-
Accounts receivable, net	23,714,517	43,587,890	6,201,327

The following table summarizes the changes in credit losses:

	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	USD
Beginning balance	3,951,391	-	-
Addition	-	-	-
Recovery	(3,951,391)	-	-
Ending balance	-	-	-

Credit losses for the years ended December 31, 2024 and 2025 amounted to nil and nil, respectively.

Note 6 — Property and equipment, net

Property and equipment, net consist of the following:

	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	USD
Office electronic equipment	20,448	20,448	2,909
Office fixtures and furniture	147,312	155,461	22,118
Vehicles	1,201,452	1,201,452	170,933
Subtotal	1,369,212	1,377,361	195,960
Less: accumulated depreciation	(923,842)	(1,250,199)	(177,868)
Total	445,370	127,162	18,092

Depreciation expense for the years ended December 31, 2024 and 2025 amounted to RMB 331,347 and RMB 326,357 (USD 46,431), respectively.

Note 7 — Long-term investments

Long-term investments consist of the following:

	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	USD
5.0% Investment in a company in mobile games industry	600,000	600,000	85,363
5.0% Investment in a company in central processing advertising algorithm services	600,000	600,000	85,363
Subtotal	1,200,000	1,200,000	170,726
Less: Impairment loss	1,102,938	1,103,089	156,938
Total	97,062	96,911	13,788

During the years ended December 31, 2024 and 2025, the Company’s long-term investments amounted to RMB 97,062 and RMB 96,911 (USD 13,788), respectively. The Company made impairment allowance of equity method investments with the amount of RMB 534,181 (USD 75,999) for the company in mobile games industry and RMB 568,907 (USD 80,939) for the company in central processing.

Note 8 — Other payables and accrued liabilities

Other payables and accrued liabilities include the followings:

	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	USD
Payroll payable	814,397	728,845	103,694
Accounts payable with third parties	13,315,590	30,729,920	4,372,002
Total	14,129,987	31,458,765	4,475,696

During the years ended December 31, 2024 and 2025, the Company’s other payables and accrued liabilities amounted to RMB 14,129,987 and RMB 31,458,765 (USD 4,475,696), respectively.

Note 9 — Banking borrowings

Banking borrowings include the followings:

	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	USD
Banking borrowings-short-term	15,000,000	30,000,000	4,268,154
Total	15,000,000	30,000,000	4,268,154

The total outstanding banking borrowings were RMB 15.0 million and RMB 30.0 million (USD 4.3 million) as of December 31, 2024 and 2025. All bank borrowings are secured and are working capital loans under revolving credit facilities, each with a maturity term not exceeding 12 months, for daily operational needs. The loans bear interest at floating rates. All loans will be paid off before July 2026.

Note 10 — Convertible notes payable

Convertible notes payable includes the followings:

	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	USD
Investors	149,090,866	-	-
Total	149,090,866	-	-

During the year ended December 31, 2025, the Company entered into convertible note purchase agreements with investors, pursuant to which the Company will issue to each investor an unsecured convertible promissory note. Each note has a term of 360 days and bears an interest at 0% per annum. If an event of default on the note occurs, interest shall accrue on the outstanding balance at the rate equal to the lesser of 10% per annum or the maximum rate permitted under applicable law until paid. Each Investors has the right at any time after the purchase amount has been paid in full, at its election, to convert all or a portion of the outstanding balance under each of the note into ordinary shares of the Company of par value USD 0.000000011.

As of December 31, 2024 and 2025, there were RMB 149,090,866 and nil convertible notes payable outstanding, respectively. In the year ended at December 31, 2024, the cash received from convertible notes payable issued by Company was RMB 701,803,492. The total amount of convertible notes payable converted to shares was RMB 552,712,626. The balance of the convertible notes payable was RMB 149,090,866.

The issuance of convertible notes payable in the year ended at December 31, 2024 and 2025 are as followings:

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

On October 11, 2024, the Company entered into a Convertible Note Purchase Agreement (the “Note Purchase Agreement”) with WiMi Hologram Cloud Inc., a Cayman Islands company (“WiMi”) in connection with the issuance and sale of unsecured convertible notes in the aggregate principal amount of up to $25,000,000 and at an aggregate purchase price of up to $23,000,000 in a transaction exempt from registration under the Securities Act of 1933, as amended. On October 14, 2024, the Company issued to WiMi a convertible note in the principal amount of USD 5,000,000 (the “Convertible Note”). In December, 2024, the Company issued to WiMi a convertible note in the principal amount of USD 10,000,000. In March 2025, the Company issued to WiMi a convertible note in the principal amount of USD 10,000,000.

[1]	Number of shares has been retrospectively adjusted for the share consolidation (10 to 1, 20 to 1, and 30 to 1) effective March 22, 2024, December 13, 2024 and July 16, 2025.

On May 6, 2025, the Company entered into Convertible Note Purchase Agreements with certain investors, relating to our issuance of an aggregate of $36,000,000 Convertible Promissory Notes due after 360 days of issuance and our ordinary shares that are issuable upon conversion of the Convertible Note.

On May 16, 2025, the Company entered into Convertible Note Purchase Agreements with certain investors, relating to our issuance of an aggregate of $80,000,000 Convertible Promissory Notes due after 360 days of issuance and our ordinary shares that are issuable upon conversion of the Convertible Note.

On June 20, 2025, MicroAlgo Inc. (the “Company”) entered into a Convertible Note Purchase Agreement (the “Purchase Agreement”) with its parent company, WiMi Hologram Cloud Inc. (the “Purchaser”). Pursuant to the Purchase Agreement, the Company issued an Unsecured Convertible Promissory Note (the “Note”) to the Purchaser in the principal amount of $35,000,000 for a purchase price of $32,200,000.

As of December 31, 2025, all the convertible note mentioned above has been converted into shares. The coupon rate and effective interest rate were 0.0% and 8.7%, respectively, with the maturity of 360 days. During the year ended December 31, 2025, the Company confirmed finance cost-discount on conversion of convertible notes payable with the amount of $391,052.

Please see “Note-11 Related party transactions and balances” for details with WiMi Hologram Cloud Inc.

Note 11 — Related party transactions and balances

Amounts due to Parent Company (WiMi Hologram Cloud Inc.) are those nontrade payables arising from transactions between the Company and the Parent Company, such as advances made by the Parent Company on behalf of the Company, and allocated shared expenses paid by the Parent Company. Those balances are unsecured and non-interest bearing and are payable on demand.

During years ended December 31, 2024 and 2025 the Company obtained approximately nil and nil from Parent Company and repaid RMB 17,379,014 and RMB nil to Parent Company.

During years ended December 31, 2025, Parent Company purchased convertible note issued by the Company with the amount of $45,000,000 for a purchase price of $41,400,000. As of December 31, 2025, all the convertible note has been converted into shares.

Note 12 — Taxes

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

Significant components of the provision for income taxes are as follows:

	For the year ended December 31, 2023	For the year ended December 31, 2024	For the year ended December 31, 2025	For the year ended December 31, 2025
	RMB	RMB	RMB	USD
Current income tax expenses	(166,476)	(5,590,543)	(7,334,225)	(1,043,453)
Deferred income tax benefits/(provision)	2,666,910	(547,502)	2,740	390
Income tax credit/(expenses)	2,500,434	(6,138,045)	(7,331,485)	(1,043,063)

The following table reconciles China statutory rates to the Company’s effective tax rate:

	For the year ended December 31, 2023	For the year ended December 31, 2024	For the year ended December 31, 2025
China statutory income tax rate	25.00%	25.00%	25.00%
Preferential tax rate in China	(20.00)%	(20.00)%	(20.00)%
Tax rate difference outside China(1)	(16.75)%	(9.04)%	(11.10)%
Change in valuation allowance	(5.00)%	(9.35)%	(7.53)%
Additional R&D deduction in China	0.00%	0.00%	0.00%
Permanent difference	17.68%	23.88%	19.07%
Effective tax rate	(0.93)%	10.49%	5.44%

(1)	It is mainly due to the lower tax rate of the entities incorporated in Hong Kong, Singapore, and tax exempt in Cayman Islands.

Deferred tax assets and liabilities

Significant components of deferred tax assets and liabilities were as follows:

	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	USD
Deferred tax assets:
Net operating loss carryforwards	-	-	-
Allowance for credit losses	440,346	443,086	63,039
Less: valuation allowance	-	-	-
Deferred tax assets, net	440,346	443,086	63,039

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

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2024 and 2025, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2024 and 2025 and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2025.

Value added taxes (“VAT”) and goods and services taxes (“GST”)

Revenue represents the invoiced value of service, net of VAT or GST. The VAT and GST are based on gross sales price and VAT rates range up to 13% in China, depending on the type of service provided or product sold, and GST rate is generally 9% in Singapore.

Taxes payable consisted of the following:

	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	USD
VAT taxes payable	538,657	439,126	62,475
Income taxes payable	5,331,808	12,410,542	1,765,670
Other taxes payable	21,729	17,982	2,559
Totals	5,892,194	12,867,650	1,830,704

Note 13 — Concentration of risk

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. In China, the insurance coverage of each bank is RMB 500,000 (approximately USD 71,136). As of December 31, 2025, cash balance of RMB 154,119,320 (USD 21,926,832) was deposited with financial institutions located in China, of which RMB 142,841,958 (USD 20,322,382) was subject to credit risk. The Hong Kong Deposit Protection Board pays compensation up to a limit of HKD 800,000 (approximately USD 102,802) if the bank with which an individual/a company hold its eligible deposit fails. As of December 31, 2025, cash balance of RMB 312,616,435 (USD 44,476,502) was maintained at financial institutions in Hong Kong, of which RMB 306,456,415 (USD 43,600,105) was subject to credit risk. In the US, the insurance coverage of each bank is USD 250,000. As of December 31, 2025, cash balance of USD 7,571,246 (RMB 53,216,777) was deposited with a financial institution located in US, USD 6,761,512 (RMB 47,525,319) of which was subject to credit risk. In Singapore, Singapore Deposit Insurance Corporation Limited (SDIC) provides the insurance coverage of each bank is SGD 100,000 (USD 77,660). As of December 31, 2025, cash balance of RMB 707,668,136 (USD 100,681,217) was deposited with financial institutions located in Singapore, of which RMB 705,483,015 (USD 100,370,336) was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

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

Customer concentration risk

For the year ended December 31, 2023, one customer accounted for 9.3% of the Company’s total revenues. For the year ended December 31, 2024, one customer accounted for 12.0% of the Company’s total revenues. For the year ended December 31, 2025, three customers accounted for 41.5% of the Company’s total revenues.

As of December 31, 2024, three customers accounted for 50.5% of the Company’s accounts receivable. As of December 31, 2025, three customers accounted for 67.1% of the Company’s accounts receivable.

Vendor concentration risk

For the year ended December 31, 2023, one vendor accounted for 11.4% of the Company’s total purchases. For the year ended December 31, 2024, two vendors accounted for 23.8% of the Company’s total purchases. For the year ended December 31, 2025, three vendors accounted for 49.0% of the Company’s total purchases.

As of December 31, 2024, three vendors accounted for 71.5% of the Company’s accounts payable. As of December 31, 2025, five vendors accounted for 92.7% of the Company’s accounts payable.

Note 14 — Leases

Lease commitments

The Company determines if a contract contains a lease at inception. US GAAP requires that the Company’s leases be evaluated and classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option which result in an economic penalty. All of the Company’s real estate leases are classified as operating leases. The Company has elected the short-term lease exemption under ASC 842 for leases with terms of 12 months or less.

The Company has entered into seven non-cancellable operating lease agreements for 6 office spaces expiring through January 2028. As of December 31, 2025, the Company recognized approximately RMB 0.7 million (USD 0.1 million) right of use (“ROU”) assets and same amount of lease liabilities based on the present value of the future minimum rental payments of leases, using an incremental borrowing rate of 7%, which is determined using an incremental borrowing rate with similar term in the PRC. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. The leases generally do not contain options to extend at the time of expiration and the weighted average remaining lease terms are 1.5 years. The Company takes the short-term lease exemption for the lease agreements with a term of less than 1 year and expensed nil and nil during the years ended December 31, 2024 and 2025, respectively.

Operating lease expenses are allocated between the cost of revenue and selling, research and development, general, and administrative expenses. Long-term rent expenses for the years ended December 31, 2023, 2024 and 2025 was RMB 1,284,750, RMB 1,139,743 and RMB 1,094,679 (USD 153,255), respectively. Impairment of right of use assets amounted for the years ended December 31, 2023, 2024 and 2025 was nil, nil and nil, respectively.

The five-year maturity of the Company’s operating lease obligations is presented below:

Twelve Months Ending December 31,	Operating Lease Amount
	RMB	USD
2026	543,288	77,295
2027	243,281	34,612
2028	-	-
2029	-	-
2030	-	-
Thereafter	-	-
Total lease payments	786,569	111,907
Less: Interest	14,677	2,088
Present value of lease liabilities	771,892	109,819

Note 15 — Shareholders’ equity

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

On July 2, 2025, the Company held an Extraordinary General Meeting of shareholders. The Meeting approved (i) A 30-for-1 share consolidation of the Company’s issued and unissued Class A and Class B ordinary shares; (ii) An increase in the authorized share capital to US$6,000,000,000, effective immediately following the Share Consolidation. (iii) A capital reduction and reorganization, which includes reducing the par value of the Company’s ordinary shares to US$0.0000001. (iv) An amendment to the Company’s Memorandum and Association to reflect the new capital structure following the reorganization. The proposals (iii) and (iv) are special resolutions, and their implementation remains conditional upon the sanction of the Grand Court of the Cayman Islands.

On July 16, 2025, the Company’s share consolidation plan became effective. The share capital of the Company is US$6,000,000,000 divided into 1,000,000,000 shares comprising of (i) 800,000,000 Class A Ordinary Shares of a par value of US$6 each, and (ii) 200,000,000 Class B Ordinary Shares of a par value of US$6 each. There is no limit on the number of shares of any class which the Company is authorized to issue. Each Class A Ordinary Share shall be entitled to one (1) vote per Class A Ordinary Share and each Class B Ordinary Share shall be entitled to 20 votes per Class B Ordinary Share.

On September 16, 2025, the Grand Court of the Cayman Islands (the “Court”) issued an order confirming the reduction of the Company’s share capital as approved by the shareholders.

In accordance with the Court’s directive, the Company submitted the order of the Court to the Registrar of Companies in the Cayman Islands for registration, and the reduction of share capital has now become effective. As confirmed by the Court, the capital reduction and reorganization entailed the following:

-	The par value of each issued share was reduced from US6.00 to US0.0000001.

-	The credit arising from this reduction was transferred to a distributable reserve account for the Company.

-	The authorized share capital of the Company was changed from US6,000,000,000 (divided into 1,000,000,000 shares) to US100 (divided into 1,000,000,000 shares).

As of December 31, 2025, the share capital of the Company is US$100 divided into 1,000,000,000 shares comprising of (i) 800,000,000 Class A Ordinary Shares of a par value of US$0.0000001 each, and (ii) 200,000,000 Class B Ordinary Shares of a par value of US$0.0000001 each. There is no limit on the number of shares of any class which the Company is authorized to issue. Each Class A Ordinary Share shall be entitled to one (1) vote per Class A Ordinary Share and each Class B Ordinary Share shall be entitled to 20 votes per Class B Ordinary Share.

The Company believes the share consolidation should be accounted for on a retroactive basis pursuant to ASC 260. The Company has retroactively restated all shares and per share data for all periods presented.

Ordinary shares issued and outstanding

In 2024, the Company issued (i) 417,918 Class A ordinary shares and 333,333 Class B ordinary shares1 pursuant to the Convertible Note Purchase Agreements signed with certain investors and the parent company WiMi; (ii) 11,366 Class A ordinary shares1 pursuant to the Securities Purchase Agreements with certain investors and the parent company WiMi.

In 2025, the Company issued 10,503,634 Class A ordinary shares and 1,162,609 Class B ordinary shares pursuant to the Convertible Note Purchase Agreements signed with certain investors and the parent company WiMi.

As of December 31, 2025, the Company had 10,941,519 Class A Ordinary shares and 1,495,942 Class B Ordinary shares issued and outstanding with a par value of USD 0.0000001 each.

[1]	Number of shares has been retrospectively adjusted for the share consolidation (10 to 1, 20 to 1, and 30 to 1) effective March 22, 2024, December 13, 2024 and July 16, 2025.

Statutory reserve

The Company’s PRC entities are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, the Company’s PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. The Company’s PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange. As of December 31, 2024 and 2025, the Company’s PRC entities collectively attributed RMB 8,152,694 and RMB 8,354,597 (USD 1,188,623), of accumulated deficit for their statutory reserves, respectively. During the years ended December 31, 2024 and 2025, the Company’s PRC entities collectively attributed RMB 1,419,689 and RMB 201,903 (USD 28,725) to statutory reserves, respectively.

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

As a result of the foregoing restrictions, the Company’s PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulation in the PRC may further restrict the Company’s PRC entities from transferring funds to the Company in the form of dividends, loans and advances. As of December 31, 2025, amounts restricted are the paid-in-capital and statutory reserve of the Company’s PRC entities, which amounted to RMB 154,533,854 (USD 21,985,809).

Note 16 — Warrants

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

The key inputs into the Black-Scholes model were as follows at their following measurement dates:

	December 09, 2022	December 31, 2023	December 31, 2024	December 31, 2025	December 31, 2025
	USD	USD	USD	USD	RMB
Input
Share price	10.47	0.91	3.76	4.42	31.07
Risk-free interest rate	3.8%	3.95%	4.26%	3.47%	3.47%
Volatility	5.7%	5.7%	59.5%	52.79%	52.79%
Exercise price	11.50	11.50	2,300.00	69,000.00	484,987.20
Warrant life (yr)	4.97	3.92	2.92	1.92	1.92

As of December 9, 2022, the aggregate value of the private warrants was $123,750. The change in fair value from January 1, 2022 to December 9, 2022 was approximately $300,000 was included in the historical retained earnings (accumulated deficits) of Venus. The fair value of the warrants on December 31, 2023, 2024 and 2025 were nil, mainly due to the high exercise price comparing to actual share price.

Note 17 — Commitments and contingencies

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

However, litigation is subject to inherent uncertainties and the Company’s view of these matters may change in the future. The Company records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Company reviews the need for any such liability on a regular basis. The Company has not recorded material liabilities in this regard as of December 31, 2024 and 2025, respectively.

Note 18 — Segments

ASC 280, “Segment Reporting”, establishes standards for reporting financial information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments.

The Company’s chief operating decision maker (CODM) is the Chief Executive Officer, who reviews the above financial information of the separate operating segments when making decisions about allocating resources and assessing the performance of the group. The Company has determined that it has one operating segment, which is provided central processing algorithm services and intelligent chips and services. There were no significant segment expenses that were regularly provided to the CODM for the year ended December 31, 2025.

The following tables present summary information by segment for the years ended December 31, 2023, 2024 and 2025:

	Central processing algorithm services	Intelligent chips and services	Total December 31, 2023
	RMB	RMB	RMB
Revenues	569,906,586	10,109,828	580,016,414
Cost of revenues	395,959,074	10,067,646	406,026,720
Gross profit	173,947,512	42,182	173,989,694
Depreciation and amortization	6,774,207	406,754	7,180,961
Total capital expenditures	72,139	-	72,139

	Central processing algorithm services	Total December 31, 2024
	RMB	RMB
Revenues	541,487,420	541,487,420
Cost of revenues	387,719,164	387,719,164
Gross profit	153,768,256	153,768,256
Depreciation and amortization	1,289,020	1,289,020
Total capital expenditures	28,641	28,641

	Central processing algorithm services	Total December 31, 2025
	RMB	RMB	USD
Revenues	422,045,319	422,045,319	60,045,146
Cost of revenues	313,222,200	313,222,200	44,562,685
Gross profit	108,823,119	108,823,119	15,482,461
Depreciation and amortization	1,385,364	1,385,364	197,098
Total capital expenditures	8,149	8,149	1,159

Total assets as of:

	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	USD
Central processing algorithm services	1,267,134,187	2,462,524,963	350,347,850
Total assets	1,267,134,187	2,462,524,963	350,347,850

The Company’s operations are primarily based in the mainland PRC, Hong Kong and international, where the Company derives a substantial portion of their revenues. Management also reviews consolidated financial results by business locations. Disaggregated information of revenues by geographic locations are as follows:

	For the year ended December 31, 2023	For the year ended December 31, 2024	For the year ended December 31, 2025	For the year ended December 31, 2025
	RMB	RMB	RMB	USD
Mainland PRC revenues	540,294,309	414,763,523	284,699,784	40,504,749
Hong Kong revenues	29,612,277	126,723,897	137,345,535	19,540,397
International revenues	10,109,828	-	-	-
Total revenues	580,016,414	541,487,420	422,045,319	60,045,146

Note 19 — Subsequent events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through the date of this report when the financial statements were issued, there were no events that require adjustment to or disclosure in the consolidated financial statements.